

Westfield Group
Annual Report 2008

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The Westfield Group

The Westfield Group is the world's largest listed retail property group by equity market capitalisation. The Group has interests in and operates a portfolio of 119 high quality regional shopping centres in Australia, New Zealand, the United States and the United Kingdom, valued at around $69 billion, with almost 24,000 retailers in more than 10 million square metres of retail space.

Westfield is a vertically integrated shopping centre group. It manages all aspects of shopping centre development from design and construction through to leasing, management and marketing.

The Group creates value through intensive operational management and a strategic development program which continually improves the quality of the portfolio to generate sustainable long term returns for investors.

Contents



UNITED STATES
55 CENTRES
SEATTLE, WA
SAN FRANCISCO, CA
LOS ANGELES, CA
SAN DIEGO, CA
CHICAGO, IL
W YORK, NY
NEW JERSEY, NJ
WASHINGTON, DC
TAMPA, FL
UNITED KINGDOM
8 CENTRES
BELFAST
NOTTINGHAM
DERBY
BIRMINGHAM
LONDON

Front cover image: Westfield London

All amounts in Australian dollars unless otherwise specified

Assets Under Management



Australia 42%
New Zealand 4%
United States 39%
United Kingdom 15%

Gross Lettable Area



Australia 35%
New Zealand 4%
United States 55%
United Kingdom 6%

Portfolio Summary	Australia	New Zealand	United States	United Kingdom	Total
Centres	44	12	55	8	119
Retail Outlets	12,070	1,670	8,843	1,256	23,839
GLA (million sqm)	3.7	0.4	5.9	0.6	10.6
Westfield Asset Value (billion)	$20.9	NZ$3.0	US$15.5	£1.9	$49.9
Assets Under Management (billion)	$29.3	NZ$3.2	US$18.7	£4.9	$69.4

AUSTRALIA
44 CENTRES



CAIRNS
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE

NEW ZEALAND
12 CENTRES



AUCKLAND
WELLINGTON
CHRISTCHURCH

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Chairman's Review

The world economy has changed beyond recognition since the Chairman's Review I provided for 2007 and we now confront the most challenging economic conditions in our experience.

To successfully navigate the Group through this period will require an extraordinary effort and sound judgement. Fortunately, we have the resources – financial and human – to do just that.

We enter this downturn as we have entered previous economic downturns over our 49 year history – from a position of relative strength. And our goal now is not simply to weather the downturn, severe though it is, but to focus our energy and resources on taking advantage of the opportunities that such a downturn can often produce.

We are in a position to do this because over the past few years we consistently took the view that the good times of cheap, easily available capital that led to unrealistic asset prices, would not last forever.

We responded accordingly with a clear strategy to own the best centres in the best markets, and so sold 14 shopping centres that did not meet that criterion. We raised $10.5 billion of equity through asset sales, joint ventures, and the issue of equity between 2005 and 2007. All of this activity put Westfield in a relatively strong position. We recently raised a further $3.2 billion of equity through an institutional placement and the Distribution Reinvestment Plan.

And we are taking steps now to preserve that position. This year the Group will concentrate on two high-profile projects – Stratford City in the United Kingdom adjacent to the London 2012 Olympic site, and Sydney City in a prime retail precinct in Australia.

Redevelopment remains a fundamental aspect of our business and it is the investment in redeveloping our assets over the years that has made them resilient and able to weather the current storm. We will therefore continue to invest capital and resources into predevelopment work so that other projects are ready to go when we believe the time is right.

On the capital management side, with gearing in the mid 30% range, and high available liquidity of $8.7 billion, our balance sheet is in a good position to weather the storm, allow us to continue our projects and predevelopment work, refinance maturing facilities, and be positioned to acquire new assets should the opportunity arise.

One of the historical strengths of Westfield is its ability to continually redefine its product. Retail is by its very nature constantly evolving as are the markets we do business in. Our centres not only have the potential to adapt to these changes, it is vital that they do so to create new income streams. They must adapt to these changes to gain market share and greater penetration of their markets in order to deliver sustainable long term returns.



Frank Lowy AC

While much of our optimism rests on the foundation of our financial strength, it is also based on the confidence we have in the people who produce our results year in, year out. This starts, of course, with the wisdom and judgement of our board of directors and extends through our senior executive management and professional staff who have consistently performed at the highest levels to produce our operating results. I would like to acknowledge their contribution and thank them for their continued service on behalf of all members.

It is also worth noting that the board has welcomed a number of new directors over the past two years who have provided fresh insight and deep experience to an already strong board. The new members are Professor Judith Sloan, Mr John McFarlane and, most recently, Lord (Peter) Goldsmith, who resides in the United Kingdom and is a partner in the international law firm Debevoise & Plimpton. For six years until 2007 Lord Goldsmith served as the United Kingdom's Attorney General.

Former Chief Executive of Investec Bank (Australia), and former Chief Executive of Ernst & Young Australia and member of Ernst & Young's Global Executive Board, Mr Brian Schwartz AM, has been endorsed by the board as a director and he will stand for election at the forthcoming annual general meeting.

I would like to take this opportunity to acknowledge the dedicated service of Carla Zampatti AM who has served on the board since 1997 and will retire this year. Her contribution over such a long period has been highly valued by her fellow directors and we extend to her our very best wishes.

The Group has forecast operational earnings and distribution for 2009 in the range of 94 to 97 cents per security. Essentially, this forecast assumes difficult conditions continuing in New Zealand, United States and the United Kingdom, offset to some extent by an ongoing solid performance for our Australian business.

While this forecast reflects the reality of market conditions globally, I remain optimistic about the Group's potential.

Frank Lowy AC Chairman



Group Managing Directors' Review

We are pleased to report on the performance of the Group during what has been a very significant period of global turmoil.

Operational segment earnings for the year ended 31 December 2008 were $1.94 billion, representing 100 cents per security, up 10.4% on the prior year and up 5.6% per security, on a constant currency basis.

Distribution for the year was $2.07 billion representing 106.5 cents per security, comprising operational segment earnings per security of 100 cents and associated income hedging per security of 6.5 cents.

Notwithstanding the difficult conditions, the operating result and distribution were in line with the forecast provided in February 2008.

The statutory result prepared under AIFRS was a loss of $2.2 billion and includes non-cash mark to market adjustments of financial instruments of $(1.3) billion and asset revaluations of $(3.3) billion, the latter principally due to an increase in capitalisation rates.

These asset revaluation adjustments were offset by currency gains of $4.7 billion, principally as a result of the appreciation of the US dollar that is shown in the balance sheet rather than the income statement, as required under Australian accounting standards.

In the four and half years since the Group's merger in July 2004, the Group has achieved cumulative asset revaluation gains of approximately $9.9 billion, including the 2008 revaluations.

Total assets of the Group were $57.7 billion at 31 December 2008, with gross property investments increasing to $53.4 billion from $48.5 billion at 31 December 2007.

The Group remains focused on prudent capital management. Since the beginning of 2008, the Group has issued $1.6 billion of new debt, extended $1.5 billion of facilities and raised over $3 billion in equity capital. Facilities maturing in 2009 total $1.4 billion. Following the $2.9 billion institutional placement completed on 4 February 2009, pro forma gearing was 34.6%, with available liquidity of $8.7 billion.

The Group's portfolio of 119 high quality shopping centres across Australia, New Zealand, United States and the United Kingdom is well positioned in the current economic environment and benefits from the substantial investment in the portfolio through the redevelopment activity over recent years.

A key characteristic of our asset class is its ability to generate stable cash flows that have proven to be resilient through economic cycles – with 98.8% of the Group's rental income being minimum contracted rent and 1.2% being percentage rent, directly tied to retail sales.

Global occupancy at 31 December 2008, remained high at 97.1% leased, with just under 5,000 leasing deals completed throughout the year representing approximately 874,000 sqm of retail space. This is equivalent to the lease up of approximately 10 regional shopping centres. Despite the more challenging economic environment in 2008, we are pleased to report that this level of leasing activity was consistent with the level in 2007.


Peter Lowy, Steven L

Asset Revaluations since 2004 Merger


$ Billion
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
(2.0)
(4.0)
Cumulative
$9.9 billion
31 Dec 04
(6 months)
31 Dec 05
31 Dec 06
31 Dec 07
31 Dec 08

The benefit of the Group's globally diversified portfolio was clearly demonstrated in the 2008 results. Strong performance from the Australian portfolio during the year offset a deterioration of retail fundamentals in New Zealand, United States and the United Kingdom.

Comparable shopping centre net operating income for the portfolio grew by 2.8%, driven by growth in Australia and New Zealand of 4.7%, growth in the United States of 0.5% and a decline of 1.8% in the United Kingdom.

Operating Environment

Australian and New Zealand

In Australia, the portfolio is in very good shape. At 31 December the portfolio was in excess of 99.5% leased and comparable specialty rents for the year grew by a strong 6.3%.

Overall sales for the year totalled $20.7 billion, up 7.1% as a result of the solid environment together with strong performances from more recently completed developments at Doncaster, Geelong and Plenty Valley in Victoria; at Chermside and North Lakes in Queensland and at Kotara in New South Wales.

On a comparable basis total sales for the 12 months were up 3.7% and specialties up 4.2%. At the end of 2008, average specialty sales in the Australian portfolio was in excess of $9,600 a square metre with 18 Australian centres generating in excess of half a billion dollars in annual sales.

The New Zealand portfolio was also in excess of 99.5% leased at year end. Overall sales for the year were up 8.2% driven by the strong performance of our recently completed developments, particularly Albany in northern Auckland.

On a comparable basis, total sales for the 12 months were down 1.2% and specialties down 3.3%, which is in line with the general slowdown in the New Zealand economy and increased competition in the Auckland market.

Having regard to the prevailing conditions in Australia and New Zealand, we are forecasting net operating income to grow in the range of 3% to 4%, on a like for like basis, for 2009.

Group Managing Directors' Review Continued



SAN FRANCISCO, US



STRATFORD, UK

LONDON, UK

United States

The economic conditions in the United States continue to be very challenging. Although the quality of our portfolio and long term nature of our leases mitigates the impact of the current environment, we are not immune.

Total specialty shop sales in our United States portfolio were US$6.8 billion for the year, with retail sales over the December holiday period markedly lower in 2008 than in 2007. At year end, specialty sales for the 12 months were US$437 per square foot, representing a decrease of 6.8% compared to the previous 12 month period.

During the 12 months, new mall shop rents in the United States portfolio averaged US$49.10 a square foot. At 31 December, average specialty rents per square foot were $45.58, an increase of 2.7% for the 12 months.

At 31 December, the portfolio was 92.6% leased – 150 basis points lower than the same time last year and 20 basis points less than the September quarter. Despite a similar level of leasing as the 2007 year, occupancy has been affected by an increase in the number of store closures and bankruptcies during the year.

Having regard to the current difficult trading environment, we are forecasting 2009 net operating income in our United States portfolio to decline by 2% – 3% on a like for like basis.

United Kingdom

The United Kingdom portfolio, excluding our recently completed development in London, was 98.9% leased at the end of the year.

Similar to the United States, the environment in the United Kingdom continues to be challenging with an increase in the number of store closures and administrations.

Average specialty store rent at 31 December was £638 a square metre representing a 2.0% increase for the year on a comparable basis.

Industry reported statistics show sales for the 12 months to 31 December were up 1.7% in total and down 0.7% on a comparable basis. London retailers however continue to post much stronger retail sales growth than the rest of the United Kingdom with comparable growth up 3.8% for the 12 months.

In light of the current difficult economic conditions in the United Kingdom we are forecasting that like for like income from our United Kingdom portfolio will decline by 2% – 3% in 2009.

Operating Highlights

Key Development Activities

During 2008, the Group completed 9 major developments at an aggregate cost of $5.6 billion, with the Group's share being $3.8 billion. The projects completed during the year achieved development revaluation gains of $317 million, a pleasing result in this environment.

A major highlight for the Group in 2008 was the opening of two flagship centres: Westfield Doncaster in Australia and Westfield London in the United Kingdom.



DONCASTER, AUS



TOPANGA, US

CHERMSIDE, AUS

SYDNEY, AUS

Westfield Doncaster opened in October and is the Australian portfolio's latest flagship centre following the opening of Bondi Junction in 2004. The centre, which is jointly owned by La Salle's Asia Property Fund, opened on time, fully leased and ahead of the project's financial forecasts, being delivered at a yield of 8.75%.

The $600 million high quality project more than doubled the centre's size to 120,000 square metres with around 420 stores, creating one of Melbourne's premier retail destinations. Doncaster's discerning trade area is served by a high-end mix of local and international designers, many of which are new concept and flagship stores. The centre is anchored by department stores David Jones and Myer.

Westfield London opened at the end of October, creating a unique offer for residents of London and domestic and international tourists as one of Europe's largest urban undercover malls in the heart of the city.

Westfield London was 99% leased at opening with more than 280 retailers, almost 50 restaurants, public spaces and five-star customer services.

The £1.7 billion (A$3.6 billion) joint venture project with partner Commerz Real AG is London's largest shopping centre at 150,000 square metres and is home to anchor stores House of Fraser, Marks & Spencer, Debenhams, Waitrose and Next, and also features a raft of flagship and concept stores from leading UK and international retailers. A unique dedicated high-fashion precinct, The Village, has its own champagne bar along with luxury retailers including Tiffany & Co, Louis Vuitton, Prada, De Beers, Gucci, Dior, Ferragamo and Mont Blanc.

Westfield London's trade area has more than 3.4 million people and includes some of London's most affluent areas.

The centre is just three miles from London's Marble Arch, and connects with metropolitan London and beyond by three underground stations, one overground and two bus interchanges.

Westfield London has been very well received by the market with an average of over half a million people per week visiting the centre since opening – and a total of over 8 million visitors to date.

Following initial exit surveys the centre's sales potential has been ranked as the number one mall location in the United Kingdom by leading retail researcher, CACI.

Both Westfield Doncaster and Westfield London are expected to create significant long term value and are part of the Group's landmark developments joining the ranks of other premium developments at Bondi Junction in Sydney, San Francisco, and Century City in Los Angeles.

Other major project openings during the year were at Plaza Bonita, Topanga and Roseville in California, Southcenter in Washington, Manakau in New Zealand and Geelong and Plenty Valley in Victoria.

Group Managing Directors' Review Continued


STRATFORD CONSTRUCTION, UK


SOUTHCENTER, US


VALLEY FAIR, US


GARDEN STATE PLAZA, US

These seven projects were completed at an aggregate cost of $1.4 billion, with Group's share being $1.1 billion. In the United States, Southcenter, Topanga and Galleria all opened well-let, and since completion of their redevelopments, Plenty Valley and Geelong in Australia have traded in line with, or beyond expectation.

Current Projects

The Group recently commenced the Westfield Sydney City redevelopment in downtown Sydney. The $860 million project, in the heart of Australia's premier retail precinct, has a target yield in the range of 8.0% – 8.50% and is expected to complete in 2012.

Situated in the best retail site in Sydney's CBD at Pitt Street Mall, Castlereagh and Market Streets, the project will see the amalgamation of our Centrepoint, Imperial Arcade and Skygarden properties to create over 250 new retail stores, connected to the highest grossing department store locations in the country.

During the year the Group also commenced work at Stratford on the east side of London, adjacent to the site of the 2012 Olympics. This £1.45 billion (A$3 billion) project has a target yield in the range of 7.0% – 7.50% and is expected to complete in 2011.

Anchor tenants will include a flagship John Lewis department store, Marks & Spencer and Waitrose Supermarket.

Stratford City is the largest retail-led mixed use regeneration project ever undertaken in the United Kingdom. The completed centre of over 175,000 square metres is expected to revitalise London's East End with the introduction of more than 200 retail, leisure and entertainment facilities and superb transport connectivity. Over time Stratford City is planned to include office and hotel space, residential apartments, landscaping and public spaces and amenities.

Together with Westfield London on the west side of London, the development of Stratford will create a unique opportunity for the Group to consolidate a major presence in one of the world's leading markets.

Including Sydney City and Stratford, the Group currently has 7 projects under construction representing a forecast investment for the Group of $4.6 billion. To date, the Group has already spent $1.6 billion on these projects with a further $3.0 billion to be spent over the next 4 years.

The five smaller projects under construction represent a Group investment of $700 million and are all expected to complete during 2009 and 2010.

As the Chairman mentioned in his Review, our construction activity is concentrated in Sydney and Stratford, the gateway to the London 2012 Olympics, with both projects forecast to complete in 2011 / 2012.

These two major landmark projects, located in some of the best locations in the world, are of the highest quality and are expected to create significant long term value.

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SYDNEY CITY CONSTRUCTION, AUS



RICCARTON, NZ

CE[illegible] CITY, US

Future Projects

The Group is not planning to commence any other large project for the remainder of 2009. We are however continuing to invest in predevelopment work on our strategic development opportunities in prime locations where the long term fundamentals of these projects remain sound.

By advancing predevelopment work on these key selected sites we will be in a position to commence these projects when conditions are appropriate, having regard to returns, the economic and retail conditions, retailer demand, construction activity and the availability of capital.

Outlook

The Westfield Group's high quality global portfolio is underpinned by a strong balance sheet and management team, high occupancy levels and long term leases based on minimum contracted rents generating stable cash flows that have proven to be resilient through economic cycles.

Operational segment earnings and distribution for 2009, assuming no material change in currency exchange rates or economic conditions, are forecast to be in the range of 94 cents to 97 cents per security.

Five-Year Review

Financial Highlights	(Jul-Dec) 2004	2005	2006	2007	2008
Net Property Income[1]	$1,212 m	$2,516 m	$2,671 m	$2,512 m	$2,496 m
Property Revaluations	$2,760 m	$3,192 m	$5,138 m	$2,120 m	$(3,340) m
Profit/(Loss) After Tax	$2,630 m	$4,247 m	$5,583 m	$3,437 m	$(2,197) m
Distribution	$873 m	$1,828 m	$1,871 m	$1,979 m	$2,069 m
Total Assets Under Management	$41,920 m	$52,517 m	$60,739 m	$63,172 m	$69,436 m
Shopping Centre Assets	$34,973 m	$42,577 m	$47,944 m	$48,074 m	$53,404 m
Net Assets	$16,241 m	$19,466 m	$23,453 m	$27,592 m	$24,762 m
Gearing (Net Debt as % Assets)	40.6%	41.4%	38.4%	31.7%	34.6%[2]

[1] Net property income is after the sale of shopping centre assets amounting to: 2004 – nil; 2005 – $0.3bn; 2006 – $2.1bn; 2007 – $2.7bn; 2008 – nil.

[2] Represents pro forma balance sheet including the impact of the $2,835bn (net of costs) institutional placement completed on 4 February 2009. Actual leverage at 31 December 2008 was 39.8%.



Environment and Community

Westfield Group's ongoing efforts to extend its sustainability program and introduce new initiatives achieved significant progress during 2008.

The Group operates in highly-developed markets, all subject to the highest standard of corporate governance and regulatory regimes in the world. As such, Westfield routinely operates its business to meet these standards and ensures it has the necessary compliance policies and training programs to achieve this. It also encourages a culture of continuous improvement by which Group policies and staff behaviour respond to changing regulations and community expectations.

A key feature of the Group's improved environmental initiatives over the past two years was the extent to which staff demonstrated a genuine and growing interest in understanding climate change, and related issues.

This interest was already manifest in the recent focus on creating more environmentally friendly shopping centres. With each new project the Group has used new and emerging technology and building practices to create not just better looking centres with improved amenities, but more energy efficient buildings with improved water management and recycling programs.

Climate change and greenhouse gas emissions

An important focus during 2008 was to finalise the Group's program to measure and report accurately and consistently on its global greenhouse gas emissions (GHG), providing a necessary step towards effective management of emissions.

Westfield has engaged PricewaterhouseCoopers (PwC) to undertake an inventory of its greenhouse gas (GHG) emissions for its global operations in order to:

- understand the carbon impact of the Group's activities and undertake internal benchmarking to identify areas of improvement within its business operations
- publicly report GHG emissions, voluntarily in the annual report for the Carbon Disclosure Project (CDP), and on a obligatory basis as per local legislative requirements;
- demonstrate environmental credentials to key stakeholders
- identify GHG emissions reduction and energy efficiency opportunities.

The project also includes developing a GHG measurement and accounting manual that outlines the standards, methodology, boundaries and data sources that the Group uses to measure and report on its greenhouse gas emissions.

Westfield takes the following steps in preparing its GHG inventory:

- selecting appropriate GHG accounting standards
- understanding key GHG accounting and reporting principles establishing organisational and operational boundaries
- establishing base year and reporting periods
- determining GHG emissions quantification methodology (includes establishing materiality levels)
- gathering activity data relating to GHG emissions within Westfield's boundaries, covered in a separate report (Westfield Group Ltd Greenhouse Gas Accounting Methodology)
- Westfield calculates its GHG footprint in accordance with ISO 14064 – Greenhouse gases, Part 1
- ISO 14064 covers the following GHG categories:
  - **Direct Emissions (Scope 1)** GHG emissions from GHG sources owned or controlled by the corporation;
  - **Indirect Emissions (Scope 2)** GHG emissions from the generation of imported electricity, heat or steam consumed by the organisation;



- **Other Indirect Emissions (Scope 3)**
  GHG emissions, other than energy indirect GHG emissions, which are a consequence of an organisation's activity but arise from GHG sources that are owned or controlled by other organisations.

The program will provide a comprehensive view of the Group's worldwide carbon 'footprint'.

The major results of this report and the Group's strategic view on climate change and greenhouse issues will be published in Westfield's May 2009 submission to the Carbon Disclosure Project (www.cdproject.net).

The CDP is an independent not-for-profit organisation that holds the largest database of corporate climate change information in the world, and its annual reports provide a detailed analysis of how the largest companies around the globe are responding to climate change. The CDP plays a vital role in encouraging private and public sector organisations to measure, manage and reduce emissions and climate change impacts.

Construction

Globally Westfield continues to participate in a range of partnerships and programs that promote sustainable design and construction. The Group belongs to the Green Building Councils in Australia, New Zealand and the United States and supports the USGBC's Leadership in Energy Efficiency and Design program.

In 2008 Westfield Doncaster in Australia was completed, delivering one of the Group's most environmentally sustainable developments yet. The centre's environmentally-friendly elements include solar-power heating and lighting, significant water conservation measures and recycled building materials. The project was awarded a 4-Star Green Star – Shopping Centre Design (PILOT) Certified Rating by the Green Building Council of Australia, representing industry best practice. At year end, Westfield Doncaster was the largest Green Star rated centre in Australia and was one of three rated centres used to develop the Green Star Retail Centre Rating Tool.

The Westfield Group was a platinum sponsor of the Green Building Council's Shopping Centre Design (PILOT) tool and a member of the Council's Technical Working Committee.

Predevelopment works recently commenced at Westfield Sydney City in downtown Sydney. The flagship project contains a retail and commercial component, each of which target Australian excellence in sustainable design and construction through such measures as site-wide water recycling, tri-generation and absorption chillers and use of sustainable and recycled materials.

The retail centre will be designed to 5-Star Green Star specifications, representing Australian excellence, and the commercial components will be designed to achieve 5-Star Green Star, As Built 5-Star Green Star and 5-Star NABERS Energy Rating.

Community

Westfield's shopping centres continue to be a focus for community activity. In 2008 the Group's centres were host to a variety of fundraising and community events and also supported the Special Olympics, the National MS Society, and the Girl Scouts of America in the United States; National Council for the Protection of Children and Reading Rocks 08, a national literacy program in the United Kingdom; and the Salvation Army, Te Omanga Hospice, and the Starship Hospital Children's Cancer Unit in New Zealand. In Australia, the newly-launched national community program supporting disabled children and their families, continued to develop through the establishment of almost 30 local partnerships with groups such as the Spastic Centre, the Royal Institute for Deaf and Blind, the Sylvanvale Foundation and Montrose.

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Human Resources

Senior Executive Team

Corporate



Peter Allen
Group Chief
Financial Officer



Simon Tuxen
Group General Counsel
& Company Secretary

Mark Bloom
Deputy Group Chief
Financial Officer

Elliott Rusanow
Group Director Corporate

Eamonn Cunningham
Chief Risk Officer

Mark Ryan
Group Director
Corporate Affairs

Gerhard Karba
Group Chief
Information Officer

David Temby
Group Tax Counsel

Domenic Panaccio
Deputy Group Chief
Financial Officer

Gary Williams
Global Director New
Revenue & Marketing

Regional

Australia & New Zealand



Robert Jordan
Managing Director

Paul Altschwager
Head of Finance

Peter Bourke
Head of IT

Ian Cornell
Head of Human Resources

Andy Hedges
Head of Shopping Centre
Management & Marketing

Justin Lynch
Head of New Zealand

Bob Merkenhof
Head of Design
& Construction

Greg Miles
Head of Development

John Papagiannis
Head of Leasing

Michelle Vanzella
Head of Business
Development

Tim Walsh
General Counsel

United States



John Widdup
Chief Operating Officer

Stan Duncan
Head of Human Resources

Chuck Huebner
Head of Management
& Marketing

William Hecht
Head of Development

Alan Kamei
Head of IT

Peter Leslie
Head of Leasing

Easther Liu
Head of Strategy & Marketing

David Moore
Head of Design
& Product Development

Bill Saltenberger
Head of Construction

Peter Schwartz
General Counsel

Mike Skovran
Head of Finance – Operations

Richard Steets
Head of Corporate
Development

Mark Stefanek
Head of Finance – Corporate

United Kingdom & Europe



Michael Gutman
Managing Director

John Burton
Head of Stratford Project

Bill Giouroukis
Head of Leasing,
Management & Marketing

Alex Kershaw
Head of Human Resources

Brian Mackrill
Head of Finance

Peter Miller
Chief Operating Officer

Xavier Walker
Head of IT

Keith Whitmore
Head of Design
& Construction

Leon Shelley
Corporate Counsel

One of the Westfield Group's strengths is the experience of its senior executives with the average age of the team almost 50, and the length of service around 11 years.

The importance of the stability this provides cannot be overstated.

One obvious advantage of this accumulated experience is the ability to transfer executives between divisions and between markets. These transfers ensure that senior executives are placed in the roles and regions where they are most needed and will deliver the greatest value to the Group's business. In addition, these moves offer the individual the opportunity to gain experience in a new role or market.

In 2008 a number of significant transfers were made involving divisional heads moving from Australia to the United States, and from the United States to the United Kingdom to bolster the Group's expertise in markets experiencing more difficult retail conditions.

The ability of the Group to draw on long-serving staff in this way, and attract new talent, demonstrates why Westfield values its executives so highly and how it is continually looking for ways to offer them more and better opportunities to advance their careers and develop their skills.

This approach is not confined to the most senior team. Throughout the Group, a range of programs overseen by the Human Resources division aim to help our people become better at what they do, and offer them new and interesting ways to advance their career.

In 2008 the Group launched a new annual initiative, the Westfield Strategic Leadership Program, aimed at encouraging and developing high potential talent globally. This program involves a one-week residential course at the Australian Graduate School of Management in Sydney, with a combination of practical and theoretical learning led by senior Westfield executives including the Chairman, Group Managing Director, Group Chief Financial Officer and the Managing Director of Australia and New Zealand.

Participants in the Strategic Leadership program were drawn from Australia, New Zealand, United States and United Kingdom.

In Australia and New Zealand, the Westfield Foundational Leadership Program was conducted for its fourth year in 2008 with 89 participants. Operating across all divisions of the Group, the program has continued to provide management training to Westfield executives. Similar programs operate in the United States and United Kingdom.

Underpinning the many development programs is an intensive "people planning" process that is conducted regionally and globally, with a biannual review by our most senior executives. These forums are the basis of the Group's talent management and succession programs designed to ensure a smooth transition of leadership at all levels of the business.

The integration of these practices in the Group's core business reflects our continuing commitment to staff development and training.

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Property Portfolio

Australia

FOR THE YEAR ENDED 31 DECEMBER 2008

SHOPPING CENTRE	INTEREST %	FAIR VALUE 31 DEC 2008 $ MILLION	RETAIL CAP RATE	RETAIL SALES: TOTAL ANNUAL SALES $ MILLION	RETAIL SALES: VARIANCE %	RETAIL SALES: SPECIALTY ANNUAL SALES $ PSM	RETAIL SALES: VARIANCE %	LETTABLE AREA (SQM): TOTAL*	NUMBER OF RETAILERS
Australian Capital Territory									
Belconnen	100	637.0	5.75%	394.8	(1.2)	8,361	(0.2)	76,802	225
Woden	50	315.0	6.00%	436.4	2.5	9,481	5.8	72,253	267
New South Wales									
Bondi Junction	100	1,869.3	5.00%	940.0	4.4	11,218	5.3	132,105	513
Burwood	100	731.2	5.75%	396.9	4.1	9,610	4.7	65,216	249
Chatswood	100	904.5	5.75%	501.2	4.3	9,493	5.4	78,745	293
Figtree	100	128.3	7.75%	147.9	(4.3)	9,516	(6.5)	22,291	99
Hornsby	100	835.4	5.75%	604.5	2.7	7,569	1.3	103,539	333
Hurstville	50	301.5	6.25%	393.7	(1.1)	9,096	(1.7)	64,874	257
Kotara	100	630.0	6.00%	441.2	39.8	9,872	69.3	65,567	262
Liverpool	50	400.6	6.00%	441.6	7.1	8,107	7.1	93,387	337
Macquarie	55	484.0	5.50%	601.4	5.2	9,835	5.8	98,787	274
Miranda	50	636.0	5.50%	699.2	2.0	11,256	2.0	110,644	395
Mt Druitt	50	215.0	6.50%	355.7	3.9	7,919	3.5	61,345	247
North Rocks	100	107.0	7.50%	129.0	24.1	6,639	15.0	23,167	91
Parramatta	50	711.1	5.50%	697.9	6.8	9,521	10.0	139,388	490
Penrith	50	528.3	5.50%	577.9	3.7	9,936	4.5	90,433	346
Sydney Central Plaza	100	545.0	6.00%	348.6	(2.6)	15,337	4.3	54,933	93
Sydney City***#	100	655.8	7.25%	220.0	(5.2)	9,606	(5.8)	88,463	295
Tuggerah	100	589.0	6.25%	471.9	2.9	6,983	1.0	85,775	273
Warrawong	100	179.0	7.75%	205.1	(0.9)	6,080	(5.0)	59,995	142
Warringah Mall	25	271.3	5.50%	779.6	2.0	9,736	2.4	127,455	329
Queensland									
Cairns	50	220.5	5.75%	352.5	2.7	10,603	6.8	53,692	205
Carindale	50	445.6	5.63%	689.5	4.8	10,779	5.1	116,884	300
Chermside	100	1,265.8	5.50%	766.1	8.4	10,297	6.7	145,912	406
Helensvale	50	153.1	6.50%	315.2	14.4	8,412	15.3	44,942	186
Mt Gravatt	75	646.9	5.75%	578.2	1.8	9,993	3.7	102,380	311
North Lakes	50	185.0	6.00%	317.3	81.6	7,518	74.0	61,730	215
Pacific Fair	44	460.9	5.75%	619.4	(0.1)	11,906	(1.0)	105,917	314
Strathpine	100	250.0	7.25%	258.0	10.1	7,731	13.0	46,223	166
South Australia									
Marion	50	490.0	5.75%	738.1	4.9	10,721	4.1	130,708	332
Tea Tree Plaza	50	299.5	6.00%	480.6	3.6	9,683	2.3	95,789	254
Westlakes	50	180.9	6.00%	365.0	10.7	8,861	13.9	62,000	215
Victoria									
Airport West	50	138.8	7.00%	273.0	1.8	7,591	1.3	55,370	176
Doncaster##	50	687.0	5.25%	349.7	122.0	7,477	130.3	117,134	437
Fountain Gate	100	849.4	5.75%	671.5	6.3	9,696	6.3	138,719	323
Geelong##	50	235.4	6.00%	204.9	34.3	8,854	52.3	53,939	181
Knox	30	279.0	6.25%	717.2	4.0	8,634	3.0	137,613	408
Plenty Valley##	50	125.9	6.25%	182.3	218.9	6,615	475.7	53,975	181
Southland	50	600.0	5.50%	765.8	4.0	8,520	4.3	133,187	406
Western Australia									
Booragoon	25	216.3	5.50%	576.6	1.9	13,567	3.0	75,311	279
Carousel	100	730.0	5.75%	502.3	3.8	10,676	3.9	85,001	282
Innaloo	100	249.7	6.50%	265.0	8.0	7,784	3.4	46,170	173
Karrinyup	33	206.6	5.50%	422.7	3.8	10,934	4.2	59,024	211
Whitford City	50	293.0	6.25%	474.2	6.5	9,250	3.6	76,466	299

New Zealand

FOR THE YEAR ENDED 31 DECEMBER 2008

SHOPPING CENTRE	INTEREST %	FAIR VALUE 31 DEC 2008 NZ$ MILLION	RETAIL CAP RATE	RETAIL SALES: TOTAL ANNUAL SALES NZ$ MILLION	RETAIL SALES: VARIANCE %	RETAIL SALES: SPECIALTY ANNUAL SALES NZ$ PSM	RETAIL SALES: VARIANCE %	LETTABLE AREA (SQM) TOTAL	NUMBER OF RETAILERS
New Zealand									
Albany	100	394.0	6.38%	257.3	230.2	8,104	240.5	53,111	147
Chartwell	100	152.0	7.50%	115.2	5.5	7,105	1.0	21,915	113
Downtown	100	81.0	7.75%	65.7	1.1	7,711	1.2	13,737	82
Glenfield	100	146.5	8.25%	156.5	(13.6)	5,424	(22.5)	31,030	135
Manukau ##	100	329.3	7.25%	208.7	17.0	7,576	20.9	46,125	195
Newmarket	100	256.0	6.88%	121.1	(1.1)	10,425	(5.5)	32,197	121
Pakuranga	100	105.0	8.25%	110.4	(5.5)	5,464	(10.0)	27,706	119
Queensgate	100	366.5	6.63%	232.7	1.9	7,374	1.4	52,322	183
Riccarton #	100	369.5	6.65%	303.2	0.4	10,521	(1.6)	47,130	154
Shore City	100	123.0	8.13%	61.7	(22.1)	6,648	(23.3)	14,877	85
St Lukes	100	482.0	6.38%	259.5	(4.9)	9,886	(7.4)	46,832	191
WestCity	100	208.5	7.63%	159.2	(1.5)	6,963	(2.8)	37,224	145

Centre currently under redevelopment
Redevelopment completed during the year

United Kingdom

SHOPPING CENTRE	LOCATION	INTEREST %	FAIR VALUE 31 DEC 2008 £ MILLION	ESTIMATED YIELD	LETTABLE AREA (SQM)	NUMBER OF RETAILERS
England						
Derby	Derby	50	216.8	6.07%	120,579	241
Guildford	Guildford	50	52.3	6.97%	13,016	69
London ##	London	50	1,136.1	** 5.25%	151,453	361
Merry Hill	Birmingham	* 33	271.0	5.84%	151,267	265
Nottingham	Nottingham	75	46.1	7.83%	43,363	104
Tunbridge Wells	Tunbridge Wells	* 33	36.8	8.85%	30,966	119
Northern Ireland						
Belfast	Belfast	* 33	66.7	7.88%	31,499	92
Sprucefield	Sprucefield	100	51.0	7.60%	21,476	5

UK Footnotes:

* The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.
** Estimated stabilised centre yield.
Development completed during the year.

Australia Footnotes:

* Includes office suites where applicable
** Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade
# Centres currently under redevelopment
Redevelopment completed during the year

82-35029

Property Portfolio continued

United States

FOR THE YEAR ENDED 31 DECEMBER 2008				RETAIL SALES			LETTABLE AREA (SQF)		
				SPECIALTY ANNUAL SALES					
SHOPPING CENTRE	INTEREST %	FAIR VALUE 31 DEC 2008 US$ MILLION	ESTIMATED YIELD	US$MILLION	US$PSF	VAR. PSF %	TOTAL	SPECIALTY	NUMBER OF SPECIALTY STORES
EAST COAST									
Connecticut									
Connecticut Post	100	260.1	7.20%	85.8	340	(3.4)	1,324,274	656,132	183
Meriden	100	141.7	7.30%	74.2	329	(3.9)	893,991	442,054	145
Trumbull	100	295.0	7.29%	104.2	385	(3.3)	1,172,006	496,056	178
Florida/Tampa									
Brandon	100	386.0	6.70%	160.2	427	(9.2)	1,155,300	535,585	211
Broward	100	205.2	5.90%	87.2	378	(15.1)	995,810	279,216	127
Citrus Park	100	271.7	6.40%	107.2	382	(11.8)	1,144,889	507,941	152
Countryside	100	203.2	7.00%	98.3	339	(9.0)	1,210,841	392,026	168
Sarasota	100	135.9	5.96%	57.7	284	(12.6)	944,782	364,132	132
Southgate	100	99.7	8.02%	48.8	440	(14.4)	422,505	136,631	46
Westland	100	138.1	5.78%	74.4	422	(9.4)	834,997	231,179	100
Maryland									
Annapolis	100	691.0	6.01%	225.4	488	(15.3)	1,473,103	780,955	252
Montgomery	50	225.0	6.16%	204.1	554	(4.1)	1,221,103	509,002	199
Wheaton	100	297.4	7.11%	94.2	327	(2.3)	1,632,733	637,558	197
New Jersey									
Garden State Plaza	50	724.1	5.60%	342.5	702	1.1	2,131,059	998,227	290
New York									
South Shore	100	197.0	7.36%	86.9	381	(8.0)	1,158,267	301,006	125
Sunrise	100	108.6	7.06%	76.3	331	(5.2)	1,221,996	488,498	162
North Carolina									
Eastridge	100	43.4	10.00%	41.8	227	(7.5)	875,894	276,147	93
MID WEST									
Illinois/Chicago									
Chicago Ridge	100	146.0	7.30%	90.2	378	(4.9)	829,154	406,114	144
Fox Valley	100	252.0	7.00%	105.9	326	(9.1)	1,428,401	548,649	186
Hawthorn	100	253.2	6.80%	86.1	309	(6.8)	1,339,071	573,688	163
Louis Joliet	100	143.1	6.00%	75.1	387	(4.5)	927,702	311,234	110
Old Orchard	100	502.1	6.00%	165.7	548	(8.4)	1,788,599	769,876	149
Indiana									
Southlake	100	258.1	6.70%	134.8	398	(3.2)	1,368,228	681,887	176
Nebraska/Lincoln									
Gateway	100	118.5	7.00%	74.6	348	1.4	973,374	415,930	126
Ohio									
Belden Village	100	175.0	6.92%	99.2	391	(2.4)	826,316	316,127	114
Franklin Park	100	356.3	6.00%	127.8	406	(4.3)	1,295,923	634,130	163
Great Northern	100	148.8	6.80%	89.5	328	(4.5)	1,237,670	439,704	145
Southpark	100	297.2	6.80%	129.3	339	(0.9)	1,652,773	864,372	184

FOR THE YEAR ENDED 31 DECEMBER 2008

SHOPPING CENTRE	INTEREST %	FAIR VALUE 31 DEC 2008 US$ MILLION	ESTIMATED YIELD	RETAIL SALES: SPECIALTY ANNUAL SALES US$MILLION	US$PSF	VAR. PSF %	LETTABLE AREA (SQF): TOTAL	SPECIALTY	NUMBER OF SPECIALTY STORES
WEST COAST									
Northern California									
Downtown Plaza	100	99.9	6.70%	59.8	320	(7.4)	1,166,783	384,363	116
Galleria at Roseville#	100	340.5	6.20%	151.3	455	(12.1)	1,118,009	545,965	162
Oakridge	100	345.0	6.80%	144.5	444	(2.3)	1,140,203	613,459	208
San Francisco	*	570.3	5.76%	237.7	675	0.8	1,460,847	545,009	196
Solano	100	221.0	7.25%	95.2	344	(9.2)	1,063,810	504,235	168
Valley Fair	50	510.1	5.86%	395.9	781	(5.4)	1,477,579	742,851	267
Southern California Los Angeles									
Century City	100	773.1	5.91%	222.3	855	(4.1)	875,252	518,252	148
Culver City#	100	158.2	8.03%	72.5	327	(9.7)	696,741	293,241	126
Eastland	100	119.3	6.75%	18.7	360	(8.9)	806,434	593,079	37
Fashion Square	50	145.9	6.12%	160.9	546	(6.4)	845,399	342,864	135
Mainplace	100	303.0	6.90%	121.6	372	(10.1)	1,108,544	448,044	188
Palm Desert	100	193.9	6.93%	90.1	368	(9.2)	1,004,160	391,467	155
Promenade	100	57.6	7.65%	29.4	378	(9.0)	614,323	344,323	50
Santa Anita#	100	375.8	6.93%	166.0	422	(8.1)	1,186,385	670,561	202
Topanga##	100	802.4	6.20%	241.9	462	(7.0)	1,584,649	662,752	269
Valencia Town Center#	50	117.4	7.20%	125.3	396	(10.4)	852,503	459,584	154
West Covina	100	280.1	6.50%	125.4	345	(6.5)	1,183,692	505,598	200
Southern California San Diego									
Horton Plaza	100	360.8	5.94%	89.2	444	(8.4)	724,727	444,241	127
Mission Valley	100	331.9	6.43%	112.5	442	(2.6)	1,579,736	800,808	133
North County	100	243.9	6.85%	123.3	383	(6.4)	1,254,937	374,440	172
Parkway	100	308.7	7.01%	115.9	376	(5.7)	1,320,278	553,938	198
Plaza Bonita##	100	376.6	6.56%	130.4	448	(1.4)	1,033,995	510,230	183
Plaza Camino Real	100	196.8	6.50%	92.6	343	(7.5)	1,128,917	410,707	149
UTC	50	198.6	5.70%	188.4	619	(7.1)	1,064,577	470,151	150
Washington									
Capital	100	187.2	6.73%	86.5	353	(12.6)	789,194	482,599	136
Southcenter##	100	711.1	6.40%	186.2	578	(14.1)	1,671,242	713,767	246
Vancouver	100	146.0	6.58%	74.1	338	(8.4)	941,566	340,000	148

* Includes San Francisco Centre at 100% and San Francisco Emporium at 50%.
\# Centres currently under redevelopment
\## Redevelopment completed during the year

82-35029

Board of Directors



Mr Frank P Lowy AC
Chairman



Mr David H Lowy AM
Deputy Chairman



Mr Roy L Furman



Mr Stephen P Johns



Mr Peter S Lowy



Mr Steven M Lowy



Mr John McFarlane

Mr Frank P Lowy AC
Chairman

Frank Lowy is executive chairman and co-founder of the Westfield Group. He is the founder and chairman of the Lowy Institute for International Policy, a member of The Brookings Institution's International Advisory Council, chairman of Football Federation Australia, and a member of the FIFA World Cup Organising Committee. Mr Lowy is chairman of the Westfield Group Nomination Committee.

Mr David H Lowy AM
Deputy Chairman

David Lowy was appointed non-executive deputy chairman of Westfield Holdings Limited in June 2000. He holds a Bachelor of Commerce degree from the University of NSW. Mr Lowy joined Westfield in 1977 and was appointed executive director in 1981 and became managing director in 1987, a position he held until June 2000. He is a principal of LFG Holdings, a director of Consolidated Media Holdings Limited and Crown Limited and the founder and president of Temora Aviation Museum. Mr Lowy is chairman of the Westfield Group Board Risk Management Committee.

Mr Roy L Furman

Roy Furman was appointed as a non-executive director of Westfield Holdings Limited in July 2004, having served as a non-executive director of Westfield America Management Limited since 2002. He holds a degree in law from Harvard Law School. Mr Furman is based in the US and is vice chairman of Jefferies and Company and chairman of Jefferies Capital Partners, a group of private equity funds. In 1973 he co-founded Furman Selz – an international investment banking, institutional brokerage and money management firm and was its CEO until 1997. Mr Furman is a member of the Westfield Group Remuneration Committee.

The Right Honourable Lord Goldsmith QC PC

Lord (Peter) Goldsmith was appointed as a non-executive director of Westfield Holdings Limited in August 2008. Lord Goldsmith is a partner in the international law firm Debevoise & Plimpton LLP. For six years until June 2007, Lord Goldsmith served as the United Kingdom's Attorney General. Lord Goldsmith was created a Life Peer in 1999 and a Privy Counsellor in 2002. He remains a member of the House of Lords. Lord Goldsmith holds a degree in law from Cambridge University and a Master of Laws from University College London. In 1987, Lord Goldsmith was appointed Queens' Counsel. He has been a Crown Court Recorder since 1987 and a Deputy High Court Judge since 1994. Lord Goldsmith's other former positions include Chairman of the Bar of England and Wales, Chairman of the Financial Reporting Review Panel, and Founder of the Bar Pro Bono Unit.

Mr David M Gonski AC

David Gonski was appointed as a non-executive director of Westfield Holdings Limited in 1985. He holds degrees in law and commerce from the University of NSW. Mr Gonski is chairman of Investec Bank Australia Limited, Coca-Cola Amatil Limited and ASX Limited and a director of Singapore Airlines Limited. He is also chairman of Sydney Grammar School, the National E-Health Transition Authority (NEHTA) and Chancellor of the University of NSW. Mr Gonski is a member of the Westfield Group Audit & Compliance Committee, Remuneration Committee and Nomination Committee.

Professor Frederick G Hilmer AO

Frederick Hilmer was appointed a non-executive director of Westfield Holdings Limited in 1991. He holds degrees in law from the Universities of Sydney and Pennsylvania and an MBA from the Wharton School of Finance. Professor Hilmer became vice-chancellor and president of the University of NSW (UNSW) in June 2006. From 1998 until November 2005, he was chief executive officer and a director of John Fairfax Holdings Limited. Between 1989 and 1997, he was Dean and Professor of Management at the Australian Graduate School of Management (UNSW). Professor Hilmer is chairman of the Westfield Group Audit & Compliance Committee and Remuneration Committee and is the lead independent director.

Mr Stephen P Johns

Stephen Johns was appointed an executive director of Westfield Holdings Limited in 1985. He held a number of positions within Westfield, including Group Finance Director from 1985 to 2002, and became a non-executive director in October 2003. Mr Johns holds a Bachelor of Economics degree from the University of Sydney and is a fellow of the Institute of Chartered Accountants in Australia. He is also chairman of the Spark Infrastructure Group, a director of Brambles Limited and Sydney Symphony Limited. Mr Johns is a member of the Westfield Group Audit & Compliance Committee and Risk Management Committee.



The Right Honourable Lord Goldsmith QC PC



Mr David M Gonski AC



Professor Frederick G Hilmer AO



Professor Judith Sloan



Dr Gary H Weiss



Ms Carla M Zampatti AM

Mr Peter S Lowy

Peter Lowy was appointed managing director of Westfield Holdings Limited in 1997 and currently serves as group managing director of the Westfield Group. He holds a Bachelor of Commerce degree from the University of NSW. Prior to joining Westfield in 1983, Mr Lowy worked in investment banking both in London and New York. He serves on the Executive Committee and Board of Governors for National Association of Real Estate Investment Trusts and he is a member of the management board of the European Public Real Estate Association. He also serves on the RAND Corporation Board of Trustees, the Executive Committee of the Washington Institute for Near East Policy, the board of the Homeland Security Advisory Council, and serves on the Board of Directors of the Lowy Institute for International Policy (Australia).

Mr Steven M Lowy

Steven Lowy was appointed managing director of Westfield Holdings Limited in 1997 and currently serves as group managing director of the Westfield Group. Mr Lowy holds a Bachelor of Commerce (Honours) degree from the University of NSW. Prior to joining Westfield in 1987, he worked in investment banking in the US. Mr Lowy is President of the Board of Trustees of the Art Gallery of New South Wales. He is Chairman of the Victor Chang Cardiac Research Institute, a director of the Lowy Institute for International Policy, a member of the Prime Minister's Business-Government Advisory Group on National Security, and Chairman of the Board of Management for the Associate Degree of Policing Practice NSW (ADPP).

Mr John McFarlane

John McFarlane was appointed as a non-executive director of Westfield Holdings Limited in February 2008. He holds a Master of Arts degree from the University of Edinburgh and an MBA from Cranfield School of Management. Mr McFarlane is a director of Old Oak Holdings Limited (UK) and The Royal Bank of Scotland. He is the former Chief Executive Officer and Managing Director of Australia & New Zealand Banking Group Limited and his previous appointments include Group Executive Director of Standard Chartered Plc, Head of Citibank in the UK and Director of the London Stock Exchange.

Professor Judith Sloan

Judith Sloan was appointed as a non-executive director of Westfield Holdings Limited in February 2008. She is a Commissioner of the Productivity Commission and the Australian Fair Pay Commission, Chairman of Babcock & Brown Communities Limited (now part of the Lend Lease Primelife Group) and a director of Santos Limited. She holds a degree in Economics from the University of Melbourne, a Master of Arts degree in Economics specialising in Industrial Relations, also from the University of Melbourne and a Master of Science degree in Economics from the London School of Economics. Professor Sloan has held academic appointments at the University of Melbourne and Flinders University and is a member of the Board of the Lowy Institute for International Policy. Her previous appointments include Deputy Chair of the Australian Broadcasting Corporation and Director of Mayne Group Limited (now known as Symbion Health Limited).

Dr Gary H Weiss

Gary Weiss was appointed as a non-executive director of Westfield Holdings Limited in July 2004, having served as a non-executive director of Westfield Management Limited since 2002. He holds a masters degree in law, as well as a Doctor of Juridical Science (JSD) from Cornell University, New York. Dr Weiss is an executive director of Guinness Peat Group plc, a director of Ariadne Australia Limited, Tag Pacific Limited and Premier Investments Limited. Dr Weiss is a member of the Westfield Group Board Risk Management Committee.

Ms Carla M Zampatti AM

Carla Zampatti was appointed as a non-executive director of Westfield Holdings Limited in 1997. She is executive chairman of the Carla Zampatti Group, chairman of the Special Broadcasting Service (SBS), a trustee of the Sydney Theatre Company Foundation Trust and a member of the Board of the Australian Multicultural Foundation. She is a former Director of McDonald's Australia Limited. Ms Zampatti is a member of the Westfield Group Nomination Committee.

Financial Report

82-35029

Westfield Group[1]
For the financial year ended 31 December 2008

Contents

[1] Westfield Group comprises Westfield Holdings Limited and its controlled entities as defined in Note 2.

Income Statement

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
Revenue					
Property revenue	3	**3,212.8**	3,189.4	**0.1**	0.1
Property development and project management revenue		**1,049.9**	899.5	**–**	–
Property and funds management income		**88.5**	76.5	**–**	–
		4,351.2	4,165.4	**0.1**	0.1
Share of after tax profits / (loss) of equity accounted entities					
Property revenue		**470.7**	490.6	**–**	–
Property revaluations	6	**(729.5)**	380.1	**–**	–
Property expenses and outgoings		**(159.6)**	(146.6)	**–**	–
Net interest expense		**(91.9)**	(66.4)	**–**	–
	15(b)	**(510.3)**	657.7	**–**	–
Expenses					
Property expenses and outgoings		**(1,027.7)**	(1,021.1)	**(0.1)**	(0.1)
Property development and project management costs		**(1,011.3)**	(925.4)	**–**	–
Property and funds management costs		**(41.6)**	(36.2)	**–**	–
Corporate costs		**(39.5)**	(37.3)	**(5.5)**	(6.2)
		(2,120.1)	(2,020.0)	**(5.6)**	(6.3)
Interest income		**47.5**	28.7	**64.1**	87.5
Net capital profit on realisation of assets	5,6	**73.3**	71.4	**–**	–
Currency derivatives	4	**(239.6)**	(432.8)	**(7.0)**	(3.6)
Financing costs	7	**(1,715.9)**	(515.1)	**(36.3)**	(82.8)
Property revaluations	6	**(2,610.2)**	1,740.3	**–**	–
Dividends from subsidiaries		**–**	–	**–**	13.0
Impairment (charge) / write back on investment in subsidiaries		**–**	–	**(192.8)**	10.5
Profit / (loss) before tax expense and minority interests		**(2,724.1)**	3,695.6	**(177.5)**	18.4
Tax benefit / (expense)	8	**542.0**	(235.3)	**(3.8)**	2.5
Profit / (loss) after tax expense for the period		**(2,182.1)**	3,460.3	**(181.3)**	20.9
Less: net (profit) / loss attributable to minority interests					
– Westfield Trust members		**(432.2)**	(2,395.0)	**–**	–
– Westfield America Trust members		**1,777.5**	(825.1)	**–**	–
– External		**(14.5)**	(23.1)	**–**	–
Net profit / (loss) attributable to members of Westfield Holdings Limited		**(851.3)**	217.1	**(181.3)**	20.9
		cents	cents		
Basic earnings / (loss) per Westfield Holdings Limited share	9(a)	**(43.82)**	11.68		
Diluted earnings / (loss) per Westfield Holdings Limited share	9(a)	**(43.82)**	11.60		
		$million	$million	**$million**	$million
Net profit / (loss) attributable to members of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited members		**(851.3)**	217.1	**(181.3)**	20.9
Westfield Trust members		**432.2**	2,395.0	**–**	–
Westfield America Trust members		**(1,777.5)**	825.1	**–**	–
Net profit / (loss) attributable to members of the Westfield Group		**(2,196.6)**	3,437.2	**(181.3)**	20.9
		cents	cents		
Basic earnings / (loss) per stapled security	9(b)	**(113.07)**	184.94		
Diluted earnings / (loss) per stapled security	9(b)	**(117.79)**	184.93		

Dividend/Distribution Statement

FOR THE YEAR ENDED 31 DECEMBER 2008

82-35029

	Note	Consolidated 31 Dec 08 $million	31 Dec 07 $million
Operational segment result (excluding property revaluations) attributable to members of the Westfield Group and external minority interests	32	**2,605.0**	2,551.7
Adjusted for unallocated items relating to the operational segment			
Net interest expense		**(653.0)**	(756.5)
Minority interests – external		**(14.5)**	(23.1)
Revaluation of investment properties included in minority interests – external		**5.3**	14.2
Operational profit attributable to members available for distribution (i)		**1,942.8**	1,786.3
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational profit		**135.2**	195.1
Less: amount retained		**(9.1)**	(2.1)
Distributable income		**2,068.9**	1,979.3
Dividend/distribution paid (ii)		**2,076.5**	1,977.5
Dividend/distribution per ordinary stapled security for the year (cents)		**106.50**	106.50
Comprising dividend/distribution per stapled security for:			
– the six months ended 30 June 2008 (cents)		**53.25**	53.25
– the six months ended 31 December 2008 (cents)		**53.25**	53.25
Weighted average number of stapled securities entitled to distribution at 31 December 2008		**1,949.8**	1,856.8
Weighted average number of stapled securities on issue for the period (iii)		**1,942.6**	1,858.5

(i) Equivalent to 100.01 cents operational profit per stapled security (31 December 2007: 96.12 cents).

(ii) The dividend/distribution paid of $2,076.5 million (31 December 2007: $1,977.5 million) includes a $7.6 million (31 December 2007: $0.4 million) cum-dividend/distribution component in respect of stapled securities that were issued during the year with full dividend/distribution entitlement. In 2007,the dividend/distribution paid excluded $2.2 million final distribution of 53.25 cents per stapled security in respect of the bonus element adjustment noted in (iii) below.

(iii) In 2007, the weighted average number of stapled securities used in determining distributable income per ordinary stapled security includes an adjustment of 4.376 million securities for the bonus element of the pro-rata entitlement offer.

Balance Sheet

AS AT 31 DECEMBER 2008

82-35029

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
Current assets					
Cash and cash equivalents	26(a)	**311.0**	344.2	**1.6**	0.3
Trade receivables		**50.9**	61.8	**–**	–
Equity accounted investments	15	**59.9**	–	**–**	–
Derivative assets	10	**144.6**	197.7	**–**	–
Receivables	11	**360.5**	410.2	**3,278.4**	3,378.6
Inventories		**72.8**	270.7	**–**	–
Tax receivable		**49.4**	18.3	**–**	–
Prepayments and deferred costs	12	**112.3**	103.2	**–**	–
Total current assets		**1,161.4**	1,406.1	**3,280.0**	3,378.9
Non current assets					
Investment properties	13	**46,909.1**	42,061.9	**2.3**	2.3
Equity accounted investments	15	**4,830.6**	5,131.4	**–**	–
Other investments	16	**833.6**	592.7	**1,222.8**	1,414.9
Derivative assets	10	**1,649.9**	1,234.8	**–**	–
Plant and equipment	17	**247.0**	204.7	**–**	–
Deferred tax assets	8	**196.9**	136.9	**24.0**	7.6
Prepayments and deferred costs	12	**80.5**	32.4	**–**	–
Total non current assets		**54,747.6**	49,394.8	**1,249.1**	1,424.8
Total assets		**55,909.0**	50,800.9	**4,529.1**	4,803.7
Current liabilities					
Payables	18	**2,385.1**	1,779.4	**2,274.9**	2,221.7
Interest bearing liabilities	19	**1,401.7**	1,462.3	**572.6**	585.2
Other financial liabilities	20	**154.4**	224.0	**–**	–
Tax payable		**104.5**	136.5	**57.4**	79.6
Derivative liabilities	21	**70.9**	35.7	**–**	–
Total current liabilities		**4,116.6**	3,637.9	**2,904.9**	2,886.5
Non current liabilities					
Payables	18	**155.0**	192.6	**–**	–
Interest bearing liabilities	19	**19,587.3**	13,003.9	**–**	–
Other financial liabilities	20	**1,703.4**	2,548.0	**–**	–
Deferred tax liabilities	8	**2,606.0**	2,784.2	**–**	2.1
Derivative liabilities	21	**2,783.0**	851.9	**–**	–
Total non current liabilities		**26,834.7**	19,380.6	**–**	2.1
Total liabilities		**30,951.3**	23,018.5	**2,904.9**	2,888.6
Net assets		**24,957.7**	27,782.4	**1,624.2**	1,915.1
Equity attributable to members of Westfield Holdings Limited					
Contributed equity	22	**1,247.8**	1,163.8	**1,310.5**	1,225.9
Reserves	24	**220.2**	67.2	**–**	–
Retained profits	25	**(55.3)**	989.7	**313.7**	689.2
Total equity attributable to members of Westfield Holdings Limited		**1,412.7**	2,220.7	**1,624.2**	1,915.1
Equity attributable to minority interests – Westfield Trust and Westfield America Trust members					
Contributed equity	22	**15,356.8**	15,097.5	**–**	–
Reserves	24	**572.1**	(362.6)	**–**	–
Retained profits	25	**7,420.2**	10,636.3	**–**	–
Total equity attributable to minority interests – Westfield Trust and Westfield America Trust members		**23,349.1**	25,371.2	**–**	–
Equity attributable to minority interests – external					
Contributed equity		**94.0**	94.0	**–**	–
Retained profits		**101.9**	96.5	**–**	–
Total equity attributable to minority interests – external		**195.9**	190.5	**–**	–
Total equity attributable to minority interests		**23,545.0**	25,561.7	**–**	–
Total Equity		**24,957.7**	27,782.4	**1,624.2**	1,915.1
Equity attributable to members of the Westfield Group analysed by amounts attributable to:					
Westfield Holdings Limited members		**1,412.7**	2,220.7	**1,624.2**	1,915.1
Westfield Trust and Westfield America Trust members		**23,349.1**	25,371.2	**–**	–
Total equity attributable to members of the Westfield Group		**24,761.8**	27,591.9	**1,624.2**	1,915.1

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2008

82-35029

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Changes in equity attributable to members of the Westfield Group				
Opening balance of equity	**27,591.9**	23,453.0	**1,915.1**	1,702.4
Movements in foreign currency translation reserve				
– Net exchange difference on translation of foreign operations directly recognised in equity [i]	**1,079.7**	(761.6)	**–**	–
Movement in employee equity benefits reserve				
– Equity settled share based payment [i]	**10.0**	–	**–**	–
Movement in equity performance swaps reserve				
– Loss on equity performance swaps [i]	**(5.7)**	–	**–**	–
– Amount charged to income statement [i]	**2.9**	–	**–**	–
– Deferred tax effect [i]	**0.8**	–	**–**	–
Net profit attributable to members of the Westfield Group [i]	**(2,196.6)**	3,437.2	**(181.3)**	20.9
Total income and expenses for the period	**(1,108.9)**	2,675.6	**(181.3)**	20.9
Movements in contributed equity				
– Dividend/distribution reinvestment plan	**112.8**	263.0	**9.1**	19.4
– Conversion of options	**230.5**	78.1	**75.5**	16.3
– Pro-rata entitlement offer	**–**	3,028.8	**–**	223.5
– Costs associated with the pro-rata entitlement offer	**–**	(43.5)	**–**	(3.0)
Movements in retained profits				
– Dividend/distribution paid	**(2,064.5)**	(1,863.1)	**(194.2)**	(64.4)
Closing balance of equity attributable to members of the Westfield Group	**24,761.8**	27,591.9	**1,624.2**	1,915.1
Changes in equity attributable to external minority interests				
Opening balance of equity	**190.5**	176.3	**–**	–
Net profit attributable to external minority interests	**14.5**	23.1	**–**	–
Dividend/distribution paid or provided for	**(9.1)**	(8.9)	**–**	–
Closing balance of equity attributable to external minority interests	**195.9**	190.5	**–**	–
Total Equity	**24,957.7**	27,782.4	**1,624.2**	1,915.1

[i] Total income and expenses for the period attributable to members of the Westfield Group includes income and expenses attributable to members of WT and WAT, including an amount recognised directly in equity of $(410.6) million (31 December 2007: $2,371.3 million), being loss after tax expense for the period of $(1,345.3) million (31 December 2007: profit after tax of $3,220.1 million), the net exchange gain on translation of foreign operations of $925.4 million (31 December 2007: loss of $848.8 million) and net credit to the employee equity benefit reserve of $9.3 million (31 December 2007: nil).

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2008

82-35029

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**4,399.8**	4,309.7	**–**	13.0
Payments in the course of operations (including GST)		**(1,823.4)**	(1,691.3)	**(5.4)**	(5.9)
Settlement of income hedging currency derivatives		**156.8**	143.8	**–**	–
Dividends/distributions received from equity accounted associates		**239.0**	259.4	**–**	–
Income and withholding taxes paid		**(131.6)**	(38.9)	**(77.4)**	(6.0)
Goods and services taxes paid		**(136.1)**	(111.2)	**–**	(2.6)
Net cash flows from / (used in) operating activities	26(b)	**2,704.5**	2,871.5	**(82.8)**	(1.5)
Cash flows from investing activities					
Payments for the acquisition of property investments		**–**	(550.2)	**–**	–
Payments of capital expenditure for property investments		**(3,482.8)**	(2,369.9)	**–**	–
Proceeds from the sale of investments		**187.9**	1,112.1	**–**	–
Payments for the acquisition of other investments		**(202.4)**	–	**–**	–
Net (outflows) / inflows for investments in equity accounted investments		**(172.3)**	93.0	**–**	–
Net proceeds from the sale of property assets by equity accounted entities		**–**	536.3	**–**	–
Payment for the purchases of investments in subsidiaries		**–**	–	**(0.7)**	(310.1)
Payments for the purchases of plant and equipment		**(68.6)**	(51.5)	**–**	–
Proceeds from the sale of plant and equipment		**–**	45.3	**–**	–
Settlement of asset hedging currency derivatives		**5.3**	(326.7)	**–**	–
Net cash flows used in investing activities		**(3,732.9)**	(1,511.6)	**(0.7)**	(310.1)
Cash flows from financing activities					
Proceeds from the issuance of securities		**333.9**	3,340.2	**84.6**	259.2
Payments for costs associated with pro-rata entitlement offer		**–**	(43.5)	**–**	(3.0)
Payments for redemption of other financial liabilities		**(409.7)**	–	**–**	–
Proceeds from the issuance of property-linked notes		**–**	1,262.9	**–**	–
Net proceeds from / (repayment of) interest bearing liabilities		**4,092.9**	(2,912.9)	**–**	–
Financing costs		**(1,011.2)**	(1,039.7)	**(36.8)**	(87.5)
Realised mark to market on termination of surplus interest rate swaps		**(68.9)**	–	**–**	–
Net proceeds from related entities		**–**	–	**167.7**	119.4
Interest received		**47.5**	28.7	**63.5**	93.2
Dividends/distributions paid		**(2,064.5)**	(1,863.1)	**(194.2)**	(64.4)
Dividends/distributions paid by controlled entities to minority interests		**(9.1)**	(8.9)	**–**	–
Net cash flows from / (used in) financing activities		**910.9**	(1,236.3)	**84.8**	316.9
Net (decrease) / increase in cash and cash equivalents held		**(117.5)**	123.6	**1.3**	5.3
Add opening cash and cash equivalents brought forward		**343.9**	233.2	**0.3**	(5.0)
Effects of exchange rate changes on opening cash brought forward		**16.3**	(12.9)	**–**	–
Cash and cash equivalents at the end of the year	26(a)	**242.7**	343.9	**1.6**	0.3

Index of Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2008

82-35029

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report of the Westfield Group ("Group"), comprising Westfield Holdings Limited ("Parent Company") and its controlled entities, for the year ended 31 December 2008 was approved in accordance with a resolution of the Board of Directors of the Parent Company on 16 March 2009.

The nature of the operations and principal activities of the Group are described in the Directors' Report.

(b) Statement of Compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards board.

Certain Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the year ended 31 December 2008. The impact of these new or amended standards (to the extent relevant to the Group) and interpretations are as follow:

- AASB 3 (Revised) Business Combinations: The revised standard introduces significant changes to accounting for business combinations including any internal restructures meeting the definition of a business combination. These changes will only impact accounting for business combinations that occur from 1 July 2009;
- AASB 8 Operating Segments: This new standard requires the "management approach" to disclosing information about reportable segments. The revised standard is applicable from 1 January 2009;
- AASB 101 (Revised) Presentation of Financial Statements: This revised standard introduces a number of amendments that may impact the presentation of the Group's primary financial statements and notes to the financial statements. The revised standard is applicable from 1 January 2009;
- AASB 123 (Revised) Borrowing Costs: This revised standard requires all borrowing costs associated with a qualifying asset to be capitalised. The revised standard is applicable from 1 January 2009; and
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvement Projects: The improvement project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. These standards are applicable from 1 July 2009.

These recently issued or amended standards are not expected to have a significant impact on the amounts recognised in these financial statements when restated on application of these new accounting standards.

(c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit and loss and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting for the Group

The Group was established in July 2004 by the stapling of securities of each of the Parent Company, Westfield Trust ("WT") and Westfield America Trust ("WAT"). The securities trade as one security on the Australian Securities Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

As a result of the Merger the Parent Company, for accounting purposes, gained control of WT and WAT and has consolidated WT and WAT from 2 July 2004, being the date an order made by the Supreme Court of New South Wales approving the scheme of arrangement of the Parent Company was lodged with ASIC. Accordingly, this transaction is accounted for as a business combination by consolidating the fair value of the net assets of WT and WAT.

This financial report has been prepared based upon a business combination by the Parent Company of WT and WAT and in recognition of the fact that the securities issued by the Parent Company, WT and WAT have been stapled and cannot be traded separately.

(b) Consolidation and classification

The consolidated financial report comprises the financial statements and notes to the financial statements of the Parent Company, and each of its controlled entities which includes WT and WAT ("Subsidiaries") as from the date the Parent Company obtained control until such time control ceased. The Parent Company and Subsidiaries are collectively referred to as the economic entity known as the Group. Where entities adopt accounting policies which differ from those of the Parent Company, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

i) Synchronisation of Financial Year

By an order dated 27 June 2005, made by ASIC pursuant to subsection 340(1) of the Act, the Directors of the Parent Company have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial year of the controlled entity Carindale Property Trust ("CPT"), coincides with the financial year of the Parent Company.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

In May 2002, the Group together with Simon Property Group ("Simon") and The Rouse Company ("Rouse"), acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Group's economic interest in certain acquired assets under the Urban Shopping Centers LP is represented by a 54.2% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and property where the Group has significant influence have been equity accounted.

82-35029

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Consolidation and classification (continued)

In November 2004, the Group together with R&M Investments (BVI) Limited ("R&M"), a company that is jointly owned by entities associated with Multiplex Limited and Messrs. David and Simon Reuben, acquired the assets and liabilities of Duelguide plc. The Group's economic interest is represented by a 50% equity ownership of DGL Acquisitions Limited which has been accounted for in accordance with the substance of the contractual agreements. Entities where the Group has a controlling interest have been consolidated. Other retail and property investments where the Group has significant influence have been equity accounted.

(c) Investment properties

The Group's investment properties include shopping centre investments and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, shopping centre investment properties are measured at cost including transaction costs. The carrying amount of investment properties also includes components relating to lease incentives, leasing costs and receivables on rental income that have been recorded on a straight line basis. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

Independent valuations of shopping centres are prepared annually. The Directors' assessment of fair value of each shopping centre investment takes into account the annual independent valuation, with updates at year end of independent valuations that were prepared at the half year. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions and judgement in relation to future rental income, property capitalisation rate or estimated yield and make reference to market evidence of transaction prices for similar properties. Refer to Note 14 for property capitalisation rate or estimated yield for each property.

ii) Development projects

The Group's development projects include costs incurred for the current and future redevelopment and expansion of new and existing shopping centre investments. Development projects include capitalised construction and development costs and where applicable, borrowing costs incurred on qualifying developments.

Development projects that meet the definition of investment properties are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of development projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. Development projects that do not meet the definition of investment properties are carried at lower of cost or recoverable amount. On completion, development projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment of fair value and possible impairment in the fair value of shopping centre investment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(d) Other investments

i) Other investments

Other investments, excluding investment in subsidiaries, are designated as assets held at fair value through the income statement consistent with investment properties. Listed investments in entities are stated at fair value based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value. Movements in fair value subsequent to initial recognition are reported as revaluation gains or losses in the income statement.

The fair values of investments that are actively traded in organised financial markets are determined by reference to quoted market prices. For investments with no active market, fair values are determined using valuation techniques which keep judgemental inputs to a minimum, including the fair value of underlying properties, recent arm's length transactions and reference to market value of similar investments.

ii) Investment in Subsidiaries

Investments in subsidiaries are held at the lower of cost or recoverable amount.

(e) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Company and its Australian subsidiaries is Australian dollars. The functional currency of the United States entities is United States dollars, of United Kingdom entities is British pounds and of New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on foreign currency loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

(f) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Revenue from external parties for property development and construction is recognised on a percentage of completion basis. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as part of investment properties and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Expenses
Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Taxation
The Group comprises taxable and non taxable entities. A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential capital gains tax as detailed below:

i) WT
Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

ii) WAT
Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA"), is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Group may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

iii) Deferred tax
Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

iv) Parent Company – tax consolidation
The Parent Company and its Australian resident wholly owned subsidiaries have formed a Tax Consolidation Group. The Parent Company has entered into tax funding arrangements with its Australian resident wholly owned subsidiaries, so that each subsidiary has agreed to pay or receive a tax equivalent amount to or from the Parent Company based on the net taxable amount or loss of the subsidiary at the current tax rate. The Tax Consolidation Group has applied the modified separate tax payer approach in determining the appropriate amount of current taxes to allocate.

(i) Goodwill and deferred tax on acquisitions of property businesses
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties.

Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment at each reporting date. Impairment may arise when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

(j) Goods and Services Tax ("GST")
Revenues, expenses and assets are recognised net of the amount of GST (or equivalent tax in overseas locations) except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(k) Financing costs
Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the financing costs are capitalised.

Refer to Note 2(q) for other items included in financing costs.

(l) Property development projects and construction contracts for external parties
Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage of completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract and provision is made for losses, if any, anticipated.

(m) Depreciation and amortisation
Plant and equipment and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class plant and equipment ranges from three to fifteen years.

(n) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

82-35029

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Employee benefits

The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided. The liability for employees' benefits to long service leave is provided to balance date based on the present values of the estimated future cash flows to be paid by the Group resulting from the employees' services provided.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary securities are recognised directly in equity as a reduction of the proceeds received.

(q) Derivative financial instruments and financial instruments

The Group utilises derivative financial instruments, including forward exchange contracts, currency options, currency and interest rate swaps to manage the risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are recognised at fair value.

The Group has set defined policies and implemented a comprehensive hedging program to manage interest and exchange rate risks. Derivative instruments are transacted to achieve the economic outcomes in line with the Group's treasury policy and hedging program. Derivative instruments are not transacted for speculative purposes. Accounting standards however require compliance with onerous documentation, designation and effectiveness parameters before a derivative financial instrument is deemed to qualify for hedge accounting treatment. These documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result, all derivative instruments, other than cross currency swaps that hedge net investments in foreign operations, and hedges of share based payments, are deemed not to qualify for hedge accounting and are recorded at fair value. Gains or losses arising from the movement in fair values are recorded in the income statement.

The fair value of forward exchange contracts, currency options and cross currency swaps are calculated by reference to relevant market rates for contracts with similar maturity profiles. The fair value of interest rate swaps are determined by reference to market rates for similar instruments.

Gains or losses arising on the movements in the fair value of cross currency swaps which hedge net investments in foreign operations are recognised in the foreign currency translation reserve. Where a cross currency swap, or portion thereof, is deemed an ineffective hedge for accounting purposes, gains or losses thereon are recognised in the income statement. On disposal of a net investment in foreign operations, the cumulative gains or losses recognised previously in the foreign currency translation reserve are transferred to the income statement.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short term deposits with an original maturity of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily converted to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are usually due within 30 days. Collectibility of trade and sundry receivables is reviewed on an ongoing basis. Individual debts that are determined to be uncollectible are written off when identified. An impairment provision for doubtful debts is recognised when there is evidence that the Group will not be able to collect the receivable.

ii) Financial liabilities

Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 60 days.

Interest bearing liabilities

Interest bearing liabilities are recognised initially at the fair value of the consideration received less any directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recorded at amortised cost using the effective interest rate method.

Interest bearing liabilities are classified as current liabilities where the liability has been drawn under a financing facility which expires within one year. Amounts drawn under financing facilities which expire after one year are classified as non current.

Financing costs for interest bearing liabilities are recognised as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include property linked notes, convertible notes, preference and convertible preference securities. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption, the instrument is classified as a financial liability and is designated as fair value through the income statement.

The fair value of property linked notes are determined by reference to the fair value of the underlying linked property investments. The fair value of convertible notes, preference and convertible preference securities are determined in accordance with generally accepted pricing models using current market prices in accordance with the terms of each instrument as set out in Note 20.

(r) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(s) Earnings per security

Basic earnings per security is calculated as net profit attributable to members divided by the weighted average number of ordinary securities. Diluted earnings per security is calculated as net profit attributable to members adjusted for any profit recognised in the period in relation to dilutive potential ordinary shares divided by the weighted average number of ordinary securities and dilutive potential ordinary securities.

(t) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 3 PROPERTY REVENUE					
Shopping centre base rent and other property income		**3,262.6**	3,235.4	**0.1**	0.1
Amortisation of tenant allowances		**(49.8)**	(46.0)	**–**	–
		3,212.8	3,189.4	**0.1**	0.1
NOTE 4 CURRENCY DERIVATIVES					
Gains on income hedging currency derivatives (excluding net fair value gain or loss on derivatives not qualifying for hedge accounting)		**120.7**	94.2	**–**	–
Net fair value loss on currency derivatives that do not qualify for hedge accounting	6	**(360.3)**	(527.0)	**–**	–
Inter-entity foreign currency exchange loss		**–**	–	**(7.0)**	(3.6)
		(239.6)	(432.8)	**(7.0)**	(3.6)
NOTE 5 NET CAPITAL PROFIT ON REALISATION OF ASSETS					
Revenues from asset sales		**122.3**	3,087.4	**–**	–
Carrying value of assets sold and capital costs written off		**(49.0)**	(3,016.0)	**–**	–
		73.3	71.4	**–**	–
NOTE 6 SIGNIFICANT ITEMS					
Profit before minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.					
Property revaluations		**(2,610.2)**	1,740.3	**–**	–
Equity accounted property revaluations	15(b)	**(729.5)**	380.1	**–**	–
Net capital profit on realisation of assets	5	**73.3**	71.4	**–**	–
Current – tax on sale of assets and capital costs written off	8	**(20.3)**	(13.2)	**–**	–
Deferred tax – benefit from reduction of tax rates	8	**–**	109.2	**–**	–
Deferred tax – net fair value movements on investment properties and financial instruments	8	**651.5**	(284.1)	**–**	–
Net fair value gain or (loss) on interest rate hedges that do not qualify for hedge accounting	7	**(1,411.5)**	211.6	**–**	–
Realised mark to market on termination of surplus interest rate swaps	7	**(89.7)**	–		
Net fair value gain on other financial liabilities	7	**617.3**	49.8	**–**	–
Net fair value loss on currency derivatives that do not qualify for hedge accounting	4	**(360.3)**	(527.0)	**–**	–
NOTE 7 FINANCING COSTS					
Gross financing costs (excluding net fair value gain or loss on interest rate hedges that do not qualify for hedge accounting)					
– Interest bearing liabilities		**(822.1)**	(760.2)	**–**	–
– Other financial liabilities		**(22.3)**	(26.0)	**–**	–
Related party borrowing costs		**–**	–	**(36.3)**	(82.8)
Financing costs capitalised to construction projects		**141.9**	147.1	**–**	–
Financing costs		**(702.5)**	(639.1)	**(36.3)**	(82.8)
Net fair value gain or (loss) on interest rate hedges that do not qualify for hedge accounting	6	**(1,411.5)**	211.6	**–**	–
Realised mark to market on termination of surplus interest rate swaps	6	**(89.7)**	–	**–**	–
Finance leases interest expense		**(5.3)**	(5.9)	**–**	–
Interest expense on other financial liabilities		**(124.2)**	(131.5)	**–**	–
Net fair value gain on other financial liabilities	6	**617.3**	49.8	**–**	–
		(1,715.9)	(515.1)	**(36.3)**	(82.8)

82-35029

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 8 TAXATION					
(a) Tax expense					
Current – underlying tax		**(89.2)**	(47.2)	**(3.8)**	2.5
Current – tax on sale of assets and capital costs written off	6	**(20.3)**	(13.2)	**–**	–
Deferred tax – benefit from reduction of tax rates	6	**–**	109.2	**–**	–
Deferred tax – net fair value movements on investment properties and financial instruments	6	**651.5**	(284.1)	**–**	–
		542.0	(235.3)	**(3.8)**	2.5
The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:					
Accounting profit / (loss) before income tax		**(2,724.1)**	3,695.6	**(177.5)**	18.4
Prima facie tax benefit / (expense) at 30% (31 December 2007: 30%)		**817.2**	(1,108.7)	**53.3**	(5.5)
WT income not assessable		**162.2**	601.7	**–**	–
WAT income not assessable		**(166.4)**	107.5	**–**	–
Differential of tax rates on US foreign income		**(208.7)**	52.5	**–**	–
Deferred tax assets not recognised		**(57.5)**	–	**–**	–
Tax on inter-entity transactions		**(4.7)**	(3.3)	**–**	–
Prior year (under) / over provision		**(3.5)**	2.7	**0.5**	–
Capital items		**2.3**	8.2	**–**	–
Differential of tax rates on UK foreign income		**1.7**	0.7	**–**	–
Benefit of change in tax rates impacting deferred tax liabilities		**–**	109.2	**–**	–
Impairment (charge) / write back on investment in subsidiaries		**–**	–	**(57.8)**	3.2
Inter-entity dividends		**–**	–	**–**	3.9
Other items		**(0.6)**	(5.8)	**0.2**	0.9
Tax benefit / (expense)		**542.0**	(235.3)	**(3.8)**	2.5
(b) Deferred tax assets					
Provisions and accruals		**52.4**	80.0	**–**	–
Unrealised exchange loss on financial derivatives		**144.5**	56.9	**–**	–
Other timing differences		**–**	–	**24.0**	7.6
		196.9	136.9	**24.0**	7.6
(c) Deferred tax liabilities					
Tax effect of book value in excess of the tax cost base of investment properties		**2,547.2**	2,623.9	**–**	–
Unrealised exchange gain on financial derivatives		**42.0**	143.4	**–**	–
Other timing differences		**16.8**	16.9	**–**	2.1
		2,606.0	2,784.2	**–**	2.1

(d) Deferred tax assets and deferred tax liabilities not charged to tax expense

The closing balance of deferred tax assets and deferred tax liabilities includes amounts charged to the foreign currency translation reserve of $2.1 million (31 December 2007: $17.6 million).

	Consolidated 31 Dec 08 cents	Consolidated 31 Dec 07 cents
NOTE 9 EARNINGS PER SECURITY		
(a) Attributable to members of the Parent Company		
Basic earnings / (loss) per share	**(43.82)**	11.68
Diluted earnings / (loss) per share	**(43.82)**	11.60

The following reflects the income and security data used in the calculations of basic and diluted earnings per share:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per share [i]	**1,942,614,511**	1,858,518,871
Bonus element of security options which are dilutive [ii]	**–**	12,493,374
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per share	**1,942,614,511**	1,871,012,245

	$million	$million
Earnings / (loss) used in calculating basic earnings per share	**(851.3)**	217.1
Adjustment to earnings / (loss) on options which are considered dilutive	**–**	–
Earnings / (loss) used in calculating diluted earnings per share	**(851.3)**	217.1

The calculation of the weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was nil (31 December 2007: 477,716).

	Consolidated 31 Dec 08 cents	Consolidated 31 Dec 07 cents
(b) Attributable to members of the Group		
Basic earnings / (loss) per stapled security	**(113.07)**	184.94
Diluted earnings / (loss) per stapled security	**(117.79)**	184.93

The following reflects the income and security data used in the calculations of basic and diluted earnings per stapled security:

	No. of securities	No. of securities
Weighted average number of ordinary securities used in calculating basic earnings per stapled security [i]	**1,942,614,511**	1,858,518,871
Bonus element of security options which are dilutive [iii]	**5,735,110**	97,241
Adjusted weighted average number of ordinary securities used in calculating diluted earnings per stapled security	**1,948,349,621**	1,858,616,112

	$million	$million
Earnings / (loss) used in calculating basic earnings per stapled security	**(2,196.6)**	3,437.2
Adjustment to earnings / (loss) on options which are considered dilutive	**(98.4)**	–
Earnings / (loss) used in calculating diluted earnings per stapled security	**(2,295.0)**	3,437.2

The calculation of the weighted average number of converted, lapsed or cancelled potential ordinary securities used in diluted earnings per stapled security was 3,306,435 (31 December 2007: 31,637).

(i) 1,942.6 million (31 December 2007: 1,858.5 million) weighted average number of stapled securities on issue for the period has been included in the calculation of basic and diluted earnings per stapled security as reported in the income statement. In 2007, this included an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million securities for the period to July 2007.

(ii) Bonus element of security options relating to other financial liabilities and executive options that are anti-dilutive for the current period were 5,630,489 (31 December 2007: nil), earnings in respect of these were nil (31 December 2007: nil).

(iii) Bonus element of security options relating to other financial liabilities that are anti-dilutive for the current period were nil (31 December 2007: 12,396,133), earnings in respect of these were nil (31 December 2007: $88.4 million).

(c) Conversions, calls, subscription or issues after 31 December 2008

Since the end of the financial year:

- 276,190,500 new ordinary stapled securities have been issued as a consequence of a fully underwritten placement for proceeds of $2.84 billion (net of underwriting expenses).
- 29,515,871 stapled securities have been issued pursuant to the Westfield Group Distribution Reinvestment Plan for proceeds of $296.4 million.

There have been no other conversions to, calls of, or subscriptions for ordinary securities or issues of potential ordinary securities since the reporting date and before the completion of this report.

82-35029

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 10 DERIVATIVE ASSETS					
Current					
Receivables on interest rate swaps		**66.8**	3.6	**–**	–
Receivables on forward exchange contracts		**55.1**	186.5	**–**	–
Receivables on cross currency contracts		**22.7**	7.6	**–**	–
		144.6	197.7	**–**	–
Non Current					
Receivables on interest rate swaps		**1,070.3**	826.8	**–**	–
Receivables on cross currency contracts		**525.0**	338.7	**–**	–
Receivables on forward exchange contracts		**54.6**	69.3	**–**	–
		1,649.9	1,234.8	**–**	–
NOTE 11 RECEIVABLES					
Current					
Sundry debtors		**360.5**	410.2	**4.3**	3.0
Non interest bearing loans to controlled entities		**–**	–	**2,012.1**	2,495.7
Interest bearing loans to controlled entities		**–**	–	**1,262.0**	879.9
		360.5	410.2	**3,278.4**	3,378.6
NOTE 12 PREPAYMENTS AND DEFERRED COSTS					
Current					
Prepayments and deposits		**89.9**	72.0	**–**	–
Deferred costs – other		**22.4**	31.2	**–**	–
		112.3	103.2	**–**	–
Non Current					
Deferred costs – other		**80.5**	32.4	**–**	–
		80.5	32.4	**–**	–
NOTE 13 INVESTMENT PROPERTIES					
Non Current					
Shopping centre investments	14	**43,614.4**	37,409.0	**–**	–
Development projects		**3,294.7**	4,652.9	**2.3**	2.3
		46,909.1	42,061.9	**2.3**	2.3
Movement in total investment properties					
Balance at the beginning of the year		**42,061.9**	41,241.0	**2.3**	2.3
Acquisition of properties		**–**	738.7	**–**	–
Disposal of properties		**(3.0)**	(2,098.0)	**–**	–
Transfer to equity accounted investment properties		**(23.3)**	–	**–**	–
Redevelopment costs		**3,365.2**	2,329.7	**–**	–
Net revaluation (decrement) / increment		**(2,525.0)**	1,740.3	**–**	–
Retranslation of foreign operations		**4,033.3**	(1,889.8)	**–**	–
Balance at the end of the year[(i)]		**46,909.1**	42,061.9	**2.3**	2.3

(i) The fair value of investment properties at the end of the year of $46,909.1 million (31 December 2007: $42,061.9 million) comprises investment properties at market value of $46,814.5 million (31 December 2007: $41,975.6 million) and ground leases included as finance leases of $94.6 million (31 December 2007: $86.3 million).

	Note	Consolidated 31 Dec 08 $million	31 Dec 07 $million
NOTE 14 DETAILS OF SHOPPING CENTRE INVESTMENTS			
Consolidated Australian shopping centres	14(a)	**19,256.1**	18,471.8
Consolidated New Zealand shopping centres	14(b)	**2,519.3**	2,755.7
Consolidated United Kingdom shopping centres	14(c)	**2,486.1**	167.9
Consolidated United States shopping centres	14(d)	**19,352.9**	16,013.6
Total consolidated shopping centres		**43,614.4**	37,409.0
Equity accounted Australian shopping centres	14(a),15(c)	**1,627.5**	1,633.2
Equity accounted United Kingdom shopping centres	14(c),15(c)	**1,444.3**	2,002.5
Equity accounted United States shopping centres	14(d),15(c)	**3,191.0**	2,614.9
Total equity accounted shopping centres	15(c)	**6,262.8**	6,250.6
		49,877.2	43,659.6

Investment properties are carried at the Directors' determination of fair value which takes into account annual independent valuations, with updates at year end of independent valuations that were prepared at the half year. The carrying amount of investment properties comprises the original acquisition cost, subsequent capital expenditure, tenant allowances, deferred costs, ground lease, straight-line rent and revaluation increments and decrements. In prior period financial statements, tenant allowances, deferred costs and straight-line rent were disclosed as separate asset classes. Tenant allowances, deferred costs, ground lease and straight-line rent are included in the property investment balance to reflect the value of the entire shopping centre. The prior period amounts have been reclassified to reflect this change in disclosure. Total assets, net assets and equity have not changed as a result of this reclassification.

An independent valuation of a shopping centre is conducted annually with the exception of those shopping centres under development. Independent valuations are conducted in accordance with International Valuation Standards Committee for Australian and New Zealand properties, RICS Appraisal and Valuation Standards which is mandatory for Chartered Surveyors for the United Kingdom properties and Uniform Standards of Professional Appraisal Practice for the United States properties. The independent valuation uses capitalisation of net income method and the discounting of future net cash flows to their present value method.

82-35029

NOTE 14(a) DETAILS OF SHOPPING CENTRE INVESTMENTS – AUSTRALIA

Consolidated Australian shopping centres	Ownership Interest %	Consolidated Interest %	**Fair value 31 Dec 08 $million**	**Retail Cap Rate 31 Dec 08 %**	Fair value 31 Dec 07 $million	Retail Cap Rate 31 Dec 07 %	Latest independent valuation Date	Valuer
Airport West	50.0	50.0	**138.8**	**7.00%**	150.9	6.25%	06-08	Colliers International C&V Pty Limited
Belconnen	100.0	100.0	**637.0**	**5.75%**	685.0	5.25%	12-08	CB Richard Ellis Pty Limited
Bondi Junction	100.0	100.0	**1,869.3**	**5.00%**	2,005.3	4.50%	12-08	Savills (NSW) Pty Limited
Booragoon	25.0	25.0	**216.3**	**5.50%**	200.9	5.50%	12-08	Knight Frank Valuations
Burwood	100.0	100.0	**731.2**	**5.75%**	760.0	5.25%	12-08	CB Richard Ellis Pty Limited
Carindale	25.0	50.0	**445.6**	**5.63%**	432.4	5.50%	06-08	CB Richard Ellis Pty Limited
Carousel	100.0	100.0	**730.0**	**5.75%**	655.0	5.75%	12-08	M3property Pty Limited
Chatswood	100.0	100.0	**904.5**	**5.75%**	897.0	5.50%	06-08	Savills (NSW) Pty Limited
Chermside	100.0	100.0	**1,265.8**	**5.50%**	1,179.0	5.50%	12-08	Jones Lang La Salle
Doncaster [iii]	50.0	50.0	**687.0**	**5.25%**	220.0	5.50%	12-08	Savills (NSW) Pty Limited
Figtree	100.0	100.0	**128.3**	**7.75%**	115.4	7.00%	06-08	CB Richard Ellis Pty Limited
Fountain Gate	100.0	100.0	**849.4**	**5.75%**	796.0	5.75%	06-08	Colliers International C&V Pty Limited
Geelong [iii]	50.0	50.0	**235.4**	**6.00%**	107.2	6.50%	06-08	Knight Frank Valuations
Helensvale	50.0	50.0	**153.1**	**6.50%**	147.6	6.25%	06-08	CB Richard Ellis Pty Limited
Hornsby	100.0	100.0	**835.4**	**5.75%**	827.2	5.35%	12-08	CB Richard Ellis Pty Limited
Hurstville	50.0	50.0	**301.5**	**6.25%**	300.4	6.00%	06-08	Savills (NSW) Pty Limited
Innaloo	100.0	100.0	**249.7**	**6.50%**	239.2	6.50%	06-08	M3property Pty Limited
Knox	30.0	30.0	**279.0**	**6.25%**	276.0	5.75%	12-08	Knight Frank Valuations
Kotara	100.0	100.0	**630.0**	**6.00%**	610.0	5.75%	12-08	Jones Lang La Salle
Liverpool	50.0	50.0	**400.6**	**6.00%**	438.0	5.50%	12-08	CB Richard Ellis Pty Limited
Macquarie	50.0	50.0	**440.0**	**5.50%**	429.1	5.50%	12-08	Knight Frank Valuations
Marion	50.0	50.0	**490.0**	**5.75%**	465.0	5.50%	12-08	Jones Lang La Salle
Miranda	50.0	50.0	**636.0**	**5.50%**	614.9	5.25%	06-08	Jones Lang La Salle
Mt Gravatt	75.0	75.0	**646.9**	**5.75%**	604.6	5.75%	06-08	CB Richard Ellis Pty Limited
North Lakes	50.0	50.0	**185.0**	**6.00%**	192.5	5.50%	12-08	Colliers International C&V Pty Limited
North Rocks	100.0	100.0	**107.0**	**7.50%**	107.0	7.00%	12-08	Jones Lang La Salle
Pacific Fair	40.0	40.0	**419.0**	**5.75%**	435.1	5.25%	12-08	Knight Frank Valuations
Parramatta	50.0	50.0	**711.1**	**5.50%**	753.0	5.00%	12-08	CB Richard Ellis Pty Limited
Penrith	50.0	50.0	**528.3**	**5.50%**	535.0	5.25%	12-08	Savills (NSW) Pty Limited
Plenty Valley [iii]	50.0	50.0	**125.9**	**6.25%**	13.0	7.00%	06-08	Knight Frank Valuations
Strathpine	100.0	100.0	**250.0**	**7.25%**	280.0	6.50%	12-08	Colliers International C&V Pty Limited
Sydney Central Plaza	100.0	100.0	**545.0**	**6.00%**	521.9	5.75%	12-08	Savills (NSW) Pty Limited
Sydney City [i][ii]	100.0	100.0	**655.8**	**7.25%**	655.4	7.06%	12-07	CB Richard Ellis Pty Limited
Tuggerah	100.0	100.0	**589.0**	**6.25%**	580.0	6.00%	12-08	Pricewaterhouse Coopers
Warrawong	100.0	100.0	**179.0**	**7.75%**	215.0	7.25%	12-08	CB Richard Ellis Pty Limited
Warringah Mall	25.0	25.0	**271.3**	**5.50%**	271.3	5.25%	12-08	Knight Frank Valuations
Westlakes	50.0	50.0	**180.9**	**6.00%**	176.5	5.75%	06-08	Jones Lang La Salle
Whitford City	50.0	50.0	**293.0**	**6.25%**	275.0	5.75%	12-08	Pricewaterhouse Coopers
Woden	50.0	50.0	**315.0**	**6.00%**	305.0	5.75%	12-08	Savills (NSW) Pty Limited
Total consolidated centres			**19,256.1**		18,471.8			

Equity accounted Australian shopping centres (refer Note 15(c))	Ownership Interest %	Equity accounted Interest %	**Fair Value 31 Dec 08 $million**	**Retail Cap Rate 31 Dec 08 %**	Fair Value 31 Dec 07 $million	Retail Cap Rate 31 Dec 07 %	Latest independent valuation Date	Valuer
Cairns	50.0	50.0	**220.5**	**5.75%**	205.3	5.25%	06-08	CB Richard Ellis Pty Limited
Karrinyup	33.3	33.3	**206.6**	**5.50%**	152.5	5.00%	12-08	Knight Frank Valuations
Macquarie	5.0	5.0	**44.0**	**5.50%**	41.9	5.50%	12-08	Knight Frank Valuations
Mt Druitt	50.0	50.0	**215.0**	**6.50%**	225.0	6.00%	12-08	Savills (NSW) Pty Limited
Pacific Fair	4.0	4.0	**41.9**	**5.75%**	43.5	5.25%	12-08	Knight Frank Valuations
Southland	50.0	50.0	**600.0**	**5.50%**	635.0	5.00%	12-08	CB Richard Ellis Pty Limited
Tea Tree Plaza	50.0	50.0	**299.5**	**6.00%**	330.0	5.25%	12-08	CB Richard Ellis Pty Limited
Total equity accounted centres			**1,627.5**		1,633.2			
Total Australian portfolio			**20,883.6**		20,105.0			

(i) Sydney City represents the combined value and performance of Centrepoint, Skygarden and Imperial Arcade.
(ii) Properties currently under redevelopment.
(iii) Redevelopment completed during the year

NOTE 14(b) DETAILS OF SHOPPING CENTRE INVESTMENTS – NEW ZEALAND

Consolidated New Zealand shopping centres	Ownership Interest %	Consolidated Interest %	**Fair value 31 Dec 08 NZ$million**	**Retail Cap Rate 31 Dec 08 %**	Fair value 31 Dec 07 NZ$million	Retail Cap Rate 31 Dec 07 %	Latest independent valuation Date	Valuer
Albany	100.0	100.0	**394.0**	**6.38%**	384.0	5.75%	12-08	CB Richard Ellis Limited
Chartwell	100.0	100.0	**152.0**	**7.50%**	152.0	7.00%	12-08	Collier International New Zealand Limited
Downtown	100.0	100.0	**81.0**	**7.75%**	78.9	7.25%	06-08	Collier International New Zealand Limited
Glenfield	100.0	100.0	**146.5**	**8.25%**	194.5	7.13%	12-08	CB Richard Ellis Limited
Manukau [ii]	100.0	100.0	**329.3**	**7.25%**	242.5	7.50%	12-08	Collier International New Zealand Limited
Newmarket	100.0	100.0	**256.0**	**6.88%**	284.3	5.88%	06-08	CB Richard Ellis Limited
Pakuranga	100.0	100.0	**105.0**	**8.25%**	123.5	7.50%	12-08	CB Richard Ellis Limited
Queensgate	100.0	100.0	**366.5**	**6.63%**	368.0	6.13%	06-08	Collier International New Zealand Limited
Riccarton [i]	100.0	100.0	**369.5**	**6.65%**	408.5	6.00%	06-07	Collier International New Zealand Limited
Shore City	100.0	100.0	**123.0**	**8.13%**	153.0	7.00%	06-08	CB Richard Ellis Limited
St Lukes	100.0	100.0	**482.0**	**6.38%**	511.0	6.00%	12-08	Collier International New Zealand Limited
WestCity	100.0	100.0	**208.5**	**7.63%**	225.0	6.75%	06-08	CB Richard Ellis Limited
Total New Zealand portfolio			**3,013.3**		3,125.2			
Exchange rate			**1.1961**		1.1341			
Total New Zealand portfolio in A$			**2,519.3**		2,755.7			

[i] Properties currently under redevelopment.
[ii] Redevelopment completed during the year

NOTE 14(c) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED KINGDOM

Consolidated United Kingdom shopping centres	Ownership Interest %	Consolidated Interest %	**Fair Value 31 Dec 08 £million**	**Estimated Yield 31 Dec 08 %**	Fair Value 31 Dec 07 £million	Estimated Yield 31 Dec 07 %	Latest independent valuation Date	Valuer
Westfield London [ii]	50.0	50.0	**1,136.1**	*** 5.25%**	–	–	12-08 [iii]	GVA Grimley LLP
Sprucefield	100.0	100.0	**51.0**	**7.60%**	73.6	5.30%	06-08	Knight Frank LLP
Total consolidated centres			**1,187.1**		73.6			
Exchange rate			**0.4775**		0.4383			
Total consolidated centres in A$			**2,486.1**		167.9			

Equity accounted United Kingdom shopping centres (refer Note 15(c))	Ownership Interest %	Equity accounted Interest %	**Fair Value 31 Dec 08 £million**	**Estimated Yield 31 Dec 08 %**	Fair Value 31 Dec 07 £million	Estimated Yield 31 Dec 07 %	Latest independent valuation Date	Valuer
Nottingham	75.0	75.0	**46.1**	**7.83%**	61.7	5.85%	12-08	CB Richard Ellis Limited
Belfast [i]	33.3	33.3	**66.7**	**7.88%**	93.3	5.86%	12-08	Knight Frank LLP
Derby	50.0	50.0	**216.8**	**6.07%**	287.6	5.18%	12-08	Knight Frank LLP
Guildford	50.0	50.0	**52.3**	**6.97%**	69.5	5.42%	12-08	Knight Frank LLP
Merry Hill [i]	33.3	33.3	**271.0**	**5.84%**	314.2	5.30%	12-08	GVA Grimley LLP
Tunbridge Wells [i]	33.3	33.3	**36.8**	**8.85%**	51.4	5.60%	12-08	Knight Frank LLP
Total equity accounted centres			**689.7**		877.7			
Exchange rate			**0.4775**		0.4383			
Total equity accounted centres in A$			**1,444.3**		2,002.5			
Total United Kingdom centres			**1,876.8**		951.3			
Exchange rate			**0.4775**		0.4383			
Total United Kingdom centres in A$			**3,930.4**		2,170.4			

[i] The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.
[ii] Development completed during the year
[iii] An independent valuation of the completed shopping centre was prepared during the third quarter of 2008 and was updated at balance date.
* Estimated stabilised centre yield.

82-35029

NOTE 14(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES

Consolidated United States shopping centres	Ownership Interest %	Consolidated Interest %	**Fair value 31 Dec 08 US$million**	**Estimated Yield 31 Dec 08 %**	Fair value 31 Dec 07 US$million	Estimated Yield 31 Dec 07 %	Latest independent valuation Date	Valuer
Annapolis	100.0	100.0	**691.0**	**6.01%**	718.2	5.20%	12-08	PricewaterhouseCoopers LLP
Belden Village	100.0	100.0	**175.0**	**6.92%**	195.0	6.45%	12-08	PricewaterhouseCoopers LLP
Brandon	100.0	100.0	**386.0**	**6.70%**	390.6	6.00%	06-08	Weiser Realty Advisors, LLC
Broward	100.0	100.0	**205.2**	**5.90%**	225.0	5.50%	12-08	Weiser Realty Advisors, LLC
Capital	100.0	100.0	**187.2**	**6.73%**	206.6	5.90%	06-08	PricewaterhouseCoopers LLP
Century City	100.0	100.0	**773.1**	**5.91%**	779.0	5.30%	12-08	PricewaterhouseCoopers LLP
Chicago Ridge	100.0	100.0	**146.0**	**7.30%**	136.4	7.20%	06-08	Weiser Realty Advisors, LLC
Citrus Park	100.0	100.0	**271.7**	**6.40%**	275.3	6.10%	06-08	Weiser Realty Advisors, LLC
Connecticut Post	100.0	100.0	**260.1**	**7.20%**	295.1	6.40%	12-08	Weiser Realty Advisors, LLC
Countryside	100.0	100.0	**203.2**	**7.00%**	239.0	6.40%	06-08	PricewaterhouseCoopers LLP
Culver City [i]	100.0	100.0	**158.2**	**8.03%**	205.4	6.10%	12-06	PricewaterhouseCoopers LLP
Downtown Plaza	100.0	100.0	**99.9**	**6.70%**	211.9	5.50%	06-07	Weiser Realty Advisors, LLC
Eastland	100.0	100.0	**119.3**	**6.75%**	135.5	5.90%	06-08	Cushman & Wakefield of California, Inc.
Eastridge	100.0	100.0	**43.4**	**10.00%**	50.0	7.00%	06-08	PricewaterhouseCoopers LLP
Fox Valley	100.0	100.0	**252.0**	**7.00%**	266.4	6.40%	06-08	PricewaterhouseCoopers LLP
Franklin Park	100.0	100.0	**356.3**	**6.00%**	391.7	5.65%	12-08	Weiser Realty Advisors, LLC
Galleria at Roseville [i]	100.0	100.0	**340.5**	**6.20%**	339.2	6.20%	06-06	Cushman & Wakefield of California, Inc.
Gateway	100.0	100.0	**118.5**	**7.00%**	149.3	7.00%	06-08	Cushman & Wakefield of California, Inc.
Great Northern	100.0	100.0	**148.8**	**6.80%**	173.1	6.60%	06-08	PricewaterhouseCoopers LLP
Hawthorn	100.0	100.0	**253.2**	**6.80%**	264.4	6.40%	06-08	Weiser Realty Advisors, LLC
Horton Plaza	100.0	100.0	**360.8**	**5.94%**	399.9	5.65%	12-08	Cushman & Wakefield of California, Inc.
Louis Joliet	100.0	100.0	**143.1**	**6.00%**	140.6	6.00%	06-07	PricewaterhouseCoopers LLP
Mainplace	100.0	100.0	**303.0**	**6.90%**	321.6	6.10%	06-08	Cushman & Wakefield of California, Inc.
Meriden	100.0	100.0	**141.7**	**7.30%**	174.6	7.10%	06-08	PricewaterhouseCoopers LLP
Mission Valley	100.0	100.0	**331.9**	**6.43%**	380.3	5.65%	12-08	PricewaterhouseCoopers LLP
North County	100.0	100.0	**243.9**	**6.85%**	244.9	6.85%	12-08	Weiser Realty Advisors, LLC
Oakridge	100.0	100.0	**345.0**	**6.80%**	410.0	6.00%	12-08	Cushman & Wakefield of California, Inc.
Old Orchard	100.0	100.0	**502.1**	**6.00%**	503.3	6.00%	12-08	Weiser Realty Advisors, LLC
Palm Desert	100.0	100.0	**193.9**	**6.93%**	236.0	6.20%	12-08	Cushman & Wakefield of California, Inc.
Parkway	100.0	100.0	**308.7**	**7.01%**	352.8	6.35%	12-08	Cushman & Wakefield of California, Inc.
Plaza Bonita [ii]	100.0	100.0	**376.6**	**6.56%**	234.7	6.10%	12-08	PricewaterhouseCoopers LLP
Plaza Camino Real	100.0	100.0	**196.8**	**6.50%**	240.3	5.60%	06-08	Cushman & Wakefield of California, Inc.
Promenade	100.0	100.0	**57.6**	**7.65%**	79.9	6.65%	12-08	PricewaterhouseCoopers LLP
San Francisco Centre	100.0	100.0	**290.5**	**5.76%**	313.8	5.30%	12-08	Cushman & Wakefield of California, Inc.
Santa Anita [i]	100.0	100.0	**375.8**	**6.93%**	436.1	5.80%	12-06	PricewaterhouseCoopers LLP
Sarasota	100.0	100.0	**135.9**	**5.96%**	163.6	5.95%	12-08	Weiser Realty Advisors, LLC
Solano	100.0	100.0	**221.0**	**7.25%**	276.0	6.15%	12-08	PricewaterhouseCoopers LLP
Southcenter [ii]	100.0	100.0	**711.1**	**6.40%**	380.0	6.80%	12-08	Weiser Realty Advisors, LLC
Southgate	100.0	100.0	**99.7**	**8.02%**	106.2	6.55%	12-08	Weiser Realty Advisors, LLC
Southlake	100.0	100.0	**258.1**	**6.70%**	274.7	6.70%	12-08	Weiser Realty Advisors, LLC
Southpark	100.0	100.0	**297.2**	**6.80%**	324.5	6.00%	06-08	PricewaterhouseCoopers LLP
South Shore	100.0	100.0	**197.0**	**7.36%**	229.0	6.95%	12-08	PricewaterhouseCoopers LLP
Sunrise	100.0	100.0	**108.6**	**7.06%**	158.3	7.05%	12-08	Weiser Realty Advisors, LLC
Topanga [ii]	100.0	100.0	**802.4**	**6.20%**	725.0	5.40%	12-08	PricewaterhouseCoopers LLP
Trumbull	100.0	100.0	**295.0**	**7.29%**	322.0	6.40%	12-08	PricewaterhouseCoopers LLP
Vancouver	100.0	100.0	**146.0**	**6.58%**	150.0	6.15%	12-08	Cushman & Wakefield of California, Inc.
West Covina	100.0	100.0	**280.1**	**6.50%**	314.0	5.85%	12-07	PricewaterhouseCoopers LLP
Westland	100.0	100.0	**138.1**	**5.78%**	175.7	5.50%	12-08	Weiser Realty Advisors, LLC
Wheaton	100.0	100.0	**297.4**	**7.11%**	353.1	6.80%	06-08	PricewaterhouseCoopers LLP
Total consolidated centres			**13,347.6**		14,068.0			
Exchange Rate			**0.6897**		0.8785			
Total consolidated centres in A$			**19,352.9**		16,013.6			

NOTE 14(d) DETAILS OF SHOPPING CENTRE INVESTMENTS – UNITED STATES (CONTINUED)

Equity accounted United States shopping centres (refer Note 15(c))	Ownership Interest %	Equity Accounted Interest %	**Fair value 31 Dec 08 US$million**	**Estimated Yield 31 Dec 08 %**	Fair value 31 Dec 07 US$million	Estimated Yield 31 Dec 07 %	Latest independent valuation Date	Valuer
Fashion Square	50.0	50.0	**145.9**	**6.12%**	150.0	5.95%	12-08	PricewaterhouseCoopers LLP
Garden State Plaza	50.0	50.0	**724.1**	**5.60%**	727.8	5.20%	06-08	PricewaterhouseCoopers LLP
Montgomery	50.0	50.0	**225.0**	**6.16%**	251.0	5.30%	12-08	Cushman & Wakefield of California, Inc.
San Francisco Emporium	50.0	50.0	**279.8**	**5.76%**	321.9	5.30%	12-08	Cushman & Wakefield of California, Inc.
UTC	50.0	50.0	**198.6**	**5.70%**	192.0	5.70%	06-07	Weiser Realty Advisors, LLC
Valencia Town Center [(i)]	50.0	50.0	**117.4**	**7.20%**	114.5	7.20%	06-07	Weiser Realty Advisors, LLC
Valley Fair	50.0	50.0	**510.1**	**5.86%**	540.0	5.50%	12-08	Cushman & Wakefield of California, Inc.
Total equity accounted centres			**2,200.9**		2,297.2			
Exchange Rate			**0.6897**		0.8785			
Total equity accounted centres in A$			**3,191.0**		2,614.9			
Total United States portfolio			**15,548.5**		16,365.2			
Exchange Rate			**0.6897**		0.8785			
Total United States portfolio in A$			**22,543.9**		18,628.5			

(i) Properties currently under redevelopment.

(ii) Redevelopment completed during the year

NOTE 15 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	**Economic interest 31 Dec 08**	Economic interest 31 Dec 07	**Consolidated carrying value 31 Dec 08 $million**	Consolidated carrying value 31 Dec 07 $million
(a) Equity accounted entities carrying value						
Australian investments [(i)]						
AMP Wholesale Shopping Centre Trust No.2	Trust units	31 Dec	**10.0%**	10.0%	**67.3**	69.9
Cairns [(ii)]	Trust units	30 Jun	**50.0%**	50.0%	**223.4**	212.1
Karrinyup [(ii)]	Trust units	30 Jun	**33.3%**	25.0%	**206.7**	152.1
Mt Druitt [(ii)]	Trust units	30 Jun	**50.0%**	50.0%	**211.9**	220.5
SA Shopping Centre Trust	Trust units	31 Dec	**50.0%**	50.0%	**23.1**	29.9
Southland [(ii)]	Trust units	30 Jun	**50.0%**	50.0%	**598.7**	633.0
Tea Tree Plaza [(ii)]	Trust units	30 Jun	**50.0%**	50.0%	**283.4**	307.9
					1,614.5	1,625.4
United Kingdom investments [(i)]						
Nottingham [(iii)]	Partnership interest	31 Dec	**75.0%**	75.0%	**104.9**	188.2
Belfast [(iv)]	Partnership interest	31 Dec	**33.3%**	33.3%	**47.0**	121.1
Derby	Partnership interest	31 Dec	**50.0%**	50.0%	**179.6**	372.3
Guildford	Partnership interest	31 Dec	**50.0%**	50.0%	**100.4**	165.1
Merry Hill [(iv)]	Partnership interest	31 Dec	**33.3%**	33.3%	**587.6**	768.3
Tunbridge Wells [(iv)]	Partnership interest	31 Dec	**33.3%**	33.3%	**66.2**	104.2
Sprucefield	Shares	31 Dec	**50.0%**	50.0%	**32.4**	34.7
					1,118.1	1,753.9
United States investments [(i)]						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**217.1**	171.3
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**687.7**	538.5
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**254.5**	221.2
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**117.4**	139.0
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**261.1**	185.0
Valencia Town Center	Partnership units	31 Dec	**50.0%**	50.0%	**80.0**	63.0
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**540.1**	434.1
					2,157.9	1,752.1
Total equity accounted investments					**4,890.5**	5,131.4

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) Notwithstanding that the financial year of these investments ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

(iii) The Group has a 75% economic interest in Nottingham. The Group has equal representation and voting rights on the Board of Nottingham resulting in joint control, and as a consequence, significant influence. Accordingly, Nottingham has been accounted for in accordance with AASB 131: Interest in Joint Ventures.

(iv) The Group's 33.3% investment in Merry Hill, Belfast and Tunbridge Wells includes an 8.3% investment held via the Group's one third interest in Westfield UK Shopping Centre Fund.

82-35029

NOTE 15 DETAILS OF EQUITY ACCOUNTED INVESTMENTS (CONTINUED)

	Australia		United Kingdom		United States		Consolidated	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
(b) Details of the Westfield Group's aggregate share of equity accounted entities net profit								
Property revenue	**125.8**	113.8	**129.7**	144.6	**215.2**	232.2	**470.7**	490.6
Interest income	**1.4**	1.4	**2.1**	3.4	**–**	1.2	**3.5**	6.0
Revenue	**127.2**	115.2	**131.8**	148.0	**215.2**	233.4	**474.2**	496.6
Property expenses and outgoings	**(34.9)**	(30.4)	**(50.3)**	(49.0)	**(74.4)**	(67.2)	**(159.6)**	(146.6)
Borrowing costs	**(3.9)**	(1.0)	**(43.0)**	(13.5)	**(48.5)**	(57.9)	**(95.4)**	(72.4)
Expenses	**(38.8)**	(31.4)	**(93.3)**	(62.5)	**(122.9)**	(125.1)	**(255.0)**	(219.0)
Share of after tax profits of equity accounted entities before property revaluations	**88.4**	83.8	**38.5**	85.5	**92.3**	108.3	**219.2**	277.6
Property revaluations	**(69.6)**	158.1	**(491.3)**	(4.6)	**(168.6)**	226.6	**(729.5)**	380.1
Share of after tax profits / (loss) of equity accounted entities	**18.8**	241.9	**(452.8)**	80.9	**(76.3)**	334.9	**(510.3)**	657.7
(c) Details of the Westfield Group's aggregate share of equity accounted entities assets and liabilities								
Cash	**9.8**	20.4	**37.0**	57.2	**51.3**	42.2	**98.1**	119.8
Receivables	**5.7**	5.5	**15.8**	25.3	**3.7**	8.1	**25.2**	38.9
Shopping centre investments (refer Note 14)	**1,627.5**	1,633.2	**1,444.3**	2,002.5	**3,191.0**	2,614.9	**6,262.8**	6,250.6
Development projects	**8.0**	13.6	**70.8**	130.8	**153.6**	80.0	**232.4**	224.4
Other assets	**2.9**	0.8	**3.8**	10.8	**29.6**	6.2	**36.3**	17.8
Total assets	**1,653.9**	1,673.5	**1,571.7**	2,226.6	**3,429.2**	2,751.4	**6,654.8**	6,651.5
Payables	**(19.9)**	(30.1)	**(84.0)**	(60.3)	**(53.0)**	(70.7)	**(156.9)**	(161.1)
Deferred tax liabilities	**–**	–	**–**	(4.8)	**–**	–	**–**	(4.8)
Interest bearing liabilities	**(19.5)**	(18.0)	**(369.6)**	(407.6)	**(1,218.3)**	(928.6)	**(1,607.4)**	(1,354.2)
Total liabilities	**(39.4)**	(48.1)	**(453.6)**	(472.7)	**(1,271.3)**	(999.3)	**(1,764.3)**	(1,520.1)
Net assets	**1,614.5**	1,625.4	**1,118.1**	1,753.9	**2,157.9**	1,752.1	**4,890.5**	5,131.4
Current	**–**	–	**59.9**	–	**–**	–	**59.9**	–
Non current	**1,614.5**	1,625.4	**1,058.2**	1,753.9	**2,157.9**	1,752.1	**4,830.6**	5,131.4
Net assets	**1,614.5**	1,625.4	**1,118.1**	1,753.9	**2,157.9**	1,752.1	**4,890.5**	5,131.4
(d) Details of the Westfield Group's aggregate share of equity accounted entities lease commitments								
Operating lease receivables								
Future minimum rental revenues under non-cancellable operating retail property leases								
Due within one year	**81.2**	71.8	**73.2**	89.1	**164.3**	133.3	**318.7**	294.2
Due between one and five years	**192.5**	150.6	**259.4**	321.1	**533.3**	452.5	**985.2**	924.2
Due after five years	**109.3**	130.2	**471.9**	635.7	**399.3**	335.5	**980.5**	1,101.4
	383.0	352.6	**804.5**	1,045.9	**1,096.9**	921.3	**2,284.4**	2,319.8
(e) Details of the Westfield Group's aggregate share of equity accounted entities capital expenditure commitments								
Estimated capital expenditure commitments in relation to development projects								
Due within one year	**0.6**	0.1	**2.8**	35.8	**55.1**	50.2	**58.5**	86.1
Due between one and five years	**–**	–	**–**	–	**–**	21.9	**–**	21.9
	0.6	0.1	**2.8**	35.8	**55.1**	72.1	**58.5**	108.0
(f) Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities								
Performance guarantees	**–**	–	**66.4**	72.4	**2.5**	1.9	**68.9**	74.3
	–	–	**66.4**	72.4	**2.5**	1.9	**68.9**	74.3

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 16 OTHER INVESTMENTS				
Listed investments	**102.3**	10.9	–	–
Unlisted investments	**731.3**	581.8	–	–
Investment in subsidiaries	–	–	**1,222.8**	1,414.9
	833.6	592.7	**1,222.8**	1,414.9
Movement in other investments				
Balance at the beginning of the year	**592.7**	114.9	**1,414.9**	1,094.3
Additions	**202.4**	481.8	**0.7**	310.1
Disposals	**(34.8)**	–	–	–
Transferred from equity accounted entities	–	11.3	–	–
Net revaluation decrement to income statement	**(85.2)**	(4.4)	–	–
Revaluations of investment in subsidiaries	–	–	**(192.8)**	10.5
Retranslation of foreign operations	**158.5**	(10.9)	–	–
Balance at the end of the year	**833.6**	592.7	**1,222.8**	1,414.9
NOTE 17 PLANT AND EQUIPMENT				
At cost	**421.2**	372.3	–	–
Accumulated depreciation	**(174.2)**	(167.6)	–	–
Total plant and equipment	**247.0**	204.7	–	–
Movement in plant and equipment				
Balance at the beginning of the year	**204.7**	242.7	–	–
Additions	**60.1**	49.7	–	–
Disposals	**(0.5)**	(41.8)	–	–
Depreciation expense	**(42.0)**	(33.4)	–	–
Retranslation of foreign operations and other differences	**24.7**	(12.5)	–	–
Balance at the end of the year	**247.0**	204.7	–	–

Plant and equipment of $247.0 million (31 December 2007: $204.7 million) comprises the following: aircraft $113.6 million (31 December 2007: $105.2 million); and other plant and equipment $133.4 million (31 December 2007: $99.5 million).

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 18 PAYABLES				
Current				
Trade, sundry creditors and accruals	**2,283.9**	1,703.2	**0.9**	1.4
Employee benefits	**101.2**	76.2	–	–
Non interest bearing loans from controlled entities	–	–	**2,274.0**	2,220.3
	2,385.1	1,779.4	**2,274.9**	2,221.7
Non Current				
Sundry creditors and accruals	**71.1**	103.0	–	–
Employee benefits	**83.9**	89.6	–	–
	155.0	192.6	–	–

82-35029

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 19 INTEREST BEARING LIABILITIES					
Current					
Unsecured					
Bank overdraft (i)	26(a)	**68.3**	0.3	–	–
Bank loans (i)					
– A$		–	44.0	–	–
Notes payable					
– A$ (v)		–	390.0	–	–
Finance leases		**1.4**	–	–	–
Loans from controlled entities		–	–	**572.6**	585.2
Secured					
Bank loans (vi)					
– US$		**1,288.0**	392.3	–	–
– A$		**44.0**	–	–	–
Other liabilities					
– £		–	635.7	–	–
		1,401.7	1,462.3	**572.6**	585.2
Non Current					
Unsecured					
Bank loans (i)					
– US$		**2,734.4**	936.8	–	–
– £		**1,627.9**	347.0	–	–
– NZ$		**1,278.6**	62.7	–	–
– A$		**975.0**	1,478.8	–	–
Notes payable					
– US$ (ii)		**6,784.1**	4,097.8	–	–
– £ (iii)		**1,256.6**	1,368.9	–	–
– € (iv)		**1,228.8**	1,005.6	–	–
– A$ (v)		**160.0**	160.0	–	–
Finance leases		**93.2**	86.3	–	–
Secured					
Bank loans (vi)					
– US$		**3,448.7**	3,460.0	–	–
		19,587.3	13,003.9	–	–
The maturity profile in respect of current and non current interest bearing liabilities is set out below:					
Due within one year		**1,401.7**	1,462.3	**572.6**	585.2
Due between one and five years		**12,458.4**	7,239.9	–	–
Due after five years		**7,128.9**	5,764.0	–	–
		20,989.0	14,466.2	**572.6**	585.2

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

(i) These instruments are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(ii) Notes payable – US$

Guaranteed Senior Notes of US$4,678.7 million were issued in the US 144A bond market. The issue comprised US$1,400.0 million, US$1,100.0 million, US$900.0 million, US$678.7 million and US$600.0 million of fixed rate notes maturing 2014, 2018, 2016, 2010 and 2012 respectively. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(iii) Notes payable – £

Guaranteed Notes of £600.0 million were issued in the European bond market. The issue comprised £600.0 million of fixed rate notes maturing 2017. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(iv) Notes payable – €

Guaranteed Notes of €600.0 million were issued in the European bond market. The issue comprised €600.0 million of fixed rate notes maturing 2012. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(v) Notes payable – A$

Medium term notes of A$160.0 million were issued in the Australian bond market. The issue comprised A$160.0 million of fixed rate notes maturing 2010. These notes are subject to negative pledge arrangements which require the Group to comply with certain minimum financial requirements.

(vi) Secured liabilities

Current and non current secured liabilities are $4,780.7 million (31 December 2007: $4,488.0 million). Secured liabilities are borrowings secured by mortgages over properties or loans secured over development projects that have a fair value of $14.9 billion (31 December 2007: $14.3 billion). These properties and development projects are as follows: Annapolis, Belden Village, Broward, Carindale, Century City, Chatswood, Citrus Park, Countryside, Culver City, Downtown Plaza, Eastland, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Great Northern, Horton Plaza, Mainplace, Meriden, Mission Valley, Mission Valley West, Old Orchard, Parkway, Plaza Bonita, Plaza Camino Real, San Francisco Centre, Santa Anita, Solano, South Shore, Southcenter, Southlake, Southpark, Vancouver, West Covina and Westland.
The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

NOTE 19 INTEREST BEARING LIABILITIES (CONTINUED)

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**26,495.7**	21,872.0
Amounts utilised [(i)]	**(21,013.8)**	(14,708.7)
Available financing facilities	**5,481.9**	7,163.3
Cash	**311.0**	344.2
Financing resources available at the end of the year	**5,792.9**	7,507.5
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,343.6**	1,532.1
Due between one year and five years	**18,023.2**	11,758.1
Due after five years	**7,128.9**	8,581.8
	26,495.7	21,872.0

[(i)] Amounts utilised include borrowings and bank guarantees.

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Group to comply with specific minimum financial requirements. These facilities exclude convertible notes and redeemable preference shares set out in Note 20. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 20 OTHER FINANCIAL LIABILITIES					
Current					
Convertible notes – unsecured	(b)	**1.3**	–	–	–
Convertible redeemable preference shares	(c)	**15.8**	224.0	–	–
Other redeemable preference units	(d)	**137.3**	–	–	–
		154.4	224.0	–	–
Non Current					
Property linked notes	(a)	**1,271.8**	1,345.1	–	–
Convertible notes – unsecured	(b)	**–**	345.6	–	–
Convertible redeemable preference shares/units	(c)	**227.2**	495.9	–	–
Other redeemable preference units	(d)	**204.4**	361.4	–	–
		1,703.4	2,548.0	–	–

(a) Property linked notes

The Property Linked Notes ("Notes") are designed to provide returns based on the economic performance of the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT (collectively the "Westfield centres"). The return under the Notes is based on a proportional interest, in respect of the relevant Westfield centre, as specified in the Note ("Reference Property Interest"). The coupon is payable semi annually on 15 March and 15 September each year for as long as the Note remains outstanding. The review date for each Note is 31 December 2016 and each fifth anniversary of that date. Redemption events under the Notes include non performance events by the Issuer, changes in tax laws and sale of the relevant Westfield centre. The Notes may also be redeemed by agreement at a Review Date.

The redemption value of a Note is effectively calculated as the market value of the Note holder's Reference Property Interest at the date of redemption and the final coupon (if applicable). On redemption, the obligation to pay the amount due on the Notes, can, in certain circumstances, be satisfied by the transfer of the underlying Reference Property Interest to the Note holder. The Notes are subordinated to all other secured and unsecured debt of the Group. The Notes are guaranteed (on a subordinated basis) by the Parent Company and Westfield America Management Limited as responsible entity of WAT. The Notes were initially recorded at fair value and are subsequently remeasured at fair value each reporting period with gains or losses recorded through the income statement. The gains or losses recorded through the income statement are directly related to the revaluation of the relevant Westfield centre. The fair value of the Notes is determined by reference to the fair value of the relevant Westfield centre.

82-35029

NOTE 20 OTHER FINANCIAL LIABILITIES (CONTINUED)

(b) Convertible notes – unsecured

During the year 222,100 (31 December 2007: 48,000) call options issued to Deutsche Bank AG ("WT 2009 Options") were exercised. As a consequence, the face value of a corresponding number of unsecured notes issued to Deutsche Bank AG ("WT Notes") were repaid and stapled securities issued in accordance with the terms of the WT 2009 Options. As at 31 December 2008, there are 1,300 WT Notes outstanding (31 December 2007: 223,400).

The WT Notes are for a five year term with a maturity date of 5 January 2009 and a face value of $1,000 per note. Interest is payable semi-annually in arrears on 5 January and 5 July each year, that commenced from 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10% per annum. The terms of the notes allows redemption in certain circumstances including a change in applicable tax laws and a change in control of the responsible entity of WT ("Responsible Entity")

In conjunction with the issue of the WT Notes, the Responsible Entity issued to Deutsche Bank AG the WT 2009 Options. Refer to Note 23(a)(ii) for the principal terms of the notes.

(c) Convertible redeemable preference shares/units

The convertible redeemable preference shares/units comprise: (i) Series G convertible preference shares ("Series G CPS"); (ii) Series G Partnership Preferred Units ("Series G units") issued to the Jacobs Group; (iii) Series I Partnership Preferred Units ("Series I units"); (iv) Series J Partnership Preferred Units ("Series J units") and (v) Investor unit rights in the operating partnership.

(i) The Series G CPS that were issued by WAT at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; and (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

In March 2008, WAT repurchased the remaining 307,729 Series G CPS from Security Capital Preferred Growth Incorporated "SCPG" for cash consideration of US$174.4 million. In connection with the repurchase of Series G CPS, 307,729 Series G Special Options were cancelled for nil consideration.

As at 31 December 2008, SCPG hold nil (31 December 2007: 307,729) Series G CPS and nil (31 December 2007: 307,729) Series G Special Options.

(ii) As at 31 December 2008, the Jacobs Group holds 10,448,066 (31 December 2007: 10,448,066) Series G units in the Operating Partnership. The holders have the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

(iii) As at 31 December 2008, the previous owners of the Sunrise Mall holds 1,401,426 Series I units (31 December 2007: 1,401,426). At any time after the earlier of (i) 21 July 2005, (ii) dissolution of the Operating Partnership, and (iii) the death of the holder, such holder (or the Holder's Estate) has the right to require the Operating Partnership to redeem its Series I units at WAT's discretion either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(iv) As at 31 December 2008, 1,538,481 (31 December 2007: 1,538,481) Series J units are outstanding. At the holder's discretion, such holder has the right to require the Operating Partnership to redeem its Series J units, at WAT's discretion, either for: (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(v) The investor unit rights have a fixed life and are able to be redeemed in cash at WAT's discretion, either for (i) cash; (ii) shares in WEA; or (iii) a combination of both.

(d) Other redeemable preference units

The other redeemable preference units comprise: (i) partnership interest in the Urban Shopping Centres, L.P. ("the Urban OP"); (ii) Series H-1 Partnership Preferred Units ("Series H-1 units"); (iii) a Preferred Partnership in Head Acquisition L.P. ("Head LP"); (iv) Series A Partnership Preferred Units ("Series A units"); and (v) limited partnership interests in certain properties.

(i) In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of Urban Shopping Centres, L.P. (the "Urban OP"). WEA's share of the general partnership interest is 54.2%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

(ii) The former partners in the San Francisco Centre hold 360,000 Series H -1 Units in the Operating Partnership. Each Series H-1 unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a growth factor. The growth factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

(iii) In September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquiror has a preferred limited partner interest in Head L.P. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

(iv) In connection with the completion of the San Francisco Emporium development, 1,000 Westfield Growth, LP Series A units were issued to Forest City Enterprises, Inc. Redemption of these securities by the holder can only be made at the time that the San Francisco Centre (which includes San Francisco Emporium) is sold or otherwise divested. Should this occur, the redemption of these securities is required to be made in cash but only out of funds legally available from Westfield Growth, LP.

(v) The limited partnership interests have a fixed life and an obligation to distribute available funds.

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 21 DERIVATIVE LIABILITIES				
Current				
Payables on interest rate swaps	**53.6**	35.7	**–**	–
Payables on forward exchange contracts	**11.6**	–	**–**	–
Payables on equity performance swaps	**5.7**	–	**–**	–
	70.9	35.7	**–**	–
Non Current				
Payables on interest rate swaps	**2,607.3**	750.6	**–**	–
Payables on forward exchange contracts	**161.6**	5.9	**–**	–
Payables on cross currency contracts	**14.1**	95.4	**–**	–
	2,783.0	851.9	**–**	–

	Securities	Securities	Securities	Securities
NOTE 22 CONTRIBUTED EQUITY				
(a) Number of securities on issue				
Balance at the beginning of the year	**1,936,326,189**	1,765,884,521	**1,942,195,614**	1,771,753,946
Dividend/distribution reinvestment plan	**6,460,687**	11,532,131	**6,460,687**	11,532,131
Securities issued on the exercise of options	**16,114,734**	3,593,579	**16,114,734**	3,593,579
Pro-rata entitlement offer	**–**	155,315,958	**–**	155,315,958
Balance at the end of the year for the Parent Company and Group[(i)]	**1,958,901,610**	1,936,326,189	**1,964,771,035**	1,942,195,614

[(i)] The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2007: 5,869,425) securities in the Group, which have been consolidated and eliminated in accordance with accounting standards.

Stapled securities have the right to receive declared dividends from the Parent Company and distributions from WT and WAT and, in the event of winding up the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe). The stapled securities have no par value.

	$million	$million	$million	$million
(b) Amount of contributed equity				
of the Parent Company	**1,247.8**	1,163.8	**1,310.5**	1,225.9
of WT and WAT	**15,356.8**	15,097.5	**–**	–
of the Group	**16,604.6**	16,261.3	**1,310.5**	1,225.9
Movement in contributed equity attributable to members of the Group				
Balance at the beginning of the year	**16,261.3**	12,934.9	**1,225.9**	969.7
Dividend/distribution reinvestment plan	**112.8**	263.0	**9.1**	19.4
Securities issued on exercise of options	**230.5**	78.1	**75.5**	16.3
Pro-rata entitlement offer	**–**	3,028.8	**–**	223.5
Costs associated with the pro-rata entitlement offer	**–**	(43.5)	**–**	(3.0)
Balance at the end of the year	**16,604.6**	16,261.3	**1,310.5**	1,225.9

Since the end of the year:

- 276,190,500 new ordinary stapled security have been issued as a consequence of a fully underwritten placement for proceeds of $2.84 billion (net of underwriting expenses). At 31 December 2007, 7,223 stapled securities have been issued for a cash consideration of $0.1 million as a consequence of the exercise of options.
- 29,515,871 (31 December 2007: 6,460,687) stapled securities have been issued for a cash consideration of $296.4 million (31 December 2007: $112.7 million) pursuant to the Westfield Group Distribution Reinvestment Plan.

	Note	31 Dec 08 No. of options and rights	31 Dec 08 Weighted average exercise price $	31 Dec 07 No. of options and rights	31 Dec 07 Weighted average exercise price $
NOTE 23 SHARE BASED PAYMENTS					
(a) Options and rights on issue					
– Executive options	23(a)(i)	–	–	239,965	15.20
– WT 2009 options	23(a)(ii)	–	–	223,400	13.31
– Series G Special options	23(a)(iii)	–	–	307,729	9.46
– Executive performance rights	23(c)(i)	**1,628,428**	–	–	–
– Partnership incentive rights	23(c)(ii)	**762,564**	–	–	–
		2,390,992	–	771,094	12.36
Movement in options and rights on issue					
Balance at the beginning of the year		**771,094**	**12.36**	1,055,915	14.48
Movement in Executive options					
Options exercised during the year					
– extinguished by issuance of new securities		**(2,415)**	–	–	–
– extinguished by payment of cash equal to the difference between market value and the exercise price		**(90,000)**	**15.44**	(7,500)	15.47
– extinguished by issuance of new securities for $nil consideration equal to the difference between market value and the exercise price		**(147,550)**	**15.30**	(108,750)	13.61
Additional options granted due to pro-rata entitlement offer		–	–	15	–
Movement in WT 2009 options					
Options exercised during the year					
– extinguished by issuance of new securities		**(221,800)**	**13.31**	(48,000)	13.39
– extinguished by payment of cash		**(300)**	**13.31**	–	–
Options lapsed during the year		**(1,300)**	**13.31**	–	–
Movement in Series G Special options					
Options cancelled during the year		**(307,729)**	**17.59**	(120,586)	19.14
Movement in Executive performance rights					
Rights granted during the year		**1,634,319**	–	–	–
Rights forfeited during the year		**(5,891)**	–	–	–
Movement in Partnership incentive rights					
Rights granted during the year		**762,564**	–	–	–
Balance at the end of the year [(i)]		**2,390,992**	–	771,094	12.36

(i) At 31 December 2008, the 2,390,992 rights (31 December 2007: 771,094 options) on issue are convertible to 2,390,992 (31 December 2007: 31,785,213) Westfield Group stapled securities.

(a) (i) Executive Option Plans

Issue date	Expiry date	Exercise price 31 Dec 08	Exercise price [(i)] 31 Dec 07	Note	Number exercisable at 31 Dec 08	Number On issue at 31 Dec 08	Number exercisable at 31 Dec 07	Number On issue at 31 Dec 07
19 Aug 2003	19 Aug 2008	–	$15.470	(a)	–	–	–	15,000
1 Sep 2003	1 Sep 2008	–	$15.430	(a)	–	–	80,650	197,550
1 Sep 2003	1 Sep 2008	–	$0.000	(b)	–	–	1,200	2,415
13 Nov 2003	13 Nov 2008	–	$14.680	(a)	–	–	–	25,000
					–	–	81,850	239,965

(i) There is a decrease in exercise price of $0.13 due to the pro-rata entitlement offer.

(a) Under the terms of the Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Executive Performance Share Plan under which these awards were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

The rules of the Executive Option Plan and the Executive Performance Share Plan permit the Parent Company to satisfy the exercise of an option or award in one of the following ways:

(i) issuing or transferring a Group stapled security to the executive option or award holder;

(ii) paying the executive option holder an amount equal to the difference between the market value of a Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Group. The fair value of the Executive Option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

NOTE 23 SHARE BASED PAYMENTS (CONTINUED)

(a) Options and rights on issue (continued)

(a) (ii) WT 2009 Options

Each WT 2009 Option is exercisable at any time between 1 January 2004 and 12 December 2008. The strike price under each option is $13.3094. In accordance with the terms of the deed for the WT 2009 Options the previous strike price of $13.3928 was reduced by $0.0834 as a result of the pro-rata entitlement offer which was completed in July 2007. The Responsible Entity of WT has the discretion to elect to satisfy the exercise of a WT 2009 Option through the issue of Group stapled securities or cash. The number of Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 222,100 (31 December 2007: 48,000) WT 2009 Options. 221,800 (31 December 2007: 48,000) options were extinguished by the issuance of 16,102,382 (31 December 2007: 3,554,918) stapled securities at a weighted average issue price of $13.77 (31 December 2007: $21.67), 300 options were extinguished for cash consideration of $0.4 million at a weighted average issue price of $16.52.

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

(a) (iii) Series G Special Options

Each Series G Special Option ("Series G Option") entitles the holder to deliver a Series G Preferred Share in WEA. On exercise the holder will receive 34.6632 Westfield Group stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G Preferred Share, the holder delivers the number of WEA Series A common shares into which a Series G Preferred Share had been converted. The Series G Options were cancelled in March 2008.

As the Series G Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(b) Executive Deferred Award and Partnership Incentive Plans

(i) The Executive Deferred Award Plan ("EDA Plan")

	Number of award securities 31 Dec 08	**Weighted average grant price ($) 31 Dec 08**	Number of award securities 31 Dec 07	Weighted average grant price ($) 31 Dec 07
Movement in Executive Deferred Awards				
Balance at the beginning of the year	**5,029,578**	**18.52**	3,178,784	17.23
Awards issued during the year	**734,574**	**17.07**	2,273,159	19.52
Distribution reinvested as awards during the year	**309,856**	**17.43**	258,833	21.26
Awards exercised during the year	**(316,169)**	**16.23**	(433,714)	16.38
Awards lapsed during the year	**(593,588)**	**18.46**	(247,484)	17.76
Balance at the end of the year	**5,164,251**	**18.42**	5,029,578	18.52

Vesting profile	**Awards Granted $million 31 Dec 08**	**Number of award securities 31 Dec 08**	**Weighted average grant price ($) 31 Dec 08**	Awards granted $million 31 Dec 07	Number of award securities 31 Dec 07	Weighted average grant price ($) 31 Dec 07
2008	**–**	**–**	**–**	5.1	315,569	16.23
2009	**16.7**	**930,076**	**17.95**	16.5	920,129	17.97
2010	**42.9**	**2,301,126**	**18.65**	30.3	1,553,902	19.53
2011	**32.8**	**1,802,089**	**18.22**	38.6	2,116,667	18.22
2012	**2.7**	**130,960**	**20.60**	2.6	123,311	20.79
	95.1	**5,164,251**	**18.42**	93.1	5,029,578	18.52

The EDA Plan is a plan in which senior executives and high performing employees participate. The fair value of the EDA Plan is measured at each reporting date using inputs that include the number of employees remaining in service, the volume weighted average of the Group stapled security prices and the distribution policy during the vesting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures in relation to the EDA Plan.

82-35029

NOTE 23 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans (continued)

(ii) The Partnership Incentive Plan ("PIP Plan")

	Number of award securities 31 Dec 08	**Weighted average grant price ($) 31 Dec 08**	Number of award securities 31 Dec 07	Weighted average grant price ($) 31 Dec 07
Movement in Partnership Incentive Plan				
Balance at the beginning of the year	**1,880,586**	**17.66**	1,177,439	16.56
Awards issued during the year	**351,659**	**17.03**	644,095	19.35
Distribution reinvested as awards during the year	**88,108**	**17.44**	59,052	21.26
Awards transferred to Partnership Incentive Rights Plan during the year [i]	**(280,345)**	**19.35**	–	–
Awards lapsed during the year	**(185,830)**	**17.62**	–	–
Balance at the end of the year	**1,854,178**	**17.29**	1,880,586	17.66

[i] As outlined in section 7.4.3 of the Directors' Report, due to changes in Australian tax legislation, performance rights may now be offered to certain executives in the Group as opposed to a synthetic incentive such as awards under the PIP Plan. With respect to some awards under the PIP Plan that were to be granted in the Financial Year as a result of the 2007 Qualifying Year hurdles having been met, these awards were converted to rights under the Partnership Incentive Rights Plan. As noted in section 7.4.3 of the Directors' Report, the PIR Plan operates essentially in the same manner as the PIP Plan except that on vesting Westfield Group stapled securities are issued as opposed to payment of a cash amount, based on the market value of the stapled securities. In addition, under the PIP Plan, distributions paid on a Westfield Group security are notionally reinvested such that the number of Westfield Group securities in an award increased during the life of the award. This does not occur under the PIR Plan. Rather, the number of performance rights is adjusted to include an amount being an estimate of the distributions payable on a Westfield Group stapled security over the vesting period. The effective date of the alteration to the PIP Plan was 1 January 2008. The market price of a Westfield Group stapled security at that date was $19.35 per security. The terms of the PIR Plan are described in section 7.4.3 of the Directors' Report. The difference between the total value of the awards and rights as a result of the alteration is $0.0 million. During the year, 280,345 awards issued under the PIP Plan were converted to the PIR Plan under which 322,344 rights were issued.

Vesting profile	**Awards Granted $million 31 Dec 08**	**Number of award securities 31 Dec 08**	**Weighted average grant price ($) 31 Dec 08**	Awards granted $million 31 Dec 07	Number of award securities 31 Dec 07	Weighted average grant price ($) 31 Dec 07
2009	**5.0**	**307,850**	**16.17**	5.2	321,351	16.11
2010	**13.1**	**753,887**	**17.34**	16.6	940,293	17.67
2011	**11.0**	**619,235**	**17.84**	11.4	618,942	18.48
2012	**2.9**	**173,206**	**17.03**	–	–	–
	32.0	**1,854,178**	**17.29**	33.2	1,880,586	17.66

The senior leadership team of the Westfield Group, including the Group Managing Directors, participate in the PIP Plan. The Executive Chairman does not participate in the PIP Plan. The fair value of the PIP Plan is measured at each reporting date using inputs that include the Group achieving the performance hurdles, the number of employees remaining in service, the volume weighted average of the Group stapled security prices and the distribution policy during the vesting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures in relation to the PIP Plan.

Accounting for cash settled Share Based Payments

The accounts of the Group and the remuneration disclosures in this Annual Report disclose the full liability to members of the grant of awards under the Group's equity linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of granting an award, the nominal value of the award is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and security price increases are made for the purposes of estimating the Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are marked to market. This process may result in a variation of the estimate of the future liability of the Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the security price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is then included in the financial statement.

During the year, $14.1 million (31 December 2007: $48.9 million) was charged to the income statement as gross amortisation in respect of cash settled share based payments.

(c) Executive Performance Rights and Partnership Incentive Rights Plans

(i) The Executive Performance Rights Plan ("EPR Plan")

	Number of rights 31 Dec 08	Number of rights 31 Dec 07
Movement in Executive Performance Rights		
Balance at the beginning of the year	–	–
Rights issued during the year	**1,634,319**	–
Rights forfeited during the year	**(5,891)**	–
Balance at the end of the year	**1,628,428**	–

NOTE 23 SHARE BASED PAYMENTS (CONTINUED)

(c) Executive Performance Rights and Partnership Incentive Rights Plans (continued)

(i) The Executive Performance Rights Plan (continued)

Vesting profile	Fair value of the rights at grant date ($)	**Number of rights at[(i)] 31 Dec 08**	**Fair value granted $million 31 Dec 08**	Number of rights at[(i)] 31 Dec 07	Fair value granted $million 31 Dec 07
2010	13.47	**959,391**	**12.9**	–	–
2011	12.66	**311,285**	**3.9**	–	–
2012	11.82	**357,752**	**4.2**	–	–
	12.95	**1,628,428**	**21.0**	–	–

(i) The exercise price for the EPR Plan is nil and there were no rights exercisable at 31 December 2008.

The EPR Plan is a plan in which senior executives and high performing employees participate. The Executive Chairman and Group Managing Directors do not participate in the EPR Plan. However, the Group Managing Directors participate in the EDA Plan. The fair value of rights issued under the EPR Plan is measured at each grant date using a Black Scholes option pricing model. The inputs include the Group's 15 day volume weighted average security price prior to the grant date, the risk free interest rate, expected volatility and expected dividend yield during the vesting period. Expected volatility is based on the historical security price volatility over the past 3 years. Executives are not able to call for early exercise of the rights, however there are provisions in the plan to allow for early vesting at the discretion of the Board. Vesting conditions such as the number of employees remaining in service is taken into account in determining the total amortisation for each reporting period.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures in relation to the EPR Plan.

(ii) The Partnership Incentive Rights Plan ("PIR Plan")

	Number of rights 31 Dec 08	Number of rights 31 Dec 07
Movement in Partnership Incentive Rights		
Balance at the beginning of the year	**–**	–
Rights issued during the year	**440,220**	–
Rights transferred from PIP plan during the year[(i)]	**322,344**	–
Balance at the end of the year	**762,564**	–

(i) As outlined in section 7.4.3 of the Directors' Report, due to changes in Australian tax legislation, performance rights may now be offered to certain executives in the Group as opposed to a synthetic incentive such as awards under the PIP Plan. With respect to some awards under the PIP Plan that were to be granted in the Financial Year as a result of the 2007 Qualifying Year hurdles having been met, these awards were converted to rights under the PIR Plan. As noted in section 7.4.3 of the Directors' Report, the PIR Plan operates essentially in the same manner as the PIP Plan except that on vesting Westfield Group stapled securities are issued as opposed to payment of a cash amount, based on the market value of the stapled securities. In addition, under the PIP Plan, distributions paid on a Westfield Group security are notionally reinvested such that the number of Westfield Group securities in an award increase during the life of the award. This does not occur under the PIR Plan. Rather, the number of performance rights is adjusted to include an amount being an estimate of the distributions payable on a Westfield Group stapled security over the vesting period. The effective date of the alteration to the PIP Plan was 1 January 2008. The market price of a Westfield Group stapled security at that date was $19.35 per security. The terms of the PIR Plan are described in section 7.4.3 of the Directors' Report. The difference between the total value of the awards and rights as a result of the alteration is $0.0 million. During the year, 280,345 awards issued under the PIP Plan were converted to the PIR Plan under which 322,344 rights were issued.

Vesting profile	Fair value of the rights at grant date ($)	**Number of rights at[(i)] 31 Dec 08**	**Fair value granted $million 31 Dec 08**	Number of rights at[(i)] 31 Dec 07	Fair value granted $million 31 Dec 07
2010	18.13	**157,453**	**2.9**	–	–
2011	14.63	**379,355**	**5.5**	–	–
2012	11.82	**225,756**	**2.7**	–	–
	14.52	**762,564**	**11.1**	–	–

(i) The exercise price for the PIR Plan is nil and there were no rights exercisable at 31 December 2008.

The senior leadership team of the Westfield Group participate in the PIR Plan. The Executive Chairman and Group Managing Directors do not participate in the PIR Plan. The fair value of rights issued under the PIR Plan is measured at each grant date using a Black Scholes option pricing model. The inputs include the Group's 15 day volume weighted average security price prior to the grant date, the risk free interest rate, expected volatility and expected dividend yield during the vesting period. Expected volatility is based on the historical security price volatility over the past 3 years. Other vesting conditions include growth in Operational segment earnings and development projects starts during the qualifying year. Vesting conditions such as number of employees remaining in service is taken into account in determining the total amortisation for each reporting period. In calculating the Black Scholes' value of rights granted it has been assumed that the hurdle conditions are met and consequently, the value of the option is not reduced to reflect the hurdle conditions.

The Group has applied Corporations Regulations 2001 which allows certain remuneration details to be disclosed in the Directors' Report rather than the financial report so as to avoid duplication of information. These transferred disclosures have been audited. As such refer to the Remuneration Report in the Directors' Report for further details concerning Key Management Personnel remuneration disclosures in relation to the PIR Plan.

Accounting for equity settled Share Based Payments

During the year, $8.1 million was charged to the income statement as gross amortisation in respect of equity settled share based payments and the corresponding entry is recorded against employee equity benefits reserve.

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Company 31 Dec 08 $million	Parent Company 31 Dec 07 $million
NOTE 24 RESERVES					
of the Parent Company		**220.2**	67.2	–	–
of WT and WAT		**572.1**	(362.6)	–	–
of the Westfield Group		**792.3**	(295.4)	–	–
Total reserves of the Group					
Foreign currency translation reserve		**784.3**	(295.4)	–	–
Employee equity benefits reserve		**10.0**	–	–	–
Equity performance swaps reserve		**(2.0)**	–	–	–
Balance at the end of the year		**792.3**	(295.4)	–	–
Movement in foreign currency translation reserve					
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.					
Balance at the beginning of the year		**(295.4)**	466.2	–	–
Foreign exchange movement					
– realised and unrealised differences on the translation of investment in foreign entities, currency loans and asset hedging derivatives which qualify for hedge accounting		**1,081.8**	(737.6)	–	–
– deferred tax effect		**(2.1)**	(24.0)	–	–
Balance at the end of the year		**784.3**	(295.4)	–	–
Movement in employee equity benefits reserve					
The employee equity benefits reserve is used to record the value of share based payments provided to employees as part of their remuneration.					
Balance at the beginning of the year		**–**	–	–	–
– equity settled share based payment		**10.0**	–	–	–
Balance at the end of the year		**10.0**	–	–	–
Movement in equity performance swaps reserve					
The equity performance swaps reserve reflects cumulative gain or loss on the equity performance swaps that relates to future service provided.					
Balance at the beginning of the year		**–**	–	–	–
– loss on equity performance swaps		**(5.7)**	–	–	–
– amount charged to income statement		**2.9**	–	–	–
– deferred tax effect		**0.8**	–	–	–
Balance at the end of the year		**(2.0)**	–	–	–
NOTE 25 RETAINED PROFITS					
of the Parent Company		**(55.3)**	989.7	**313.7**	689.2
of WT and WAT		**7,420.2**	10,636.3	–	–
of the Group		**7,364.9**	11,626.0	**313.7**	689.2
Movement in retained profits					
Balance at the beginning of the year		**11,626.0**	10,051.9	**689.2**	732.7
Profit after tax expense and external minority interests		**(2,196.6)**	3,437.2	**(181.3)**	20.9
Dividends paid		**(2,064.5)**	(1,863.1)	**(194.2)**	(64.4)
Balance at the end of the year		**7,364.9**	11,626.0	**313.7**	689.2
NOTE 26 CASH AND CASH EQUIVALENTS					
(a) Components of cash and cash equivalents					
Cash		**311.0**	344.2	**1.6**	0.3
Overdrafts and short term loans	19	**(68.3)**	(0.3)	–	–
Total cash and cash equivalents		**242.7**	343.9	**1.6**	0.3

NOTE 26 CASH AND CASH EQUIVALENTS (CONTINUED)

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
(b) Reconciliation of profit / (loss) after tax expense to net cash flows from operating activities				
Profit / (loss) after tax expense	**(2,182.1)**	3,460.3	**(181.3)**	20.9
Property revaluations	**2,610.2**	(1,740.3)	**-**	–
Share of associates (profit) / loss in excess of dividend/distribution	**749.3**	(398.3)	**-**	–
Deferred tax expense	**(651.5)**	174.9	**-**	–
Tax on sale of assets and capital costs written off	**20.3**	13.2	**-**	–
Net fair value gain of forward exchange contracts	**396.4**	576.6	**-**	–
Borrowing costs	**1,715.9**	515.1	**43.3**	82.8
Interest income	**(47.5)**	(28.7)	**(64.1)**	(87.5)
Net capital profit on realisation of assets	**(73.3)**	(71.4)	**-**	–
Impairment (charge) / write back on investment in subsidiaries	**-**	–	**192.8**	(10.5)
Decrease / (Increase) in working capital attributable to operating activities	**166.8**	370.1	**(73.5)**	(7.2)
Net cash flows from / (used in) operating activities	**2,704.5**	2,871.5	**(82.8)**	(1.5)

(c) Non-cash investing activities

The comparative cash flow statement includes certain non-cash investing activities. On 16 October 2007, the Group contributed three centres in the US to a new joint venture vehicle managed and controlled by CBL & Associates Properties, Inc. in return for a preferred minority limited partner interest of US$423.2 million.

NOTE 27 DIVIDENDS/DISTRIBUTIONS

	Consolidated		Parent Company	
(a) Final dividend/distribution paid				
Dividend/distribution in respect of the 6 months to 31 December 2008 – paid on 27 February 2009				
Parent Company 10.00 cents per share 60% franked	**195.9**	–	**196.5**	–
WT 26.00 cents per unit, 66% tax deferred	**509.3**	–	**-**	–
WAT 17.25 cents per unit, 54% tax deferred	**337.9**	–	**-**	–
Dividend/distribution in respect of the 6 months to 31 December 2007 – paid on 29 February 2008				
Parent Company 10.00 cents per share 100% franked	**-**	193.6	**-**	194.2
WT 23.00 cents per unit, 38% tax deferred	**-**	445.4	**-**	–
WAT 20.25 cents per unit, 87% tax deferred	**-**	392.1	**-**	–
Westfield Group 53.25 cents per stapled security (31 Dec 07: 53.25 cents)	**1,043.1**	1,031.1	**196.5**	194.2

Interim dividend/distributions of 53.25 cents were paid on 29 August 2008. Final dividend/distributions were paid on 27 February 2009. Dividends paid by the Parent Company were franked at the corporate tax rate of 30%. The record date for entitlement to these dividends/ distributions was 5pm, 6 February 2009. The Westfield Group Distribution Reinvestment Plan ("DRP") was in operation for the distribution paid on 27 February 2009. Securities issued under the DRP in respect of the distribution paid on 27 February 2009 rank for distribution from 1 January 2009. The record date for participation in the DRP for the distribution paid on 27 February 2009 was 5pm, 6 February 2009.

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
(b) Dividends/distributions paid during the year				
Dividend/distribution in respect of the 6 months to 30 June 2008				
WT 28.25 cents per unit, 66% tax deferred	**548.2**	–	**-**	–
WAT 25.00 cents per unit, 54% tax deferred	**485.2**	–	**-**	–
Dividend/distribution in respect of the 6 months to 31 December 2007				
Parent Company 10.00 cents per share 100% franked	**193.6**	–	**194.2**	–
WT 23.00 cents per unit, 38% tax deferred	**445.4**	–	**-**	–
WAT 20.25 cents per unit, 87% tax deferred	**392.1**	–	**-**	–
Dividend/distribution in respect of the 6 months to 30 June 2007				
WT 29.00 cents per unit, 38% tax deferred	**-**	515.4	**-**	–
WAT 24.25 cents per unit, 87% tax deferred	**-**	431.0	**-**	–
Dividend/distribution in respect of the 6 months to 31 December 2006				
Parent Company 3.64 cents per share 60% franked	**-**	64.2	**-**	64.4
WT 18.96 cents per unit, 53% tax deferred	**-**	334.2	**-**	–
WAT 29.40 cents per unit, 46% tax deferred	**-**	518.3	**-**	–
	2,064.5	1,863.1	**194.2**	64.4

Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%.

82-35029

NOTE 27 DIVIDENDS/DISTRIBUTIONS (CONTINUED)

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million
(c) Franking credit balance of the Parent Company				
The amount of franking credits available on a tax paid basis for future distributions are:				
– franking credits balance as at the end of the year at the corporate tax rate of 30% (31 December 2007: 30%)	**12.5**	43.0	**12.5**	43.0
– franking credits arising from the payment of income tax provided in this financial report	**46.9**	80.8	**46.9**	80.8
Franking credits available for distribution	**59.4**	123.8	**59.4**	123.8
– franking debits that will arise from the payment of the final dividend on 27 February 2009	**(50.5)**	(83.2)	**(50.5)**	(83.2)
Franking credits available for future distributions	**8.9**	40.6	**8.9**	40.6

	Consolidated		Parent Company	
	31 Dec 08 $	31 Dec 07 $	31 Dec 08 $	31 Dec 07 $
NOTE 28 NET TANGIBLE ASSET BACKING				
Net tangible asset backing per security	**12.63**	14.25	**0.83**	0.99

Net tangible asset backing per security is calculated by dividing total equity attributable to stapled security holders of the Group by the number of securities on issue. The number of securities used in the calculation of the consolidated net tangible asset backing is 1,958,901,610 (31 December 2007: 1,936,326,189) and for Parent Company is 1,964,771,035 (31 December 2007: 1,942,195,614).

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million
NOTE 29 LEASE COMMITMENTS				
Operating lease receivables				
Substantially all of the property owned and leased by the Group is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.				
Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**2,516.1**	2,079.0	**–**	–
Due between one and five years	**7,240.1**	5,494.7	**–**	–
Due after five years	**5,868.5**	4,993.5	**–**	–
	15,624.7	12,567.2	**–**	–
These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.				
Operating lease payables				
Expenditure contracted but not provided for				
Due within one year	**20.6**	16.3	**–**	–
Due between one and five years	**75.7**	71.2	**–**	–
Due after five years	**6.1**	3.7	**–**	–
	102.4	91.2	**–**	–

In addition to the above minimum lease rental payments, the Group may be liable to a $37 million lump sum lease rental payment in 2010. This amount is payable at the option of the head lessor to commute future contingent lease rental in respect of a 99 year head lease.

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 30 CAPITAL EXPENDITURE COMMITMENTS				
Estimated capital expenditure committed at balance date but not provided for in relation to development projects.				
Due within one year	**1,130.6**	1,875.1	**–**	–
Due between one and five years	**1,922.4**	309.6	**–**	–
Due after five years	**–**	–	**–**	–
	3,053.0	2,184.7	**–**	–
NOTE 31 CONTINGENT LIABILITIES				
Performance guarantees	**784.2**	705.7	**–**	–
Special tax assessment municipal bonds	**56.1**	46.9	**–**	–
Guaranteed borrowings of subsidiaries and controlled entities	**–**	–	**17,143.6**	10,677.6
	840.3	752.6	**17,143.6**	10,677.6

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

NOTE 32 SEGMENT INFORMATION

Business segment

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (e.g. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets and portfolios acquisitions, income and expenses on properties held for future redevelopment.

Corporate

Corporate segment includes change in fair value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

Geographic segment

The geographic segments are determined based on the location of the Group's assets and are represented by the following segments:

- Australia & New Zealand;
- United Kingdom; and
- United States.

82-35029

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Business segment

31 December 2008	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue				
Property revenue	3,166.0	43.6	3.2	3,212.8
Property development and project management revenue	1,049.9	–	–	1,049.9
Property and funds management income	88.5	–	–	88.5
	4,304.4	**43.6**	**3.2**	**4,351.2**
Share of after tax profits of equity accounted entities [(i)]				
Property revenue	451.2	19.5	–	470.7
Property expenses and outgoings	(145.6)	(14.0)	–	(159.6)
Net interest expense	(47.4)	(27.2)	(17.3)	(91.9)
	258.2	**(21.7)**	**(17.3)**	**219.2**
Expenses				
Property expenses and outgoings	(1,010.1)	(17.6)	–	(1,027.7)
Property development and project management costs	(905.9)	(105.4)	–	(1,011.3)
Property and funds management costs	(41.6)	–	–	(41.6)
Corporate overheads	–	–	(39.5)	(39.5)
	(1,957.6)	**(123.0)**	**(39.5)**	**(2,120.1)**
Currency derivatives	–	–	(239.6)	(239.6)
Segment result	**2,605.0**	**(101.1)**	**(293.2)**	**2,210.7**
Property revaluations	(2,367.3)	(172.6)	(70.3)	(2,610.2)
Equity accounted property revaluations [(i)]	(663.5)	(66.0)	–	(729.5)
Net capital profit on realisation of assets	–	–	73.3	73.3
Segment revaluations and net capital profit on realisation of assets	**(3,030.8)**	**(238.6)**	**3.0**	**(3,266.4)**
Interest income				47.5
Financing costs				(1,715.9)
Tax expense				542.0
Profit / (loss) after tax expense for the period				**(2,182.1)**
Segment assets				
Segment assets	49,617.7	3,792.7	–	53,410.4
Group assets				2,498.6
Total segment assets	**49,617.7**	**3,792.7**	**–**	**55,909.0**
Segment liabilities				
Segment liabilities	1,753.7	502.3	–	2,256.0
Group liabilities				28,695.3
Total segment liabilities	**1,753.7**	**502.3**	**–**	**30,951.3**
Equity accounted associates included in segment assets				
Investment properties	6,127.7	367.5	–	6,495.2
Interest bearing liabilities	(1,239.9)	(367.5)	–	(1,607.4)
Working capital and deferred tax	2.7	–	–	2.7
Equity accounted associates included in segment assets	**4,890.5**	**–**	**–**	**4,890.5**
Additions to segment non current assets	**64.9**	**3,269.4**	**–**	**3,334.3**

(i) Total share of after tax loss of equity accounted entities for the period of $(510.3) million (31 December 2007: profit of $657.7 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $219.2 million (31 December 2007: $277.6 million) and property revaluations of $(729.5) million (31 December 2007: $380.1 million).

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Business segment (continued)

31 December 2007	Operational $million	Development $million	Corporate $million	Consolidated $million
Revenue				
Property revenue	3,155.6	33.8	–	3,189.4
Property development and project management revenue	899.5	–	–	899.5
Property and funds management income	76.5	–	–	76.5
	4,131.6	**33.8**	**–**	**4,165.4**
Share of after tax profits of equity accounted entities				
Property revenue	483.6	7.0	–	490.6
Property expenses and outgoings	(141.6)	(5.0)	–	(146.6)
Net interest and tax expense	(49.2)	(12.2)	(5.0)	(66.4)
	292.8	**(10.2)**	**(5.0)**	**277.6**
Expenses				
Property expenses and outgoings	(1,005.1)	(16.0)	–	(1,021.1)
Property development and project management costs	(831.4)	(94.0)	–	(925.4)
Property and funds management costs	(36.2)	–	–	(36.2)
Corporate overheads	–	–	(37.3)	(37.3)
	(1,872.7)	**(110.0)**	**(37.3)**	**(2,020.0)**
Currency derivatives	–	–	(432.8)	(432.8)
Segment result	**2,551.7**	**(86.4)**	**(475.1)**	**1,990.2**
Property revaluations	935.8	804.5	–	1,740.3
Equity accounted property revaluations	75.3	304.8	–	380.1
Net capital profit on realisation of assets	–	–	71.4	71.4
Segment revaluations and net capital profit on realisation of assets	**1,011.1**	**1,109.3**	**71.4**	**2,191.8**
Interest income				28.7
Financing costs				(515.1)
Tax expense				(235.3)
Profit / (loss) after tax expense for the period				**3,460.3**
Segment assets				
Segment assets	43,713.8	5,007.1	–	48,720.9
Group assets				2,080.0
Total segment assets	**43,713.8**	**5,007.1**	**–**	**50,800.9**
Segment liabilities				
Segment liabilities	1,248.9	604.8	–	1,853.7
Group liabilities				21,164.8
Total segment liabilities	**1,248.9**	**604.8**	**–**	**23,018.5**
Equity accounted associates included in segment assets				
Investment properties	6,124.0	278.7	–	6,402.7
Interest bearing liabilities	(1,075.5)	(278.7)	–	(1,354.2)
Working capital and deferred tax	82.9	–	–	82.9
Equity accounted associates included in segment assets	**5,131.4**	**–**	**–**	**5,131.4**
Additions to segment non current assets	**1,280.1**	**2,460.0**	**–**	**3,740.1**

NOTE 32 SEGMENT INFORMATION (CONTINUED)

Geographic segment

31 December 2008	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	1,696.3	36.1	1,480.4	3,212.8
Property development and project management revenue	435.4	589.9	24.6	1,049.9
Property and funds management income	37.2	12.0	39.3	88.5
	2,168.9	**638.0**	**1,544.3**	**4,351.2**
Share of after tax profits of equity accounted entities				
Property revenue	125.8	129.7	215.2	470.7
Property expenses and outgoings	(34.9)	(50.3)	(74.4)	(159.6)
Net interest expense	(2.5)	(40.9)	(48.5)	(91.9)
	88.4	**38.5**	**92.3**	**219.2**
Expenses				
Property expenses and outgoings	(464.5)	(17.1)	(546.1)	(1,027.7)
Property development and project management costs	(353.0)	(611.0)	(47.3)	(1,011.3)
Property and funds management costs	(9.1)	(8.2)	(24.3)	(41.6)
Corporate overheads	(24.2)	(9.3)	(6.0)	(39.5)
	(850.8)	**(645.6)**	**(623.7)**	**(2,120.1)**
Currency derivatives	19.2	–	(258.8)	(239.6)
Segment result	**1,425.7**	**30.9**	**754.1**	**2,210.7**
Other segment information				
Segment assets	24,271.8	2,720.9	21,527.2	48,519.9
Group assets				2,498.6
Investments in equity accounted associates	1,614.5	1,118.1	2,157.9	4,890.5
Total segment assets	**25,886.3**	**3,839.0**	**23,685.1**	**55,909.0**
Segment liabilities	631.7	1,028.9	595.4	2,256.0
Group liabilities				28,695.3
Total segment liabilities	**631.7**	**1,028.9**	**595.4**	**30,951.3**
Additions to segment non current assets	**455.3**	**1,933.8**	**945.2**	**3,334.3**

31 December 2007	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue				
Property revenue	1,619.0	12.3	1,558.1	3,189.4
Property development and project management revenue	457.2	400.4	41.9	899.5
Property and funds management income	30.3	10.1	36.1	76.5
	2,106.5	**422.8**	**1,636.1**	**4,165.4**
Share of after tax profits of equity accounted entities				
Property revenue	113.8	144.6	232.2	490.6
Property expenses and outgoings	(30.4)	(49.0)	(67.2)	(146.6)
Net interest expense	0.4	(10.1)	(56.7)	(66.4)
	83.8	**85.5**	**108.3**	**277.6**
Expenses				
Property expenses and outgoings	(450.8)	(10.8)	(559.5)	(1,021.1)
Property development and project management costs	(465.8)	(400.3)	(59.3)	(925.4)
Property and funds management costs	(8.0)	(6.8)	(21.4)	(36.2)
Corporate overheads	(22.6)	(10.6)	(4.1)	(37.3)
	(947.2)	**(428.5)**	**(644.3)**	**(2,020.0)**
Currency derivatives	(10.8)	9.5	(431.5)	(432.8)
Segment result	**1,232.3**	**89.3**	**668.6**	**1,990.2**
Other segment information				
Segment assets	22,227.7	3,375.8	17,986.0	43,589.5
Group assets				2,080.0
Investments in equity accounted associates	1,625.4	1,753.9	1,752.1	5,131.4
Total segment assets	**23,853.1**	**5,129.7**	**19,738.1**	**50,800.9**
Segment liabilities	807.6	468.4	577.7	1,853.7
Group liabilities				21,164.8
Total segment liabilities	**807.6**	**468.4**	**577.7**	**23,018.5**
Additions to segment non current assets	**898.6**	**884.8**	**1,956.7**	**3,740.1**

NOTE 33 CAPITAL RISK MANAGEMENT

The Group seeks to manage its capital requirements to maximise value to members through the mix of debt and equity funding, while ensuring that Group entities :

- comply with capital and distribution requirements of their constitutions and/or trust deeds;
- comply with capital requirements of relevant regulatory authorities;
- maintain strong investment grade credit ratings; and
- continue to operate as going concerns.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of the its broader strategic plan. The Group continuously reviews its capital structure to ensure:

- sufficient funds and financing facilities, on a cost effective basis are available to implement the Group's property development and business acquisition strategies;
- adequate financing facilities for unforeseen contingencies are maintained; and
- distributions to members are maintained within the stated distribution policy.

The Group is able to alter its capital mix by issuing new stapled securities and hybrid securities, activating its distribution reinvestment plan, electing to have the dividend reinvestment underwritten, adjusting the amount of distributions paid to members, activating a security buy back program, divesting assets to repay borrowings or adjusting the timing of capital expenditure for its property redevelopment pipeline.

The Group also protects its equity in assets by taking out insurance.

NOTE 34 FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, other investments and derivative financial instruments.

The Group manages its exposure to key financial risks in accordance with the Group's treasury risk management policy. The policy has been established to manage the key financial risks such as interest rate, foreign exchange, counterparty credit and liquidity.

The Group's treasury risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group through its training and procedures, has developed a disciplined and constructive control environment in which relevant treasury and finance personnel understand their roles and obligations in respect of the Group's treasury management objectives.

The Group has an established Board approved risk management framework including policies, procedures, limits and allowed types of derivative financial instruments. The Board has appointed a Board Risk Management Committee comprising three directors. The Board Risk Management Committee reviews and oversees management's compliance with these policies, procedures and limits. The Board Risk Management Committee is assisted in its oversight role by the Group's Executive Risk Management Committee and internal audit function.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rates, foreign exchange, liquidity and credit risk. The Group enters into derivative financial instruments, principally interest rate swaps, cross currency swaps, forward exchange contracts and currency options. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations, cash flows, interest bearing liabilities and its net investments in foreign operations. The Group seeks to deal only with creditworthy counterparties and these assessments are regularly reviewed. Liquidity risk is monitored through the use of future rolling cash flow forecasts.

NOTE 35 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

Summary of interest rate positions at balance date

The Group has interest risk on borrowings which are typically floating rate debt or notional borrowings. The exposures at reporting date together with the interest rate risk management transactions are as follows:

(i) Interest payable

	Note	**31 Dec 08 $million**	31 Dec 07 $million
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	19	**1,401.7**	1,462.3
Non current interest bearing liabilities	19	**19,587.3**	13,003.9
Unsecured convertible notes	20	**1.3**	345.6
Share of equity accounted entities interest bearing liabilities	15(c)	**1,607.4**	1,354.2
Cross currency swaps			
– A$	36(ii)	**1,263.5**	100.0
– £948.0 million (31 December 2007: £798.0 million)	36(i)	**1,985.3**	1,820.7
– US$485.1 million (31 December 2007: US$485.1 million)	36(i)	**703.3**	552.2
– US$3,952.5 million (31 December 2007: US$3,983.5 million)	36(iv)	**5,730.8**	4,534.4
Principal amounts subject to interest rate exposure		**32,280.6**	23,173.3
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– A$	35(iii)	**160.0**	353.7
– €600.0 million (31 December 2007: €600.0 million)	35(iii)	**1,228.8**	1,005.5
– £600.0 million (31 December 2007: £877.4 million)	35(iii)	**1,256.5**	2,001.8
– US$8,415.6 million (31 December 2007: US$7,478.8 million)	35(iii)	**12,201.8**	8,513.2
Fixed rate derivatives			
– A$	35(iii)	**960.0**	176.0
– £1,720.1 million (31 December 2007: £896.7 million)	35(iii)	**3,602.3**	2,045.9
– US$6,144.0 million (31 December 2007: US$6,355.6 million)	35(iii)	**8,908.2**	7,234.6
Principal amounts on which interest rate exposure has been hedged		**28,317.6**	21,330.7

At 31 December 2008 the Group has fixed 88% of its interest payable exposure by way of fixed rate borrowings and interest rate derivatives of varying durations. The remaining 12% is exposed to floating rates on a principal payable of $3,963.0 million, at an average interest rate of 4.3%, including margin (31 December 2007: 92% hedged with floating exposure of $1,842.6 million at an average rate of 7.1%). An increment of 0.5% in the market rate would result in an increase in interest expense of $19.8 million (31 December 2007: $9.2 million). A decrement of 0.5% in the market rate would result in a decrease in interest expense of $19.8 million (31 December 2007: $9.2 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements are set out in Note 35(iii).

NOTE 35 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date (continued)

(ii) Interest receivable

The Group is exposed to interest receivable risk on notional borrowings entered into under cross currency swaps.

The exposures at reporting date together with the interest rate risk management transactions which have been entered into to manage those exposures are as follows:

	Note	31 Dec 08 $million	31 Dec 07 $million
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– A$	36(i),36(iv)	**7,579.8**	7,227.3
– €600.0 million (31 December 2007: €600.0 million)	36(i)	**1,228.8**	1,005.5
– NZ$1,617.5 million (31 December 2007: NZ$122.0 million)	36(ii)	**1,352.3**	107.6
Principal amounts subject to interest rate exposure		**10,160.9**	8,340.4
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
– A$	35(iii)	**7,580.0**	5,708.0
– €600.0 million (31 December 2007: €600.0 million)	35(iii)	**1,228.8**	1,005.5
Principal amounts on which interest rate exposure has been hedged		**8,808.8**	6,713.5

At 31 December 2008 the Group has fixed 87% of its interest receivable exposure by way of interest rate derivatives of varying durations. The remaining 13% is exposed to floating rates on a principal receivable of $1,352.1 million, at an average interest rate of 5.6%, including margin (31 December 2007: 80% hedged with floating exposure of $1,626.9 million at an average rate of 7.8%). An increment of 0.5% in the market rate would result in a decrease in interest expense of $6.8 million (31 December 2007: $8.1 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $6.8 million (31 December 2007: $8.1 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of fixed rate derivatives due to interest rate movements are set out in Note 35(iii).

(iii) Fixed rate debt and interest rate derivatives

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notional principal or contract amounts of the Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		**Fixed rate borrowings**		Interest rate derivatives		Fixed rate borrowings	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 08 Notional principal amount million**	**31 Dec 08 Average rate**	**31 Dec 08 Notional principal amount million**	**31 Dec 08 Average rate including margin**	31 Dec 07 Notional principal amount million	31 Dec 07 Average rate	31 Dec 07 Notional principal amount million	31 Dec 07 Average rate including margin
A$ receivable								
31 December 2007	–	–	–	–	A$5,708.0	6.09%	–	–
31 December 2008	**A$7,580.0**	**6.50%**	–	–	A$5,200.0	6.22%	–	–
31 December 2009	**A$6,517.0**	**6.43%**	–	–	A$5,500.0	6.26%	–	–
31 December 2010	**A$5,750.0**	**6.50%**	–	–	A$5,050.0	6.33%	–	–
31 December 2011	**A$5,000.0**	**6.37%**	–	–	A$5,000.0	6.37%	–	–
31 December 2012	**A$4,136.0**	**6.40%**	–	–	A$4,136.0	6.40%	–	–
31 December 2013	**A$2,200.0**	**6.41%**	–	–	A$2,200.0	6.41%	–	–
31 December 2014	**A$1,250.0**	**6.51%**	–	–	A$1,250.0	6.51%	–	–
€ receivable								
31 December 2007	–	–	–	–	€600.0	3.58%	–	–
31 December 2008	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2009	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2010	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–
31 December 2011	**€600.0**	**3.58%**	–	–	€600.0	3.58%	–	–

82-35029

NOTE 35 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date (continued)

(iii) Fixed rate debt and interest rate derivatives (continued)

Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**Interest rate derivatives** 31 Dec 08 Notional principal amount million	31 Dec 08 Average rate	**Fixed rate borrowings** 31 Dec 08 Notional principal amount million	31 Dec 08 Average rate including margin	Interest rate derivatives 31 Dec 07 Notional principal amount million	31 Dec 07 Average rate	Fixed rate borrowings 31 Dec 07 Notional principal amount million	31 Dec 07 Average rate including margin
A$ payable								
31 December 2007	–	–	–	–	A$(176.0)	4.74%	A$(353.7)	6.38%
31 December 2008	**A$(960.0)**	**4.29%**	**A$(160.0)**	**5.46%**	A$(1,200.7)	4.76%	A$(160.0)	5.46%
31 December 2009	**A$(1,000.0)**	**5.85%**	**A$(160.0)**	**5.46%**	A$(2,271.3)	6.03%	A$(160.0)	5.46%
31 December 2010	**A$(1,437.5)**	**6.20%**	–	–	A$(2,942.7)	6.19%	–	–
31 December 2011	**A$(2,263.0)**	**5.63%**	–	–	A$(2,260.6)	6.19%	–	–
31 December 2012	**A$(2,138.0)**	**6.01%**	–	–	A$(1,841.1)	6.10%	–	–
31 December 2013	**A$(1,788.0)**	**6.41%**	–	–	A$(893.9)	6.18%	–	–
31 December 2014	**A$(1,763.0)**	**6.20%**	–	–	A$(769.0)	6.15%	–	–
31 December 2015	**A$(1,408.5)**	**6.18%**	–	–	A$(10.0)	6.16%	–	–
31 December 2016	**A$(503.5)**	**6.26%**	–	–	–	–	–	–
31 December 2017	**A$(503.5)**	**6.26%**	–	–	–	–	–	–
€ payable								
31 December 2007	–	–	–	–	–	–	€(600.0)	3.58%
31 December 2008	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2009	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2010	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
31 December 2011	–	–	**€(600.0)**	**3.58%**	–	–	€(600.0)	3.58%
£ payable								
31 December 2007	–	–	–	–	£(896.7)	4.85%	£(877.4)	5.58%
31 December 2008	**£(1,720.1)**	**4.72%**	**£(600.0)**	**5.39%**	£(1,292.2)	4.85%	£(600.0)	5.39%
31 December 2009	**£(1,976.6)**	**4.90%**	**£(600.0)**	**5.39%**	£(1,332.2)	4.83%	£(600.0)	5.39%
31 December 2010	**£(2,066.6)**	**4.82%**	**£(600.0)**	**5.39%**	£(1,482.2)	4.83%	£(600.0)	5.39%
31 December 2011	**£(1,576.6)**	**4.89%**	**£(600.0)**	**5.39%**	£(1,482.2)	4.83%	£(600.0)	5.39%
31 December 2012	**£(1,332.5)**	**4.83%**	**£(600.0)**	**5.39%**	£(1,182.5)	4.79%	£(600.0)	5.39%
31 December 2013	**£(1,332.5)**	**4.83%**	**£(600.0)**	**5.39%**	£(1,182.5)	4.79%	£(600.0)	5.39%
31 December 2014	**£(1,040.0)**	**4.78%**	**£(600.0)**	**5.39%**	£(890.0)	4.73%	£(600.0)	5.39%
31 December 2015	**£(600.0)**	**4.98%**	**£(600.0)**	**5.39%**	£(450.0)	4.94%	£(600.0)	5.39%
31 December 2016	**£(150.0)**	**5.11%**	**£(600.0)**	**5.39%**	–	–	£(600.0)	5.39%
31 December 2017	**£(150.0)**	**5.11%**	–	–	–	–	–	–
US$ payable								
31 December 2007	–	–	–	–	US$(6,355.6)	5.24%	US$(7,478.8)	5.24%
31 December 2008	**US$(6,144.0)**	**5.82%**	**US$(8,415.6)**	**5.51%**	US$(7,548.2)	5.30%	US$(7,079.7)	5.27%
31 December 2009	**US$(7,199.0)**	**5.54%**	**US$(7,605.4)**	**5.82%**	US$(7,859.4)	5.53%	US$(6,234.9)	5.29%
31 December 2010	**US$(6,599.0)**	**5.55%**	**US$(6,803.9)**	**5.93%**	US$(7,258.5)	5.58%	US$(5,393.8)	5.42%
31 December 2011	**US$(7,029.6)**	**5.54%**	**US$(5,980.3)**	**5.75%**	US$(7,029.6)	5.54%	US$(4,562.3)	5.45%
31 December 2012	**US$(6,149.0)**	**5.54%**	**US$(5,045.4)**	**5.76%**	US$(6,149.0)	5.54%	US$(3,631.0)	5.46%
31 December 2013	**US$(5,334.9)**	**5.53%**	**US$(4,513.8)**	**5.81%**	US$(5,334.9)	5.53%	US$(3,363.8)	5.45%
31 December 2014	**US$(4,775.0)**	**5.45%**	**US$(2,852.6)**	**6.22%**	US$(4,775.0)	5.45%	US$(1,703.1)	5.70%
31 December 2015	**US$(3,350.0)**	**5.47%**	**US$(2,736.4)**	**6.28%**	US$(3,350.0)	5.47%	US$(1,644.2)	5.73%
31 December 2016	**US$(1,900.0)**	**5.45%**	**US$(1,610.1)**	**6.71%**	US$(1,900.0)	5.45%	US$(517.9)	5.89%
31 December 2017	–	–	**US$(1,241.0)**	**6.96%**	–	–	US$(148.7)	6.09%

The Group's interest rate derivatives do not meet the accounting requirements to qualify for hedge accounting treatment. Gains or losses arising from changes in fair value have been reflected in the income statement as a component of interest expense. The loss for the year ended 31 December 2008 was $991.9 million (31 December 2007: $486.4 million). At 31 December 2008 the aggregate fair value is a payable of $1,832.7 million (31 December 2007: $695.7 million). An increment of 0.5% in the market rate would result in a decrease in interest expense of $336.9 million (31 December 2007: $185.5 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $351.5 million (31 December 2007: $191.6 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

All fixed rate debt is carried at amortised cost, therefore gains or losses arising from changes in fair value have not been recorded in these financial statements. The decrease in fair value for the year ended 31 December 2008 was $2,143.6 million (31 December 2007: $89.5 million). The difference between the carrying value and fair value of fixed rate debt at 31 December 2008 is a receivable of $2,440.2 million (31 December 2007: $296.6 million). An increment of 0.5% in the market rate would result in a decrease in fair value of $225.9 million (31 December 2007: $225.0 million). A decrement of 0.5% in the market rate would result in an increase in fair value of $232.2 million (31 December 2007: $232.5 million). The increment or decrement in fair value is proportional to the increase or decrease in interest rates.

NOTE 36 EXCHANGE RATE RISK MANAGEMENT

The Group is exposed to exchange rate risk on its foreign currency earnings, its distribution, its foreign currency denominated shopping centre assets and other assets. The Group manages these exposures by entering into foreign currency derivative instruments and by borrowing in foreign currencies.

Summary of foreign exchange balance sheet positions at balance date

The Group's foreign exchange exposures at reporting date together with the foreign exchange risk management transactions which have been entered into to manage these exposures are as follows:

		Consolidated	
	Note	**31 Dec 08 million**	31 Dec 07 million
Foreign Currency Net Investments			
The Group had floating currency exposure, after taking into account the effect of foreign exchange derivatives, at reporting date of:			
US$ net assets		**US$15,563.3**	US$15,760.8
US$ borrowings		**US$(9,874.3)**	US$(7,850.0)
US$ cross currency swaps	36(i)	**US$(485.1)**	US$(485.1)
US$ currency Swaps	36(ii)	**-**	US$(1,248.7)
US$ denominated net assets		**US$5,203.9**	US$6,177.0
NZ$ net assets		**NZ$3,145.8**	NZ$3,263.7
NZ$ borrowings		**NZ$(1,548.9)**	NZ$(71.1)
NZ$ cross currency swaps	36(ii)	**NZ$1,617.5**	NZ$122.0
NZ$ denominated net assets		**NZ$3,214.4**	NZ$3,314.6
£ net assets		**£2,280.7**	£2,153.9
£ borrowings		**£(1,384.4)**	£(1,049.2)
£ cross currency swaps	36(i)	**£(948.0)**	£(798.0)
£ currency Swaps	36(ii)	**-**	£(150.0)
£ denominated net assets		**£(51.7)**	£156.7

An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in a charge to the foreign currency translation reserve of $510.0 million (31 December 2007 – 0.8785 to 0.9285: $455.2 million) and a gain to the income statement of nil (31 December 2007: gain of $76.5 million). A decrement of 5 cents in the market rate for US$ would result in an increase to the foreign currency translation reserve of $589.7 million (31 December 2007: $510.1 million) and an expense to the income statement of nil (31 December 2007: $85.8 million).
An increment of 5 cents in the market rate for NZ$ (1.1961 to 1.2461) would result in a charge to the foreign currency translation reserve of $53.6 million (31 December 2007 – 1.1341 to 1.1841: $118.9 million) and an expense to the income statement of $54.3 million (31 December 2007: $4.5 million). A decrement of 5 cents in the market rate for NZ$ would result in an increase to the foreign currency translation reserve of $58.2 million (31 December 2007: $129.8 million) and a gain to the income statement of $59.0 million (31 December 2007: $5.0 million).
An increment of 3 pence in the market rate for £ (0.4775 to 0.5075) would result in an increase to the foreign currency translation reserve of nil (31 December 2007 – 0.4383 to 0.4683: charge of $44.8 million) and a gain to the income statement of $6.4 million (31 December 2007: 21.9 million). A decrement of 3 pence in the market rate for £ would result in a charge to the foreign currency translation reserve of nil (31 December 2007: an increase of $51.4 million) and an expense to the income statement of $7.3 million (31 December 2007: 25.1 million).
The increment or decrement to the foreign currency translation reserve and the income statement is proportional to the increase or decrease in exchange rates and are on a pre-tax basis.

82-35029

NOTE 36 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(i) Net investment hedges of the Group's foreign currency assets and liabilities

The following table details the cross currency swaps outstanding at reporting date. These contracts have been designated and qualify as hedges of net investment of foreign operations.

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 08	31 Dec 07	31 Dec 08 million	Amount (payable)/receivable 31 Dec 08 million	31 Dec 07 million	31 Dec 07 million
£						
Contracts to receive A$ and pay £						
31 December 2007	–	0.4263	–	–	A$1,559.8	£(665.0)
31 December 2008	**0.4263**	0.4263	**A$1,911.8**	**£(815.0)**	A$1,911.8	£(815.0)
31 December 2009	**0.4263**	0.4263	**A$1,911.8**	**£(815.0)**	A$1,911.8	£(815.0)
31 December 2010	**0.4263**	0.4263	**A$1,735.8**	**£(740.0)**	A$1,735.8	£(740.0)
31 December 2011	**0.4264**	0.4264	**A$1,383.7**	**£(590.0)**	A$1,383.7	£(590.0)
31 December 2012	**0.4264**	0.4264	**A$856.0**	**£(365.0)**	A$856.0	£(365.0)
31 December 2013	**0.4265**	0.4265	**A$504.1**	**£(215.0)**	A$504.1	£(215.0)
31 December 2014	**0.4270**	0.4269	**A$210.8**	**£(90.0)**	A$210.8	£(90.0)
Contracts to receive € (i) and pay £						
31 December 2007	–	0.6648	–	–	€200.0	£(133.0)
31 December 2008	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2009	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2010	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2011	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
US$						
Contracts to receive € (i) and pay US$						
31 December 2007	–	1.2128	–	–	€400.0	US$(485.1)
31 December 2008	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2009	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2010	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2011	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)

(i) The receive € exposure is matched with a pay € exposure in the income statement.

These cross currency swaps are effective net investment hedges and recorded directly in the foreign currency translation reserve. The gain for the year ended 31 December 2008 was $129.9 million (31 December 2007: loss of $499.6 million). At 31 December 2008 the aggregate fair value is a receivable of $368.3 million (31 December 2007: $243.3 million). An increment of 3 pence in the market rate for £ (0.4775 to 0.5075) would result in an increase to the foreign currency translation reserve of $117.4 million (31 December 2007 – 0.4383 to 0.4683: $116.6 million). A decrement of 3 pence in the market rate for £ would result in a charge to the foreign currency translation reserve of $133.1 million (31 December 2007: $133.8 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in an increase to the foreign currency translation reserve of $47.5 million (31 December 2007 – 0.8785 to 0.9285: $29.7 million). A decrement of 5 cents in the market rate for US$ would result in a charge to the foreign currency translation reserve of $55.0 million (31 December 2007: $33.3 million). The increment or decrement to the foreign currency translation reserve is proportional to the increase or decrease in exchange rates and are on a pre-tax basis.

NOTE 36 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(ii) Other foreign currency derivatives in respect of the Group's foreign currency assets and liabilities

The following table details the other financial derivatives in respect of the Group's foreign currency assets and liabilities outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Foreign currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate **31 Dec 08**	31 Dec 07	Amount (payable)/receivable **31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
US$						
Contracts to buy US$ and sell A$						
31 December 2008	–	0.8708	–	–	A$1,433.9	US$(1,248.7)
£						
Contracts to buy £ and sell A$						
31 December 2008	–	0.4115	–	–	A$364.5	£(150.0)
Cross currency swaps contracted as at the reporting date and outstanding at						
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2007	–	1.2200	–	–	A$(100.0)	NZ$122.0
31 December 2008	**1.2802**	–	**A$(1,263.5)**	**NZ$1,617.5**	–	–
31 December 2009	**1.2801**	–	**A$(1,225.3)**	**NZ$1,568.5**	–	–
31 December 2010	**1.2806**	–	**A$(1,166.6)**	**NZ$1,494.0**	–	–
31 December 2011	**1.2806**	–	**A$(1,166.6)**	**NZ$1,494.0**	–	–
31 December 2012	**1.2804**	–	**A$(990.9)**	**NZ$1,268.8**	–	–
31 December 2013	**1.2816**	–	**A$(817.8)**	**NZ$1,048.1**	–	–
31 December 2014	**1.2834**	–	**A$(644.6)**	**NZ$827.3**	–	–
31 December 2015	**1.2816**	–	**A$(474.8)**	**NZ$608.5**	–	–
31 December 2016	**1.2824**	–	**A$(304.5)**	**NZ$390.5**	–	–
31 December 2017	**1.2843**	–	**A$(169.7)**	**NZ$218.0**	–	–

At 31 December 2008 none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2008 was $37.1 million (31 December 2007: $47.3 million). The aggregate fair value of other foreign currency derivatives at 31 December 2008 is a receivable of $78.0 million (31 December 2007: $40.9 million). An increment of 5 cents in the market rate for NZ$ (1.1961 to 1.2461) would result in a loss to the income statement of $54.3 million (31 December 2007: $4.5 million). A decrement of 5 cents in the market rate for NZ$ would result in a gain to the income statement of $59.0 million (31 December 2007: $5.0 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

82-35029

NOTE 36 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(iii) Forward currency derivatives to hedge the Group's foreign currency earnings

These derivatives manage the impact of exchange rate movements on the Group's foreign currency denominated earnings and the Group's distribution.

The following table details the forward exchange contracts outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate 31 Dec 08	Weighted average exchange rate 31 Dec 07	Amount (payable)/receivable 31 Dec 08 million	31 Dec 08 million	31 Dec 07 million	31 Dec 07 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2008	–	1.1298	–	–	A$176.1	NZ$(199.0)
31 December 2009	**1.1509**	1.1509	**A$173.1**	**NZ$(199.2)**	A$173.1	NZ$(199.2)
31 December 2010	**1.1860**	1.1872	**A$152.2**	**NZ$(180.5)**	A$129.7	NZ$(154.0)
31 December 2011	**1.2084**	1.2191	**A$154.9**	**NZ$(187.2)**	A$90.2	NZ$(110.0)
31 December 2012	**1.2172**	1.2409	**A$135.8**	**NZ$(165.3)**	A$40.3	NZ$(50.0)
31 December 2013	**1.2245**	–	**A$78.2**	**NZ$(95.7)**	–	–
US$						
Contracts to buy A$ and sell US$						
31 December 2008	–	0.6688	–	–	A$332.4	US$(222.3)
31 December 2009	**0.7102**	0.7102	**A$292.9**	**US$(208.0)**	A$292.9	US$(208.0)
	0.9079	–	**A$(145.3)**	**US$131.9**	–	–
31 December 2010	**0.7270**	0.7270	**A$228.7**	**US$(166.3)**	A$228.7	US$(166.3)
	0.8745	–	**A$(85.2)**	**US$74.5**	–	–
31 December 2011	**0.7765**	0.7716	**A$186.1**	**US$(144.5)**	A$175.0	US$(135.0)
31 December 2012	**0.8064**	0.7986	**A$242.4**	**US$(195.5)**	A$75.1	US$(60.0)
31 December 2013	**0.8136**	–	**A$197.3**	**US$(160.5)**	–	–

At 31 December 2008 none of the above described foreign exchange contracts qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2008 was $280.2 million (31 December 2007: $49.4 million). The aggregate fair value of foreign exchange contracts at 31 December 2008 is a payable of $63.6 million (31 December 2007: receivable of $216.6 million). An increment of 5 cents in the market rate for NZ$ (1.1961 to 1.2461) would result in a gain to the income statement of $25.0 million (31 December 2007: $22.0 million). A decrement of 5 cents in the market rate for NZ$ would result in a loss to the income statement of $27.4 million (31 December 2007: $24.0 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in a gain to the income statement of $66.5 million (31 December 2007: $50.1 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $77.7 million (31 December 2007: $56.5 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(iv) Cross currency interest rate swaps to hedge the Group's foreign currency earnings

The Group has entered into the following foreign currency derivative financial instruments to sell US$ and purchase A$ at floating interest rates on notional principals at fixed exchange rates.

The following table details the cross currency interest rate swaps outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's earnings and are ineffective hedges for accounting purposes.

	Weighted average exchange rate 31 Dec 08	Weighted average exchange rate 31 Dec 07	Amount (payable)/receivable 31 Dec 08 million	31 Dec 08 million	31 Dec 07 million	31 Dec 07 million
Contracts to receive A$ and pay US$						
31 December 2007	–	0.7029	–	–	A$5,667.5	US$(3,983.5)
31 December 2008	**0.6973**	0.6973	**A$5,668.0**	**US$(3,952.5)**	A$5,668.0	US$(3,952.5)
31 December 2009	**0.6977**	0.6977	**A$4,805.2**	**US$(3,352.5)**	A$4,805.2	US$(3,352.5)
31 December 2010	**0.6945**	0.6945	**A$4,215.1**	**US$(2,927.5)**	A$4,215.1	US$(2,927.5)
31 December 2011	**0.7199**	0.7199	**A$3,190.7**	**US$(2,297.0)**	A$3,190.7	US$(2,297.0)
31 December 2012	**0.7199**	0.7199	**A$2,225.2**	**US$(1,602.0)**	A$2,225.2	US$(1,602.0)
31 December 2013	**0.7181**	0.7181	**A$1,160.0**	**US$(833.0)**	A$1,160.0	US$(833.0)

At 31 December 2008 none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2008 was $431.0 million (31 December 2007: gain of $739.8 million). At 31 December 2008 the aggregate fair value is a receivable of $308.8 million (31 December 2007: $739.8 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in a gain to the income statement of $22.2 million (31 December 2007: $38.3 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $25.6 million (31 December 2007: $42.9 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 37 CREDIT AND LIQUIDITY RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group, after allowing for appropriate set offs which are legally enforceable. A maximum credit limit is allocated to each counterparty based on its credit rating. The counterparty credit risk associated with investment instruments is assessed based on its outstanding face value.

At 31 December 2008, the aggregate credit risk in respect of derivative financial instruments is $1,794.5 million (31 December 2007: $1,579.1 million). In accordance with the Group policy, credit risk is spread among a number of creditworthy counterparties within specified limits. The Group had 33% of its aggregate credit risk spread over three counterparties each with an S&P long term rating of A+ or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher.

The Group undertakes active liquidity and funding risk management to enable it to have sufficient funds available to meet its financial obligations as and when they fall due, working capital and expected committed capital expenditure requirements. The Group prepares and monitors rolling forecasts of liquidity requirements on the basis of expected cash flow.

Interest bearing liabilities, and funding facilities and their maturity profiles, are set out in Note 19.

NOTE 38 FINANCIAL COVENANTS

The Group is required to comply with certain financial covenants in respect of its borrowing facilities and bond offerings. The major financial covenants are summarised as follows:

a) Leverage ratio (net debt to net assets)
   - less than 65%

b) Secured debt ratio (secured debt to total assets)
   - less than 45%

c) Interest cover ratio (EBITDA to gross interest expense excluding gains or losses from mark to market)
   - greater than 1.5 times

d) Unencumbered leverage ratio (unencumbered assets to unsecured debt)
   - greater than 125% (and greater than 150% on certain facilities)

At 31 December 2008 and 2007, the Group was in compliance with all the above financial covenants.

NOTE 39 FINANCIAL RISK – PARENT COMPANY

The Parent Company's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, and investments in subsidiaries.

As a member of the Group, the Parent Company is covered under the same policies and procedures outlined above. Refer to Note 34 for the management of the Group's key financial risks.

The Parent Company does not deal in derivative financial instruments. All the risk management activities are undertaken by controlled entities.

The Parent Company is exposed to interest and foreign exchange risk on intercompany loans and investment in subsidiaries.

The intercompany loans payable and receivable in the parent company are payable and receivable on demand.

(i) Intercompany loans payable and receivable

Where the Parent Company undertakes a borrowing in a foreign currency, the foreign exchange risk is mitigated by the Parent Company entering into an equal and opposite deal with a controlled entity. Hence the foreign exchange and interest exposure in the original transaction is substantially mitigated.

At 31 December 2008 the foreign currency loans are ineffective hedges for accounting purposes and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2008 was $3.3 million (31 December 2007: $3.6 million).

At 31 December 2008 the net currency exposure on these loans is a receivable of £16.5 million (31 December 2007: £16.2 million). An increment of 3 pence in the market rate for £ (0.4775 to 0.5075) would result in a loss to the income statement of $2.0 million (31 December 2007: $2.4 million). A decrement of 3 pence in the market rate for £ would result in a gain to the income statement of $2.3 million (31 December 2007: $2.7 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(ii) Investments in subsidiaries

Investments in subsidiaries denominated in foreign currency and subsidiaries which are involved in hedging activities are carried at the lower of cost or recoverable amount. Any decrements are recorded directly in the income statement.

The Parent Company is exposed to foreign exchange translation risk on its investments in subsidiaries which are denominated in foreign currencies, when assessing recoverable amount. The Parent Company does not specifically hedge these items in its own financial statements, these activities are carried out on a Group basis in accordance with the policies outlined above.

NOTE 40 INTEREST BEARING LIABILITIES, INTEREST AND DERIVATIVE CASH FLOW MATURITY PROFILE

Maturity profile of the principal amounts of current and non current interest bearing liabilities (refer Note 19) together with the aggregate future estimated interest thereon, and the estimated impact of contracted interest and currency derivative cash flows is set out below:

	Consolidated		Parent Company	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Due within one year	**1,514.1**	1,265.0	**572.6**	585.2
Due between one and five years	**14,504.6**	7,837.7	**–**	–
Due after five years	**10,362.8**	8,293.1	**–**	–
	26,381.5	17,395.8	**572.6**	585.2

NOTE 41 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value		Carrying amount	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Consolidated assets				
Cash	**311.0**	344.2	**311.0**	344.2
Trade receivables (i)	**50.9**	61.8	**50.9**	61.8
Derivative assets	**1,794.5**	1,432.5	**1,794.5**	1,432.5
Consolidated liabilities				
Payables (i)	**2,540.1**	1,972.0	**2,540.1**	1,972.0
Interest bearing liabilities				
– Fixed rate debt	**11,615.4**	10,884.6	**14,055.6**	11,181.2
– Floating rate debt	**6,922.5**	3,285.0	**6,933.4**	3,285.0
Other financial liabilities	**1,857.8**	2,772.0	**1,857.8**	2,772.0
Derivative liabilities	**2,853.9**	887.6	**2,853.9**	887.6
Parent Company assets				
Receivables	**3,278.4**	3,378.6	**3,278.4**	3,378.6
Parent Company liabilities				
Payables (i)	**2,274.9**	2,221.7	**2,274.9**	2,221.7
Interest bearing liabilities	**572.6**	585.2	**572.6**	585.2

(i) These financial assets and liabilities are not subject to interest rate risk.

(ii) The carrying value of equity accounted financial assets and liabilities exceeded the net fair value amount by $16.3 million (31 December 2007: $44.3 million).

NOTE 42 AUDITOR'S REMUNERATION

	Consolidated		Parent Company	
	31 Dec 08 $000	31 Dec 07 $000	**31 Dec 08 $000**	31 Dec 07 $000
Amounts received or due and receivable by the auditors of the Parent Company and any other entity in the Group for:				
– Audit or review of the financial reports	**5,939**	5,590	**150**	146
– Assurance and compliance services	**543**	265	**–**	–
– Technical accounting advice and services	**97**	125	**–**	–
	6,579	5,980	**150**	146
Amounts received or due and receivable by Affiliates of the auditors of the Parent Company for:				
– Audit or review of the financial reports	**5,412**	5,541	**–**	–
– Taxation advice and compliance	**304**	568	**–**	–
– Technical accounting advice and services	**19**	–	**–**	–
	5,735	6,109	**–**	–
	12,314	12,089	**150**	146

NOTE 43 SUPERANNUATION COMMITMENTS

The Group sponsors accumulation style superannuation funds and plans to provide retirement benefits to its employees. There are no unfunded liabilities in respect of these superannuation funds and plans. The Group does not sponsor defined benefits style superannuation funds and plans.

NOTE 44 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this Note unless disclosed elsewhere in this financial report.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity
Refer to the Remuneration Report in the Directors' Report for details of Key Management Personnel.

Other Related Parties
LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Steven Lowy and Mr Peter Lowy.

The Lowy Institute for International Policy is considered to be a related party of the Group. This is due to this entity being under the control or significant influence of certain Directors of the Group, being either Mr Frank Lowy, Mr Steven Lowy or Mr Peter Lowy.

(ii) Parent

Subsidiaries
Details of Parent Company interests in subsidiaries are disclosed in Note 46.

Key Management Personnel of the entity
Refer to the Remuneration Report in the Directors' Report for details of Key Management Personnel.

Other Related Parties
The related parties noted under the consolidated description above are also related parties of the Parent Company.

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity
Refer to the Remuneration Report in the Directors' Report for remuneration of Key Management Personnel.

The Group owns two aircraft for business use by its executives. One is located in Australia and the other is located in the United States. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and these Directors totalled $71,876 (31 December 2007: $829,906) during the period, and were payable on seven day terms.

Other Related Parties
The Group and LFG have entered into arrangements regarding the Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are as follows:

- The Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Group incurred costs amounting to $1,655,046 (31 December 2007: $1,125,811) in relation to the use of these aircraft. Amounts charged are payable on 30 day terms.
- The Group has aircraft operation, maintenance, crew sharing, and hangar facility agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Group charged LFG $395,226 (31 December 2007: $540,117) in relation to the provision of aircrew, maintenance and hangar facility to LFG, which were payable on seven day terms. Also during the period, the Group was charged $284,747 (31 December 2007: $389,104) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

LFG currently subleases premises from the Group. During the period $317,005 (31 December 2007: $299,356) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Group paid amounts totalling $18,134 (31 December 2007: $29,885) for rental accommodation owned by LFG.

During the period the Group charged LFG $141,300 (31 December 2007: $99,936) for service costs in relation to the provision of communication services.

During the period the Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

At year end the following amounts were recorded in the Group's balance sheet as receivable with the following related parties:

Nature	Type	**2008**	2007
Owing from LFG	Current receivable	**nil**	$1,509

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

(ii) Parent

Subsidiaries
Investments held in subsidiaries are disclosed in Note 46.

Included in the operating result of the Parent Company is dividend income of nil (31 December 2007: $13.0 million) received from subsidiary companies.

Included in the operating result of the Parent Company is management fee expenses of $3.5 million (31 December 2007: $4.3 million) payable to subsidiary companies.

Included in the operating result is a net interest income of $0.5 million (31 December 2007: $4.7 million) relating to loans with subsidiaries.

Included in the operating result is a net foreign currency loss of $0.7 million (31 December 2007: $3.6 million) relating to foreign currency loans with subsidiaries.

Key Management Personnel of the entity
Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties
Details of transactions with Other Related Parties are disclosed in part b(i) above.

82-35029

NOTE 45 OPTION AND SHAREHOLDINGS OF KEY MANAGEMENT PERSONNEL

(a) Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

(b) Shareholdings of Key Management Personnel

Stapled securities held in the Group (number)	Balance at 1 Jan 2008	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2008
F P Lowy AC, D H Lowy AM, P S Lowy, S M Lowy (1)	179,598,368			18	179,598,386
R L Furman	–			50,000	50,000
P H Goldsmith QC PC (2)	–			–	–
D M Gonski AC	320,439			–	320,439
F G Hilmer AO	238,512			–	238,512
S P Johns	1,536,435			14,049	1,550,484
J McFarlane (3)	–			–	–
J Sloan (3)	–			1,000	1,000
G H Weiss	21,739			–	21,739
D R Wills AO (4)	20,000			–	20,000
C M Zampatti AM	338,922			2,656	341,578
P K Allen	171,295			(74,698)	96,597
M J Gutman	100,950			(50,000)	50,950
R Jordan	773,119			(75,000)	698,119
J M Widdup	5,000			–	5,000
Total	**183,124,779**	**–**	**–**	**(131,975)**	**182,992,804**

(1) The aggregate interest of the Lowy Directors includes family holdings and interests held by Westfield Officers Superannuation Fund (formerly known as Westfield Superannuation C Fund) and Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

(2) Lord Goldsmith was appointed to the Board on 28 August 2008.

(3) Mr McFarlane and Professor Sloan were appointed to the Board on 26 February 2008.

(4) Mr Wills retired from the Board on 23 May 2008. This represents Mr Wills' holding of WDC stapled securities at the date of his retirement.

(c) Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with Key Management Personnel are included in Note 44.

(ii) During the financial year, transactions occurred between the Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends / distributions by the Group in respect of stapled securities held in the Group.

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA						
Parent Company						
Westfield Holdings Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Consolidated Controlled Entities						
Adurant Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Alphen Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Amondi Pty Limited	**100.0**	**100.0**	**100.0**	–	–	–
Annsa Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Bobian Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Bondi Junction Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Bradford Trust	**15.0**	**100.0**	**100.0**	–	–	–
Cairns Investment Trust – Shares	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Cairns Investment Trust – Units	**–**	**100.0**	**100.0**	–	100.0	100.0
Carindale Property Trust	**–**	**50.0**	**100.0**	–	50.0	100.0
Cavemont Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Croissy Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Descon Invest Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Fidele Pty Limited	**100.0**	**100.0**	**100.0**	–	–	–
Fidele Trust	**–**	**100.0**	**100.0**	–	–	–
Fountain Gate Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Gaural Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Greissen Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Lourens Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Lycus Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Marchet Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Market Street Investment Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Market Street Property Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Market Street Special Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
MH (No 1) Trust	**15.0**	**100.0**	**100.0**	–	–	–
MH (No 2) Trust	**15.0**	**100.0**	**100.0**	–	–	–
Nauthiz Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Orta Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Parliv Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Regional Shopping Centre Nominees Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Risemond Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Samel Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Stonehenge Pty Limited	**–**	**50.0**	**50.0**	–	50.0	50.0
Stratford City (No 1) Trust	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City (No 2) Trust	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City (No 3) Trust	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City (No 4) Trust	**15.0**	**100.0**	**100.0**	–	–	–
Titania Services Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Variscite Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
VIC Shopping Centre Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
W.D. Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
WASCF Alliances Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WCSCF Management Trust	**15.0**	**100.0**	**100.0**	–	–	–
WestArt Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield (Parramatta) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Alliances (NZ) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Alliances Carindale Pty Limited	**85.0**	**100.0**	**100.0**	85.0	100.0	100.0
Westfield Alliances Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield America Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield America Trust	**4.1**	**100.0**	**100.0**	4.1	100.0	100.0
Westfield American Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Bradford Pty Limited	**100.0**	**100.0**	**100.0**	–	–	–
Westfield C Fund Pty Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Westfield Capital Assets Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Capital Corporation Finance Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Capital Corporation Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Capital Financial Services Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Carindale Management Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Chatswood Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Custodian Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield Design and Construction Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Developments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield European Investments Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Executive Option Plan Trust	**–**	**–**	**100.0**	–	–	100.0
Westfield Finance (Aust) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Funds Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Gift Cards No.2 Pty Limited	**100.0**	**100.0**	**100.0**	–	–	–
Westfield Gift Cards Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Internet Shoppingtown Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Morley Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield No. 1 Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield No. 4 Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Nominees Pty Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Westfield Northgate Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Projects (Australia) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Promotion Fund Management Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield QLD No 1 Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield QLD No 2 Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Queensland Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield R.S.C.F. Management Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Services Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Services Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co. (A.C.T.) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co. (Qld.) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co. (S.A.) Pty Ltd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co. (Vic.) Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co. Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtown Carousel Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtown Property Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust C	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust D	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust E	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust F	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust G	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust H	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust I	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust J	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub Trust K	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Sub-trust No.2	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield Tuggerah Trust	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield U.S. Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WestNM Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WestUS Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WestUS Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WFA Finance (Aust) Pty Limited	**4.1**	**100.0**	**100.0**	4.1	100.0	100.0
White City Investments Trust	**15.0**	**100.0**	**100.0**	–	–	–
Woodfield Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WRS Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WSF Fund Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WT Finance (Aust) Pty Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Zed Investments Pty Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 08 – Interest Beneficial[(i)] Parent Company %	31 Dec 08 – Interest Beneficial[(i)] Westfield Group %	31 Dec 08 – Interest Consolidated or Equity accounted %	31 Dec 07 – Interest Beneficial[(i)] Parent Company %	31 Dec 07 – Interest Beneficial[(i)] Westfield Group %	31 Dec 07 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)						
Proportionately Consolidated Joint Ventures						
Westfield Airport West	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Bay City	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Belconnen	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Carindale	–	**25.0**	**50.0**	–	25.0	50.0
Westfield Casey	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Helensvale	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Hurstville	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Liverpool	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Marion	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Miranda	–	**50.0**	**50.0**	–	50.0	50.0
Westfield North Lakes	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Parramatta	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Penrith	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Plenty Valley	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Westlakes	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Whitford City	–	**50.0**	**50.0**	–	50.0	50.0
Westfield Woden	–	**50.0**	**50.0**	–	50.0	50.0
Equity Accounted Entities						
AMP Wholesale Shopping Centre Trust No.2	–	**10.0**	**10.0**	–	10.0	10.0
Cairns Central Ltd	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
CMS General Trust	–	**50.0**	**50.0**	–	50.0	50.0
CMS Property Trust	–	**50.0**	**50.0**	–	50.0	50.0
KSC Trust	–	**33.3**	**33.3**	–	25.0	25.0
Mt Druitt Shopping Centre Trust	–	**50.0**	**50.0**	–	50.0	50.0
SA Shopping Centre Trust	–	**50.0**	**50.0**	–	50.0	50.0
Southland Trust	–	**50.0**	**50.0**	–	50.0	50.0
Tea Tree Plaza Trust	–	**50.0**	**50.0**	–	50.0	50.0
ENTITIES INCORPORATED IN IRELAND						
Consolidated Controlled Entities						
Belfast WCSCF Finance Limited	**66.7**	**66.7**	**66.7**	100.0	100.0	100.0
Derby WCSCF Finance Limited	**66.7**	**66.7**	**66.7**	100.0	100.0	100.0
Guildford Finance Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Merry Hill WCSCF Finance Limited	**66.7**	**66.7**	**66.7**	100.0	100.0	100.0
Tunbridge Wells WCSCF Finance Limited	**66.7**	**66.7**	**66.7**	50.0	50.0	50.0
Westfield Europe Finance (No.2) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Europe Finance PLC	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
ENTITIES INCORPORATED IN JERSEY						
Consolidated Controlled Entities						
Aldeburgh Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.1 General Partner Limited	**25.5**	**50.0**	**50.0**	51.0	100.0	50.0
Sprucefield No.1 Limited Partnership	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.1 Nominee Limited	–	–	–	51.0	100.0	100.0
Sprucefield No.2 General Partner Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.2 Limited Partnership	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Sprucefield No.2 Nominee Limited	–	–	–	51.0	100.0	100.0
Sprucefield Unit Trust	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
The Westfield Jersey Unit Trust	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
UK Shopping Centres Trustee (No.1) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
UK Shopping Centres Trustee (No.2) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management Jersey (Nominee) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Management Jersey Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield MH (No.1) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield MH (No.2) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield MH (No.3) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield MH (No.4) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield MH (No.5) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0

82-35029

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 08 – Interest Beneficial[i] Parent Company %	31 Dec 08 – Interest Beneficial[i] Westfield Group %	31 Dec 08 – Interest Consolidated or Equity accounted %	31 Dec 07 – Interest Beneficial[i] Parent Company %	31 Dec 07 – Interest Beneficial[i] Westfield Group %	31 Dec 07 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN JERSEY (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield MH (No.6) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield MH (No.7) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield MH (No.8) Jersey Unit Trust	**24.4**	**66.0**	**66.0**	15.0	100.0	100.0
Westfield UK Acquisitions (Jersey) Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield UK Acquisitions No.2 (Jersey) Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Jersey Unit Trust (No.1)	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
Equity Accounted Entities						
W (No.1) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.1) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.2) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.2) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.3) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.3) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.4) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.4) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.5) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.5) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.6) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.6) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee A) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee B) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee C) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee D) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee E) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
W (No.7) GP (Nominee F) Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
WCSCF CastleCourt Jersey Unit Trust	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
WCSCF Derby Jersey Unit Trust	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
WCSCF Tunbridge Wells Jersey Unit Trust	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
ENTITIES INCORPORATED IN LUXEMBOURG						
Consolidated Controlled Entities						
Darmor SA	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Equity Accounted Entities						
WCSCF Finance Sarl	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
ENTITIES INCORPORATED IN MALAYSIA						
Consolidated Controlled Entities						
Westasia Malls Sdn. Bhd.	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shoppingtowns Corporation Sdn Bhd	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
ENTITIES INCORPORATED IN NEW ZEALAND						
Consolidated Controlled Entities						
Absynnian Holding Limited	**1.0**	**100.0**	**100.0**	1.0	100.0	100.0
Albany Shopping Centre (No 2) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Albany Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Cedarville Properties Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Chartwell Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Copthorne Investments Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Downtown Shopping Centre (No 2) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Downtown Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Glenfield Mall Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Johnsonville Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Kroftfield Properties Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Manukau City Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Petavid Investments Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Queensgate Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Redisville Enterprises Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Riccarton Shopping Centre (1997) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Shore City Centre (1993) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group (No.2) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN NEW ZEALAND (CONTINUED)						
Consolidated Controlled Entities (continued)						
St Lukes Group (No.3) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group Holdings Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Group Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
St Lukes Square (1993) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
The Plaza Pakuranga Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
WestCity Shopping Centre Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
Westfield (New Zealand) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Finance (NZ) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Leasing (NZ) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Properties (New Zealand) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Shopping Centre Management Co (NZ) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Trust (NZ) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
WT Finance (NZ) Limited	**–**	**100.0**	**100.0**	–	100.0	100.0
ENTITIES INCORPORATED IN SINGAPORE						
Consolidated Controlled Entities						
WRMS Pte Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
ENTITIES INCORPORATED IN UNITED KINGDOM						
Consolidated Controlled Entities						
Belfast Business Management Limited	**66.7**	**66.7**	**66.7**	66.7	66.7	66.7
Belfast Investments General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Belfast Investments Limited Partnership	**66.3**	**66.3**	**66.3**	66.3	66.3	66.3
Belfast Investments Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Bradford Shopping Centre (No.1) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Bradford Shopping Centre (No.1) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Bradford Shopping Centre (No.1) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Bradford Shopping Centre (No.1) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Cable Plaza Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Castle & Pedmore Houses Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Crossmane Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Derby Business Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Derby Investments General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Derby Investments Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Derby Investments Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
DGL Acquisitions Limited	**25.5**	**50.0**	**50.0**	25.5	50.0	50.0
Duelguide Finance Limited	**25.5**	**50.0**	**100.0**	25.5	50.0	100.0
Duelguide Holdings Limited	**25.5**	**50.0**	**100.0**	25.5	50.0	100.0
Duelguide Limited	**25.5**	**50.0**	**100.0**	25.5	50.0	100.0
Duelguide Mezzanine Limited	**25.5**	**50.0**	**100.0**	25.5	50.0	100.0
Fox Retail General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Guildford Business Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Guildford Investments General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Guildford Investments Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Guildford Investments Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Merry Hill Management Services Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Merry Hill Services Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Merry Hill Trading Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Nottingham Business Management Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Nottingham Investments General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Nottingham Investments Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Nottingham Investments Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Retail Utilities Solutions Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Developments Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Stratford City Hotels (No.1) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.1) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.1) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.1) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.2) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.2) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.2) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Consolidated Controlled Entities (continued)						
Stratford City Hotels (No.2) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.3) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.3) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.3) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.1) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.1) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.1) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.1) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.2) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.2) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.2) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.2) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.3) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.3) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.3) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.3) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.4) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.4) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.4) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.4) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.5) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.5) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.5) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.5) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.6) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.6) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.6) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.6) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.1) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.1) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.1) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.1) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.2) General Partner Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.2) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.2) Nominee A Limited	**100.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.2) Nominee B Limited	**100.0**	**100.0**	**100.0**	–	–	–
The Sprucefield Centre Limited	**25.5**	**50.0**	**50.0**	25.5	50.0	50.0
The Westfield UK Limited Partnership	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
The White City (Shepherds Bush) Limited Partnership	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Tunbridge Wells Business Management Limited	**66.7**	**66.7**	**66.7**	66.7	66.7	66.7
Tunbridge Wells Investments General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Tunbridge Wells Investments Limited Partnership	**66.3**	**66.3**	**66.3**	66.3	66.3	66.3
Tunbridge Wells Investments Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WCSCF General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WCSCF Management General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
WCSCF Management Limited Partnership	**15.4**	**100.0**	**100.0**	15.4	100.0	100.0
WCSCF Management Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Acquisitions PLC	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Bradford No.2 Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Bradford Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Merry Hill Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Acquistions Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Group Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield MH Holdings Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Investments Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Leaseholds Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Participations Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Phase 1 Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Properties Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield MH Waterfront Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Shoppingtowns Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield UK Finance Limited	**100.0**	**100.0**	**100.0**	–	–	–
Westfield UK General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield UK Operations Limited	**100.0**	**100.0**	**100.0**	–	–	–
Westfield UK Trustee Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield White City GP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City HC Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City LP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City SAGP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield White City SALP Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Westfield Wholesale (Nominee) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
Westfield Wholesale General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City (Shepherds Bush) General Partner Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions (Nominee One) Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions (Nominee Two) Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Acquisitions Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Business Management (No.1) Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City Developments Ltd	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
White City Investments (No.1) General Partner Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City Investments (No.1) Limited Partnership	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
White City Investments (No.1) Nominee A Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City Investments (No.1) Nominee B Limited	**100.0**	**100.0**	**100.0**	100.0	100.0	100.0
White City Shopping Limited	**51.0**	**100.0**	**100.0**	51.0	100.0	100.0
Equity Accounted Entities						
Belfast SLP General Partner Limited	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Belfast SLP Limited Partnership	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Broadmarsh Retail General Partner Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Broadmarsh Retail (Nominee No.1) Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Broadmarsh Retail (Nominee No.2) Limited	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
Derby SLP General Partner Limited	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Derby SLP Limited Partnership	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
MH (No.1) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.1) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.2) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.2) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.3) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.3) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.4) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.4) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.5) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.5) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.6) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.6) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.7) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.7) Limited Partnership	**12.6**	**33.4**	**33.4**	12.6	33.4	33.4
MH (No.8) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.8) Limited Partnership	**12.4**	**33.1**	**33.1**	12.4	33.1	33.1
MH (No.1) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.1) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.2) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.2) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.3) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.3) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.4) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.4) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0

82-35029

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED KINGDOM (CONTINUED)						
Equity Accounted Entities (continued)						
MH (No.5) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.5) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.6) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.6) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.7) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.7) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.8) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
MH (No.8) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Broadmarsh Retail Limited Partnership	**75.0**	**75.0**	**75.0**	75.0	75.0	75.0
The Westfield Core Shopping Centre Fund Limited Partnership	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
WCSCF Business Management Limited	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Wilmslow (No.1) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.1) Limited Partnership	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Wilmslow (No.2) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.2) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.3) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.3) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.3) Nominee A Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No.3) Nominee B Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 4) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 4) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 5) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 5) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Wilmslow (No. 6) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No. 6) Limited Partnership	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Wilmslow (No.7) General Partner Limited	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
The Wilmslow (No.7) Limited Partnership	**50.0**	**50.0**	**50.0**	50.0	50.0	50.0
Tunbridge Wells SLP General Partner Limited	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
Tunbridge Wells SLP Limited Partnership	**33.3**	**33.3**	**33.3**	33.3	33.3	33.3
ENTITIES INCORPORATED IN UNITED STATES						
Consolidated Controlled Entities						
1801 Avenue of the Stars, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
21919 Erwin Street, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
21945 Erwin Street, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Agoura Hills Acquisition, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Anita Associates	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Land II, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Land, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Mall, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Manager, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Parcel, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Annapolis Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Arch Real Estate, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Avenue of the Stars, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Bellweather Properties of Florida (Limited)	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Bradford Shopping Centre (No.1) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Bradford Shopping Centre (No.2) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Bradford Shopping Centre US Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Brandon Land Partners, Ltd	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Brandon Partners, Ltd.	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Brandon Shopping Center Partners, Ltd	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Broward Mall II LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Broward Mall LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Broward Mall MM, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Bunworth Enterprises, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Bunworth Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Capital Mall Company	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Capital Mall GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Capital Mall Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Capital Mall I LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Capital Mall Land, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Capital Shopping Center, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CC Building GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CC Building, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Century City Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Citrus Park Venture, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF Fox Hills, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF LLC	**–**	**–**	**–**	16.4	100.0	100.0
CMF MP North, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF MP South, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF NCF North, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF NCF South, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF PCR, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF PWC, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF Richland, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF Santa Anita, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF UTC North, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF UTC South, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF Wheaton Borrower, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
CMF Wheaton, LLC	**–**	**–**	**–**	16.4	100.0	100.0
CMF, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Connecticut Post Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Crestwood Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Crestwood Plaza MM, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Downtown Plaza, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Eastland Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Eastland Manager, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Eastland Shopping Center LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
EWH Escondido Associates, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Fashion Square, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
FH Financing, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Fox Hills GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Fox Hills Mall, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Fox Valley Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Fox Valley Parcel, LLC	**–**	**–**	**–**	16.4	100.0	100.0
Franklin Park Parcel, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Franklin Residential Parcel, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Global REIT Investments LLC	**15.0**	**100.0**	**100.0**	–	–	–
Great Northern Partnership	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Growth Head GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Guardian Real Estate LLC	**15.0**	**100.0**	**100.0**	–	–	–
Hahn UPI	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Hawthorn Furniture LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Hawthorn Theatre, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Hawthorn, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Head Acquisition, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Horton Land, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Horton Plaza GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Horton Plaza Venture, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Horton Plaza, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
International Property Investments LLC	**15.0**	**100.0**	**100.0**	–	–	–
Louis Joliet Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Louis Joliet Shoppingtown, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
MainPlace Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Meriden Square #2, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Meriden Square #3, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Meriden Square Partnership	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Metreon LLC	**16.4**	**100.0**	**100.0**	–	–	–
MH (No.1) US LP	**15.0**	**100.0**	**100.0**	–	–	–
MH (No.2) US LP	**15.0**	**100.0**	**100.0**	–	–	–

82-35029

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Mid Rivers Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Mid Rivers Land Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Mid Rivers Land MM, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Midway Manager LLC	**–**	**–**	**–**	16.4	100.0	100.0
Mission Valley Center, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Mission Valley Finance, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Mission Valley No.1 LLC	**–**	**–**	**–**	16.4	100.0	100.0
Mission Valley No.2 LLC	**–**	**–**	**–**	16.4	100.0	100.0
Mission Valley Partnership	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Mission Valley Service, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Mission Valley Shoppingtown LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Missouri Residential I LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Montgomery Mall Properties, Inc	**–**	**–**	**–**	16.4	100.0	100.0
North County Fair, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Oakridge Mall GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Oakridge Mall, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Old Orchard License Holdings LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Old Orchard Urban, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Parkway Plaza GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Parkway Plaza, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
PCRGP, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Bonita GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Bonita II, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Bonita IV LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Bonita Parking GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Bonita, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Camino Real, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Camino Real, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza Camino Service, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza West Covina GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Plaza West Covina, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Promenade, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Residential Real Estate I, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Residential Rental and Investments, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Roseville Parcel, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Roseville Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
S.F. Centre Limited Partnership	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
S.F. Centre LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
S.F. Shopping Centre Associates, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Santa Ana Venture	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Santa Anita Fashion Park, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Santa Anita GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Santa Anita Service, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Santa Anita Shoppingtown LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Sarasota Property LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Sarasota Shoppingtown, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Sargent Drive Holding, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Solano Mall, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
South County Center, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
South County Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
South County Post Office, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
South County Properties, Inc	**–**	**–**	**–**	16.4	100.0	100.0
South Shore Mall Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
South Shore Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
South Shore Manager, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Southgate Plaza, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Southlake Indiana LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Southpark Mall LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
SSM Land, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
St. Louis Assets, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Stratford City Hotels (No.1) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Hotels (No.2) LLC	**15.0**	**100.0**	**100.0**	–	–	–

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[i]		**Consolidated**	Beneficial[i]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Stratford City Hotels US Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.1) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices (No.2) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Offices US Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.1) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.2) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No.3) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre (No. 4) LLC	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre US (No.1) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Stratford City Shopping Centre US (No.2) Limited Partnership	**15.0**	**100.0**	**100.0**	–	–	–
Sunrise Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
The Connecticut Post, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Topanga Center, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Topanga Plaza Owner, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Topanga Plaza, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Trumbull Department Stores, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Trumbull Shopping Center # 1, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Trumbull Shopping Center # 2, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
UC Century Genpar, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
UK Shopping Centres (No.1) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UK Shopping Centres (No.2) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UK Shopping Centres (No.3) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UK Shopping Centres (No.4) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
UPI Associates	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Urban Roseville, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Urban Shopping Centers, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Vancouver Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Vancouver Mall II, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Vancouver Mall II, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Vancouver Mall III LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Vancouver Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WALP Service, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WAP HC, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WCI Finance, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WCM (BOS), LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WCMI (Texas), LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WCSCF Management (No.1) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
WCSCF Management (No.2) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
WCSCF Management US LP	**15.0**	**100.0**	**100.0**	–	–	–
WDI Operations LLC (formerly Westfield BTW Sponsor, LLC)	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Belden, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Brandon I GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Brandon II GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Chesterfield, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Chicago Ridge, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Citrus GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Countryside GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Crestwood Plaza, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA CT Houses, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Eastridge GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Eastridge, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Finance, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Fox Valley GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Garden State Plaza GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Gateway, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Great Northern GP II, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Great Northern GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Great Northern Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA GSP, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0

82-35029

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
WEA Hawthorn Shopping Center GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Hawthorn Theatre MM, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Meriden Square No.2, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Meriden Square, Inc	**–**	**–**	**–**	16.4	100.0	100.0
WEA Meriden Square, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA North Bridge, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Northwest Indiana Holdings LLC 1	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA NY Houses, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA NY, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Old Orchard GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Palm Desert, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA San Francisco GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Solano BB, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Southcenter, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Southgate Plaza, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Southlake, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Southpark, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Valley Fair UTC, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA Valley Fair, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA VTC GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
WEA VTC LP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
West County Center, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
West Valley Development, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
West Valley Partnership	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
West Valley, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield 816-818 Mission Street LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield America GP, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield America GP, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield America Investor, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield America M.S., Inc.	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America of Annapolis, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America of Bonita, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America of Meriden Square, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America of Missouri, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America of Vancouver, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America of West Covina, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield America Shopping Centers, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield America, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield America, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Beneficiary 1, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Beneficiary 2, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Beverage, Inc.	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Branding, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Bulletin Building, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Centers, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Century City, LLC	**–**	**–**	**–**	16.4	100.0	100.0
Westfield Concession Management II LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Concession Management, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Development Inc.	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Emporium, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Franklin Park Mall II LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Franklin Park Mall, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Franklin Park Mezz II, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Garden State, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield GEX LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield GEX2 LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Gift Card Management, Inc.	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Growth II, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Growth, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Head, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Independence Mall, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Independence, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		Consolidated	Beneficial[(i)]		Consolidated
Name of entity	Parent Company %	Westfield Group %	or Equity accounted %	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Consolidated Controlled Entities (continued)						
Westfield Louis Joliet, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Management Acquisition, Inc.	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Management Company	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Management, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Metreon, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Mission Valley Corporation	**–**	**–**	**–**	16.4	100.0	100.0
Westfield North Bridge, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Project Management, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Sacramento Acquisition Associates, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield San Francisco I, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield San Francisco, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield SF, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Subsidiary REIT 1, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Subsidiary REIT 2, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Topanga Owner, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield U.S. Holdings, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Urban Preferred, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield Urban, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield USA Centres, Inc.	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
Westfield World Trade Retail, LLC	**16.4**	**100.0**	**100.0**	–	–	–
Westfield WRI, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westfield WTC Holding, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westfield, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westland Mall LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westland Milford Properties, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westland Partners, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Westland Properties, Inc	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westland Realty Beneficiary, Inc.	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westland Shopping Center L.P., A California Limited Partnership	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westland Shopping Center, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Westland South Shore Mall, LP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Wheaton Plaza No.1, LLC	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
Wheaton Plaza Regional Shopping Center, LLP	**16.4**	**100.0**	**100.0**	16.4	100.0	100.0
White City Investments (No.1) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
White City Investments (No.2) LLC	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
White City Investments US LP	**15.0**	**100.0**	**100.0**	–	–	–
WHL (USA), Inc.	**15.0**	**100.0**	**100.0**	15.0	100.0	100.0
WPI Meriden Square, Inc	**–**	**–**	**–**	16.4	100.0	100.0
Equity Accounted Entities						
Abbey Acquisition, LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
Bulletin Building Owner, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Bulletin Building, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Emporium Development, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Emporium Mall, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Fashion Square Service TRS, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
GSP Holdings, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
GSP Service TRS, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
MBM Associates	**0.2**	**1.0**	**1.0**	0.2	1.0	1.0
MerchantWired LLC	**1.6**	**9.7**	**9.7**	1.6	9.7	9.7
Montgomery Mall Borrower, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Mall Condo, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Mall of Maryland, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Mall, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Montgomery Service, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
North Bridge Service TRS, Inc	**5.5**	**33.3**	**33.3**	5.5	33.3	33.3
Northbridge Retail Company, LLC	**5.5**	**33.3**	**33.3**	5.5	33.3	33.3
R A Hotel Partners LP	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
R A Hotel, Inc.	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
R A West, Inc.	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
RNA-NY LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
Rolim Real Estate Investments, Inc.	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3

Notes to the Financial Statements

FOR THE YEAR ENDED 31 DECEMBER 2008

NOTE 46 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest			31 Dec 07 – Interest		
	Beneficial[(i)]		**Consolidated**	Beneficial[(i)]		Consolidated
Name of entity	**Parent Company %**	**Westfield Group %**	**or Equity accounted %**	Parent Company %	Westfield Group %	or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)						
Equity Accounted Entities (continued)						
Rolim West, LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
RoPro TRS, Inc.	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
Sherman Oaks Fashion Associates, LP	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Tri-Party Miscellaneous, LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
Tri-Party Non-856 Assets, LLC	**7.1**	**43.3**	**43.3**	7.1	43.3	43.3
University Towne Center, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
UTC Venture LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
V F Mall, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Valencia Town Center Associates, LP	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Valencia Town Center Venture, G.P., LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Valencia Town Center Venture, LP	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Valley Fair UTC, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
VF/UTC Service, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westfield Paramus 1, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westfield Paramus 2, Inc	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westfield Paramus Holdings 1, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westfield Paramus Holdings 2, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westfield Paramus Holdings 3, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westfield Valencia, LLC	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0
Westland Garden State Plaza, LP	**8.2**	**50.0**	**50.0**	8.2	50.0	50.0

(i) Beneficial interest in underlying controlled and equity accounted entities reflects the Parent Company being Westfield Holdings Limited and its subsidiaries (excluding WT and WAT) and the Westfield Group's ownership interest as determined under International Financial Reporting Standards ("IFRS") excluding certain convertible redeemable preference shares/units and other redeemable preference units which have been accounted for as other financial liabilities in these financial statements.

NOTE 47 SUBSEQUENT EVENTS

Since the end of the year, the Group has raised $2.84 billion (net of underwriting expenses) in a fully underwritten placement of new securities. The Group has issued 276,190,500 new ordinary stapled securities at an issue price of $10.50 per security. The proceeds of the placement have been utilised to repay drawn borrowings under revolving debt facilities.

Directors' Declaration

82-35029

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

(b) in the Directors opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 16 March 2009 in accordance with a resolution of the Board of Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

82-35029

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

INDEPENDENT AUDIT REPORT

Independent auditor's report to the members of Westfield Holdings Limited

We have audited the accompanying financial report of Westfield Holdings Limited which comprises the balance sheet as at 31 December 2008 and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Westfield Holdings Limited is in accordance with the *Corporations Act 2001*, including:
   i giving a true and fair view of the financial position of Westfield Holdings Limited and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and
   ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.
2. the financial report also complies with International Financial Reporting Standards.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 88 to 105 of the directors' report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Westfield Holdings Limited for the year ended 31 December 2008, complies with section 300A of the *Corporations Act 2001*.

Ernst & Young

S J Ferguson
Partner

Sydney, 16 March 2009

The Directors of Westfield Holdings Limited ("Company") submit the following report for the period from 1 January 2008 to 31 December 2008 ("Financial Year").

1. OPERATIONS AND ACTIVITIES

1.1 Review of operations and state of affairs

A review of the operations for the Financial Year of the Company and the other entities required by the accounting standards to be included in the consolidated financial statements (collectively, the "Group") and the results of those operations are contained in the Chairman's and Group Managing Directors' Reviews at pages 2 to 9 of this Annual Report.

The significant changes in the Group's state of affairs during the Financial Year were:

- a US$1.1 billion debt issue in the United States market comprising 10 year fixed rate senior guaranteed notes with a coupon of 7.125%;
- the completion of nine major developments, at an aggregate cost of $5.6 billion (the Group's share $3.8 billion) including:
  - the $3.6 billion flagship Westfield London shopping centre (the Group's share $2.4 billion), in the heart of west London, in October 2008; and
  - the opening of the redeveloped Westfield Doncaster shopping centre in Melbourne, the Group's flagship centre in Victoria, fully leased and ahead of schedule;
- the commencement of the $860 million landmark Sydney City redevelopment, located in Australia's premier retail precinct.

Except as may be stated elsewhere in this Annual Report, the Directors are not aware of any matter or circumstance since 31 December 2008 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or state of affairs of the Group for future financial years.

1.2 Principal activities

The principal activities of the Group during the Financial Year were the ownership, development, design, construction, funds/asset management, leasing and marketing activities undertaken with respect to its global portfolio of retail properties. There were no significant changes in the nature of those activities during the Financial Year.

1.3 Subsequent events

Since the end of the Financial Year, the Westfield Group conducted a $2.9 billion underwritten institutional placement. The purpose of the issue was to raise capital to further strengthen the Westfield Group's balance sheet through the retirement of debt. Further details of the placement are provided in Note 47 in the Notes to the Financial Statements (page 82).

1.4 Future developments, business strategy and prospects

Details of the Group's future developments, business strategy and prospects are outlined in the Chairman's Review and the Group Managing Directors' Review at pages 2 to 9 of this Annual Report.

1.5 Environmental performance

Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and, in particular, to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored. Further information in relation to the Group's philosophy in relation to the environment and the community is set out at pages 10 to 11 of this Annual Report.

2. DIVIDENDS

The following dividends were paid to members during the Financial Year:

The dividend for the six months ended 31 December 2007, paid 29 February 2008:(1)

– 10.00 cents per share final dividend (100% franked at the corporate tax rate of 30%) for all ordinary shares.	$194,219,561

No dividend was declared for the six months ended 30 June 2008.(2)

The following final dividend was declared for payment to members with respect to the Financial Year, paid on 27 February 2009:(3)

– 10.00 cents per share final dividend (60% franked at the corporate tax rate of 30%) for all ordinary shares.	$196,477,104

(1) A distribution of 53.25 cents per ordinary WDC stapled security was paid on 29 February 2008. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

(2) A distribution of 53.25 cents per ordinary WDC stapled security and 35.70 cents per WDCNA stapled security was paid on 29 August 2008. This distribution is an aggregate of a distribution from each of Westfield Trust and Westfield America Trust.

(3) A distribution of 53.25 cents per ordinary WDC stapled security was paid on 27 February 2009. This distribution is an aggregate of a dividend from the Company, and a distribution from each of Westfield Trust and Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the dividend of the Company.

3. DIRECTORS AND SECRETARIES

3.1 Board membership and qualifications

The following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr D H Lowy AM, Professor F G Hilmer AO, Mr R L Furman, Lord P H Goldsmith QC PC, Mr D M Gonski AC, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J McFarlane, Professor J Sloan, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The composition of the Board changed during the Financial Year with the retirement of Mr Dean R Wills AO on 23 May 2008 and the appointments of Mr John McFarlane and Professor Judith Sloan on 26 February 2008 and Lord (Peter) H Goldsmith QC PC on 28 August 2008.

Details of the qualifications, experience and special responsibilities of each of the Company's Directors as at the date of this report are set out on pages 18 to 19 of this Annual Report.

3.2 Directors' relevant interests

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below.

Director	Number of stapled securities
F P Lowy AC D H Lowy AM P S Lowy S M Lowy	179,598,386
R L Furman	50,000
P H Goldsmith QC PC	–
D M Gonski AC	234,701
F G Hilmer AO	205,904
S P Johns	1,512,655
J McFarlane	–
J Sloan	1,000
G H Weiss	21,739
C M Zampatti AM	346,337

Mr Wills retired from the Board on 23 May 2008. On the date of his retirement, Mr Wills held 20,000 ordinary stapled securities in the Westfield Group.

None of the Directors hold options over any issued or unissued stapled securities in the Westfield Group.

None of the Directors are party to or entitled to a benefit under a contract which confers a right to call for, or be delivered, interests or securities in the Group.

None of the Directors hold debentures of the Westfield Group.

 82-35029

3.3 Directors' attendance at meetings

The number of Directors' meetings, including meetings of Committees of the Board of Directors, held during the Financial Year and the number of those meetings attended by each of the Directors of the Company are shown below:

Number of meetings held	
Board of Directors	6
Audit and Compliance Committee	5
Remuneration Committee	3
Nomination Committee	2
Board Risk Management Committee	4

	Board		Audit & Compliance		Remuneration		Nomination		Board Risk Management	
Directors	A	B	A	B	A	B	A	B	A	B
F P Lowy AC	6	6	–	–	–	–	2	2	–	–
D H Lowy AM	6	6	–	–	–	–	–	–	4	3
P S Lowy	6	6	–	–	–	–	–	–	–	–
S M Lowy	6	6	–	–	–	–	–	–	–	–
R L Furman	6	6	–	–	3	3	–	–	–	–
P H Goldsmith QC PC *	2	2	–	–	–	–	–	–	–	–
D M Gonski AC	6	6	5	5	3	3	2	2	–	–
F G Hilmer AO	6	6	5	5	3	3	–	–	–	–
S P Johns	6	6	5	5	–	–	–	–	4	4
J McFarlane **	6	6	–	–	–	–	–	–	–	–
J Sloan **	6	6	–	–	–	–	–	–	–	–
G H Weiss	6	6	–	–	–	–	–	–	4	4
D R Wills AO ***	2	2	–	–	–	–	1	1	–	–
C M Zampatti AM	6	6	–	–	–	–	2	2	–	–

Key: A = Number of meetings eligible to attend
B = Number of meetings attended

* Lord Goldsmith was appointed to the Board on 28 August 2008.

** Mr McFarlane and Professor Sloan were appointed to the Board on 26 February 2008.

*** Mr Wills retired from the Board on 23 May 2008.

3.4 Directors' directorships of other listed companies

The following table sets out the directorships of other listed companies held by the Company's Directors during the three years preceding the end of the Financial Year and up to the date of this report, and the time for which each directorship has been held:

Director	Company	Date appointed	Date resigned
F P Lowy AC	Daily Mail & General Trust plc	14 December 1994	7 February 2007
	Westfield America Management Limited *	20 February 1996	Continuing
	Westfield Management Limited **	16 January 1979	Continuing
D H Lowy AM	Consolidated Media Holdings Limited (1)	31 May 2006	Continuing
	Crown Limited	6 July 2007	Continuing
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited **	13 July 2004	Continuing
P S Lowy	Westfield America Management Limited *	20 February 1996	Continuing
	Westfield Management Limited **	1 May 1986	Continuing
S M Lowy	Westfield America Management Limited *	20 February 1996	Continuing
	Westfield Management Limited **	28 June 1989	Continuing
R L Furman	Westfield America Management Limited *	29 May 2002	Continuing
	Westfield Management Limited **	13 July 2004	Continuing
P H Goldsmith QC PC	Westfield America Management Limited *	28 August 2008	Continuing
	Westfield Management Limited **	28 August 2008	Continuing
D M Gonski AC	ASX Limited (2)	1 June 2007	Continuing
	Australia and New Zealand Banking Group Limited	7 February 2002	30 June 2007
	Coca-Cola Amatil Limited	1 October 1997	Continuing
	Singapore Airlines Limited	9 May 2006	Continuing
	Westfield America Management Limited *	13 July 2004	Continuing
	Westfield Management Limited **	13 July 2004	Continuing
F G Hilmer AO	Westfield America Management Limited *	13 July 2004	Continuing
	Westfield Management Limited **	13 July 2004	Continuing

Director	Company	Date appointed	Date resigned
S P Johns	Brambles Industries Limited	1 August 2004	4 December 2006
	Brambles Industries plc	1 August 2004	4 December 2006
	Brambles Limited	21 August 2006 [3]	Continuing
	Spark Infrastructure Group	8 November 2005 [4]	Continuing
	Westfield America Management Limited*	20 February 1996	Continuing
	Westfield Management Limited**	11 November 1985	Continuing
J McFarlane	Australian & New Zealand Banking Group Limited	1 October 1997	30 September 2007
	Westfield America Management Limited*	26 February 2008	Continuing
	Westfield Management Limited**	26 February 2008	Continuing
J Sloan	Babcock & Brown Communities Limited [5]	30 May 2006	Continuing
	Babcock & Brown Communities Investor Services Limited [6]	30 July 2007	Continuing
	Santos Limited	5 September 1994	Continuing
	Westfield America Management Limited*	26 February 2008	Continuing
	Westfield Management Limited**	26 February 2008	Continuing
G H Weiss	Ariadne Australia Limited	28 November 1989	Continuing
	Australian Wealth Management Limited	5 November 2004 [7]	29 May 2006
	Canberra Investment Corporation Limited	27 September 1995	28 August 2008
	Capral Limited [8]	25 November 2003	6 November 2008
	Guinness Peat Group plc	30 November 1990	Continuing
	Premier Investments Limited	11 March 1994	Continuing
	Tag Pacific Limited	1 October 1988	Continuing
	Tower Australia Group Limited [9]	8 August 2006	8 August 2008
	Tower Limited	27 March 2003	4 October 2007
	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	29 May 2002	Continuing
D R Wills AO	Westfield America Management Limited*	13 July 2004	23 May 2008
	Westfield Management Limited**	13 July 2004	23 May 2008
C M Zampatti AM	Westfield America Management Limited*	13 July 2004	Continuing
	Westfield Management Limited**	13 July 2004	Continuing

(1) Formerly Publishing and Broadcasting Limited.

(2) Formerly Australian Stock Exchange Limited.

(3) While Mr Johns was appointed to the Board on this date, Brambles Limited did not list on the ASX until 27 November 2006.

(4) While Mr Johns was appointed to the Board on this date, Spark Infrastructure Group did not list on the ASX until 16 December 2005.

(5) Formerly Babcock & Brown Communities Group. Now part of the Lend Lease Primelife Group.

(6) Formerly Babcock & Brown Communities Group. Now part of the Lend Lease Primelife Group.

(7) While Dr Weiss was appointed to the Board on this date, Australian Wealth Management Limited did not list on the ASX until 15 February 2005.

(8) Formerly Capral Aluminium Limited.

(9) In November 2006, Tower Limited separated its Australian and New Zealand businesses. Shares in Tower Australia Group Limited commenced trading on the ASX on 21 November 2006.

Notes:

* Westfield America Management Limited, as responsible entity for Westfield America Trust, a managed investment scheme which securities are stapled to units in Westfield Trust and shares in the Company and which trade on the ASX as Westfield Group.

** Westfield Management Limited as responsible entity for a) Westfield Trust, a managed investment scheme which securities are stapled to units in Westfield America Trust and shares in the Company and which trade on the ASX as Westfield Group; and b) Carindale Property Trust, a listed managed investment scheme. Westfield Management Limited became responsible entity of Carindale Property Trust on 21 December 2000.

3.5 Secretaries

As at the date of this report, the Company had the following Secretaries:

Mr Simon J Tuxen

Simon Tuxen joined Westfield in July 2002 as Group General Counsel and Company Secretary. He holds a Bachelor of Laws degree, and has practised as a solicitor and corporate lawyer for over 27 years. Prior to joining Westfield, Mr Tuxen was the General Counsel of BIL International Limited in Singapore, Group Legal Manager of the Jardine Matheson Group in Hong Kong and a partner with Mallesons Stephen Jaques from 1987 to 1993.

Ms Maureen T McGrath

Maureen McGrath joined Westfield in May 2000 and was appointed a Secretary of the Company in July 2002. She holds Bachelor of Jurisprudence and Bachelor of Laws degrees and has practised as a solicitor and corporate lawyer for over 20 years. Ms McGrath was a solicitor and later a senior associate with Mallesons Stephen Jaques for 11 years before joining Westfield in 2000.

4. OPTIONS

Details of the unissued ordinary shares in the Company under options as at the date of this report are provided in Note 23 to the Financial Statements (page 46).

Details of fully paid ordinary shares in the Company which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued shares are provided in Note 22 to the Financial Statements (page 45).

5. INDEMNITIES AND INSURANCE PREMIUMS

Subject to the following, no indemnity was given or insurance premium paid during or since the end of the Financial Year for a person who is or has been an officer or auditor of the Group.

The Company's Constitution provides that a person who is or has been a Director or Secretary or executive officer of the Company may be indemnified out of the property of the Company against liabilities incurred by the person in that capacity and for all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings in which the person becomes involved because of that capacity. The indemnity does not apply to the extent that the Company is forbidden by statute to indemnify the person or the indemnity would, if given, be made void by statute.

The Group has paid premiums for directors' and officers' liability insurance in respect of Directors, Secretaries and executive officers of the Group as permitted by the Corporations Act 2001. The terms of the insurance policy prohibit disclosure of details of the nature of the liabilities covered by, and the amounts of the premiums payable under, that insurance policy.

6. AUDIT

6.1 Audit and Compliance Committee

As at the date of this report, the Company had an Audit and Compliance Committee of the Board of Directors.

6.2 Non-audit services and auditor independence

Details of the amount paid to the auditor, which includes amounts paid for non-audit services, are set out in Note 42 to the Financial Statements (page 66). The Board is satisfied that the provision of non-audit services by the auditor during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Furthermore, the provision of non-audit services by the auditor during the year did not compromise the independence requirements under the Corporations Act 2001 because:

- the Group's Charter of Non-Audit Services (formerly the Charter of Audit Independence) sets out the categories of non-audit services that the auditor may or may not undertake. Those categories of permitted services remain subject to the overriding principle that a non-audit service may not be provided in circumstances where it would be detrimental to the actual or perceived independence of the statutory auditor;
- the Charter of Non-Audit Services provides a mechanism by which approval for non-audit services proposed to be performed by the auditor is required to be given prior to the provision of such non-audit services, providing an appropriate review point for independence issues prior to engagement;
- under the Charter of Non-Audit Services, the auditor is required to report at least twice each year as to its compliance with the terms of the Charter and, in all instances, confirm the position that the independence of Ernst & Young as statutory auditor has been maintained;
- the auditor has provided an Auditor's Independence Declaration to the Board declaring that there has been no contravention of the auditor independence requirements of the Corporations Act 2001 or of any applicable code of professional conduct and that the Charter of Non-Audit Services has been complied with.

6.3 Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

ERNST & YOUNG

Auditor's Independence Declaration

The Auditor's Independence Declaration to be included in the Directors' Report will be as follows:

Auditor's Independence Declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act 2001* or any applicable code of professional conduct.

Ernst & Young

S J Ferguson
Partner

Sydney, 16 March 2009

Liability limited by a scheme approved under Professional Standards Legislation.

7. REMUNERATION REPORT

7.1 Remuneration Committee

7.1.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its Charter, a copy of which is available on the Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Group's succession planning policies;
- reviewing policy for participation by senior executives in equity linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each equity linked plan; and
- administering the equity linked plans as required in accordance with the rules of the plans.

7.1.2 Membership and meetings

The current members of the Remuneration Committee are:

Name	Position held	Status
Frederick G Hilmer AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski AC	Member	Independent Director

The Committee met three times in the Financial Year. All members of the Committee attended all meetings.

7.2 Remuneration of Non-Executive Directors

7.2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by members), acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board, work towards creating sustainable value for members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in non-executive director remuneration. In arriving at recommendations, the advisers consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Non-Executive Directors.

The Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this report and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Group's incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $2.5 million. That amount was approved by members at the Annual General Meeting of the Company held on 23 May 2008.

The fees paid to the Non-Executive Directors in the Financial Year are set out in section 7.2.2. For 2009, on the recommendation of the Remuneration Committee, the Board has determined that Non-Executive Directors remuneration will not be increased. This also applies to the Deputy Chairman's loading and all committee fees.

7.2.2 Remuneration of Non-Executive Directors

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Year	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
D H Lowy AM	**2008**	**175,000**	**30,000**	**–**	**24,000**	**–**	**–**	**–**	**229,000**
	2007	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	**2008**	**175,000**	**–**	**–**	**–**	**–**	**12,000**	**–**	**187,000**
	2007	150,000	–	–	–	–	12,000	–	162,000
P H Goldsmith QC PC [1]	**2008**	**60,051**	**–**	**–**	**–**	**–**	**–**	**–**	**60,051**
	2007	–	–	–	–	–	–	–	–
D M Gonski AC	**2008**	**175,000**	**–**	**20,000**	**–**	**6,000**	**12,000**	**–**	**213,000**
	2007	150,000	–	20,000	–	6,000	12,000	–	188,000
F G Hilmer AO	**2008**	**175,000**	**–**	**30,000**	**–**	**–**	**18,000**	**–**	**223,000**
	2007	150,000	9,144	30,000	–	–	18,000	–	207,144
S P Johns	**2008**	**175,000**	**–**	**20,000**	**18,000**	**–**	**–**	**420,000** [2]	**633,000**
	2007	150,000	–	20,000	18,000	–	–	420,000	608,000
J McFarlane [3]	**2008**	**148,077**	**–**	**–**	**–**	**–**	**–**	**–**	**148,077**
	2007	–	–	–	–	–	–	–	–
J Sloan [4]	**2008**	**148,077**	**–**	**–**	**–**	**–**	**–**	**–**	**148,077**
	2007	–	–	–	–	–	–	–	–
G H Weiss	**2008**	**175,000**	**–**	**–**	**18,000**	**–**	**–**	**–**	**193,000**
	2007	150,000	–	–	18,000	–	–	–	168,000
C M Zampatti AM	**2008**	**175,000**	**–**	**–**	**–**	**6,000**	**–**	**–**	**181,000**
	2007	150,000	–	–	–	6,000	–	–	156,000

(1) Lord (Peter) Goldsmith joined the Board on 28 August 2008.

(2) Following his retirement as an Executive Director in October 2003, Mr Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues. These consultancy arrangements expired with effect from 31 December 2008.

(3) Mr McFarlane joined the Board on 26 February 2008. Accordingly, there are no comparative figures for 2007.

(4) Professor Sloan joined the Board on 26 February 2008. Accordingly, there are no comparative figures for 2007.

The table below sets out the remuneration for the Non-Executive Directors who retired during the Financial Year or 2007.

Name	Year	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
J Studdy [1]	**2008**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2007	50,687	–	6,758	–	–	–	–	57,445
F Vincent [2]	**2008**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2007	50,687	–	–	–	–	–	–	50,687
D R Wills AO [3]	**2008**	**69,231**	**–**	**–**	**–**	**2,373**	**–**	**–**	**71,604**
	2007	150,000	–	–	–	6,000	–	–	156,000

(1) Mr Studdy retired from the Board on 2 May 2007. Although no fees were paid during the Financial Year, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Studdy.

(2) Mr Vincent retired from the Board on 2 May 2007. Although no fees were paid during the Financial Year, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Vincent.

(3) Mr Wills retired from the Board on 23 May 2008. The amounts paid are for the period 1 January 2008 to 23 May 2008.

7.2.3 Other entitlements

Short term employee benefits

Cash salary and fees paid to the Non-Executive Directors are disclosed in the table in section 7.2.2.

Non-Executive Directors are not entitled to:

- short-term compensated absences;
- short-term cash profit sharing or other cash or performance related bonuses; or
- non-monetary or other short-term employee benefits.

Post-employment benefits

Non-Executive Directors are not entitled to:

- superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
- any other post-employment benefit.

Other long-term employee benefits

Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits

Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments

Non-Executive Directors do not participate in the Westfield Group's equity linked incentive plans and are not entitled to share based compensation.

7.2.4 Board changes

Mr Dean Wills retired as a Director on 23 May 2008.

Professor Judith Sloan and Mr John McFarlane joined the Board on 26 February 2008. They were elected by members at the Annual General Meeting held on 23 May 2008.

Lord (Peter) Goldsmith QC PC joined the Board on 28 August 2008. A biography for Lord Goldsmith is included in the section on the Board of Directors in this Annual Report. In accordance with the constitution of the Company, Lord Goldsmith will seek election as a Director at the Annual General Meeting of the Company to be held on 6 May 2009.

As announced recently to the ASX, Ms Carla Zampatti has advised the Board that, as a Director who is required to retire by rotation at the Annual General Meeting in 2009, she does not intend to stand for re-election at that meeting.

The Board has endorsed the candidacy of Mr Brian Schwartz AM as a Non-Executive Director. Mr Schwartz will seek election as a Director at the Annual General Meeting of the Company to be held on 6 May 2009. Full details regarding the candidacy of Mr Schwartz are included in the Notice of Meeting for the Annual General Meeting.

7.3 Remuneration of the senior executive team

7.3.1 Policy and environment

The Charter for the Remuneration Committee, as adopted by the Board, requires that the Group adopt policies and procedures which:

- properly motivate and reward executives having regard to the overall performance of the Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- enable the Group to attract and retain key executives who will create sustainable value for members and other stakeholders; and
- appropriately align the interests of executives with members.

In implementing its remuneration policies and procedures, the Group seeks to comply with applicable legal requirements and appropriate standards of governance.

The Group's current remuneration structure combines base salary with short term cash incentives and medium to long term equity linked incentives. The Group has sought to ensure that all elements of its executive remuneration remain competitive on a global basis.

In this report, reference to the Group's equity linked incentive plans are to the Executive Deferred Award Plan ("EDA Plan"), the Partnership Incentive Plan ("PIP Plan"), the Executive Performance Rights Plan ("EPR Plan") and the Partnership Incentive Rights Plan ("PIR Plan"), collectively referred to as the Plans.

The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and medium to long term incentives. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

The Group's remuneration practices are regularly benchmarked against its competitors in all markets. This extends beyond salary and short-term performance bonuses to the Group's equity linked incentive schemes which are an important part of the package used by the Group to attract, incentivise and retain executives.

In reviewing the remuneration policies and practices in the Financial Year against the specific remuneration objectives of the Group, the following general observations were made by the Remuneration Committee.

Performance

The senior executive team continued to perform strongly in the Financial Year, particularly having regard to the difficult market conditions which prevailed throughout the year. Westfield's executive management is widely regarded as a dedicated, highly competent and committed team. That reputation is frequently acknowledged by the Group's members as well as market analysts and commentators.

The specific achievements of the Group are discussed in more detail in the Chairman's Review and the Group Managing Directors' Review at pages 2 to 9 of this Annual Report. As noted in the Reviews, the Group achieved its major operating targets for the Financial Year including the full year forecast distribution of $1.065 which was first announced to the market as the Group's target in February 2008.

The size and scope of the Group's business and the philosophy of intensive management of the Group's business mean that the management team faces challenges which demand highly skilled and committed executives.

These executives must also be capable of supporting, and transferring skills to, the Group's business in various locations around the world. In recent years, the continued expansion of the Group's business has placed additional pressure on the Group's human resources. Executives from Australia/New Zealand and the United States have been relocated to other countries to bolster resources and to ensure that there is an appropriate transfer of operating culture and knowledge from the more established countries in which the Group operates. This process continued during the Financial Year.

Retention

The Committee regards the ability of the Group to achieve continuity within the executive team as a significant continuing objective. Given the size, geographic spread and complexity of the Group's business, that continuity is considered to be vital to the continued success of the business.

In the Financial Year, for the first time in a number of years, there was an easing in the global demand and competition for skilled executives in most areas of the Group's business. As a consequence, the pressure to increase remuneration (including the grant of "retention awards" under the equity linked incentive plans) in order to retain our executive team has eased due to declining global demand in a wide range of job types. This significant change in the commercial environment is reflected in a number of the specific remuneration policies for 2008/2009 which are discussed in section 7.3.2.

Alignment

As noted above, it is the objective of the Group to appropriately align executive remuneration with the interests of members.

That alignment is achieved in a number of ways including:

- through the application of appropriate performance criteria in the short term variable bonus system; and
- through the participation by the executive team in the Group's equity linked incentive plans.

Broadly, as executives gain seniority in the Group, the balance of the mix between salary, short term variable bonus and participation in equity linked incentives moves to a higher proportion of variable cash remuneration (as opposed to fixed salary) and equity linked rewards (rather than cash payments). These elements of executive remuneration are considered to be "at risk" as they are dependent on the performance of the relevant executive and/or the performance of the Group.

As explained in detail in section 7.4.2, the Group's short term variable bonus scheme rewards executives for performance against financial and non financial objectives which are considered to be in the interests of the Group and its members.

As regards the Group's equity linked incentive plans, the alignment of interests with members is created in a number of ways:

(a) in the case of the PIP and PIR Plans, being the plans in which the most senior executives in the Group participate, through the performance hurdles which are established for each Qualifying Year (see section 7.3.3) and which focus on the fundamentals of the Group's business and on the performance of the executive team in meeting the operational, development and corporate targets set by the Board. The Board is of the view that if the management team maintains its focus on these fundamentals, members will be rewarded, over time, by superior performance (see section 7.3.3);

(b) through the three to five year vesting periods which are imposed under the Group's Plans (see section 7.4.3). By requiring executives to serve lengthy periods with the Group in order to achieve vesting, the Group is better able to achieve its retention objectives. Consequently, the practice of paying disproportionate cash bonuses for achieving short term objectives (with questionable long term benefits) is avoided; and

(c) the value of awards made to executives under each of the Group's equity linked plans mirrors, in all respects, the performance of the Group's securities on the ASX. As a consequence of the declining equity markets which have impacted property securities globally (including the Westfield Group), the value of unvested awards which will be received by executives participating in the Plans has reduced significantly. By way of example, the reduction in total remuneration of our senior executive team as a consequence of security price movements in 2008 is evident from the remuneration summaries for the Specified Executives as set out in section 7.7.2.

7.3.2 Specific remuneration policies for 2008/2009

Having regard to the current remuneration environment, the Remuneration Committee and the Board have set the following policies in relation to the remuneration of the Board and the senior executive team in 2008/09:

- there has been no increase in the fees payable to Non-Executive Directors in 2009;
- with two exceptions arising as a consequence of promotions, there have been no base salary increases for the senior executive team in 2009;
- the aggregate increase for other executives and staff for 2009 has been capped at 4% per annum (to reflect increases in the cost of living);
- other than the exceptions noted above, the total target remuneration (including short term bonuses and equity linked incentives) for the senior executive team in 2009 has been capped at the same level as 2008. Of course, the actual remuneration to be paid in respect of the 2009 financial year will be determined at the end of the year following a full review of the performance of the Group; and
- in almost all cases for the senior executive team, the short term variable bonuses paid to executives for 2008 were at, or below, the same level as were paid in 2007.

7.3.3 Review of equity linked incentive plans for 2008

In 2004, the Group introduced two new equity linked incentive plans – the EDA and the PIP Plans. Following changes to Australian tax laws in 2007, during the Financial Year, the Group introduced two new performance rights plans which function in the same manner as the EDA and PIP Plans except that entitlements are satisfied by the issue or transfer of a Westfield Group security to the plan participants (as opposed to payment of a cash amount). The operation of each of these plans is described in greater detail in section 7.4.3.

Awards made under the EDA Plan are generally in the nature of a deferral (for a period of three years) of a part of the remuneration payable to an executive in respect of the performance of that executive in a financial year.

Equally, the PIP Plan (see section 7.4.3) is intended to reward strong performance by the executive team (measured against performance hurdles set in respect of the year in which the hurdles apply, known as the Qualifying Year) and to provide an incentive for executives to remain with the Group over the subsequent vesting period of four years.

2008 Qualifying Year

The hurdles for the 2008 Qualifying Year were based on the Group:

(a) achieving growth in Operational segment earnings (on a constant currency basis) as reported by the Group (this hurdle had a 75% weighting); and

(b) achieving a targeted level of development project starts (this hurdle had a 25% weighting).

The hurdle relating to Operational segment earnings was achieved in full in 2008. In view of the adverse conditions which prevailed globally for much of the Financial Year and the significant impact which those conditions had on the property industry generally, the Board was extremely pleased that the Group was able to meet its forecasts (as announced to the market in February 2008) for both Operational segment earnings and distributions for the Financial Year.

In the case of the hurdle relating to achievement of a targeted level of development starts, the Board agreed to exercise its discretion to allow full vesting of the awards despite the fact that the target set by the Board in January 2008 was missed by a small margin. As noted in the 2007 Remuneration Report, the Board retained the discretion to allow full vesting against this hurdle where the hurdle is not satisfied in any year due to circumstances which do not constitute unsatisfactory management performance. In reaching the decision to permit full vesting, the Board took into account a number of factors. Most importantly, the Board recognised that its own strategic capital management decisions, rather than the decisions or actions of management, resulted in the deferral of commencement of certain developments (which were otherwise ready to commence) until economic conditions improve. These decisions, which were considered by the Board to be prudent and necessary in view of the deteriorating global economic environment, resulted in the hurdle not being achieved in full in the Financial Year.

As a consequence, 100% of the potential awards which were eligible for issue under the PIP Plan in respect of the 2008 Qualifying Year, have been issued to participants.

2009 Qualifying Year

In respect of the hurdle(s) to apply to the PIP and PIR Plans for the 2009 Qualifying Year, the Remuneration Committee and the Board have continued to focus on measures which reflect the underlying operating strength of the business.

However, the Board acknowledges the continuing capital constraints which are expected to continue in 2009. In view of those constraints, the Group has indicated in its Financial Year results presentation that in light of prevailing economic conditions, it does not expect to commence any large projects during the remainder of 2009. Rather, the Group's development focus will be on the significant projects already commenced at Stratford City in the United Kingdom and the Sydney City redevelopment in Australia. In view of this, the Board has determined that there will be no performance hurdle relating to development starts during the 2009 Qualifying Year.

Rather, given the challenges presented by difficult global operating conditions, the Board is of the view that the hurdle for the vesting of awards in the 2009 Qualifying Year should be based solely on achieving the Group's targets for Operational segment earnings per security. As in previous years, the Board has set a graduated scale of vesting having regard to performance against targets for Operational segment earnings per security which are referable to the Group's budget (taking into account the $2.9 billion institutional placement) for the 2009 financial year.

This hurdle is the most fundamental measure of the health of the operating business of the Group and is completely aligned with the interests of members. Earnings from the Operational segment are the best measure of the profitability of the core operating business of the Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). Operational segment earnings are reported to the market semi-annually and are the primary source from which distributions are paid to members.

Performance against this hurdle will be measured in a single Qualifying Year. To the extent that awards are granted based on performance in the 2009 Qualifying Year, the only subsequent vesting requirement will be that the executive remains with the Group for a further four years. As noted above, the Committee considers that the structure of annual awards with performance hurdles measured in a single Qualifying Year and vesting over an extended period provides an appropriate balance between providing performance incentive and retention.

It has been the practice of the Board to advise the nature of the current hurdle(s) applicable to the equity linked incentive plans without publishing the precise targets which have been set in any Qualifying Year. The hurdle approved by the Board incorporates a graduated scale of growth in Operational segment earnings. If those earnings are below the minimum level set in the graduated scale, no part of the value of the awards which are contingent on meeting this hurdle will vest. Earnings above the minimal level set in the graduated scale which will result in participants earning between 50% and 100% of the targeted number of awards, depending on the level of Operational segment earnings per security which is achieved.

As in previous years, the Remuneration Committee has considered, and taken advice regarding the implementation of a hurdle based on measurement of total return to shareholders ("TRS") (based on a combination of distributions and capital growth in the price of Westfield Group securities) compared to an identified peer group. The Committee again rejected the use of a TRS based hurdle primarily due to unwillingness on the part of the Board and the Committee to determine entitlement to executive rewards by reference to movements in the price of Westfield Group securities and due to the absence of an appropriate peer group in Australia or internationally to act as a benchmark against which to measure TRS performance. The Group's position on this issue has been elaborated in previous Remuneration Reports.

The philosophy of the Group has been, and remains, that the Group's long term success is a product of sound operating performance and strategic decision making and that the focus of the executive team should remain on the underlying business and not on the price of the Group's securities. The Committee is of the view that if the management team maintains its intensive focus on these fundamentals, members will be rewarded, over time, by superior market performance.

The Remuneration Committee and the Board are satisfied that the proposed hurdle for the 2009 Qualifying Year and the remuneration structure in general are appropriate having regard to the general objectives referred to above.

7.4 Components of Westfield executive remuneration

7.4.1 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and, in the expectation that executives will meet the high standards set by the Westfield Group, the Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and, where relevant, promotion.

7.4.2 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special or project bonus to any member of the senior executive team is at the discretion of the Remuneration Committee.

Cash based incentives for the Executive Chairman, the Group Managing Directors and the Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

7.4.3 Equity linked incentive plans

The Westfield Group has four equity linked incentive plans. The EDA Plan and the PIP Plan which were introduced following the Merger in 2004 to replace the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity linked incentive plans of the Group. In 2008, the Group introduced the EPR Plan and the PIR Plan which are described in more detail below.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby, on maturity, the executive is entitled to receive, for no further consideration, one Westfield Group security for each award. However, as explained below, these two equity linked Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $10.00 per stapled security, the participant would receive an award equal to the economic benefit of 2,000 Westfield Group stapled securities;
- during the vesting period of three to five years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a broader based plan in which senior executives and high performing employees participate. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

Since 2005, the Board has utilised the EDA Plan to make non-recurring awards (known as retention awards) to the Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Group Managing Directors receive these retention awards.

These retention awards are intended to provide a further incentive to a small number of the Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

The structure of the PIP Plan reflects the decision by the Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group participates in the PIP Plan. There are currently 15 executives world-wide, including the Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of members as discussed in section 7.3.1.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of those hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are granted at that time and vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The hurdle chosen by the Remuneration Committee for the 2009 Qualifying Year is discussed in section 7.3.3.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Group for a period of five years in order to get the full benefit of each award.

The EPR Plan and PIR Plan

In 2004, the Group moved to "synthetic" equity linked incentive plans as certain Australian taxation concessions in place at the time in relation to options over shares issued under employee share plans did not apply equally to options granted to employees over units in a trust. As a consequence, it was not practical for the Group to issue options over Westfield Group securities. Rather, the Group introduced the synthetic plans (EDA and PIP Plans) as described above which result in a cash payment to executives based on the value of Westfield Group securities rather than being settled through the issue or transfer of actual securities.

In 2007, the Federal government introduced legislation to correct this position with regard to stapled securities, such as the Westfield Group, where a share in a company (Westfield Holdings Limited) is stapled to units in a trust (Westfield Trust and Westfield America Trust).

The EPR Plan and PIR Plan operate in much the same manner as the EDA Plan and PIP Plan except that entitlements will be satisfied by the delivery of Westfield Group securities (as opposed to the payment of a cash amount).

The EPR and PIR Plans also offer participants the opportunity to defer the time at which they are taxed once the performance rights vest. Typically, on delivery of securities, participants will be taxed on the value of the securities (as ordinary income). These plans enable participants to defer the taxing point if they elect to have a restriction period on dealing with securities that vest under the plans. If such an election is made, securities delivered upon vesting will be placed in a "holding lock". This means that, while the securities will be registered in the name of the participant and they will have a right to vote and receive distributions, the participant will not be able to sell or transfer the securities during the restriction period. The restriction period is up to ten years from the date of the grant of the performance rights.

7.4.4 Hedging policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Group's Security Trading Policy, participants in the Plans are prohibited from entering into hedging arrangements in respect of unvested awards or rights in any of the Plans.

The primary purpose of this prohibition is to ensure that, at all times until awards granted to executives under the Plans have vested, there is complete alignment between the interests of the executive and the interests of the Group and its members. In the Board's view, that alignment potentially ceases if an executive's economic interest in the benefit of an award or right is hedged – with the effect that the executive is not affected (or is affected to a lesser extent), by positive or negative movements in the market value of Westfield Group securities.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under the Plans. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the Plans.

7.5 Performance of the Westfield Group

Full details of the Group's various financial and operating achievements are contained in the Chairman's Review and the Group Managing Directors' Review at pages 2 to 9 of this Annual Report.

Although the performance of the Group by comparison with its domestic and international peers is reviewed regularly, the remuneration policy of the Group is more focused on achievement of the Group's internal financial and operational objectives. The Group regards achievement of these objectives as the appropriate criteria for determining remuneration rather than simply measuring relative performance against a market index or an external comparator group.

The following pages contain an analysis of the Group's performance using various metrics applied over time.

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7.5.1 Operational segment earnings on a constant currency basis

Growth in earnings from the Operational segment on a constant currency basis measures the profitability of the core operating business of the Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). The Operational segment analysis for last four financial years is detailed below.

Financial year to 31 December	Operational segment earnings $m	Operational segment earnings (cents per security)	Operational segment earnings growth (annual %)
2008	1,942.8	100.01	5.6
2007	1,760.2	94.71	5.8
2006	1,580.6	89.54	6.5
2005	1,449.9	84.09	N/A

7.5.2 Earnings per security

Details of the Group's earnings per security for the last four financial years are detailed below.

Financial year to 31 December	Westfield Group's EPS (cents)	Westfield Group's EPS growth (annual %)
2008	(117.79)	(163.7%)
2007	184.93 (1)	(41.5)
2006	316.27 (1)	27.8
2005	247.53	– (2)

(1) The number of stapled securities used in the calculation of EPS includes an adjustment for the bonus element of the pro-rata entitlement offer which was completed in July 2007, being 4.376 million securities for the period to July 2007 and 8.641 million securities for the full year ended 31 December 2006.

(2) As the financial year was a shortened financial year from 30 June 2004 to 31 December 2004, there is no comparable period by which to compare the Group's EPS growth.

Significant fluctuations in EPS growth occur from year to year. Under AIFRS, EPS growth includes non-cash items such as movements in the value of properties in the Group's portfolio and mark to market adjustments of financial instruments. Because of the impact of these non cash items on the Group's profit and loss statement, since the adoption of AIFRS reporting, EPS has not been used by the Group as a key metric for assessment of the Group's performance. As noted above, growth in Operational segment earnings on a constant currency basis is regarded as the more important measure of the Group's performance.

7.5.3 Distributions per security

Distributions paid by the Group for the last four financial years are as follows:

Financial year to 31 December	Stapled security (cents)	Annual distributions total ($)
2008	106.50	2,076,500,000
2007	106.50	1,977,500,000
2006	106.50	1,872,100,000
2005	106.57	1,838,300,000

7.5.4 Westfield Group security price

Movement in the Westfield Group's security price for the period since the announcement of the Merger on 20 April 2004 is shown in the chart below.


$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
WDC
WESTFIELD HOLDINGS (WHL)
Apr 2004
Jun 2004
Aug 2004
Oct 2004
Dec 2004
Feb 2005
Apr 2005
Jun 2005
Aug 2005
Oct 2005
Dec 2005
Feb 2006
Apr 2006
Jun 2006
Aug 2006
Oct 2006
Dec 2006
Feb 2007
Apr 2007
Jun 2007
Aug 2007
Oct 2007
Dec 2007
Feb 2008
Apr 2008
Jun 2008
Aug 2008
Oct 2008
Dec 2008

Source: Bloomberg

7.5.5 Performance against S&P/ASX Property Trust Accumulation Index 1 January 2008 – 31 December 2008

The Westfield Group is included in the S&P/ASX Property Trust Index with a weighting of approximately 46% of that index as at 31 December 2008.

The chart below shows the performance of the Group against the S&P/ASX Property Trust Accumulation Index from 1 January 2008 to 31 December 2008. Importantly, given that the Westfield Group is a major component of that Index, the relative performance of the Group against the Index (excluding the Westfield Group) would be significantly improved over that shown in the chart. This also applies to the longer term comparison as shown in the chart at section 7.5.6.


0.00
-10.00
-20.00
-30.00
-40.00
-50.00
-60.00
WDC
ASA5PROP
31 Dec 07
31 Jan 08
29 Feb 08
31 Mar 08
30 Apr 08
31 May 08
30 Jun 08
31 Jul 08
31 Aug 08
30 Sep 08
31 Oct 08
30 Nov 08
31 Dec 08

Source: Bloomberg

7.5.6 Performance against S&P/ASX Property Trust Accumulation Index since 1 January 2005

As evidenced by the chart below, the performance of the Westfield Group has approximated the movements in the Index for much of the last four years, with a significant out performance by the Group over the past year.


80.00
60.00
40.00
20.00
0.00
-20.00
-40.00
-60.00
WDC
ASA5PROP
31 Dec 04
31 Mar 05
01 Jul 05
01 Oct 05
01 Jan 06
01 Apr 06
01 Jul 06
01 Oct 06
01 Jan 07
01 Apr 07
01 Jul 07
01 Oct 07
01 Jan 08
01 Apr 08
01 Jul 08
01 Oct 08
31 Dec 08

Source: Bloomberg

7.6 Remuneration of the Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

The remuneration of the Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee.

The Group's remuneration practices are regularly benchmarked against its competitors in all markets. In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in remuneration for Executive Directors. In arriving at recommendations, the advisers consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Executive Directors.

7.6.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 31 December 2008 and was extended on the same terms until 31 December 2009. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's remuneration for the Financial Year is as follows:

(a) a base salary of $8 million;

(b) an annual performance bonus of $7 million. Despite Mr Lowy being entitled to a target bonus of $8 million, in keeping with the general policy of not increasing the remuneration of the senior executive team above the level received in 2007, the Board accepted the recommendation of the Remuneration Committee to pay Mr Lowy a bonus of $7 million; and

(c) other benefits as detailed in the table below. These non monetary benefits have not changed from previous financial years. The cost of providing these benefits increased in 2008, as shown in the table below.

Mr Lowy does not participate in the Group's equity linked incentive plans.

Mr Lowy's service contract does not contain provision for any payment on termination by the Group (with or without cause) other than the retirement benefit referred to below and shown in the table below.

The performance hurdles for the payment of Mr Lowy's bonus were the same performance hurdles as those applied to the 2008 Qualifying Year hurdles for the PIP Plan (see section 7.3.3). As noted above, those hurdles were satisfied.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $126,062. This amount was higher than 2007 ($66,506) as a consequence of the higher CPI adjustment on Mr Lowy's entitlement.

In setting Mr Lowy's remuneration, the Board had regard to a number of factors including Mr Lowy's status as one of Australia's most respected and influential chief executive officers and his knowledge, not only of the Westfield Group and its history, but of the broader industry in which the Group operates, both locally and internationally. With over 48 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

The Board also had regard to the salaries paid to other chief executive officers of global corporations and the fact that Mr Lowy does not participate in the Group's equity linked incentive plans. The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	**2008 $**	2007 $
Short Term Employee Benefits		
– Base salary Fixed	**8,000,000**	8,000,000
– Cash bonus (accrued) At risk	**7,000,000**	7,000,000
– Other short term employee benefits [(1)] Fixed	**24,657**	1,351
– Non monetary benefits [(2)] Fixed	**1,054,041**	817,421
Post Employment Employee Benefits		
– Pension and superannuation benefits	–	–
– Retirement benefits [(3)] Fixed	**126,062**	66,506
Other Long Term Benefits	–	–
Termination Benefits	–	–
Share Based Payments [(4)]	–	–
Total Remuneration	**16,204,760**	15,885,278

(1) Comprising annual leave and long service leave entitlements.

(2) Other benefits comprise usage of the Group's aircraft which is classified as private usage ($1,051,131). The entitlement to private usage of the Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

(3) Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

(4) The Executive Chairman does not participate in the Group's equity linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

7.6.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Group since 1983.
- Has resided in the United States since 1990.
- Salary and bonus are reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary [1] Fixed	**2,907,653**	2,980,448
– Cash bonus (accrued) [2] At risk	**4,000,000**	4,000,000
– Other short term employee benefits [3] Fixed	**103,915**	(147,589)
– Non monetary benefits Fixed	**–**	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
Share Based Payments [4]		
– EDA Plan (at risk)	**394,338**	1,134,138
– PIP Plan (at risk)	**885,388**	2,026,952
Other Long Term Benefits	**–**	–
Total Remuneration	**8,291,294**	9,993,949

(1) Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

(2) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(3) Comprising annual leave entitlements.

(4) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Mr Lowy does not participate in the EPR Plan or the PIR Plan. Refer to the tables at 7.6.3 and 7.6.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

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Mr Steven Lowy

- Has been with the Group since 1987.
- Salary and bonus are reviewed annually by the Remuneration Committee.
- Base salary of A$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary Fixed	**2,500,000**	2,500,000
– Cash bonus (accrued) [1] At risk	**4,000,000**	4,000,000
– Other short term employee benefits [2] Fixed	**89,743**	70,513
– Non monetary benefits Fixed	**–**	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
Share Based Payments [3]		
– EDA Plan (at risk)	**394,338**	1,134,138
– PIP Plan (at risk)	**885,388**	2,026,952
Other Long Term Benefits	**–**	–
Total Remuneration	**7,869,469**	9,731,603

(1) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(2) Comprising annual leave and long service leave entitlements.

(3) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Mr Lowy does not participate in the EPR Plan or the PIR Plan. Refer to the tables at 7.6.3 and 7.6.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

7.6.3 Group Managing Directors: participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to either of the Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards [1]	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Lowy	1 January 2006 [4]	43,255	1 January 2009	7,991	51,246	980,713	479,150	N/A
Group Managing	1 January 2007	43,928	1 January 2010	5,066	48,994	984,562	458,094	N/A
Director	1 January 2008	49,912	15 December 2010	3,097	53,009	916,164	495,634	N/A
Steven Lowy	1 January 2006 [4]	43,255	1 January 2009	7,991	51,246	980,713	479,150	N/A
Group Managing	1 January 2007	43,928	1 January 2010	5,066	48,994	984,562	458,094	N/A
Director	1 January 2008	49,912	15 December 2010	3,097	53,009	916,164	495,634	N/A

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006, 2007 and 2008.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) These awards vested (and were paid) in January 2009. The payout amount was $683,109 for each Group Managing Director.

7.6.4 Group Managing Directors: participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Group Managing Directors. There has been no alteration to the terms of the grants to either of the Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards (1)	Total Awards Held	Fair Value at Grant (2) $	Market value at 10 Mar 09 (3) $	Performance Hurdles
Peter Lowy Group Managing Director	1 January 2006	111,465	55,733: 01/01/09(4) 55,732: 01/01/10	20,596	132,061	2,149,393	1,234,770	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	11,638	112,563	2,307,832	1,052,464	Satisfied
	1 January 2008	103,360	51,680: 15/12/10 51,680: 15/12/11	6,411	109,771	2,387,266	1,026,359	Satisfied
	1 January 2009	117,440	58,720: 15/12/11 58,720: 15/12/12	–	117,440	2,059,746	1,098,064	Satisfied
Steven Lowy Group Managing Director	1 January 2006	111,465	55,733: 01/01/09(4) 55,732: 01/01/10	20,596	132,061	2,149,393	1,234,770	Satisfied
	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	11,638	112,563	2,307,832	1,052,464	Satisfied
	1 January 2008	103,360	51,680: 15/12/10 51,680: 15/12/11	6,411	109,771	2,387,266	1,026,359	Satisfied
	1 January 2009	117,440	58,720: 15/12/11 58,720: 15/12/12	–	117,440	2,059,746	1,098,064	Satisfied

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006, 2007 and 2008.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) These awards vested (and were paid) in January 2009. The payout amount was $880,193 for each Group Managing Director.

7.7 Executive remuneration and termination arrangements

7.7.1 Service contracts and termination arrangements

This report incorporates details of the Specified Executives, being the executives (other than the Directors) numbering at least five, who received the highest remuneration for the Financial Year. Mr Peter Allen, Group Chief Financial Officer, and each of Mr Michael Gutman, Mr Robert Jordan (as Managing Directors of the UK and Europe, and Australia and New Zealand, respectively) and Mr John Widdup (Chief Operating Officer, United States) are also the Key Management Personnel as defined under AASB 124.

A range of service arrangements operate within the Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 21 years, Mr Widdup has been with the Group in excess of 14 years and Mr Allen has been with the Group for 13 years. There are no formal service contracts for Mr Jordan, Mr Widdup or Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

Since the expiry of Mr Peter Schwartz's four year contract with the Group in October 2006, Mr Schwartz's employment terms are governed by Californian employment law.

It is common practice in California, once the initial term of an employment contract expires, that the employment relationship be governed by Californian employment law.

It is the Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

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The table below outlines the terms of the service contracts with Specified Executives[1].

Name And Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Michael Gutman Managing Director, UK and Europe	Westfield Shoppingtowns Limited	22 September 1993	1 year ending 31 December 2009 (subject to extension by agreement)	Mr Gutman's three year contract with the Group expired on 31 December 2008 and has been extended for a further year on the same terms. At the end of the contract, if Mr Gutman does not continue with the Group, the Company will pay one year's base salary and other accrued entitlements. Any unvested awards (excluding any retention awards) granted under the Plans will vest and may be exercised by Mr Gutman.
Robert Jordan Managing Director, Australia and New Zealand	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
Peter Schwartz Senior Executive Vice President – General Counsel, United States	Westfield LLC	1 October 2002	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.
John Widdup Chief Operating Officer, United States	Westfield LLC	5 April 1994	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Group.

[1] Mr Kenneth Wong, Managing Director, United States resigned from the Group. His last day of employment was 27 February 2008. No formal service contract was in place for Mr Wong. No termination benefit was paid to Mr Wong on his resignation from the Group. Mr Wong is not considered to have been either Key Management Personnel or a Specified Executive during the Financial Year. However, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Wong. Details of Mr Wong's 2007 remuneration are as follows: Base salary: $953,743; Annual bonus: $596,090; Other short term employee benefits: $18,414; Non monetary benefits: $124,799 (comprising deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan and medical benefits); Share based compensation: EDA Plan: $2,157,757 (Mr Wong received a payout of $102,518 in respect of 4,924 awards held by him under the EDA Plan that vested prior to his last day of employment. A total of 349,512 awards held by Mr Wong under the EDA Plan having an aggregate grant value of $7,370,097 lapsed as a result of his resignation); PIP Plan $1,135,398. A total of 126,555 awards held by Mr Wong under the PIP Plan having an aggregate grant value of $2,530,177 lapsed as a result of his resignation.

7.7.2 Remuneration: Specified Executives

The following table sets out the remuneration of the Specified Executives.

EXECUTIVE		SHORT TERM EMPLOYEE BENEFITS $				POST EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS $[4]				TERMINATION BENEFITS	OTHER LONG TERM EMPLOYEE BENEFITS	TOTAL[8]
		BASE SALARY FIXED[1]	ACCRUED BONUS Vested: 100% AT RISK[2]	OTHER SHORT TERM EMPLOYEE BENEFITS FIXED[3]	NON MONETARY BENEFITS FIXED		EDA PLAN TOTAL AT RISK[4]	PIP PLAN TOTAL AT RISK[5]	EPR PLAN TOTAL AT RISK[6]	PIR PLAN TOTAL AT RISK[7]			
Peter Allen Group Chief Financial Officer	**2008**	**1,200,000**	**1,200,000**	**188,508**	**–**	**–**	**696,588**	**3,073**	**234,836**	**312,883**	**–**	**–**	**3,835,888**
	2007	1,000,000	1,500,000	88,871	–	–	2,392,372	884,017	–	–	–	–	5,865,260
Michael Gutman Managing Director, UK and Europe	**2008**	**1,200,000**	**1,200,000**	**78,242**	**691,971[9]**	**–**	**708,720**	**–**	**156,558**	**326,024**	**–**	**–**	**4,361,515**
	2007	955,110	1,552,053	28,010	952,019	–	2,293,676	829,423	–	–	–	–	6,610,291
Robert Jordan Managing Director, Australia and New Zealand	**2008**	**1,200,000**	**1,200,000**	**219,899**	**–**	**–**	**712,009**	**3,073**	**156,558**	**312,883**	**–**	**–**	**3,804,422**
	2007	1,000,000	1,500,000	97,075	–	–	2,300,897	884,017	–	–	–	–	5,781,989
Peter Schwartz Senior Executive Vice President – General Counsel, USA	**2008**	**814,143**	**814,143**	**27,078**	**1,450,601[10]**	**–**	**109,312**	**291,942**	**–**	**–**	**–**	**–**	**3,507,219**
	2007	774,917	953,743	33,827	684,196	–	185,013	614,975	–	–	–	–	3,246,671
John Widdup[11] Chief Operating Officer, United States	**2008**	**930,449**	**930,449**	**83,393**	**709,366[12]**	**–**	**314,151**	**188,530**	**693,392**	**–**	**–**	**–**	**3,849,730**
	2007	–	–	–	–	–	–	–	–	–	–	–	–

[1] Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Schwartz and Mr Widdup, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Group.

[2] No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

[3] The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

[4] Refer to the table at 7.7.3.

[5] Refer to the table at 7.7.4.

[6] Refer to the table at 7.7.5.

[7] Refer to the table at 7.7.6.

[8] None of the Specified Executives was paid an amount before they took office as consideration for agreeing to take office.

[9] Comprising normal expatriate benefits including medical benefits, accommodation, school fees, home leave plus fringe benefits tax on those benefits.

[10] Comprising deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan, medical benefits, the value of interest free loan amounts and loan forgiveness of $1,256,106 (2007: $429,185). The loan to Mr Schwartz was part of his initial employment package with the Group.

[11] This is the first year Mr Widdup has been included as a Specified Executive. Accordingly, there are no comparative figures.

[12] Comprising deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan and normal expatriate benefits including medical benefits, accommodation, home leave plus fringe benefits tax on those benefits.

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7.7.3 Specified Executives: participation in the EDA Plan

The following chart details awards under the EDA Plan held by Specified Executives. There has been no alteration to the terms of the grants to any of the Specified Executives under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Market value at 10 Mar 09[3] $	Performance Hurdles
Peter Allen[4]	1 January 2006	20,185	1 January 2009[5]	3,731	23,916	457,669	223,615	N/A
Group Chief	1 January 2006	288,355	1 January 2011	53,265	341,620	6,786,595	3,194,147	N/A
Financial Officer	1 January 2007	20,672	1 January 2010	2,384	23,056	463,362	215,574	N/A
	1 January 2008	–	–	–	–	–	–	–
Michael Gutman[6]	1 January 2006	17,205	1 January 2009[7]	3,182	20,387	390,117	190,618	N/A
Managing Director,	1 January 2006	288,355	1 January 2011	53,265	341,620	6,786,595	3,194,147	N/A
UK and Europe	1 January 2007	22,063	1 January 2010	2,546	24,609	494,531	230,094	N/A
	1 January 2008	–	–	–	–	–	–	–
Robert Jordan[8]	1 January 2006	17,305	1 January 2009[9]	3,200	20,505	392,379	191,722	N/A
Managing Director,	1 January 2006	288,355	1 January 2011	53,265	341,620	6,786,595	3,194,147	N/A
Australia and	1 January 2007	20,672	1 January 2010	2,384	23,056	463,362	215,574	N/A
New Zealand	1 January 2008	–	–	–	–	–	–	–
Peter Schwartz[10]	1 January 2006	6,435	1 January 2009[11]	1,192	7,627	145,926	71,312	N/A
Senior Executive Vice	1 January 2007	9,878	1 January 2010	1,140	11,018	221,454	103,018	N/A
President – General	1 January 2008	12,567	15 December 2010	781	13,348	230,715	124,804	N/A
Counsel, United States								
John Widdup[12]	1 January 2006	15,575	1 January 2009[13]	2,881	18,456	298,074	172,564	N/A
Chief Operating	1 January 2007	14,729	1 January 2010	1,699	16,428	330,155	153,602	N/A
Officer,	1 January 2007	31,008	1 May 2010	3,576	34,584	677,036	323,360	N/A
United States	1 January 2008	18,851	15 December 2010	1,170	20,021	346,039	187,196	N/A

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006, 2007 and 2008.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and security price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EDA Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) From 1 January 2008, Mr Allen no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Allen, participate in the EPR Plan. Refer table at 7.7.5.

(5) These awards have vested and have been paid. The payout amount was $318,800.

(6) Certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Gutman made the election in respect of awards granted in the Financial Year to participate in the EPR Plan. Refer the table at 7.7.5.

(7) These awards have vested and have been paid. The payout amount was $271,759.

(8) From 1 January 2008, Mr Jordan no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the EPR Plan. Refer table at 7.7.5.

(9) These awards have vested and have been paid. The payout amount was $273,332.

(10) Certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Schwartz made the election in respects of awards granted in the Financial Year to participate in the EDA Plan.

(11) These awards have vested and have been paid. The payout amount was $101,668.

(12) Certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Widdup made the election in respect of retention awards granted in the Financial Year to participate in the EPR Plan. Refer to table at 7.75. Mr Widdup elected to participate in the EDA Plan with respect to other awards granted to him in the Financial Year.

(13) These awards have vested and have been paid. The payout amount was $246,018.

7.7.4 Specified Executives: participation in the PIP Plan

The following chart details awards under the PIP Plan held by Specified Executives. Details of the alterations to the terms of the grants since the grant date are outlined in note 1 to the table in section 7.7.6.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards[1]	Total Awards Held	Fair Value at Grant[2] $	Market value at 10 Mar 09[3] $	Performance Hurdles
Peter Allen[4] Group Chief Financial Officer	1 January 2006	44,590	22,295: 01/01/09[5] 22,295: 01/01/10	8,242	52,832	994,254	493,979	Satisfied
	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	5,322	51,462	968,478	481,170	Satisfied
	1 January 2008	–	–	–	–	–	–	–
Michael Gutman[6] Managing Director, UK and Europe	1 January 2006	44,590	22,295: 01/01/09[7] 22,295: 01/01/10	8,242	52,832	994,254	493,979	Satisfied
	1 January 2007	41,285	20,643: 01/01/10 20,642: 01/01/11	4,764	46,049	866,572	430,558	Satisfied
	1 January 2008	–	–	–	–	–	–	–
Robert Jordan[8] Managing Director, Australia and New Zealand	1 January 2006	44,590	22,295: 01/01/09[9] 22,295: 01/01/10	8,242	52,832	994,254	493,979	Satisfied
	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	5,322	51,462	968,478	481,170	Satisfied
	1 January 2008	–	–	–	–	–	–	–
Peter Schwartz[10] Senior Executive Vice President – General Counsel, United States	1 January 2006	29,065	14,533: 01/01/09[11] 14,532: 01/01/10	5,374	34,439	562,607	322,005	Satisfied
	1 January 2007	30,265	15,133: 01/01/10 15,132: 01/01/11	3,489	33,754	692,125	315,600	Satisfied
	1 January 2008	32,925	16,463: 15/12/10 16,462: 15/12/11	2,044	34,969	687,408	326,960	Satisfied
	1 January 2009	37,700	18,850: 15/12/11 18,850: 15/12/12	–	37,700	661,327	352,495	Satisfied
John Widdup[12] Chief Operating Officer, United States	1 January 2008	20,672	10,336: 15/12/10 10,336: 15/12/11	1,284	21,956	431,588	205,289	Satisfied
	1 January 2009	25,134	12,567: 15/12/11 12,567: 15/12/12	–	25,134	440,923	235,003	Satisfied

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006 and 2007.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and security price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIP Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) From 1 January 2008, Mr Allen no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Allen, participate in the PIR Plan. Refer table at 7.7.6.

(5) Half these awards have vested and have been paid. The payout amount was $352,125.

(6) Certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Gutman made the election in respect of awards granted in the Financial Year to participate in the PIR Plan. Refer table at 7.7.6.

(7) Half these awards have vested and have been paid. The payout amount was $352,125.

(8) From 1 January 2008, Mr Jordan no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the PIR Plan. Refer table at 7.7.6.

(9) Half these awards have vested and have been paid. The payout amount was $352,125.

(10) Certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Schwartz made the election to participate in the PIP Plan.

(11) Half these awards have vested and have been paid. The payout amount was $229,543.

(12) Certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Widdup made the election to participate in the PIP Plan.

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7.7.5 Specified Executives: participation in the EPR Plan

Executive	Commencement Date	Number of Awards at Grant Date	Vesting Date	Total Awards Held	Fair Value at Grant [1] $	Market value at 10 Mar 09 [2] $	Performance Hurdles
Peter Allen [3] Group Chief Financial Officer	1 January 2008	52,302	15 December 2010	52,302	704,508	489,024	N/A
Michael Gutman [4] Managing Director, UK and Europe	1 January 2008	34,868	15 December 2010	34,868	469,672	326,016	N/A
Robert Jordan [5] Managing Director, Australia and New Zealand	1 January 2008	34,868	15 December 2010	34,868	469,672	326,016	N/A
Peter Schwartz [6] Senior Executive Vice President – General Counsel, United States	1 January 2008	–	–	–	–	–	–
John Widdup [7] Chief Operating Officer, United States	1 January 2008	219,950	15 December 2011	219,950	2,773,570	2,056,533	N/A

(1) The fair value of the awards issued under the EPR Plan is calculated using the Black-Scholes option pricing methodology. The fair value of the awards issued under the EPR Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the EPR Plan.

(2) The market value at 10 March 2009 is based on the closing security price of $9.35.

(3) From 1 January 2008, Mr Allen no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Allen, participate in the EPR Plan.

(4) From 1 January 2008, certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Gutman made the election in respect of awards granted in the Financial Year to participate in the EPR Plan.

(5) From 1 January 2008, Mr Jordan no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the EPR Plan.

(6) From 1 January 2008, certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Schwartz made the election in respect of awards granted in the Financial Year to participate in the EDA Plan. Refer table at 7.7.3.

(7) From 1 January 2008, certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Widdup made the election in respect of retention awards granted in the Financial Year to participate in the EPR Plan.

7.7.6 Specified Executives: participation in the PIR Plan [1]

Executive	Commencement Date	Number of Awards at Grant Date	Vesting Date	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Allen [4] Group Chief Financial Officer	1 January 2008	55,470	27,095: 15/12/10 28,375: 15/12/11	55,470	980,701	518,645	Satisfied
	1 January 2009	71,572	34,868: 15/12/11 36,704: 15/12/12	71,572	873,527	669,198	Satisfied
Michael Gutman [5] Managing Director, UK and Europe	1 January 2008	54,174	26,462: 15/12/10 27,712: 15/12/11	54,174	957,788	506,527	Satisfied
	1 January 2009	71,572	34,868: 15/12/11 36,704: 15/12/12	71,572	873,527	669,198	Satisfied
Robert Jordan [6] Managing Director, Australia and New Zealand	1 January 2008	55,470	27,095: 15/12/10 28,375: 15/12/11	55,470	980,701	518,645	Satisfied
	1 January 2009	71,572	34,868: 15/12/11 36,704: 15/12/12	71,572	873,527	669,198	Satisfied
Peter Schwartz [7] Senior Executive Vice President – General Counsel, United States	1 January 2008	–	–	–	–	–	–
	1 January 2009	–	–	–	–	–	–
John Widdup [8] Chief Operating Officer, United States	1 January 2008	–	–	–	–	–	–
	1 January 2009	–	–	–	–	–	–

(1) As outlined in section 7.4.3, due to changes in Australian tax legislation, stock settled performance rights may now be offered to certain executives in the Group as opposed to a synthetic incentive such as awards under the EDA and PIP Plans. With respect to awards under the PIP Plan that were to be granted in the Financial Year as a result of the 2007 Qualifying Year hurdles having been met, these awards were converted to rights under the PIR Plan for the following Specified Executives: Mr Allen, Mr Gutman and Mr Jordan. As noted in section 7.4.3, the PIR Plan operates essentially in the same manner as the PIP Plan except that on vesting, Westfield Group stapled securities are issued as opposed to payment of a cash amount based on the market value of the stapled securities. In addition, under the PIP Plan, distributions paid on a Westfield Group security are notionally reinvested such that the number of Westfield Group securities in an award increase during the life of the award. This does not occur under the PIR Plan. Rather, the number of performance rights is adjusted to include an amount being an estimate of the distributions payable on a Westfield Group stapled security over the vesting period. The effective date of the alteration to the PIP Plan was 1 January 2008. The market price of a Westfield Group stapled security at that date was $19.35 per security. The difference between the total value of the awards and rights as a result of the alteration is as follows: Mr Allen $8,950; Mr Jordan $8,950 and Mr Gutman $8,746. The terms of the PIR Plan are described in section 7.4.3.

(2) The fair value of the awards issued under the PIR Plan is calculated using the Black-Scholes option pricing methodology. The fair value of the awards issued under the PIR Plan is calculated on the assumption that the employee remains employed with the Group for the full term of the PIR Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) From 1 January 2008, Mr Allen no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Allen, participate in the PIR Plan.

(5) From 1 January 2008, certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Gutman made the election in respect of awards granted in the Financial Year to participate in the PIR Plan.

(6) From 1 January 2008, Mr Jordan no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the PIR Plan.

(7) From 1 January 2008, certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Schwartz made the election in respect of awards granted in the Financial Year to participate in the PIP Plan. Refer table at 7.7.4.

(8) From 1 January 2008, certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Widdup made the election in respect of awards granted in the Financial Year to participate in the PIP Plan. Refer table at 7.7.4.

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8. ASIC DISCLOSURES

8.1 Rounding

The Company is of a kind referred to in Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Financial Statements and the Notes thereto have been rounded to the nearest tenth of a million dollars.

8.2 Synchronisation of Financial Year

Carindale Property Trust is a consolidated entity of the Company. By an order dated 27 June 2005 made by the Australian Securities & Investments Commission, the directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the financial year of Carindale Property Trust.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

16 March 2009

The Westfield Group through its Boards and executives recognises the need to establish and maintain corporate governance policies and practices which reflect the requirements of the market regulators and participants and the expectations of members and others who deal with the Westfield Group. These policies and practices remain under constant review as the corporate governance environment and good practices evolve.

This statement outlines the Westfield Group's main corporate governance practices during the Financial Year and the extent of the Group's compliance with them as at the end of the Financial Year by reference to the second edition of the Corporate Governance Principles and Recommendations published in August 2007 by the ASX Corporate Governance Council and to the Corporations Act 2001.

As at 31 December 2008, the Westfield Group achieved substantial compliance with the recommendations. Corporate Governance documentation including charters and relevant corporate policies and codes referred to in this statement can be found on the westfield.com website, in the Corporate Governance section.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 Functions of Board and Management

The Westfield Group operates as a single economic entity under a triple stapled structure.

The Boards of the Company, Westfield Management Limited ("Westfield Management") (as responsible entity of Westfield Trust) and Westfield America Management Limited ("Westfield America Management") (as responsible entity of Westfield America Trust) each have common membership[1]. Each Board has adopted a common Board Charter which is a statement of the objectives, responsibilities and framework for the operation of the Board.

The Charter also formalises the matters that are reserved for the Board. Specifically, the Board reserved its authority over the following matters except where such matters are expressly delegated to a committee of the Board, a Group Managing Director or another nominated member of the senior management team:

- **strategy and direction** – providing overall strategic direction and plans for major business units, key business and financial objectives and approving the distribution policy, amounts and timing of payments and significant acquisitions or disposals of assets and significant expenditure;
- **financial controls, compliance and risk management** – approving budgets, treasury policies, financial statements, published reports and any significant changes in accounting policies or procedures, establishing and reviewing the effectiveness of the internal control systems and risk management processes and compliance with statutory and regulatory obligations;
- **capital structure** – approving any changes to the capital structure including any reductions in share capital, buy backs or issue of new securities other than in accordance with the Group's equity based incentive plans;
- **appointments** – appointing Directors to the Board and the Company Secretary, appointing and evaluating the performance of Group Managing Directors and the Group Chief Financial Officer and appointing the external auditors;
- **delegation of authority** – approving any changes to the membership or charter of any committee of the Board, determining the scope of authority delegated to a Group Managing Director or the Group Chief Financial Officer and any other significant matters;
- **policies** – initiating significant policies including the Code of Conduct, security trading policies for Directors and senior executives, health and safety policies, risk management policies and continuous disclosure and communications policies;
- **corporate governance matters** – determining the independence and remuneration of Non-Executive Directors, resolutions and documentation to be put to members in general meeting and approving announcements and press releases concerning matters decided by the Board.

The Board has delegated a number of these responsibilities to its Committees. The role and responsibilities of these Committees are explained later in this statement.

The Board has delegated the day to day management of the business of the Westfield Group to management through the Executive Chairman and the Group Managing Directors subject to the agreed authority limits applicable to the senior executive management team.

The Board has delegated to management, responsibility for:

- **strategy** – development of strategies and the management and performance of the business and operations;
- **management** – managing the Westfield Group in accordance with the strategy, business plans and policies approved by the Board;
- **financial performance** – developing the annual budget, managing day to day operations within the budget and ensuring that the financial reports present a true and fair view of the Group's financial condition and operational results and are in accordance with the relevant accounting standards;
- **risk management** – maintaining effective risk management frameworks and internal control systems;
- **continuous disclosure** – keeping the Board and the market fully informed about material developments;
- **selection of senior management** – making recommendations for the appointment of senior executives, determining terms of appointment, evaluating performances and developing and maintaining succession plans for senior management.

1.2 Process for Evaluating the Performance of Senior Executives

The Group has an established process of objective setting and performance review of all staff. In particular, senior executives who have a discretionary element to their total remuneration package, have set objectives which are agreed at the commencement of each financial year. Their performance against these objectives is assessed annually in an interview with the manager to whom they report, in addition to regular feedback during the performance period. In that interview, the potential development of that executive is also discussed along with any training required to enhance the prospects of the development objectives being achieved.

In the case of the senior executive team (including the Group Managing Directors) an assessment of their performance is undertaken by the Remuneration Committee and the Board. Issues relating to remuneration are dealt with in more detail in the Remuneration Report which forms part of the Directors' Report.

In addition to the induction program provided to new employees generally, new members of the senior executive team undertake an induction program tailored to their needs, which includes individual meetings with every member of the senior executive team. Training and development programs are also available to ensure that senior executives update their skills and knowledge on a regular basis.

1.3 Performance Evaluation

During the Financial Year, each member of the senior executive team, including the Group Managing Directors, was subject to a performance review as described in 1.2 above.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

The membership of the Board is reviewed by the full Board from time to time having regard to the ongoing needs of the Group. It is the policy of the Board that its membership should reflect an appropriate balance between executives possessing extensive direct experience and expertise in the core business activities of the Westfield Group, and non-executive members who have outstanding track records and reputations at the highest levels of business and commerce generally and who bring to the Board a broad range of general commercial expertise and experience.

The Board should be of a size and composition that is conducive to effective decision making with the benefit of a variety of perspectives and skills and in the interests of the Westfield Group.

[1] Unless otherwise specified, the Boards of the individual entities sit as the "Westfield Group". For the balance of this statement, the Westfield Group Board will be referred to as "the Board".

2.1 Independent Directors

The composition of the Board is set out in the table below:

Name	Position Held	Independent (Y/N)	Date appointed to Company Board	Date appointed to WML Board [1]	Date appointed to WAML Board [1]	Length of tenure at 31/12/08 [2]
Frank P Lowy AC	Executive Chairman/ Executive Director	N	1960	1979	1996	48 years [3]
David H Lowy AM	Deputy Chairman/ Non-Executive Director	N	1981	2004	2004	27 years
Frederick G Hilmer AO	Lead Independent Director/ Non-Executive Director	Y	1991	2004	2004	17 years
Roy L Furman	Non-Executive Director	Y	2004	2004	2002	6 years
Peter H Goldsmith QC PC [4]	Non-Executive Director	Y	2008	2008	2008	4 months
David M Gonski AC	Non-Executive Director	Y	1985	2004	2004	23 years
Stephen P Johns	Non-Executive Director	N	1985	1985	1996	23 years
Peter S Lowy	Group Managing Director/ Executive Director	N	1987	1986	1996	22 years
Steven M Lowy	Group Managing Director/ Executive Director	N	1989	1989	1996	19 years
John McFarlane [5]	Non-Executive Director	Y	2008	2008	2008	10 months
Judith Sloan [5]	Non-Executive Director	Y	2008	2008	2008	10 months
Gary H Weiss	Non-Executive Director	Y	2004	2002	2004	6 years
Carla M Zampatti AM [6]	Non-Executive Director	Y	1997	2004	2004	11 years

(1) Professor Fred Hilmer, Mr David Lowy, Mr David Gonski, Mr Dean Wills and Ms Carla Zampatti previously served as Directors of this Board, but resigned in May 2002. This date reflects the most recent date of appointment to this Board.

(2) Length of tenure calculated from year of first appointment to the Company (or any of its predecessor vehicles), Westfield Management or Westfield America Management.

(3) This includes Mr Frank Lowy's service on the Boards of predecessor vehicles.

(4) Lord (Peter) Goldsmith was appointed to the Boards on 28 August 2008.

(5) Mr John McFarlane and Professor Judith Sloan were appointed to the Boards on 26 February 2008.

(6) Ms Carla Zampatti will not stand for re-election at the Annual General Meeting of the Company, scheduled to be held on 6 May 2009. Ms Zampatti has agreed to continue to serve on the Boards until the day preceding the Annual General Meeting.

Biographies of the Directors are included in the section on the Board of Directors in this Annual Report.

The Board currently has 13 members. Of these, 8 are independent Non-Executive Directors. Therefore, a majority of the Directors are independent.

The Board considers that it should include significant representation by Directors who are capable and willing to make decisions which are in the best interests of members free from interests and influences which conflict with that duty and are also independent of management.

The Board Charter requires that the Board regularly assesses the independence of each Director in light of the terms of the Board Charter, the interests they have disclosed and such other factors as the Board determines are appropriate to take into account.

In making this determination the Board is seeking to assess whether Directors are:

- independent of management; and
- free of any business or other relationship that could materially interfere or be perceived to materially interfere with their unfettered and independent judgement; and
- capable of making decisions without bias and which are in the best interests of all members.

A Non-Executive Director will not be regarded as an independent director if that Director:

(a) is a substantial securityholder of the Westfield Group or an officer of, or otherwise associated directly with, a substantial securityholder of the Westfield Group;

(b) within the last three years has been employed in an executive capacity by any member of the Group, or been a Director after ceasing to hold any such employment;

(c) within the last three years has been a partner or a senior management executive with audit responsibilities of a firm which has acted in the capacity of statutory auditor of any member of the Group;

(d) within the last three years has been a principal, employee or consultant of a material professional adviser to any member of the Group – for this purpose a material professional adviser is an adviser whose billings to the Group exceed 1% of the adviser's total revenues;

(e) is a principal, employee or associate of a material supplier to, or material customer of, any member of the Group – for this purpose a material supplier to the Group means a supplier whose revenues from the Group exceed 5% of the supplier's total revenues. A material customer is a customer whose payments to the Group exceed 1% of the customer's operating costs;

(f) has a material contractual relationship with any member of the Group other than as a director of the Westfield Group Board; and

(g) has any interest or business or other relationship which could materially interfere with the Director's ability to act in the best interests of the Group and independently of management.

As regards the Non-Executive Directors, applying the criteria set out in the Board Charter, the Board reached the following conclusions:

- Mr David Lowy is not independent given that he was formerly a managing director of the Company and that he has declared an interest as an associate of a substantial securityholder.
- Mr Stephen Johns is not independent (following his resignation as an executive in October 2003) given his long standing executive role with the Westfield Group.
- Professor Fred Hilmer, Mr Roy Furman, Lord (Peter) Goldsmith, Mr David Gonski, Mr John McFarlane, Professor Judith Sloan, Dr Gary Weiss and Ms Carla Zampatti are all independent Directors.

  In making this determination the Board noted that Mr Gonski is Chairman of Investec Wentworth ("Investec") which provides advisory services to the Westfield Group. The fees paid to Investec for advisory services totalled $187,500 in the Financial Year. The fees are charged on arm's length terms and are no more favourable than those paid to other advisers providing similar services. The Board noted that in transactions and other matters on which advice was sought from Investec, it was usual for Investec to be acting as one of a number of advisers in relation to the issues under consideration. The Board also noted that the fees derived by Investec represented considerably less than 1% of the total revenues of Investec's operations in Australia in the same period and an even smaller percentage of the revenues of the global Investec Group. Mr Gonski is not a substantial shareholder in Investec Group which is listed in the United Kingdom and South Africa. The Board considered that the consultancy arrangement with Investec was not a material contractual relationship to the Westfield Group or to Investec, such as might give rise to any actual or perceived loss of independence on the part of Mr Gonski.

  In the case of Lord Goldsmith, the Board noted that Lord Goldsmith is the European Chair of Litigation at Debevoise & Plimpton LLP ("Debevoise"), based in London. Debevoise is one of the many firms which provide legal services to the Westfield Group in the United States. The Group has not engaged Debevoise to provide legal services in the United Kingdom or Europe. Lord Goldsmith does not provides legal advice to the Group in his capacity as a Debevoise partner. The fees charged by Debevoise in the United States are on an arm's length terms and are no more favourable than those paid to other advisers providing similar services. The Board noted that the fees derived by Debevoise represented considerably less than 1% of the total revenues of Debevoise's operations in the United States in the same period and an even smaller percentage of the revenues of the global Debevoise firm. The Board considered that the engagement of Debevoise was not a material contractual relationship to the Westfield Group or to Debevoise such as might give rise to any actual or perceived loss of independence on the part of Lord Goldsmith.

Each Non-Executive Director has signed a letter of appointment which, amongst other things, places an onus on each independent Director to disclose immediately to the Board any matter or circumstance which he/she believes may impact his/her status as an independent Director. Where the Board concludes that a Director has lost his/her status as an independent Director, that conclusion will be advised to the market.

The Nomination Committee's Charter discloses a process for selection and appointment of new Directors and re-election of incumbent Directors. The role and responsibilities of the Nomination Committee are set out later in this statement.

Directors are initially appointed by the full Board. They are subject to election by members at the Annual General Meeting of the Company following their appointment and, except in the case of the Managing Director (or one of them, when there is more than one Managing Director), are subject to re-election by members at least every three years.

2.2 Chairperson and Independence

The Westfield Group notes the ASX Corporate Governance Council recommendations that listed companies have an independent director as chairman and that the roles of chairman and Chief Executive Officer are not held by the same person. Notwithstanding these recommendations, and for the reasons set out below, the Board believes that Mr Frank Lowy is the most appropriate person to act as Chairman of the Westfield Group Boards, notwithstanding that he is the Chief Executive Officer of the Company and is not an independent Director.

Mr Lowy is the co-founder of the Westfield Group and has overseen the success of the Group since 1960. With over 48 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

Mr Lowy's knowledge of Westfield, its history, its growth and of the broader industry, both locally and internationally, places him in a unique position to lead the Board and the Westfield Group. For this reason, the Board takes the view that it is in the best interests of members that Mr Lowy, with his extensive background and experience, be the Chairman of the Westfield Group Boards and the Chief Executive Officer of the Company.

In arriving at this view, the Board has noted the following matters:

- the appointment of Professor Fred Hilmer as the lead independent Director. Where necessary, Professor Hilmer will act as a liaison point for independent Directors and confer with the Chairman and with independent Directors on Board matters;
- there is a majority of independent Directors serving on the Board; and
- the delegation of certain responsibilities to Board committees (of which the Chairman is not a member), the Chairman being a member of the Nomination Committee only.

2.3 Nomination Committee

The Nomination Committee is a committee of the Company only, given that Westfield Management and Westfield America Management are each committed to having a common Board of Directors as a result of the stapled structure of the Group.

The Committee comprises the following members:

Name	Position Held	Status
Frank P Lowy AC	Chairman	Executive Director
David M Gonski AC	Member	Independent Director
Carla M Zampatti AM	Member	Independent Director

The Board recognises the ASX's recommendation that the Nomination Committee should be chaired by an independent director. It is usual for the Chairman of the Board to sit on a nomination committee. Given Mr Lowy's role and responsibilities as Executive Chairman, the Board considers it appropriate for Mr Lowy to chair the Nomination Committee particularly in view of the Committee's specific duties and responsibilities as outlined below.

The Committee met twice during the Financial Year. All members of the Committee attended all the meetings. Mr Dean Wills AO, who retired from the Board on 23 May 2008, was also a member of the Nomination Committee. Mr Wills attended one meeting of the Nomination Committee prior to retiring from the Board.

The Nomination Committee is responsible for advising the Board on the selection and appointment of suitably qualified directors who are able to meet the needs of the Westfield Group, as well as the ongoing evaluation and review of the performance of the Board. External advisers may from time to time be engaged to access a wide base of potential Directors.

The functions undertaken by the Committee in discharging that responsibility include:

- assessing the skills of current Board members against the collective skill set required by the Board;
- making recommendations to the Board regarding its composition and reviewing the effectiveness of the Board;
- identifying suitable candidates to fill Board vacancies; and
- ensuring the existence of proper succession planning processes and plans for the Board.

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A Charter for the Nomination Committee, approved by the Board, appears in the Corporate Governance section of the westfield.com website.

Recommendations regarding future appointment of additional directors will be made by the Nomination Committee and considered by the Board having regard to:

- the assessment made on the skill set required to discharge the responsibilities of the Board compared with the skills currently represented on the Board;
- the current strategic direction of the Westfield Group and the consequent need to consider skills which may be required in the future; and
- the suitability of available candidates identified following an appropriate search process undertaken in the context of a detailed description of the role and capabilities required for a particular appointment.

Recommendations made by the Nomination Committee will be considered by the Board, which retains an unfettered discretion on the appointment of a Director to fill a casual vacancy or act as an additional director, prior to the formal election of that Director by the members of the Company at a general meeting.

2.4 Review of Board and Committees

An induction program exists for new directors joining the Westfield Board to help familiarise them with matters relating to the current issues before the Board. New Board members are provided with the opportunity to experience first hand the operations of the Group and to meet and discuss all aspects of the Group's operations with key members of executive management. As part of the induction program, the Company Secretary provides access to information in areas such as operations, finance, treasury and risk management to assist the new Board member as required.

New Directors receive a letter of appointment which sets out the key terms and conditions on which each Director is appointed. This letter provides that if a Director ceases to be a Director of the Company for any reason, he/she must also resign as a Director of Westfield Management and Westfield America Management. The letter of appointment conforms with the recommendations of the ASX Corporate Governance Council.

The letter also sets out a procedure by which Directors are able to take independent professional advice at the Group's expense. Directors are encouraged to direct any enquiries or requests for additional information to the Company Secretary, who will facilitate a response to the query and/or provide the Director with the requested information.

On an ongoing basis, Directors are provided with periodic updates on legal and corporate developments, particularly those pertaining to matters relating to the responsibilities of boards and directors generally, changes to the Corporations Act 2001, corporate governance principles, tax and accounting developments and other matters of interest. Management also makes regular presentations to the Board and Board Committees on operational, financial, treasury, legal and tax issues of relevance to the Board.

The Company Secretary is appointed and removed by the Board. The Company Secretary works with the Chairman, the Board and the Board Committees on all governance related issues. All Directors have access to the Company Secretary for the purpose of obtaining information or advice. The office of the Company Secretary also provides secretariat services for each of the Committees. The Committee agendas, paper and minutes are available to all members of the Board.

The Board undertakes ongoing self assessment and review of its performance and of the performance of the Board Committees. Board surveys are conducted on a regular basis in order to establish the views of all Directors on these issues.

During the year, the Committee discussed a range of issues relating to the roles, skills and performance of the Board, its procedures and practices. Overall, the Committee found that the Board has a wide diversity of skills, experience and views and that there are no obvious deficiencies in the collective skill set of the Board. The Committee is of the view that the Board has continued to work in a cohesive, focused and strategic way with Directors actively encouraged to express a full range of views.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

3.1 Code of Conduct

Directors' Code of Conduct

The Directors' Code of Conduct covers personal conduct, situations of conflict of interest, confidentiality and director independence. A copy of the Code of Conduct appears in the Corporate Governance section of the westfield.com website.

Compliance Manual

The Westfield Group has developed a Compliance Manual which provides detailed guidance to employees of the Group on the laws applicable in the jurisdiction in which they work and the standards of conduct and the procedures to be adopted to comply with those laws. For example, the Australian Compliance Manual deals with issues such as:

- occupational health and safety;
- trade practices;
- retail tenancy legislation;
- environment;
- Corporations Act and ASX Listing Rules requirements; and
- complaints handling procedures.

The conduct of all the Group's employees is governed by a set of core principles which incorporate the fundamental principles to which employees are expected to adhere when dealing with other staff members, customers and retailers, shareholders and the community. These values include requirements that Westfield staff, at all times:

- welcome a diversity of people;
- create a healthy and safe work environment;
- create an environment that motivates and allows staff to contribute and develop;
- display honest, just and fair management in all dealings with staff;
- meet the commitments of the Westfield Group;
- examine ways to continually improve processes in a manner which adds value;
- provide members with sustainable superior returns on a sustainable basis;
- constantly seek new opportunities and pursue sound growth and earning opportunities;
- conduct our activities in a safe and environmentally responsible manner; and
- contribute expertise and resources to promote positive interaction between all members of the community.

Staff Code of Conduct

Westfield's core principles are supplemented by the Staff Code of Conduct which is issued to all employees at the time of joining the Group and which deals, in broad terms, with issues such as:

- the high standards of personal conduct and ethical behaviour expected of all employees;
- the duty of employees to avoid conflicts of interest which may arise if the employee or any person or entity associated with that employee has a business arrangement or relationship with a Group company outside their normal employment relationship;
- the duty of employees to maintain confidentiality with respect to the Group's information and information provided by our retailers and customers;
- the duty of employees to avoid discrimination against any person; and
- the Group's policy prohibiting harassment in any form.

The Staff Code of Conduct, which is provided to, and acknowledged by, all employees who join Westfield, and the Compliance Manual are each reviewed on a regular basis to ensure they remain current. Compliance seminars to update staff on changes to legal requirements and procedures are conducted on a regular basis and all staff in the relevant divisions are required to attend.

It is the responsibility of each Director and employee to understand the Code of Conduct and other policies applicable to them and to bring to the attention of senior management any conduct or activities which may be in breach of those policies so that a proper investigation can be conducted.

Serious breaches of these policies (including matters such as suspicions of fraud or financial impropriety, auditing issues, improper or unethical behaviour or criminal activities) must be reported immediately to a compliance officer in the relevant country or to the Group Compliance Officer for investigation in accordance with the Group's policies. Where appropriate, the police or other regulatory authority will be informed.

Complaints are treated in a confidential manner. No action of any kind will be taken against a Westfield employee, adviser or contractor who, in good faith, makes an allegation against the Westfield Group, any employee, adviser or contractor, whether or not that complaint is confirmed by subsequent investigation.

Whistleblower Policy

The whistleblower policy forms an integral part of Westfield's compliance program. The policy has been adopted to ensure that concerns regarding unethical, unlawful or improper conduct may be raised without fear of reprisal.

Under the policy, Westfield has appointed Whistleblower Protection Officers in each country in which it operates. Employees are encouraged to report any genuine matter or behaviour that they honestly believe contravenes Westfield's Code of Conduct, policies or the law. Such matters may include any actual or suspected:

- conduct or practices which are illegal or breach any law;
- corrupt activities;
- theft or fraud;
- misleading or deceptive conduct of any kind;
- harm to public health or safety or the health or safety of any Westfield employee.

Westfield will investigate all reported concerns appropriately and will, where applicable, provide feedback regarding the investigation's outcome. Westfield will take any necessary action in response to a report and where no action is taken, an explanation will be provided. Where appropriate, a third party may be engaged to assist in the investigation.

Every six months a report is provided to the Westfield Audit and Compliance Committee summarising the whistleblower activities for the period.

3.2 Security Trading Policy

As part of its corporate governance framework, the Westfield Group is committed to promoting knowledge and awareness by its employees of the legal, regulatory and governance requirements to which the Group and its employees are subject, including prohibitions against insider trading.

All Directors and employees are subject to Corporations Act restrictions on buying, selling or subscribing for securities in the Westfield Group or any listed entity in respect of which a Group company is the responsible entity if they are in possession of price sensitive information (i.e. information which a reasonable person would expect to have a material impact on the price or value of the relevant security) which has not been published.

In addition, members of the Board and certain employees within the Westfield Group who have been notified that this policy applies to them are prohibited from trading in Westfield Group securities in certain defined black-out periods, which include periods leading up to an announcement of results.

At any other time, any member of the Board wishing to trade in the Group's securities must obtain a clearance from the Company Secretary.

A copy of the Security Trading Policy appears in the Corporate Governance section of the westfield.com website.

3.3 Hedging of Executive Awards and Performance Rights Policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Group's Security Trading Policy, participants in the Group's long term incentive plans are prohibited from entering into hedging arrangements in respect of their unvested awards in any of the incentive plans operated by the Group.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under any of the incentive plans. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the incentive plans.

A copy of the Hedging of Executive Awards and Performance Rights Policy is available in the Corporate Governance section of the westfield.com website.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 Audit and Compliance Committee

Composition

The primary function of the Westfield Group's Audit and Compliance Committee is to assist the Board in monitoring and reviewing internal financial controls and policies for identifying and managing relevant risks within the Group in order to safeguard the assets of the business and to ensure the integrity and reliability of financial and management reporting systems.

The composition of the Audit and Compliance Committee of each of the Company, Westfield Management and Westfield America Management is identical so that each Committee has the same membership and, for all purposes, act as one "Westfield Group" Committee.

The composition of the Audit and Compliance Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer AO	Chairman	Independent Director
David M Gonski AC	Member	Independent Director
Stephen P Johns	Member	Non-Executive Director

The Committee met five times during the Financial Year. All members of the Committee attended all of the meetings.

Biographies of the members of the Audit and Compliance Committee are included in the section on the Board of Directors in this Annual Report.

Compliance officers have been appointed for the Australian, United States, United Kingdom and New Zealand operations of the Group. Those officers are responsible for reviewing and monitoring the efficacy of compliance systems within the Group on an ongoing basis to ensure appropriate measures are in place to educate staff as to their compliance responsibilities and to report to the Audit and Compliance Committee on those matters.

Audit and Compliance Committee Charter

Amongst other things, the Audit and Compliance Committee Charter sets out the objectives and responsibilities of the Audit and Compliance Committee, which are listed below.

The Audit and Compliance Committee assists the Board in fulfilling its corporate governance responsibilities by:

- reviewing the adequacy of, and, where necessary, questioning management in relation to all regular financial reports prepared for release to members, the ASX, regulators and to the public including half-year and annual reports and financial statements of the Group;
- reporting to the Board on the half-year and annual reports and financial statements of the Group;
- making recommendations regarding the appointment, evaluation and removal of the Group's external auditor and reviewing and reporting to the Board on the adequacy, scope and quality of the annual statutory audit and half-year audit review and on the integrity and reliability of the financial statements;
- monitoring and reviewing the effectiveness of the Group's internal control environment, including the effectiveness of internal control procedures;
- monitoring and reviewing the reliability of financial reporting;
- monitoring and reviewing the compliance of the Group with applicable laws and regulations;
- monitoring the scope of the internal audit function to ensure that its resources are adequate and used effectively, including the co-ordination of the internal and external audit functions; and
- monitoring the adequacy and effectiveness of compliance *systems in relation to the legal exposures of the Group.*

Corporate Governance Statement (continued)

The Audit and Compliance Committee meets with external auditors at least twice each year (and more frequently if required) to review the adequacy of existing external audit arrangements and the scope of the audit. The internal and external auditors have a direct line of communication at any time to either the chairman of the Audit and Compliance Committee or the chairman of the Board.

The Audit and Compliance Committee reports to the Board after each Committee meeting.

The internal and external auditors, the Group Chief Financial Officer and the Group Compliance Officer are invited to attend Audit and Compliance Committee meetings at the discretion of the Committee. At least annually, the Audit and Compliance Committee meets with the internal auditor and external auditors without management being present.

Charter of Non-Audit Services

The Board has adopted a Charter of Non-Audit Services (formerly the Charter of Audit Independence). The purpose of this Charter is to ensure that the external auditor carries out the statutory audit function in a manner which is, at all times, demonstrably independent of the Westfield Group.

The Westfield Group recognises that a high quality, independent statutory audit is fundamental to the maintenance of sound corporate governance and to the proper functioning of the capital markets. It is an integral part of the process of providing members with clear, comprehensive and reliable financial information. This Charter reflects the Group's desire to preserve the independence of the statutory audit process.

Under the terms of the Charter the lead audit partner (having primary responsibility for the audit) and the audit partner responsible for reviewing the audit must rotate every five years. The Committee requires that a succession plan be presented to it for approval by the external auditor at least one year before the rotation is due to occur.

The Charter of Non-Audit Services also sets out some key requirements in the relationship between the external auditor and the Group and defines the scope and value of the non-audit services which may be provided by the external auditor to the Westfield Group without impacting the actual or perceived independence of the external auditor. The Charter also requires an annual confirmation by the external auditor regarding compliance with the terms of the Charter and a variety of other issues which impact the actual and perceived independence of the external auditor.

The Charter of Non-Audit Services appears in the Corporate Governance section of the westfield.com website.

4.2 Compliance Sub-Committee of the Audit and Compliance Committee

Under the Corporations Act, Westfield Management and Westfield America Management, as the responsible entities for Westfield Trust and Westfield America Trust respectively, are required to register a Compliance Plan with ASIC. The Compliance Plan outlines the measures which are to be applied by the responsible entity to ensure compliance with the Corporations Act and the respective Trust's Constitution.

The Compliance Sub-Committee (a sub-committee of the Audit and Compliance Committee) is responsible for monitoring Westfield's compliance with the Compliance Plan and reports on its findings to the Board through the Audit and Compliance Committee.

The members of the Compliance Sub-Committee are Mr John B Studdy AM (Chairman) and Mr Stephen P Johns. Mr Studdy served as a Director on the Board until he retired in May 2007.

The Sub-Committee met four times during the Financial Year. Both members of the Sub-Committee attended each of those meetings.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

5.1 Continuous Disclosure and Communications Policy

Westfield is committed to maintaining a level of disclosure that meets the highest standards and provides all investors with timely and equal access to high quality, relevant information to assist them in making informed decisions.

The Westfield Group's Continuous Disclosure and Communications Policy underlines the Group's commitment to ensuring that the Group's members and the market are provided with high quality, relevant and accurate information regarding its activities in a timely manner and that investors are able to trade in Westfield Group securities in a market which is efficient, competitive and informed as well as ensuring that market participants have an equal opportunity to review and assess information disclosed by the Group.

The Policy includes a vetting and authorisation process so that all disclosures are factual, do not omit material matters and are expressed in a clear and objective manner.

The Continuous Disclosure and Communications Policy appears in the Corporate Governance section of the westfield.com website.

PRINCIPLE 6: RESPECT THE RIGHTS OF MEMBERS

6.1 Communications with Members

The Westfield Group is committed to providing all members with comprehensive, timely and equal access to information about its activities to enable them to make informed investment decisions.

Westfield employs a wide range of communication approaches including direct communications with members, publication of all relevant company information in the Investor Services section of the westfield.com website, access to market briefings via webcasting and teleconferencing facilities.

The Westfield Group continues to use its website as a means of providing information to members and the broader investment community. A section of this website is dedicated to Westfield's investors. Media releases, investor presentations and interim and full-year financial reports are available for review on the westfield.com website. These announcements, presentations and reports are placed on the website immediately after they have been released to the ASX. An archive of announcements, presentations and reports is retained on the website for at least three years. Members with access to email can, through the westfield.com website, elect to be placed on an email mailing list in order to be sent certain corporate information as it is released.

Also available for review on the westfield.com website are notices of members' meetings and explanatory documents issued by Westfield in respect of those meetings. These are retained on the website for at least three years. The 2008 Annual General Meeting ("AGM") was broadcast live on the website. A copy of the Chairman's address to the AGM, the AGM presentation and the outcome of voting on the items of business are posted to the website following the AGM.

The Group encourages members to access the Annual Report online as this assists with the Group's commitment to the environment, as well as having the benefit of reducing costs. A printed copy of the Annual Report will only be sent to those members who have made an election to receive it. Otherwise members will be notified when the Annual Report is available to be accessed online at the westfield.com website. Members have also been encouraged to provide the Group with email addresses so that the Group can notify members when the Annual Report is available and to keep members updated on other member communications.

As the usage and acceptance of electronic communication in the community increases, the Westfield Group is working closely with its share registrar to investigate the potential for increased use of electronic means of communicating with its investors.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

7.1 Risk Oversight and Management and Internal Control

The responsibilities of the Board Risk Management Committee are detailed in the Board Risk Management Committee Charter, which is available in the Corporate Governance section of the westfield.com website.

The objective of the Committee is to assist the Board by monitoring and reviewing the corporate policies for identifying and managing relevant risks associated with the business of the Group and the adequacy of the Group's practices and procedures in implementing those policies. This includes monitoring and reviewing:

(a) the Group's policies regarding risk oversight and risk management which are incorporated in the Enterprise Risk Management Policy and Enterprise Risk Management Framework;

(b) the appropriateness of the Enterprise Risk Management Policy and internal control systems adopted by the Group;

(c) the Group's continuing processes for:

i) the identification of material financial, legal and operational risks associated with the conduct of the business of the Group;

ii) the maintenance of appropriate internal control systems designed to manage key risk areas;

iii) assessing the above matters in conjunction with management and the internal and external auditors; and

iv) monitoring and reporting against compliance with the Enterprise Risk Management Policy and Enterprise Risk Management Framework.

As at the date of this Annual Report, the composition of the Board Risk Management Committee is as set out in the table below:

Name	Position Held	Status
David H Lowy AM	Chairman	Non-Executive Director
Stephen P Johns	Member	Non-Executive Director
Gary H Weiss	Member	Independent Director

The Committee met four times during the Financial Year. Messrs Johns and Weiss attended all the meetings. Mr Lowy attended three of the four meetings.

The Charter of the Board Risk Management Committee appears in the Corporate Governance section of the westfield.com website.

Operating a vertically integrated shopping centre group undertaking ownership, construction, funds and asset management, property management, leasing and marketing inevitably involves risks of various kinds. Westfield's objective is to ensure that those business risks are identified and considered and that, where it is practical and economic, steps are taken to mitigate the impact of any risk which may eventuate.

Westfield regards risk management as an essential element in its management processes with linkages to every aspect of the Group's business including the acquisition of new centres, development of existing centres, expansion into new markets, relationships with major tenants and suppliers and treasury and capital management activities.

Westfield's approach to risk management involves:

- proactively identifying risk;
- properly assessing and making informed decisions on risk issues;
- ensuring that sound risk management issues are in place; and
- reviewing, as part of its regular business processes, the operation and adequacy of its risk management systems and the assumptions which dictate those systems.

Risk management at Westfield is aimed at managing the level of risk within parameters which are acceptable to the Group, rather than seeking to eliminate all risks. Westfield's risk management systems promote the need for informed and measured decision making on risk issues based on a systematic approach to risk identification, assessment, control, review and reporting.

The Westfield Group Board has adopted an Enterprise Risk Management Policy which is a general statement of the Group's philosophy with respect to risk management practices. The policy also states the responsibilities of various interested parties including the Board, various committees and executives generally. The Enterprise Risk Management Policy operates in conjunction with the Enterprise Risk Management Framework (also adopted by the Board) which outlines the framework adopted by the Group to identify, assess, manage and monitor the various risks inherent in the Group's business.

The Group's implementation of the Enterprise Risk Management Policy and Framework has been undertaken as follows:

- in conjunction with KPMG, each country and the corporate head office (Sydney) identified and assessed relevant risks;
- a profile was created with respect to each risk detailing current controls and planned improvements in those controls;
- each profile is reviewed as part of the budget process or more frequently if a change in circumstance occurs which materially impacts on the Group's assessment of the identified risk;
- planned process improvements are noted in an action register and followed up to ensure appropriate action is taken.

7.2 Management of Material Business Risks

In addition to the Board Risk Management Committee, there is an Executive Risk Management Committee which comprises the Group Chief Financial Officer, the Group General Counsel, a Deputy Group Chief Financial Officer, the Managing Directors and the Chief Risk Officer. This committee is responsible for:

- assisting in the formulation of all aspects of the risk management process to be adopted by the Group;
- overseeing the implementation of the Group's policies and procedures by management by ensuring that all phases of the process of identification, assessment, control, review and reporting are reflected appropriately in the business processes of the Group;
- ensuring that there is a proper allocation of responsibility for the implementation and conduct of the risk management process as between the Group's management in the various jurisdictions; and
- implementing appropriate systems for confirming compliance with all relevant laws and other regulatory obligations are complied with and for ensuring that the risk management processes of the Group are such that the Group Managing Directors and the Chief Financial Officer are able to give those certifications which are required to be given in order to comply with the Corporations Act, applicable accounting standards and the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations.

The Executive Risk Management Committee is required to report to the Board, through the Board Risk Management Committee, as to the effectiveness of the Group's management of its material risks.

7.3 Executive Chairman, Group Managing Directors and Chief Financial Officer Assurance

The Executive Chairman, the Group Managing Directors and the Group Chief Financial Officer confirm in writing to the Board, at the time the financial statements are being considered for approval by the Board, that in all material respects:

- the financial statements present a true and fair view; and
- that this assertion is founded on a sound system of financial risk management and internal compliance and control which implements the policies adopted by the Board; and
- that the Group's financial risk management and internal compliance and control systems are operating efficiently and effectively in all material respects in relation to financial reporting risks.

The Board receives regular reports from management, the Audit and Compliance Committee and the Board Risk Management Committee on areas where there are considered to be significant business risks and on the management of those risks. The internal audit function also monitors these risks and reports to the Audit and Compliance and Board Risk Management Committees.

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

The Group's remuneration policy is designed to attract and retain high calibre directors and senior executives capable of meeting the specific management needs of the Group.

The Group's current remuneration objectives and policies regarding determination of base pay, the short term variable bonus and long term equity linked incentives are explained in the Remuneration Report which forms part of the Directors' Report.

Details of the remuneration of all Directors, the five executives receiving the highest remuneration and key management personnel within the Group are set out in the Remuneration Report.

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8.1 Remuneration Committee

The Remuneration Committee is a committee of the Company only, as Westfield Trust and Westfield America Trust, as well as their responsible entities, have no employees.

The composition of the Remuneration Committee is as set out in the table below:

Name	Position Held	Status
Frederick G Hilmer AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski AC	Member	Independent Director

The Committee met three times during the Financial Year. All members of the Committee attended those meetings.

The Charter of the Remuneration Committee may be viewed on the Corporate Governance section on the westfield.com website.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Group;
- determining the specific remuneration packages for executive directors (including base pay, incentive payments, equity linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing and approving the policy for participation by senior executives in equity linked plans;
- reviewing and approving management's recommendations of the total proposed awards to be issued under each plan; and
- administering the equity linked plans as required in accordance with the rules of the plans.

8.2 Structure of Non-Executive Directors' Remuneration

Fees paid to Non-Executive Directors are determined by the Board, within the current maximum aggregate limit set by members of the Company. Current fees and emoluments are fully disclosed in the Remuneration Report section of the Directors' Report. Directors' fees are reviewed annually by the Remuneration Committee and by the Board taking into consideration the level of fees paid to non-executive directors by companies of a similar size and stature.

Non-Executive Directors are paid their fees in cash. The Non-Executive Directors do not participate in schemes designed for the remuneration of executives, nor do they receive options or bonus payments. The gross fee received by Non-Executive Directors is inclusive of any contribution that the Westfield Group is obliged to pay pursuant to the superannuation guarantee legislation. Non-Executive Directors are not entitled to any payment on retirement or resignation.

8.3 Payment of Equity Based Executive Remuneration with Thresholds Set in Plans Approved by Shareholders

During the course of the Financial Year, executive options issued pursuant to the Westfield Executive Option Plan vested and were exercised by executives. Executive share awards issued pursuant to the Westfield Executive Performance Share Plan also vested and were exercised during the Financial Year.

The Westfield Executive Option Plan and Westfield Executive Performance Share Plan were approved by members of the Company at the 1998 Annual General Meeting. No options or awards have been issued under these plans since 2003. There is no intention to issue any options or awards from these plans in the future.

Executives who exercised options and share awards during the Financial Year satisfied all vesting requirements of the Westfield Executive Option Plan and Westfield Executive Performance Share Plan. All options and awards issued under these plans have now vested and have been exercised by executives. There are no options and awards currently on issue under these plans.

Following the Westfield Group Merger, two equity linked plans, the Executive Deferred Award Plan ("EDA Plan") and the Partnership Incentive Plan ("PIP Plan") were introduced to replace the Westfield Executive Option Plan and Westfield Executive Performance Share Plan. A description of these plans and their operation is included in the Remuneration Report section of the Directors' Report.

Although benefits payable under the EDA Plan and PIP Plan are affected by movements in the value of Westfield Group stapled securities and distributions paid on those securities on the vesting of entitlements under these plans, no equity will be issued to participating executives. Implementation of these plans did not require member approval under the Corporations Act, the ASX Listing Rules or any other relevant legislation.

The Board has adopted a Hedging of Executive Awards and Performance Rights Policy that prohibits executives who participate in the Group's equity linked or equity settled performance plans from entering into hedging arrangements or other derivative transactions in respect of outstanding benefits (whether or not those benefits are subject to unsatisfied performance hurdles) under those plans.

The primary purpose of the prohibition is to ensure that at all times until the awards mature, there is alignment between the interests of the Group and its security holders and the interests of the executive. That alignment potentially ceases if the executive's economic interest in the award is hedged, with the effect that the executive is not affected or is affected to a lesser extent by the positive or negative movement in the value of the Group's securities. This policy can be accessed in the Corporate Governance section of the Westfield website.

Prior to the Merger, the Group had altered the nature of its long terms incentive plans from market priced options to zero priced options in the Company. That position has been maintained post Merger with the EDA and PIP Plans both of which are synthetic plans which simulate the grant, for zero consideration, of securities in the Westfield Group. On vesting of an EDA or PIP award, the executive receives a cash payment equal to the aggregate of distributions and capital growth of a Westfield Group security over the life of the award. The cash proceeds are taxed in the hands of the executive as ordinary income in the year of receipt.

The fundamental reason why the EDA and PIP awards are cash settled rather than equity settled is that tax laws previously in force did not provide the same exemptions for options over trust units as existed over shares in listed companies. However, in 2007 the Federal Government introduced legislation to correct this position with regard to stapled securities where the shares of a company are stapled to units in a trust.

As a result of this change, the Group conducted a further review of its existing incentive plans and, following that review, in 2008, the Group introduced zero priced performance rights plans ("Performance Rights Plans") in Australia and selectively in the United States and United Kingdom. The Performance Rights Plans have not been introduced generally across the jurisdictions because, having considered various options, the Group determined that it was not feasible to introduce a global equity settled incentive plan which was appropriate for broad distribution to all participants in the existing incentive plans. The Group considered that the administrative burden which would be placed on executives who would be required to make arrangements to receive and sell securities in the Australian market outweighed any perceived advantages of an equity settled plan. Accordingly, the Group decided that it would continue with the existing EDA and PIP Plans in all jurisdictions, apart from Australia and a small group of participants in the United States and the United Kingdom.

Essentially the Performance Rights Plans function in the same manner as the EDA and PIP Plans except that entitlements will be satisfied by the issue or transfer of a Westfield Group security to the plan participant on maturity or vesting of the right (as opposed to the payment of a cash amount). A description of these plans and their operation is included in the Remuneration Report section of the Directors' Report.

ASX CORPORATE GOVERNANCE COUNCIL

Corporate Governance Principles and Recommendations

	ASX Principle	Reference *	Comply (Y/N)
Principle 1:	**Lay Solid Foundations for Management and Oversight**		
1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Corporate Governance Statement – section 1.1	Y
1.2	Companies should disclose the process for evaluating the performance of senior executives.	Corporate Governance Statement – section 1.2 and 1.3	Y
1.3	Companies should provide the following information:		Y
	– an explanation of any departure from Recommendations 1.1, 1.2 or 1.3;	N/A	
	– whether a performance evaluation for senior executives has taken place in the reporting period and whether it was in accordance with the process disclosed.	Corporate Governance Statement – section 1.3	
	A statement of matters reserved for the board, or the board charter or the statement of areas of delegated authority to senior executives should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section.	The Board Charter can be found at www.westfield.com	
Principle 2:	**Structure the Board to Add Value**		
2.1	A majority of the board should be independent directors.	Corporate Governance Statement – section 2.1	Y
2.2	The chair should be an independent director.	Corporate Governance Statement – section 2.2	N
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Corporate Governance Statement – section 2.2	N
2.4	The board should establish a nomination committee.	Corporate Governance Statement – section 2.3	Y
	The nomination committee should be structured so that it:		
	– consists of a majority of independent directors;		Y
	– is chaired by an independent director;		N
	– has at least three members.		Y
2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Corporate Governance Statement – sections 2.3 and 2.4	Y
2.6	Companies should provide the following information in the corporate governance statement of the annual report:	Corporate Governance Statement	
	– the skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report;	Section 2.1 – cross reference to Directors' biographies	Y
	– the names of the directors considered by the board to constitute independent directors and the company's materiality thresholds;	Section 2.1	Y
	– the existence of any of the relationships listed in Box 2.1 and an explanation of why the board considers a director to be independent, notwithstanding the existence of those relationships;	Section 2.1	Y
	– a statement as to whether there is a procedure agreed by the board for directors to take independent professional advice at the expense of the company;	Section 2.4	Y
	– the period of office held by each director in office at the date of the annual report;	Section 2.1	Y
	– the names of members of the nomination committee and their attendance at meetings of the committee;	Section 2.3	Y
	– whether a performance evaluation for the board, its committee and directors has taken place in the reporting period and whether it was in accordance with the process disclosed;	Section 2.4	Y
	– an explanation of any departures from recommendations 2.1, 2.2, 2.3, 2.4, 2.5 or 2.6.	Section 2.2 and 2.3	Y
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:		
	– a description of the procedure for the selection and appointment of new directors and the re-election of incumbent directors;	Section 2.3 and 2.4	Y
	– the charter of the nomination committee or a summary of the role, rights, responsibilities and membership requirements for that committee;	The Charter of the Nomination Committee can be found at www.westfield.com	Y
	– the board's policy for the nomination and appointment of directors.		

 82-35029

ASX CORPORATE GOVERNANCE COUNCIL (CONTINUED)

Corporate Governance Principles and Recommendations

	ASX Principle	Reference *	Comply (Y/N)
Principle 3:	**Promote Ethical and Responsible Decision Making**		
3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to:	Corporate Governance Statement – section 3.1	Y
	– the practices necessary to maintain confidence in the company's integrity; – the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; – the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	The Directors' Code of Conduct can be found at www.westfield.com	Y
3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees and disclose the policy or a summary of that policy.	Corporate Governance Statement – section 3.2	Y
3.3	Companies should provide the following information:		
	An explanation of any departures from Recommendations 3.1, 3.2 or 3.3.	N/A	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section: – any applicable code of conduct or a summary; – the trading policy or a summary.	The Directors' Code of Conduct, Security Trading Policy and Hedging of Executive Awards and Performance Rights Policy can be found at www.westfield.com	Y
Principle 4:	**Safeguard Integrity in Financial Reporting**		
4.1	The board should establish an audit committee.	Corporate Governance Statement – section 4.1	Y
4.2	The audit committee should be structured so that it: – consists only of Non-Executive directors; – consists of a majority of independent directors; – is chaired by an independent chair, who is not chair of the board; – has at least three members.	Corporate Governance Statement – section 4.1	Y
4.3	The audit committee should have a formal charter.	Corporate Governance Statement – section 4.1	Y
4.4	Companies should provide the following information: – the names and qualifications of those appointed to the audit committee and their attendance at meetings of the committee; – the number of meetings of the audit committee;	Corporate Governance Statement – section 4.1	Y
	– explanation of any departures from Recommendations 4.1, 4.2, 4.3 or 4.4.	N/A	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section: – the audit committee charter; – information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners.	The Audit and Compliance Committee Charter and the Charter of Non-Audit Services can be found at www.westfield.com	Y
Principle 5:	**Make Timely and Balanced Disclosure**		
5.1	Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at senior executive level for that compliance and disclose those policies or a summary of those policies.	Corporate Governance Statement – section 5.1	Y
5.2	An explanation of any departures from Recommendations 5.1 or 5.2 should be included in the corporate governance statement in the annual report.	N/A	
	The policies or a summary of those policies designed to guide compliance with Listing Rule disclosure requirements should be made publicly available, ideally by posting them to the company's website in a clearly marked corporate governance section.	The Continuous Disclosure and Communications Policy can be found at www.westfield.com	Y

ASX CORPORATE GOVERNANCE COUNCIL (CONTINUED)

Corporate Governance Principles and Recommendations

	ASX Principle	Reference *	Comply (Y/N)
Principle 6:	**Respect the Rights of Shareholders**		
6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Corporate Governance Statement – section 6.1	Y
6.2	An explanation of any departure from Recommendations 6.1 or 6.2 should be included in the corporate governance statement in the annual report.	N/A	
	The company should describe how it will communicate with its shareholders publicly, ideally by posting this information on the company's website in a clearly marked corporate governance section.	The Continuous Disclosure and Communications Policy can be found at www.westfield.com	Y
Principle 7:	**Recognise and Manage Risk**		
7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Corporate Governance Statement – section 7.1	Y
7.2	The board should require management to design and implement the risk management and internal control system to manage the company's material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company's management of its material business risks.	Corporate Governance Statement – section 7.2	Y
7.3	The board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 259A of the Corporations Act is founded on a sound system or risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Corporate Governance Statement – section 7.3	Y
7.4	The following material should be included in the corporate governance statement in the annual report:		
	– an explanation of any departures from Recommendations 7.1, 7.2, 7.3 or 7.4;	N/A	
	– whether the board has received the report from management under Recommendation 7.2; – whether the board has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) under Recommendation 7.3.	Corporate Governance Statement – sections 7.2 and 7.3	Y
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section: – a summary of the company's policies on risk oversight and management of material business risks.	The Charter of the Board Risk Management Committee can be found at www.westfield.com	Y
Principle 8:	**Remunerate Fairly and Responsibly**		
8.1	The board should establish a remuneration committee.	Corporate Governance Statement – section 8.1	Y
8.2	Companies should clearly distinguish the structure of Non-Executive directors' remuneration from that of executive directors and senior executives.	Corporate Governance Statement – section 8 and cross reference to Remuneration Report	Y
8.3	The following material or a clear cross reference to the location of the material should be included in the corporate governance statement in the annual report:		
	– the names of the members of the remuneration committee and their attendance at meetings of the committee; – the existence and terms of any schemes for retirement benefits, other than superannuation, for Non-Executive directors;	Corporate Governance Statement – section 8.1 and cross reference to Remuneration Report	Y
	– an explanation of any departures from Recommendations 8.1, 8.2 or 8.3.	N/A	
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:		
	– the charter of the remuneration committee or a summary of the role, rights, responsibilities and membership requirements for that committee; – a summary of the company's policy on prohibiting entering into transactions in associated products which limit the economic risk of participating in unvested entitlements under any equity based remuneration schemes.	The Charter of the Remuneration Committee and the Hedging of Executive Awards and Performance Rights Policy can be found at www.westfield.com	

* the reference refers to the corresponding paragraph in the Corporate Governance Statement or to the Directors' Report.

Investor Relations

82-35029

Westfield Group is listed on the Australian Securities Exchange (ASX) under the code "WDC".

Please visit our website at *www.westfield.com/corporate* for a variety of investor information on the Group.

For ease of navigation, the site map information below has been reorganised by subject.

Westfield Group Website – Site Map

About Westfield Group
- Group Overview
- Board of Directors
- Senior Management
- Corporate Governance
- Environment & Community
- Corporate Offices
- History 1960-2000
- Timeline

News & Announcements
- Media Releases
- ASX Announcements
- Presentation & Briefings
- Annual Reports
- Financial Results
- Calendar

Property Portfolio
- Australia
- New Zealand
- United Kingdom
- United States
- New Developments

Investor Services
- Security Price
- WDC Securityholding Information
- Guide for New Investors
- American Depositary Receipt Program (ADR)
- Frequently Asked Questions
- Register for E-News
- Contact Investor Services

Careers
- Australia
- New Zealand
- United Kingdom
- United States

Electronic Information
By becoming an electronic investor and registering your email address, you can receive via email Group news and announcements, dividend/distributions statements, taxation statements and annual reports.

Secure Access to Your Securityholding
Details 24 Hours a Day.

Online – You can go to *www.westfield.com/corporate/investor-services* to access your securityholding information as well as extensive information on the Group including the latest press releases, results announcements, presentations and more.

To view your securityholding, you will need your SRN/HIN and will be asked to verify your postcode (inside Australia) or your country of residence (outside Australia).

Phone – You can confirm your holding balance, request forms and access distribution and trading information by phoning:

1300 132 211 or call +61 3 9415 4070 (outside Australia) then, pressing 2.

You will be asked to enter your SRN/HIN.

Westfield Group Securities
Westfield Group securities commenced trading on the Australian Stock Exchange on 5 July 2004 under the code 'WDC'.

A Westfield Group stapled security comprises:
- 1 Westfield Holdings share
- 1 Westfield Trust unit
- 1 Westfield America Trust unit;

and trade together as one security.

Westfield Group Distribution Details
Your interim distribution will be paid at the end of August and your final distribution paid at the end of February. Details of the 2008 year distribution are provided in the table below. To ensure timely receipt of your distribution, please consider the following:

Direct Credit
You can receive your distribution payment efficiently and safely by having it direct credited to your bank account. If you wish to register for direct credit, please complete the form and return it to the registry. This form can be downloaded from *www.westfield.com/corporate/investor-services* or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available to quote). Alternatively, you can update your details directly online at *www.westfield.com/corporate/investor-services/wdc-securityholding-information* and by clicking on "Your Online Securityholding Details".

Distribution Reinvestment Plan (DRP)
The Westfield Group DRP was introduced in February 2005. You can elect to participate in the DRP by completing a DRP form, which can be downloaded from *www.westfield.com/corporate/investor-services* or by phoning our Registry on 1300 132 211 (Please have your SRN/HIN available to quote). Alternatively, you can update your details directly online at *www.westfield.com/corporate/investor-services/wdc-securityholding-information* and by clicking on "Your Online Securityholding Details".

	Ordinary Securities	DRP Securities
Dividends/distributions for the year ended 31 December 2008	106.50	35.70
Interim dividend/distribution for the six months ended 30 June 2008 paid on 29 August 2008	**53.25**	**35.70**
Dividend in respect of a Westfield Holdings share	n/a	n/a
Distribution in respect of a Westfield Trust unit	28.25	18.94
Distribution in respect of a Westfield America Trust unit	25.00	16.76
Final dividend/distribution for the six months ended 31 December 2008 paid on 27 February 2009	**53.25**	**0.00** [i]
Dividend in respect of a Westfield Holdings share	10.00	0.00
Distribution in respect of a Westfield Trust unit	26.00	0.00
Distribution in respect of a Westfield America Trust unit	17.25	0.00

(i) The DRP was suspended for the August 2008 Distribution.

Tax File Number (TFN)
You are not required by law to provide your Tax File Number (TFN), Australian Business Number (ABN) or Exemption.

However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 46.5% for Australian resident members, may be deducted from distributions paid to you. If you have not supplied this information and wish to do so, please advise our Registry or your sponsoring broker.

Alternatively, you can update your details directly online at *www.westfield.com/corporate/investor-services/wdc-securityholding-information* and by clicking on "Your Online Securityholding Details".

Annual Tax Statement and 2008 Tax Guide
The Annual Tax Statement and Tax Guide are dispatched to securityholders in July each year.

Copies of historic statements are also available at: *www.westfield.com/corporate/investor-services*.

Un-presented Cheques & Unclaimed Funds
If you believe you have un-presented cheques please contact the Registry who will be able to do a search for you and assist you in recovering your funds. The Registry will be able to do a search going back seven years. Before this period, you would need to contact the NSW Office of State Revenue. If you believe you have unclaimed money please refer to the NSW Office of State Revenue website at *www.osr.nsw.gov.au*, where you can search for your funds and make a claim to recover your funds online.

Australian Capital Gains Tax Considerations
A Westfield Group stapled security comprises three separate assets for capital gains tax purposes. For capital gains tax purposes you need to apportion the cost of each stapled security and the proceeds on sale of each stapled security over the separate assets that make up the stapled security. This apportionment should be done on a reasonable basis. One possible method of apportionment is on the basis of the relative Net Tangible Assets (NTAs) of the individual entities.

These are set out by entity in the table below.

Relative Net Tangible Assets (NTA) of entities in Westfield Group	30 Jun 08	31 Dec 08
Westfield Holdings	6.83%	5.70%
Westfield Trust	65.29%	65.72%
Westfield America Trust	27.88%	28.58%

American Depositary Receipts (ADR)
Westfield Group established its ADR program in November 2006 providing a tradeable security in the United States.

Details of the ADR program are available on our website at: *www.westfield.com/corporate/investor-services/american-depositary-receipts*.

Contact Details
All changes of name, address, tax file number, payment instructions and document requests should be passed to the Registry or alternatively, you can update your details directly online at *www.westfield.com/corporate/investor-services/wdc-securityholding-information* and by clicking on "Your Online Securityholding Details".

Principal Share Registry
Computershare Investor Services P/L
GPO Box 2975
Melbourne VIC 3001
Telephone 1300 132 211
International +61 3 9415 4070
Facsimile +61 3 9473 2500
web.queries@computershare.com.au

All other queries are best directed to Westfield Group Investor Relations:

Level 24, 100 William Street
Sydney NSW 2011, Australia
GPO Box 4004
Sydney NSW 2001
Telephone +61 2 9358 7877
Facsimile +61 2 9358 7881
investor@au.westfield.com
www.westfield.com/corporate

Investor Feedback
If you have any complaints or feedback, please direct these in writing to Westfield Group Investor Relations at GPO Box 4004, Sydney NSW 2001.

Westfield Group Calendar

February
- Full Year Results released
- Income distribution for 6 months ending December

March
- Annual Report released

May
- Annual General Meeting
- 1st Quarter Update

July
- Annual Tax Statements released

August
- Half Year Results released
- Income distribution for the 6 months ending June

October
- Half Year Review released

November
- 3rd Quarter Update

Members' Information

FOR THE YEAR ENDED 31 DECEMBER 2008

82-35029

	Twenty Largest Holders of Stapled Securities in Westfield Group *	Number of Securities	% of Issued Securities
1	HSBC Custody Nominees (Australia) Limited	516,471,267	22.75
2	National Nominees Limited	337,119,058	14.85
3	J P Morgan Nominees Australia Limited	317,366,482	13.98
4	Citicorp Nominees Pty Limited	130,542,143	5.75
5	Cordera Holdings Pty Limited	123,607,561	5.44
6	Cogent Nominees Pty Limited	45,351,573	2.00
7	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	44,117,754	1.94
8	AMP Life Limited	41,173,400	1.81
9	ANZ Nominees Limited <Cash Income A/C>	40,612,717	1.79
10	ANZ Nominees Limited <Income Reinvest Plan A/C>	27,409,705	1.21
11	Cogent Nominees Pty Limited <SMP Account>	22,012,067	0.97
12	Bond Street Custodians Limited <ENH Property Securities A/C>	18,712,176	0.82
13	Franley Holdings Pty Limited	16,975,434	0.75
14	Mr Frank P Lowy	15,417,391	0.68
15	Queensland Investment Corporation	12,965,223	0.57
16	RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	12,508,356	0.55
17	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	11,098,129	0.49
18	Citicorp Nominees Pty Limited <CISL LPT No. 1 A/C>	10,354,351	0.46
19	Neweconomy Com Au Nominees Pty Limited <900 Account>	9,854,333	0.43
20	Bond Street Custodians Limited <Property Securities A/C>	8,718,678	0.38
		1,762,387,798	**77.62**

* Ordinary shares in Westfield Holdings Ltd were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger.

The stapled securities trade on the Australian Securities Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	No. of options*	No. of option holders	No. of stapled securities**	No. of security holders	% of securities in each category
1 – 1,000	0	0	32,028,439	65,469	1.41
1,001 – 5,000	0	0	117,569,030	54,663	5.18
5,001 – 10,000	0	0	41,902,556	6,103	1.85
10,001 – 100,000	52,500	1	73,782,285	3,206	3.25
100,001 and over	27,608,709	3	2,005,195,096	294	88.31
Total	**27,661,209**	**4**	**2,270,477,406**	**129,735**	**100.00**

As at 27 February 2009, 4,545 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

* There are 27,661,209 options on issue to four subsidiaries of the Company. Due to the stapling structure of the Westfield Group, these options cannot be exercised by these subsidiaries. The total number of options on issue at 27 February 2009 is 27,661,209.

* There are 2,390,992 performance rights on issue to a total of 154 Westfield Group employees. Under the stapling arrangements each of the Company, Westfield Trust and Westfield America Trust is required to issue securities on the vesting of a performance right.

** Subsidiaries of the Company also hold 83,084,363 units in Westfield America Trust which units are not stapled. There are 2,353,561,769 units in Westfield America Trust on issue.

Substantial Securityholders

The names of the Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Group, are as follows:

Members of the Lowy family and associates	179,598,386
Commonwealth Bank of Australia	151,483,363
Barclay's Group	118,042,076

Directory

82-35029

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

As part of the Group's focus on environmental factors affecting its business, this Annual Report is printed on papers produced by UPM Kymmene, the No.1 forest products company on the Dow Jones sustainability index 2007.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF).

Novatech is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007)

DESIGN: MONCHOCREATIVE.COM.AU
PRODUCTION: OCTOPUS SOLUTIONS

82-35029

www.westfield.com/corporate

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone **02 9358 7000**
Facsimile **02 9358 7077**
Internet **www.westfield.com**

26 March 2009

RECEIVED
2009 APR -2 A 8:29

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
ANNUAL FINANCIAL REPORTS FOR WESTFIELD TRUST AND WESTFIELD AMERICA TRUST

The following documents are attached:

1. Annual Financial Report for Westfield Trust for the financial year ended 31 December 2008; and

2. Annual Financial Report for Westfield America Trust for the financial year ended 31 December 2008.

Copies of the reports may be accessed on the Westfield website – www.westfield.com/corporate.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449

82-35029

Westfield

Westfield Trust Financial Report 31 December 2008

Westfield Management Limited ABN 41 001 670 579
AFSL No. 230329 as responsible entity of **Westfield Trust** ARSN 090 849 746

Directory

82-35029

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
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ADR Registry
Bank of New York Mellon
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101 Barclay Street
22nd Floor
New York, New York 10286
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Facsimile: +1 212 571 3050
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Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

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Financial Report

WESTFIELD TRUST
For the financial year ended 31 December 2008

Contents

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Revenue					
Property revenue	3	**1,662.1**	1,549.6	**668.4**	598.8
		1,662.1	1,549.6	**668.4**	598.8
Share of after tax profits of equity accounted entities					
Property revenue		**125.8**	113.2	-	-
Property revaluations		**(69.6)**	157.5	-	-
Property expenses and outgoings		**(36.1)**	(32.9)	-	-
Net interest expense		**(2.5)**	0.4	-	-
	12(b)	**17.6**	238.2	-	-
Expenses					
Property expenses and outgoings		**(471.1)**	(418.0)	**(194.0)**	(165.1)
Property and funds management costs		**(17.0)**	(17.0)	**(14.2)**	(10.1)
Corporate costs		**(5.3)**	(4.9)	**(4.8)**	(4.4)
		(493.4)	(439.9)	**(213.0)**	(179.6)
Interest income		**18.0**	65.1	**13.6**	56.7
Net capital profit on realisation of assets	4	**15.6**	30.2	**4.3**	3.8
Currency derivatives		**(12.1)**	109.1	**21.5**	116.1
Financing costs	5	**(742.7)**	(349.0)	**(571.9)**	(278.0)
Distributions from subsidiaries		-	-	**628.4**	639.3
Property revaluations	11, 13, 20	**(474.8)**	1,398.5	**(417.6)**	503.6
Profit/(loss) before tax expense and minority interests		**(9.7)**	2,601.8	**133.7**	1,460.7
Tax benefit/(expense)	6(a)	**27.2**	(71.9)	-	-
Profit after tax benefit/(expense) for the period		**17.5**	2,529.9	**133.7**	1,460.7
Less: net profit attributable to minority interests		**(14.5)**	(22.8)	-	-
Net profit attributable to members of Westfield Trust ("WT")		**3.0**	2,507.1	**133.7**	1,460.7

	Note	cents	cents
Basic earnings per unit	7	**0.15**	134.47
Diluted earnings/(loss) per unit	7	**(4.66)**	127.09

	Note	$million	$million
Final Distribution proposed	23(a)	**510.8**	446.7
Interim Distribution paid	23(b)	**549.9**	517.1
Total Distribution		**1,060.7**	963.8
Weighted average number of units entitled to distribution at 31 December (millions)		**1,955.7**	1,863.3

	cents	cents
6 months ended 31 December		
Distribution proposed per ordinary unit	**26.00**	23.00
6 months ended 30 June		
Distribution paid per ordinary unit	**28.25**	29.00
Distribution paid per DRP unit	**18.94**	19.55

Balance Sheet

AS AT 31 DECEMBER 2008

82-35029

		Consolidated		Parent Entity	
	Note	**31 Dec 08 $million**	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Current assets					
Cash and cash equivalents	22(a)	**144.1**	90.5	**69.7**	35.9
Trade receivables		**17.4**	16.3	**6.0**	4.7
Derivative assets	8	**35.0**	36.5	**35.0**	28.3
Receivables	9	**1,839.6**	2,515.0	**2,034.1**	2,607.4
Prepayments and deferred costs	10	**11.2**	15.2	**8.1**	11.7
Total current assets		**2,047.3**	2,673.5	**2,152.9**	2,688.0
Non current assets					
Investment properties	11	**22,221.7**	21,822.2	**8,643.7**	8,453.8
Equity accounted investments	12(a)	**1,612.3**	1,625.7	**-**	-
Other investments	13	**1,342.3**	1,168.8	**14,107.7**	13,833.3
Derivative assets	8	**481.3**	283.9	**481.3**	269.3
Prepayments and deferred costs	10	**12.1**	14.5	**12.1**	14.5
Total non current assets		**25,669.7**	24,915.1	**23,244.8**	22,570.9
Total assets		**27,717.0**	27,588.6	**25,397.7**	25,258.9
Current liabilities					
Payables	14	**1,410.1**	1,658.5	**1,104.6**	1,463.7
Tax payable		**7.8**	-	**-**	-
Interest bearing liabilities	15	**1,617.0**	1,068.3	**1,572.2**	1,018.3
Other financial liabilities	16	**1.3**	-	**1.3**	-
Derivative liabilities	17	**21.1**	43.9	**21.1**	36.0
Total current liabilities		**3,057.3**	2,770.7	**2,699.2**	2,518.0
Non current liabilities					
Interest bearing liabilities	15	**5,970.3**	4,785.4	**4,605.4**	3,243.0
Other financial liabilities	16	**1,271.8**	1,690.7	**1,271.8**	1,690.7
Deferred tax liabilities	6(b)	**386.1**	417.1	**-**	-
Derivative liabilities	17	**361.0**	291.8	**346.6**	364.7
Total non current liabilities		**7,989.2**	7,185.0	**6,223.8**	5,298.4
Total liabilities		**11,046.5**	9,955.7	**8,923.0**	7,816.4
Net assets		**16,670.5**	17,632.9	**16,474.7**	17,442.5
Equity attributable to members of WT					
Contributed equity	18(b)	**8,196.2**	8,033.8	**8,196.2**	8,033.8
Reserves	20	**56.8**	193.4	**5,292.0**	5,559.3
Retained profits	21	**8,221.7**	9,215.3	**2,986.5**	3,849.4
Total equity attributable to members of WT		**16,474.7**	17,442.5	**16,474.7**	17,442.5
Equity attributable to minority interests					
Contributed equity		**94.0**	94.0	**-**	-
Retained profits		**101.8**	96.4	**-**	-
Total equity attributable to minority interests		**195.8**	190.4	**-**	-
Total Equity		**16,670.5**	17,632.9	**16,474.7**	17,442.5

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2008

82-35029

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Changes in equity attributable to members of WT					
Opening balance of equity		**17,442.5**	13,928.6	**17,442.5**	13,928.6
Movements in foreign currency translation reserve					
Net exchange difference on translation of foreign operations directly recognised in equity	20(a)	**(77.4)**	(2.1)	-	-
Movements in asset revaluation reserve					
Revaluation increment (decrement)	20(b)	**(59.2)**	(84.4)	**(267.3)**	959.9
Net profit attributable to members of WT		**3.0**	2,507.1	**133.7**	1,460.7
Total income and expenses for the period		**17,308.9**	16,349.2	**17,308.9**	16,349.2
Movements in contributed equity					
Pro-rata entitlement offer	18(b)	**-**	1,769.7	-	1,769.7
Distribution reinvestment plan	18(b)	**70.4**	153.7	**70.4**	153.7
Conversion of options	18(b)	**92.0**	48.3	**92.0**	48.3
Costs associated with the pro-rata entitlement offer	18(b)	-	(25.9)	-	(25.9)
Movements in retained profits					
Distributions paid	23(b)	**(996.6)**	(852.5)	**(996.6)**	(852.5)
Closing balance of equity attributable to members of WT		**16,474.7**	17,442.5	**16,474.7**	17,442.5
Changes in equity attributable to minority interests					
Opening balance of equity		**190.4**	176.5	-	-
Net profit attributable to external minority interests		**14.5**	22.8	-	-
Distributions paid or provided for		**(9.1)**	(8.9)	-	-
Closing balance of equity attributable to minority interests		**195.8**	190.4	**-**	-
Total Equity		**16,670.5**	17,632.9	**16,474.7**	17,442.5

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Cash flows from operating activities					
Receipts in the course of operations (including GST)		**1,881.3**	1,706.4	**760.8**	683.2
Payments in the course of operations (including GST)		**(517.6)**	(461.7)	**(210.0)**	(213.9)
Distributions received from subsidiaries, equity accounted entities and listed investments		**85.9**	69.7	**527.2**	693.8
Goods and services taxes paid		**(125.6)**	(137.8)	**(48.0)**	(47.1)
Net cash flows from operating activities	22(b)	**1,324.0**	1,176.6	**1,030.0**	1,116.0
Cash flows from investing activities					
Payments for the acquisition of property investments		**-**	(110.6)	**-**	(89.1)
Payments of capital expenditure for property investments and subsidiary investments		**(513.9)**	(620.9)	**(482.6)**	(392.1)
Payments for the acquisition of other investments		**(787.8)**	(46.4)	**(753.1)**	(46.4)
Proceeds from the sale of property investments and other investments		**53.0**	1,075.0	**7.0**	853.9
Payments for investments in equity accounted investments		**(54.8)**	(8.3)	**-**	-
Net cash flows from (used in) investing activities		**(1,303.5)**	288.8	**(1,228.7)**	326.3
Cash flows from financing activities					
Proceeds from the issuance of units		**70.4**	1,942.8	**70.4**	1,942.8
Payment for costs associated with pro-rata entitlement offer		**(5.7)**	(20.2)	**(5.7)**	(20.2)
Net proceeds from (repayments of) interest bearing liabilities		**144.7**	(1,862.8)	**1,870.3**	(241.4)
Proceeds from the issuance of property-linked notes		**-**	1,262.9	**-**	1,262.9
Financing costs		**(484.2)**	(502.4)	**(400.2)**	(275.2)
Interest received		**12.3**	69.3	**18.5**	61.6
Distributions paid		**(996.6)**	(852.5)	**(996.6)**	(852.5)
Distributions paid by controlled entities to minority interests		**(9.1)**	(8.7)	**-**	-
Net proceeds from /(repayments to) related entities		**1,302.1**	(1,468.3)	**(324.2)**	(3,314.6)
Net cash flows from (used in) financing activities		**33.9**	(1,439.9)	**232.5**	(1,436.6)
Net increase in cash and cash equivalents held		**54.4**	25.5	**33.8**	5.7
Add opening cash and cash equivalents brought forward		**90.5**	65.1	**35.9**	30.2
Effects of exchange rate changes on cash and cash equivalents		**(0.8)**	(0.1)	**-**	-
Cash and cash equivalents at the end of the year	22(a)	**144.1**	90.5	**69.7**	35.9

Index of Notes to the Financial Statements

82-35029

FOR THE YEAR ENDED 31 DECEMBER 2008

Notes to the Financial Statements

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report comprising Westfield Trust ("WT") and its controlled entities (collectively "the Group") for the year ended 31 December 2008 was approved in accordance with a resolution of The Board of Directors of Westfield Management Limited as responsible entity of WT ("Responsible Entity") on 16 March 2009.

The nature of the operations and principal activities of WT are described in the Directors' Report.

(b) Statement of Compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards board.

Certain Australian Accounting Standards and interpretations have recently been issued or amended but are not yet effective and have not been adopted by the Group for the year ended 31 December 2008. The impact of these new or amended standards (to the extent relevant to the Group) and interpretations are as follows:

- AASB 3 (Revised) Business Combinations: The revised standard introduces significant changes to accounting for business combinations including any internal restructures meeting the definition of a business combination. These changes will only impact accounting for business combinations that occur from 1 July 2009;
- AASB 8 Operating Segments: This new standard requires the "management approach" to disclosing information about reportable segments. The revised standard is applicable from 1 January 2009;
- AASB 101 (Revised) Presentation of Financial Statements: This revised standard introduces a number of amendments that may impact the presentation of the Group's primary financial statements and notes to the financial statements. The revised standard is applicable from 1 January 2009;
- AASB 123 (Revised) Borrowing Costs: This revised standard requires all borrowing costs associated with a qualifying asset to be capitalised. The revised standard is applicable from 1 January 2009; and
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvement Projects: The improvement project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. These standards are applicable from 1 July 2009.

These recently issued and amended standards are not expected to have a significant impact on the amounts recognised in the financial statements when restated on application of these new accounting standards.

(c) Basis of Accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, other investments and other financial liabilities which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Listed Property Trust Units

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield America Trust ("WAT") and WT. The securities trade as one security on the Australian Securities Exchange ("ASX") under the code WDC. The stapling transaction is referred to as the "Merger".

(b) Consolidation and classification

The consolidated financial report comprises the financial statements and notes to the financial statements of WT (the "Parent Entity"), and each of its controlled entities as from the date the Parent Entity obtained control until such time control ceased. The Parent Entity and Subsidiaries are collectively referred to as the economic entity known as the Group. Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter-entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered. Minority interest for the period 1 January to 31 December 2008 represents interests in Carindale Property Trust ("CPT") not held by the Group.

i) Synchronisation of Financial Year

By an order dated 5 November 2001, made by the Australian Securities and Investment Commission ("ASIC") pursuant to subsection 340(1) of the Act, the Directors of the Responsible Entity have been relieved from compliance with subsection 323D(3) of the Act insofar as that subsection requires them to ensure the financial year of the controlled entity CPT, coincides with the financial year of the Parent Entity.

Notwithstanding that the financial year of CPT ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Entity being 31 December.

ii) Joint Ventures

Joint venture operations

The Group has significant co-ownership interests in a number of properties through unincorporated joint ventures. These interests are held directly and jointly as tenants in common. The Group's proportionate share in the income, expenditure, assets and liabilities of property interests held as tenants in common have been included in their respective classifications in the financial report.

Joint venture entities

The Group has significant co-ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

iii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investment in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iv) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased. Minority interests are shown as a separate item in the consolidated financial statements.

(c) Investment properties

The Group's investment properties include shopping centre investments and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

Initially, shopping centre investment properties are measured at cost including transaction costs. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

Independent valuations of shopping centres are proposed annually. The Directors' assessment of fair value of each shopping centre investment property takes into account the annual independent valuation, with updates at year end of independent valuations that were prepared at the half year. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions including future rental income, appropriate discount rate and make reference to market evidence of transaction prices for similar properties. Capitalisation rates in the range of 5.00% to 8.25% have been applied.

ii) Development projects

The Group's development projects include costs incurred for the current and future redevelopment and expansion of new and existing shopping centre investments. Development projects include capitalised construction and development costs and where applicable, borrowing costs incurred on qualifying developments.

Development projects that meet the definition of investment properties are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of development projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. Development projects that do not meet the definition of investment properties are carried at lower of cost or recoverable amount. On completion, development projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment of fair value and possible impairment in the fair value of shopping centre investment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(d) Other investments

Other investments are designated investments available for sale and are stated at fair value. Listed investments in entities are stated at fair values based on their market values. Unlisted investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value.

Gains or losses on available for sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement and reported as property revaluation.

(e) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currencies of the Parent Entity and its Australian subsidiaries is Australian dollars. The functional currency of the New Zealand entities is New Zealand dollars. The presentation currency of the overseas entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency.

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date. Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheet of foreign subsidiaries are translated at exchange rates ruling at balance date and the income statement of foreign subsidiaries are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations are taken directly to the foreign currency translation reserve.

On consolidation, exchange differences and the related tax effect on foreign currency denominated loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations are taken directly to the foreign currency translation reserve.

(f) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Certain tenant allowances that are classified as lease incentives are recorded as part of investment properties and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

(g) Expenses

Expenses including rates, taxes and other outgoings, are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(h) Taxation

(i) Under current Australian income tax legislation WT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WT's constitution. WT's New Zealand controlled entities are subject to New Zealand tax on their earnings. Dividends paid by those entities to WT are subject to New Zealand dividend withholding tax.

Under current Australian income tax legislation, holders of the stapled securities of the Westfield Group may be entitled to receive a foreign tax credit for New Zealand withholding tax deducted from dividends paid by WT's New Zealand controlled entities to WT.

(ii) Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

(i) Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST (or equivalent tax in overseas locations) except where the GST incurred on purchase of goods and services is not recoverable from the tax authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amounts of GST included.

The net amount of GST payable or receivable to government authorities is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(j) Financing costs
Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the associated financing costs are capitalised.

Refer to Note 2(m) for other items included in financing costs.

(k) Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meets the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(l) Contributed equity
Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the proceeds received.

(m) Derivative and other financial instruments
The Group utilises derivative financial instruments, including forward exchange contracts, currency options, currency and interest rate swaps to manage the risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are recognised at fair value.

The Group has set defined policies and implemented a comprehensive hedging program to manage interest and exchange rate risks. Derivative instruments are transacted to achieve the economic outcomes in line with the Group's treasury policy and hedging program and are not transacted for speculative purposes. Accounting standards however require compliance with onerous documentation, designation and effectiveness parameters before a derivative financial instrument is deemed to qualify for hedge accounting treatment. These documentation, designation and effectiveness requirements are not met in all circumstances. As a result, all derivatives instruments, other than cross currency swaps that hedge net investments in foreign operations, are deemed not to qualify for hedge accounting and are recorded at fair value. Gains or losses arising from the movement in fair values are recorded in the income statement.

The fair value of forward exchange contracts, currency options and cross currency swaps are calculated by reference to relevant market rates for contracts with similar maturity profiles. The fair value of interest rate swaps are determined by reference to market rates for similar instruments.

Gains or losses arising on the movements in the fair value of cross currency swaps which hedge net investments in foreign operations are recognised in the foreign currency translation reserve.
Where a cross currency swap, or portion thereof, is deemed an ineffective hedge for accounting purposes, gains or losses thereon are recognised in the income statement. On disposal of a net investment in foreign operations, the cumulative gains or losses recognised previously in the foreign currency translation reserve are transferred to the income statement.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets
Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short term deposits with an original maturity of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily converted to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are usually due within 30 days. Collectability of trade and sundry receivables is reviewed on an ongoing basis. Individual debts that are determined to be uncollectible are written off when identified. An impairment provision for doubtful debts is recognised when there is evidence that the Group will not be able to collect the receivable.

ii) Financial liabilities
Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 60 days.

Interest bearing liabilities

Interest bearing liabilities are recognised initially at the fair value of the consideration received less any directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recorded at amortised cost using the effective interest rate method.

Interest bearing liabilities are classified as current liabilities where the liability has been drawn under a financing facility which expires within one year. Amounts drawn under financing facilities which expire after one year are classified as non current.

Financing costs for interest bearing liabilities are recognised as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include property linked notes and convertible notes. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption, the instrument is classified as a financial liability and is fair valued through the income statement.

The fair value of property linked notes are determined by reference to the fair value of the underlying linked property investments. The fair value of convertible notes are determined in accordance with generally accepted pricing models using current market prices in accordance with the terms of each instrument as set out in Note 16.

(n) Recoverable amount of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(o) Earnings per unit
Basic earnings per unit is calculated as net profit attributable to members divided by the weighted average number of ordinary units. Diluted earnings per unit is calculated as net profit attributable to members adjusted for any dilutive impact of dilutive potential ordinary units and divided by the weighted average number of ordinary units and dilutive potential ordinary units.

(p) Rounding
In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

82-35029

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 3 PROPERTY REVENUE				
Shopping centre base rent and other property income	**1,683.3**	1,567.3	**676.9**	606.7
Amortisation of tenant allowances	**(21.2)**	(17.7)	**(8.5)**	(7.9)
	1,662.1	1,549.6	**668.4**	598.8
NOTE 4 NET CAPITAL PROFIT ON REALISATION OF ASSETS				
Revenues from asset sales	**53.0**	938.6	**7.0**	717.5
Carrying value of assets sold and capital costs written off	**(37.4)**	(908.4)	**(2.7)**	(713.7)
	15.6	30.2	**4.3**	3.8
NOTE 5 FINANCING COSTS				
Gross financing costs (excluding net fair value gain/(loss) on interest rate hedges that do not qualify for hedge accounting)				
- Interest bearing liabilities	**(282.2)**	(301.1)	**(22.9)**	(21.2)
- Other financial liabilities	**(15.2)**	(14.9)	**(15.2)**	(14.9)
Related party borrowing costs	**(111.0)**	(63.4)	**(281.9)**	(241.4)
Financing costs capitalised to construction projects	**25.7**	17.1	**24.7**	5.8
Financing costs	**(382.7)**	(362.3)	**(295.3)**	(271.7)
Finance leases interest expense	**(2.1)**	(2.4)	**-**	-
Net fair value gain /(loss) on interest rate hedges that do not qualify for hedge accounting	**(439.9)**	185.7	**(358.6)**	163.7
Realised mark to market on termination of surplus interest rate swaps	**(34.8)**	–	**(34.8)**	–
Interest expense on other financial liabilities	**(70.1)**	(64.0)	**(70.1)**	(64.0)
Net fair value gain /(loss) on other financial liabilities	**186.9**	(106.0)	**186.9**	(106.0)
	(742.7)	(349.0)	**(571.9)**	(278.0)
NOTE 6 TAXATION				
(a) Tax benefit (expense)				
Current - underlying tax	**(3.5)**	-	**-**	-
Deferred tax - benefit from reduction of tax rates	**-**	34.6	**-**	-
Deferred tax - net fair value movements of investment properties	**30.7**	(106.5)	**-**	-
	27.2	(71.9)	**-**	-
The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the income statement as follows:				
Accounting profit (loss) before income tax benefit (expense)	**(9.7)**	2,601.8	**133.7**	1,460.7
Prima facie tax benefit (expense) at 30% (31 December 2007: 30%)	**2.9**	(780.5)	**(40.1)**	(438.2)
Australian trust income not assessable	**24.3**	674.0	**40.1**	438.2
Effect of change in New Zealand income tax rate to 30% (31 December 2006: 33%)	**-**	34.6	**-**	-
Tax benefit (expense)	**27.2**	(71.9)	**-**	-
(b) Deferred tax liabilities				
Tax effect of book value in excess of the tax cost base of investment properties	**386.1**	417.1	**-**	-
	386.1	417.1	**-**	-

	Consolidated	
	31 Dec 08 cents	31 Dec 07 cents
NOTE 7 EARNINGS PER UNIT		
(a) Attributable to members of WT		
Basic earnings per unit	**0.15**	134.47
Diluted earnings/(loss) per unit	**(4.66)**	127.09

The following reflects the income and unit data used in the calculations of basic and diluted earnings per unit:

	No. of units	No. of units
Weighted average number of ordinary units used in calculating basic earnings per unit[(i)]	**1,948,483,936**	1,864,402,754
Bonus element of unit options which are dilutive	**99,112,882**	108,305,230
Adjusted weighted average number of ordinary units used in calculating diluted earnings per unit	**2,047,596,818**	1,972,707,984

	$million	$million
Earnings used in calculating basic earnings per unit	**3.0**	2,507.1
Adjustment to earnings on options which are considered dilutive	**(98.4)**	-
Earnings/(losses) used in calculating diluted earnings per unit	**(95.4)**	2,507.1

The weighted average number of converted, lapsed or cancelled potential ordinary units used in diluted earnings per unit was 3,306,435 (31 December 2007: 477,716).

(i) 1,948.5 million (31 December 2007: 1,864.4 million) weighted average number of units on issue for the period has been included in the calculation of basic and diluted earnings per unit as reported in the income statement. In 2007, this included an adjustment for the bonus element of the pro-rata entitlement offer, which was completed in July 2007, being 4.376 million units for the period to July 2007.

(b) Conversions, calls, subscription or issues after 31 December 2008

Since the end of the financial year:

- 276,190,500 new ordinary stapled securities have been issued by the Westfield Group as a consequence of a fully underwritten placement; and
- 29,515,871 stapled securities have been issued the Westfield Group pursuant to the Westfield Group Distribution Reinvestment Plan.

There have been no other conversions to, calls of, or subscriptions for ordinary units or issues of potential ordinary units since the reporting date and before the completion of this report.

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 8 DERIVATIVE ASSETS				
Current				
Receivables on forward exchange contracts	**7.9**	22.0	-	-
Receivables on forward exchange contracts with related entities	-	-	**7.9**	8.0
Receivables on cross currency contracts	**2.8**	7.6	-	-
Receivables on cross currency contracts with related entities	-	-	**2.8**	11.2
Receivables on interest rate swaps	**24.3**	5.4	**21.4**	5.8
Receivables on interest rate swaps with related entities	-	1.5	**2.9**	3.3
	35.0	36.5	**35.0**	28.3
Non Current				
Receivables on cross currency contracts	**196.7**	31.8	-	-
Receivables on cross currency contracts with related entities	**153.4**	-	**350.1**	31.8
Receivables on forward exchange contracts	**7.0**	2.7	-	-
Receivables on forward exchange contracts with related entities	-	-	**7.0**	-
Receivables on interest rate swaps	**72.6**	137.0	**66.0**	102.7
Receivables on interest rate swaps with related entities	**51.6**	112.4	**58.2**	134.8
	481.3	283.9	**481.3**	269.3
NOTE 9 RECEIVABLES				
Current				
Sundry debtors	**86.4**	98.4	**44.5**	63.4
Amounts receivable from subsidiaries	-	-	**232.3**	127.4
Interest bearing loans receivable from related entities	-	667.2	-	667.2
Non interest bearing loans receivable from related entities	**1,753.2**	1,749.4	**1,757.3**	1,749.4
	1,839.6	2,515.0	**2,034.1**	2,607.4

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 10 PREPAYMENTS AND DEFERRED COSTS				
Current				
Prepayments and deposits	**8.3**	12.3	**5.2**	8.8
Deferred costs - other	**2.9**	2.9	**2.9**	2.9
	11.2	15.2	**8.1**	11.7
Non Current				
Deferred costs - other	**12.1**	14.5	**12.1**	14.5
	12.1	14.5	**12.1**	14.5
NOTE 11 INVESTMENT PROPERTIES				
Shopping centre investments	**21,775.5**	21,230.7	**8,546.9**	8,258.9
Development projects	**446.2**	591.5	**96.8**	194.9
	22,221.7	21,822.2	**8,643.7**	8,453.8
Movement in investment properties				
Balance at the beginning of the year	**21,822.2**	20,613.2	**8,453.8**	7,738.3
Acquisition of properties	**-**	110.6	**-**	89.1
Disposal of properties	**(2.7)**	(908.4)	**(2.7)**	-
Redevelopment costs	**545.8**	636.5	**126.7**	122.8
Net revaluation increment	**8.7**	1,398.5	**65.9**	503.6
Retranslation of foreign operations	**(152.3)**	(28.2)	**-**	-
Balance at the end of the year	**22,221.7**	21,822.2	**8,643.7**	8,453.8
A reconciliation of investment properties at market value to the carrying value is shown below:				
Investment properties at market value	**22,189.1**	21,785.1	**8,642.0**	8,453.8
Add ground leases included as finance leases	**32.6**	37.1	**1.7**	-
Carrying value of investment properties	**22,221.7**	21,822.2	**8,643.7**	8,453.8

Investment properties are carried at the Directors' determination of fair value which takes into account annual independent valuations, with updates at year end of independent valuations that were prepared at the half year. The carrying amount of investment properties comprises the original acquisition cost, subsequent capital expenditure, tenant allowances, deferred costs, ground lease, straight-line rent and revaluation increments and decrements. In prior period financial statements, tenant allowances, deferred costs and straight-line rent were disclosed as separate asset classes. Tenant allowances, deferred costs, ground leases and straight-line rent are included in the property investment balance to reflect the value of the entire shopping centre. The prior period amounts have been reclassified to reflect this change in disclosure. Total assets, net assets and equity have not changed as a result of this reclassification.

An independent valuation of a shopping centre is conducted annually with the exception of those shopping centres under development. Independent valuations are conducted in accordance with International Valuation Standards Committee for Australian and New Zealand properties. The property capitalisation rates range from 5.0% to 8.25%. Refer to Note 14(a) and (b) of the Westfield Group Financial Report for details of property capitalisation rates by shopping centre.

The independent valuation uses capitalisation of net income method and the discounting of future net cash flows to their present value method.

NOTE 12 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic Interest 31 Dec 08	Economic Interest 31 Dec 07	Consolidated Carrying Value 31 Dec 08 $million	Consolidated Carrying Value 31 Dec 07 $million
(a) Equity accounted entities carrying value						
Australian investments [i]						
AMP Wholesale Shopping Centre Trust No. 2	Units	31 Dec	**10.0%**	10.0%	**67.3**	69.9
Karrinyup[ii]	Units	30 Jun	**33.3%**	25.0%	**206.7**	152.1
Mt Druitt[ii]	Units	30 Jun	**50.0%**	50.0%	**211.9**	221.2
SA Shopping Centre Trust	Units	31 Dec	**50.0%**	50.0%	**23.1**	30.0
Southland[ii]	Units	30 Jun	**50.0%**	50.0%	**598.6**	633.5
Tea Tree Plaza[ii]	Units	30 Jun	**50.0%**	50.0%	**281.6**	307.0
Cairns[ii]	Units	30 Jun	**50.0%**	50.0%	**223.1**	212.0
Total equity accounted investments					**1,612.3**	1,625.7

[i] All equity accounted property trusts operate solely as retail property investors.

[ii] Notwithstanding that the financial year of these investments ends on 30 June, the consolidated financial statements have been made out so as to include the accounts for a period coinciding with the financial year of the Parent Company being 31 December.

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million
(b) Details of WT's aggregate share of equity accounted entities net profit		
Property revenue	**125.8**	113.2
Revenue	**125.8**	113.2
Property expenses and outgoings	**(36.1)**	(32.9)
Borrowing costs	**(2.5)**	0.4
Expenses	**(38.6)**	(32.5)
Share of after tax profits of equity accounted entities before property revaluations	**87.2**	80.7
Property revaluations	**(69.6)**	157.5
Share in after tax profits of equity accounted entities	**17.6**	238.2
(c) Details of WT's aggregate share of equity accounted entities assets and liabilities		
Cash	**9.8**	20.4
Receivables	**5.7**	5.5
Shopping centre investments	**1,627.5**	1,629.6
Development projects and other assets	**8.7**	18.3
Total assets	**1,651.7**	1,673.8
Payables	**(19.9)**	(30.1)
Interest bearing liabilities	**(19.5)**	(18.0)
Total liabilities	**(39.4)**	(48.1)
Net assets	**1,612.3**	1,625.7
(d) Details of WT's aggregate share of equity accounted entities lease commitments		
Operating lease receivables		
Future minimum rental revenues under non-cancellable operating retail property leases		
Due within one year	**81.2**	71.8
Due between one and five years	**192.5**	150.6
Due after five years	**109.3**	130.2
	383.0	352.6
(e) Details of WT's aggregate share of equity accounted entities capital expenditure commitments		
Estimated capital expenditure commitments in relation to development and redevelopment		
Due within one year	**0.6**	0.1
	0.6	0.1

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
NOTE 13 OTHER INVESTMENTS					
Unlisted investments		**1,245.0**	1,168.8	**1,245.0**	1,168.8
Listed investments		**97.3**	-	**-**	-
Investments in subsidiaries		**-**	-	**12,862.7**	12,664.5
		1,342.3	1,168.8	**14,107.7**	13,833.3
Movement in other investments					
Balance at the beginning of the year		**1,168.8**	1,313.5	**13,833.3**	13,380.7
Additions		**750.9**	85.2	**1,025.2**	351.9
Disposals		**(34.7)**	(145.5)	**-**	(859.2)
Net revaluation increment (decrement)	20	**(542.7)**	(84.4)	**(750.8)**	959.9
Balance at the end of the year		**1,342.3**	1,168.8	**14,107.7**	13,833.3
NOTE 14 PAYABLES					
Current					
Trade, sundry creditors and accruals		**574.0**	564.4	**278.6**	369.6
Non interest bearing loans payable to related entities		**836.1**	1,094.1	**826.0**	1,094.1
		1,410.1	1,658.5	**1,104.6**	1,463.7
NOTE 15 INTEREST BEARING LIABILITIES					
Current					
Unsecured					
Notes payable - A$		**-**	390.0	**-**	340.0
Loans from associates of the Responsible Entity		**1,572.2**	678.3	**1,572.2**	678.3
Secured					
Bank Loans - A$ (vi)		**44.8**	-	**-**	-
		1,617.0	1,068.3	**1,572.2**	1,018.3
Non Current					
Unsecured					
Bank loans					
- US$ (i)		**507.5**	398.4	**-**	-
- £ (i)		**159.2**	36.5	**-**	-
- A$ (i)		**805.0**	1,361.9	**-**	-
- NZ$ (i)		**1,278.8**	44.8	**-**	-
Notes payable					
- US$ (ii)		**1,640.9**	1,309.0	**-**	-
- £ (iii)		**921.5**	1,003.9	**-**	-
- € (iv)		**409.6**	335.2	**-**	-
- A$ (v)		**160.0**	160.0	**160.0**	160.0
Finance leases		**32.6**	37.1	**1.7**	-
Loans from controlled entities		**-**	-	**4,443.7**	3,083.0
Secured					
Bank loans (vi)		**55.2**	98.6	**-**	-
		5,970.3	4,785.4	**4,605.4**	3,243.0
The maturity profile in respect of current and non current interest bearing liabilities is set out below:					
Due within one year		**1,617.0**	1,068.3	**1,572.2**	1,018.3
Due between one and five years		**4,223.7**	2,727.7	**2,886.5**	1,214.7
Due after five years		**1,746.6**	2,057.7	**1,718.9**	2,028.3
		7,587.3	5,853.7	**6,177.6**	4,261.3

NOTE 15 INTEREST BEARING LIABILITIES (CONTINUED)

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 30 for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(ii) Notes payable - US$

Guaranteed Senior Notes of US$4,678.7 million were issued in the US 144A bond market by the Westfield Group. The issue comprised US$1,400.0 million, US$900.0 million, US$678.7 million, US$600.0 million and US$1,100.0 of fixed rate notes maturing 2014, 2016, 2010, 2012 and 2018 respectively. WT was assigned US$1,131.8 million comprising US$550.0 million and US$581.8 million of fixed rate notes maturing 2014 and 2010 respectively. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iii) Notes payable - £

Guaranteed Notes of £600.0 million were issued in the European bond market by the Westfield Group. The issue comprised £600.0 million of fixed rate notes maturing 2017 of which WT was assigned £440.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iv) Notes payable - €

Guaranteed Notes of €600.0 million were issued in the European bond market by the Westfield Group. The issue comprised €600.0 million of fixed rate notes maturing 2012 of which WT was assigned €200.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(v) Notes payable - A$

Medium term notes of A$160.0 million were issued in the Australian bond market by WT. The issue comprised A$160.0 million of fixed rate notes maturing 2010. These notes are subject to negative pledge arrangements which require WT to comply with certain minimum financial requirements.

(vi) Secured liabilities

Non current secured liabilities is $100.0 million (31 December 2007: $98.6 million). Secured liabilities are borrowings secured by mortgages over properties that have a fair value of $524.4 million (31 December 2007: $510.3 million). These properties are Carindale and Chatswood.

The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated	
	31 Dec 08 $million	31 Dec 07 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**13,176.0**	12,962.1
Amounts utilised [i]	**(7,601.7)**	(5,868.8)
Available financing facilities	**5,574.3**	7,093.3
Cash	**144.1**	90.5
Financing resources available at the end of the year	**5,718.4**	7,183.8
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,627.2**	1,068.3
Due between one year and five years	**9,829.9**	7,018.7
Due after five years	**1,718.9**	4,875.1
	13,176.0	12,962.1

[i] Amounts utilised include borrowings and bank guarantees.

These facilities comprise floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude convertible notes and property linked notes set out in Note 16. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

WT as a member of the Westfield Group, is able to draw on financing facilities unutilised by the Westfield Group totalling A$ equivalent $5,574.3 million at year end which are included in available financing facilities shown above. These are interest only unsecured multicurrency multioption facilities.

		Consolidated		Parent Entity	
		31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 16 OTHER FINANCIAL LIABILITIES					
Current					
Convertible notes - unsecured	(b)	**1.3**	-	**1.3**	-
		1.3	-	**1.3**	-
Non Current					
Property Linked Notes	(a)	**1,271.8**	1,345.1	**1,271.8**	1,345.1
Convertible notes - unsecured	(b)	**-**	345.6	**-**	345.6
		1,271.8	1,690.7	**1,271.8**	1,690.7

NOTE 16 OTHER FINANCIAL LIABILITIES (CONTINUED)

(a) Property linked notes

The Property Linked Notes ("Notes") are designed to provide returns based on the economic performance of the following Westfield Australian super regional and regional shopping centres: Parramatta, Hornsby and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide and Belconnen in the ACT (collectively the "Westfield centres"). The return under the Notes is based on a proportional interest, in respect of the relevant Westfield centre, as specified in the Note ("Reference Property Interest"). The coupon is payable semi annually on 15 March and 15 September each year for as long as the Note remains outstanding. The review date for each Note is 31 December 2016 and each fifth anniversary of that date. Redemption events under the Notes include non performance events by the Issuer, changes in tax laws and sale of the relevant Westfield centre. The Notes may also be redeemed by agreement at a Review Date.

The redemption value of a Note is effectively calculated as the market value of the Note holder's Reference Property Interest at the date of redemption and the final coupon (if applicable). On redemption, the obligation to pay the amount due on the Notes, can, in certain circumstances, be satisfied by the transfer of the underlying Reference Property Interest to the Note holder.The Notes are subordinated to all other secured and unsecured debt of the Group. The Notes are guaranteed (on a subordinated basis) by WHL and Westfield America Management Limited as responsible entity of WAT. The Notes were initially recorded at fair value and are subsequently remeasured at fair value each reporting period with gains or losses recorded through the income statement. The gains or losses recorded through the income statement are directly related to the revaluation of the relevant Westfield centre. The fair value of the Notes is determined by reference to the fair value of the relevant Westfield centre.

(b) Convertible notes - unsecured

During the year 222,100 (31 December 2007: 48,000) call options issued to Deutsche Bank AG ("WT 2009 Options") were exercised. As a consequence, the face value of a corresponding number of unsecured notes issued to Deutsche Bank AG ("WT Notes") were repaid and stapled securities were issued in accordance with the terms of the WT 2009 Options. As at 31 December 2008, there are 1,300 WT Notes outstanding (31 December 2007: 223,400).

The WT Notes are for a five year term with a maturity date of 5 January 2009 and a face value of $1,000 per note. Interest is payable semi-annually in arrears on 5 January and 5 July each year, that commenced from 5 July 2004 at a rate set by the bank bill swap rate plus a margin of 0.10% per annum. The terms of the notes allows redemption in certain circumstances including a change in applicable tax laws and a change in control of the responsible entity of WT ("Responsible Entity").

In conjunction with the issue of the WT Notes, the Responsible Entity issued to Deutsche Bank AG the WT 2009 Options. Refer to Note 19(ii) for the principal terms of the notes.

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 17 DERIVATIVE LIABILITIES				
Current				
Payables on forward exchange contracts	**0.6**	14.6	**-**	0.6
Payables on forward exchange contracts with related parties	**-**	-	**0.6**	-
Payables on interest rate swaps	**20.5**	3.7	**18.4**	4.0
Payables on interest rate swaps with related entities	**-**	0.3	**2.1**	2.5
Payables on cross currency swaps with related entities	**-**	25.3	**-**	28.9
	21.1	43.9	**21.1**	36.0
Non Current				
Payables on forward exchange contracts	**3.9**	9.6	**-**	-
Payables on forward exchange contracts with related entities	**-**	-	**3.9**	6.9
Payables on interest rate hedges	**330.5**	11.8	**165.9**	5.9
Payables on interest rate hedges with related entities	**26.6**	-	**176.8**	58.3
Payables on cross currency contracts	**-**	-	**-**	-
Payables on cross currency contracts with related entities	**-**	270.4	**-**	293.6
	361.0	291.8	**346.6**	364.7

	Units	Units	**Units**	Units
NOTE 18 CONTRIBUTED EQUITY				
(a) Number of units on issue				
Balance at the beginning of the year	**1,942,195,614**	1,771,753,946	**1,942,195,614**	1,771,753,946
Distribution reinvestment plan	**6,460,687**	11,532,131	**6,460,687**	11,532,131
Units issued on the exercise of options	**16,114,734**	3,593,579	**16,114,734**	3,593,579
Pro - rata entitlement offer	**-**	155,315,958	**-**	155,315,958
Balance at the end of the year	**1,964,771,035**	1,942,195,614	**1,964,771,035**	1,942,195,614

Stapled securities have the right to receive declared dividends from WHL and distributions from WAT and WT and, in the event of winding up WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

NOTE 18 CONTRIBUTED EQUITY (CONTINUED)

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
(b) Movements in contributed equity attributable to Members of WT				
Balance at the beginning of the year	**8,033.8**	6,088.0	**8,033.8**	6,088.0
Pro-rata entitlement offer	**-**	1,769.7	**-**	1,769.7
Distribution reinvestment plan	**70.4**	153.7	**70.4**	153.7
Conversion of options	**92.0**	48.3	**92.0**	48.3
Costs associated with the pro-rata entitlement offer	**-**	(25.9)	**-**	(25.9)
Balance at the end of the year	**8,196.2**	8,033.8	**8,196.2**	8,033.8

Since the end of the year:

- 276,190,500 new ordinary stapled securities have been issued by the Westfield Group as a consequence of a fully underwritten placement for proceeds of $2.84 billion (net of underwriting expenses). WT's share of the proceeds was $1.9 billion. At 31 December 2007, 7,223 stapled securities have been issued for a cash consideration of $0.1 million as a consequence of the exercise of options, WT's share is $0.04 million; and
- 29,515,871 (31 December 2007: 6,460,687) stapled securities have been issued by the Westfield Group for a cash consideration of $296.4 million (31 December 2007: $112.7 million) pursuant to the Westfield Group Distribution Reinvestment Plan, WT's share is $194.8 million (31 December 2007: $70.4 million).

	Note	**31 Dec 08 No. of options**	**31 Dec 08 Weighted average exercise price $**	31 Dec 07 No. of options	31 Dec 07 Weighted average exercise price $
NOTE 19 SHARE BASED PAYMENTS					
Options on issue					
- Executive options	19(i)	**-**	**-**	239,965	5.70
- WT 2009 options	19(ii)	**-**	**-**	223,400	5.00
- Series F Special options	19(iii)	**52,500**	**2.71**	52,500	4.02
- Series G Special options	19(iv)	**-**	**-**	307,729	3.55
- Series G1 Special options	19(v)	**277,778**	**1.28**	277,778	3.55
- Series H Special options	19(vi)	**11,805,862**	**1.45**	11,805,862	4.03
- Series I Special options	19(vii)	**13,260,859**	**1.40**	13,260,859	3.89
		25,396,999	**1.52**	26,168,093	4.10
Movement in options on issue					
Balance at the beginning of the year		**26,168,093**	**4.10**	28,717,124	5.96
Movements in Executive options					
Options exercised during the year					
- extinguished by issuance of new units		**(2,415)**	**-**	-	-
- extinguished by payment of cash equal to the difference between market value and the exercise price		**(90,000)**	**5.79**	(7,500)	5.81
- extinguished by issuance of new units for $nil consideration equal to the difference between market value and the exercise price		**(147,550)**	**5.74**	(108,750)	7.96
Additional options granted due to pro-rata entitlement offer		**-**	**-**	15	-
Movements in WT 2009 options					
Options exercised during the year					
- extinguished by issuance of new units		**(221,800)**	**4.99**	(48,000)	5.03
- extinguished by payment of cash		**(300)**	**4.99**	-	-
Options lapsed during the year		**(1,300)**	**4.99**	-	-
Movement in Series G Special options					
Options lapsed during the year		**(307,729)**	**6.60**	(120,586)	7.18
Movement in Series H Special options					
Options cancelled during the year					
- cancelled for $nil consideration		**-**	**-**	(2,264,210)	-
Balance at the end of the year [(i)]		**25,396,999**	**1.52**	26,168,093	4.10

(i) At 31 December 2008, the 25,396,999 (31 December 2007: 26,168,093) options on issue were convertible to 95,811,855 (31 December 2007: 127,597,068) Westfield Group stapled securities.

82-35029

NOTE 19 SHARE BASED PAYMENTS (CONTINUED)

(i) Executive Option

The options issued to WHL were in relation to options WHL had issued to its executives (i.e. 1,479,900 as at 16 July 2004).

Executive Option Plans

Issue date	Expiry date	**Exercise price 31 Dec 08**	Exercise price 31 Dec 07	Note	**Number exercisable at 31 Dec 08**	**Number On issue at 31 Dec 08**	Number exercisable at 31 Dec 07	Number On issue at 31 Dec 07
19 Aug 2003	19 Aug 2008	-	$5.802	(a)	-	-	-	15,000
1 Sep 2003	1 Sep 2008	-	$5.787	(a)	-	-	80,650	197,550
1 Sep 2003	1 Sep 2008	-	$0.000	(b)	-	-	1,200	2,415
13 Nov 2003	13 Nov 2008	-	$5.505	(a)	-	-	-	25,000
					-	-	81,850	239,965

(a) Under the terms of the Westfield Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Westfield Executive Performance Share Plan under which these awards were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these awards may be exercised on the fifth anniversary of their grant dates.

The rules of the Westfield Executive Option Plan and the Executive Performance Share Plan permit the exercise of an executive option in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the executive option or award holder;

(ii) paying the executive option holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the Executive Option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the Executive Option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group. The fair value of the Executive Option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

The Parent Entity and the Responsible Entity of WAT have each granted options to WHL to enable WHL to satisfy its obligations to deliver the stapled securities to the holders of the executive options on exercise of that executive option. The price reimbursable by WHL to the Parent Entity is as shown in the above table (being 37.5% of the exercise price of this WHL option).

(ii) WT 2009 Options

On 1 December 2003 the Responsible Entity issued 850,000 call options over ordinary units in WT to Deutsche Bank AG Sydney Branch.

Each WT 2009 option is exercisable at any time between 1 January 2004 and 12 December 2008. The strike price under each option is $13.3094. In accordance with the terms of the deed for the WT 2009 Options the previous strike price of $13.3928 was reduced by $0.0834 as a result of the pro-rata entitlement offer which was completed in July 2007. The Responsible Entity of WT has the discretion to elect to satisfy the exercise of a WT 2009 Option through the issue of Westfield Group stapled securities or cash. The number of Westfield Group securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

During the year, Deutsche Bank exercised 222,100 (31 December 2007: 48,000) WT 2009 Options. 221,800 (31 December 2007: 48,000) options were extinguished by the issuance of 16,102,382 (31 December 2007: 3,554,918) stapled securities at a weighted average issued price of $13.77 (31 December 2007: $21.67). WT's share of this issue price was $5.16. 300 options were extinguished for cash consideration of $0.4 million at a weighted average issue price of $16.52.

As these options are able to be settled in cash they have been classified as a derivative financial liability and have been fair valued through the income statement.

(iii) Series F Special Options

The WAT Series F Special Option entitles the holder the right to be issued for 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,449.91) or 1 Series F preferred share in Westfield America, Inc. ("WEA"). The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. As at 31 December 2008 and 31 December 2007 there were 52,500 Series F Special Options on issue which are exchangeable for 8,260,875 stapled securities.

The Parent Entity and Westfield Holdings have each granted 52,500 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series F Option on exercise of that option. Where the exercise of a Series F Special Option is satisfied by delivery of US$1,000, WAT must pay the Parent Entity US$375.00 (37.5% of the exercise price). Where the exercise price of the Series F Option is satisfied by the delivery of a Series F Preferred Share, WAT must pay the Parent Entity US$375.00 being 37.5% of US$1,000 (being the value of the Series F Preferred Share under the Option).

NOTE 19 SHARE BASED PAYMENTS (CONTINUED)

(iv) Series G Special Options

The WAT Series G Special Options are exercisable at any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G Cumulative Redeemable Preferred Share ("Series G CPS") in WEA (or the number of WEA Series A common shares into which Series G CPS has been converted). On exercise the holder of a series G Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G CPS has converted. As at 31 December 2008 there were nil WAT Series G Special Options on issue. As at 31 December 2007 there were 307,729 WAT Series G Special Options on issue which were exchangeable for 10,666,872 stapled securities.

(v) Series G1 Special Options

The WAT Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D Cumulative Redeemable Preference Share ("Series D CPS") in WEA (or the number of WEA common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2008 and 31 December 2007, there were 277,778, Series G1 Special Options on issue which are exchangable for 9,628,674 stapled securities.

The Parent Entity and Westfield Holdings have each granted 277,778 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver the Westfield Group securities to the holder of the Series G1 Special Options on exercise of that Series G1 Special Option. Where the exercise of a Series G1 Special Option is satisfied by delivery of a Series D CPS (or common WEA shares into which the Series D CPS has converted) WAT must pay the Parent Entity 37.5% of the value of a Series D CPS (or WEA common shares into which the Preferred Share has converted) at the time of exercise.

(vi) Series H Special Options

The WAT Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049065 stapled securities. As at 31 December 2008 there were 11,805,862 (31 December 2007: 11,805,862) Series H Special Options on issue which are exchangable for 35,996,841 stapled securities (31 December 2007: 35,996,841).

The Parent Entity and Westfield Holdings have each granted 11,805,862 (31 December 2007: 11,805,862) options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver stapled securities to the holder of the Series H Special Options on exercise of that option. Where the exercise of a Series H Special Option is satisfied by delivery of a WEA common share WAT must pay the Parent Entity 37.5% of the value of a WEA common share at the time of exercise.

(vii) Series I Special Options

The WAT Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.161595 stapled securities. As at 31 December 2008 and 31 December 2007, there were 13,260,859 Series I Special Options on issue which are convertible to 41,925,466 stapled securities (31 December 2007: 41,925,466).

The Parent Entity and WHL have each granted 13,260,859 options to the Responsible Entity of WAT to enable WAT to satisfy its obligations to deliver stapled securities to the holder of the Series I Special Options on exercise of the Series I Options. Where the exercise of a Series I Special Option is satisfied by delivery of a WEA common share WAT must pay the Parent Entity 37.5% of the value of a WEA common share at the time of exercise.

(viii) Movements in options since 31 December 2008 to the date of this report

No units have been issued since 31 December 2008 to the date of this report as a result of the exercise of options.

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
NOTE 20 RESERVES					
Foreign currency translation reserve		**56.8**	134.2	-	-
Asset revaluation reserve		-	59.2	5,292.0	5,559.3
		56.8	193.4	**5,292.0**	5,559.3
(a) Movement in foreign currency translation reserve					
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.					
Balance at the beginning of the year		**134.2**	136.3	-	-
Foreign exchange movement					
- translation of foreign entities		**(77.4)**	(2.1)	-	-
Balance at the end of the year		**56.8**	134.2	-	-
(b) Movement in asset revaluation reserve					
The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.					
Balance at the beginning of the year		**59.2**	143.6	**5,559.3**	4,599.4
Revaluation increment (decrement)		**(59.2)**	(84.4)	**(267.3)**	959.9
Balance at the end of the year		-	59.2	**5,292.0**	5,559.3
NOTE 21 RETAINED PROFITS					
Movement in retained profits					
Balance at the beginning of the year		**9,215.3**	7,560.7	**3,849.4**	3,241.2
Profit after tax expense attributable to members		**3.0**	2,507.1	**133.7**	1,460.7
Distributions paid	23	**(996.6)**	(852.5)	**(996.6)**	(852.5)
Balance at the end of the year		**8,221.7**	9,215.3	**2,986.5**	3,849.4
NOTE 22 CASH AND CASH EQUIVALENTS					
(a) Components of cash and cash equivalents					
Cash		**144.1**	90.5	**69.7**	35.9
Total cash and cash equivalents		**144.1**	90.5	**69.7**	35.9
(b) Reconciliation of profit after tax expense to net cash flows from operating activities					
Profit after tax expense		**3.0**	2,507.1	**133.7**	1,460.7
Property revaluations		**474.8**	(1,398.5)	**417.6**	(503.6)
Deferred tax expense (benefit)		**(30.7)**	71.9	-	-
Financing costs		**742.7**	349.0	**571.9**	278.0
Interest income		**(18.0)**	(65.1)	**(13.6)**	(56.7)
Share of associate's profit in excess of distribution		**68.3**	(168.5)	-	-
Net capital profit on realisation of assets		**(15.6)**	(30.2)	**(4.3)**	(3.8)
Amortisation of tenant allowances		**21.2**	17.7	**8.5**	7.9
Increase/(Decrease) in working capital attributable to operating activities		**51.7**	(20.5)	**(62.3)**	49.6
Net profit attributable to minority interests		**14.5**	22.8	-	-
Currency derivatives		**12.1**	(109.1)	**(21.5)**	(116.1)
Net cash flows from operating activities		**1,324.0**	1,176.6	**1,030.0**	1,116.0
NOTE 23 DISTRIBUTIONS					
(a) Final distribution proposed					
66% estimated tax advantaged (31 December 2007: 38% tax advantaged)		**510.8**	446.7	**510.8**	446.7
		510.8	446.7	**510.8**	446.7

Final distributions were paid on 27 February 2009. The record date for these distributions was 5pm, 6 February 2009.

The Westfield Group Distribution Reinvestment Plan ("DRP") was in operation for the distribution paid on 27 February 2009. Securities issued under the DRP in respect of the distribution paid on 27 February 2009 rank for distribution from 1 January 2009. The record date for participation in the DRP for the distribution paid on 27 February 2009 was 5pm, 6 February 2009.

NOTE 23 DISTRIBUTIONS (CONTINUED)

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million
(b) Distributions paid during the year				
Distribution in respect of the 6 months to 30 June 2008	**549.9**	-	**549.9**	-
Distribution in respect of the 6 months to 31 December 2007	**446.7**	-	**446.7**	-
Distribution in respect of the 6 months to 30 June 2007	-	517.1	-	517.1
Distribution in respect of the 6 months to 31 December 2006	-	335.4	-	335.4
Total distribution paid	**996.6**	852.5	**996.6**	852.5

NOTE 24 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned and leased by WT is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

Future minimum rental revenues under non-cancellable operating retail property leases				
Due within one year	**1,383.7**	1,227.5	**554.7**	479.7
Due between one and five years	**3,472.3**	2,707.3	**1,457.6**	1,077.3
Due after five years	**2,382.3**	2,502.5	**895.7**	992.0
	7,238.3	6,437.3	**2,908.0**	2,549.0

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

NOTE 25 CAPITAL EXPENDITURE COMMITMENTS

Estimated capital expenditure committed at balance date but not provided for in relation to development projects				
Due within one year	**160.7**	332.7	-	94.1
Due between one and five years	**657.1**	-	-	-
Due after five years	-	-	-	
	817.8	332.7	-	94.1

NOTE 26 CONTINGENT LIABILITIES

Performance guarantees	**14.4**	14.5	**0.3**	0.5
Guaranteed borrowings of controlled entities	-	-	**5,722.4**	4,489.7
Guaranteed borrowings of associates of the Responsible Entity	**10,149.4**	4,808.8	**10,149.4**	4,808.8
	10,163.8	4,823.3	**15,872.1**	9,299.0

From time to time, in the normal course of business, WT is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WT.

82-35029

NOTE 27 SEGMENT INFORMATION

Primary Geographic Segment

	Australia		New Zealand		Consolidated	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Revenue						
Property revenue	**1,419.2**	1,325.0	**242.9**	224.6	**1,662.1**	1,549.6
	1,419.2	1,325.0	**242.9**	224.6	**1,662.1**	1,549.6
Share of after tax profits of equity accounted entities						
Property revenue	**125.8**	113.2	**-**	-	**125.8**	113.2
Property revaluation	**(69.6)**	157.5	**-**	-	**(69.6)**	157.5
Property expenses and outgoings	**(36.1)**	(32.9)	**-**	-	**(36.1)**	(32.9)
Interest and tax expense	**(2.5)**	0.4	**-**	-	**(2.5)**	0.4
	17.6	238.2	**-**	-	**17.6**	238.2
Expenses						
Property expenses and outgoings	**(408.7)**	(354.2)	**(62.4)**	(63.8)	**(471.1)**	(418.0)
Property and funds management costs	**(17.0)**	(17.0)	**-**	-	**(17.0)**	(17.0)
Corporate costs	**(4.9)**	(4.0)	**(0.4)**	(0.9)	**(5.3)**	(4.9)
	(430.6)	(375.2)	**(62.8)**	(64.7)	**(493.4)**	(439.9)
Property revaluations	**(306.1)**	1,188.1	**(168.7)**	210.4	**(474.8)**	1,398.5
Interest income	**16.6**	63.4	**1.4**	1.7	**18.0**	65.1
Net capital profit on realisation of assets	**15.6**	29.8	**-**	0.4	**15.6**	30.2
Currency derivatives	**(5.9)**	108.6	**(6.2)**	0.5	**(12.1)**	109.1
Segment result	**726.4**	2,577.9	**6.6**	372.9	**733.0**	2,950.8
Financing costs					**(742.7)**	(349.0)
Tax benefit/(expense)					**27.2**	(71.9)
Consolidated profit after tax					**17.5**	2,529.9
Segment assets						
Segment assets	**22,683.9**	21,770.6	**2,653.9**	2,952.9	**25,337.8**	24,723.5
Corporate assets					**2,379.2**	2,865.1
Total segment assets	**22,683.9**	21,770.6	**2,653.9**	2,952.9	**27,717.0**	27,588.6
Segment liabilities						
Segment liabilities	**1,330.5**	1,585.2	**79.6**	73.3	**1,410.1**	1,658.5
Corporate liabilities					**9,636.4**	8,297.2
Total segment liabilities	**1,330.5**	1,585.2	**79.6**	73.3	**11,046.5**	9,955.7
Other segment information						
Investment in equity accounted associates included in segment assets	**1,612.3**	1,625.7	**-**	-	**1,612.3**	1,625.7
Additions to segment non current assets	**1,226.5**	650.4	**70.2**	181.9	**1,296.7**	832.3

Secondary Business Segment

WT operates in one business segment being an internally managed, vertically integrated, retail property group.

NOTE 28 CAPITAL RISK MANAGEMENT

The Group seeks to manage its capital requirements to maximise value to members through the mix of debt and equity funding, while ensuring that Group entities:

- comply with capital and distribution requirements of their constitutions and/or trust deeds;
- comply with capital requirements of relevant regulatory authorities;
- maintain strong investment grade credit ratings; and
- continue to operate as going concerns.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (ie debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure:

- sufficient funds and financing facilities, on a cost effective basis are available to implement the Group's property development and business acquisition strategies;
- adequate financing facilities for unforeseen contingencies are maintained; and
- distributions to members are made within the stated distribution policy.

The Group is able to alter its capital mix by issuing new stapled securities and hybrid securities, activating its distribution reinvestment plan, electing to have the dividend reinvestment underwritten, adjusting the amount of distributions paid to members, activating a security buyback program, divesting assets to repay borrowings or adjusting the timing of capital expenditure for its property redevelopment pipeline.

The Group also protects its equity in assets by taking out insurance.

NOTE 29 FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, other investments and derivative financial instruments.

The Group manages its exposure to key financial risks in accordance with the Group's treasury risk management policy. The policy has been established to manage the key financial risks such as interest rate, foreign exchange, counterparty credit and liquidity.

The Group's treasury risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group through its training and procedures, has developed a disciplined and constructive control environment in which relevant treasury and finance personnel understand their roles and obligations in respect of the Group's treasury management objective.

The Group has an established Board approved risk management framework including policies, procedures, limits and allowed types of derivative financial instruments. The Board has appointed a Board Risk Management Committee comprising three directors. The Board Risk Management Committee reviews and oversees management's compliance with these policies, procedures and limits. The Board Risk Management Committee is assisted in the oversight role by the Group's Executive Risk Management Committee and internal audit function.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rates, foreign exchange, liquidity and credit risk. The Group enters into derivative financial instruments, principally interest rate swaps, cross currency swaps, forward exchange contracts and currency options. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations, cash flows, interest bearing liabilities and its net investments in foreign operations. The Group seeks to deal only with creditworthy counterparties and these assessments are regularly reviewed. Liquidity risk is monitored through the use of future rolling cash flow forecasts.

NOTE 30 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

Summary of interest rate positions at balance date

The Group has interest risk on borrowings which are typically floating rate debt or notional borrowings. The exposures at reporting date together with the interest rate risk management transactions are as follows:

(i) Interest payable

	Note	**31 Dec 08 $million**	31 Dec 07 $million
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	15	**1,617.0**	1,068.3
Non current interest bearing liabilities	15	**5,970.3**	4,785.4
Unsecured convertible notes	16	**1.3**	345.6
Share of equity accounted entities interest bearing liabilities	12(c)	**19.5**	18.0
Cross currency swaps			
- A$	31(i)	**3,081.9**	2,103.1
- £133.0 million (31 December 2007: £133.0 million)	31(i)	**278.5**	303.4
Principal amounts subject to interest rate exposure		**10,968.5**	8,623.8
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
- A$	30(iii)	**160.0**	360.0
- €200.0 million (31 December 2007: €200.0 million)	30(iii)	**409.6**	335.2
- £440.0 million (31 December 2007: £440.0 million)	30(iii)	**921.5**	1,003.9
- US$1,131.8 million (31 December 2007: US$1,150.0 million)	30(iii)	**1,641.0**	1,309.0
Fixed rate derivatives			
- A$	30(iii)	**2,501.4**	1,748.4
- £425.5 million (31 December 2007: nil)	30(iii)	**891.1**	-
Principal amounts on which interest rate exposure has been hedged		**6,524.6**	4,756.5

At 31 December 2008, the Group has fixed 59% of its interest payable exposure by way of fixed rate borrowings and interest rate derivatives of varying durations. The remaining 41% is exposed to floating rates on a principal payable of $4,443.9 million, at an average interest rate of 4.8%, including margin (31 December 2007: 55% hedged with floating exposure of $3,867.3 million at an average rate of 7.4%). An increment of 0.5% in the market rate would result in an increase in interest expense of $22.2 million (31 December 2007: $19.3 million). A decrement of 0.5% in the market rate would result in a decrease in interest expense of $22.2 million (31 December 2007: $19.3 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements are set out in Note 30(iii).

(ii) Interest receivable

The Group is exposed to interest receivable risk on loans receivables and notional borrowings entered into under cross currency swaps.

The table below summarises these exposures at reporting date together with the interest rate risk management transactions which have been entered into to manage those exposures:

	Note	31 Dec 08 $million	31 Dec 07 $million
Principal amounts of all interest bearing assets:			
Loans receivable from related entities	9	-	667.2
Cross currency swaps			
- US$1,360.0 million (31 December 2007: US$1,500.0 million)	31(i)	**1,971.9**	1,707.5
- €200.0 million (31 December 2007: €200.0 million)	31(i)	**409.6**	335.2
- NZ$1,617.5 million (31 December 2007: NZ$122.0 million)	31(i)	**1,352.3**	107.6
Principal amounts subject to interest rate exposure		**3,733.8**	2,817.5
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
- US$1,150.0 million (31 December 2007: US$1,150.0 million)	30(iii)	**1,667.4**	1,309.0
- €200.0 million (31 December 2007: €200.0 million)	30(iii)	**409.6**	335.2
Principal amounts on which interest rate exposure has been hedged		**2,077.0**	1,644.2

At 31 December 2008, the Group has fixed 56% of its interest receivable exposure by way of interest rate derivatives of varying durations. . The remaining 44% is exposed to floating rates on a principal receivable of $1,656.8 million, at an average interest rate of 4.9%, including margin (31 December 2007: 58% hedged with floating exposure of $1,173.3 million at an average rate of 7.0%). An increment of 0.5% in the market rate would result in a decrease in interest expense of $8.3 million (31 December 2007: $5.9 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $8.3 million (31 December 2007: $5.9 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate derivatives due to interest rate movements are set out in Note 30(iii).

82-35029

NOTE 30 INTEREST RATE RISK MANAGEMENT (CONTINUED)

(iii) Fixed rate debt and interest rate derivatives

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notional principal or contract amounts of the Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		**Fixed rate borrowings**		Interest rate derivatives		Fixed rate borrowings	
	31 Dec 08	**31 Dec 08**	**31 Dec 08**	**31 Dec 08**	31 Dec 07	31 Dec 07	31 Dec 07	31 Dec 07
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**Principal amount million**	**Average rate**	**Principal amount million**	**Average rate including margin**	Principal amount million	Average rate	Principal amount million	Average rate including margin
A$ receivable / (payable)								
31 December 2007	-	-	-	-	A$(1,748.4)	5.46%	A$(360.0)	5.33%
31 December 2008	**A$(2,501.4)**	**5.57%**	**A$(160.0)**	**5.46%**	A$(2,768.4)	5.71%	A$(160.0)	5.46%
31 December 2009	**A$(2,541.4)**	**6.17%**	**A$(160.0)**	**5.46%**	A$(3,833.4)	6.12%	A$(160.0)	5.46%
31 December 2010	**A$(2,174.7)**	**6.32%**	-	-	A$(3,695.0)	5.93%	-	-
31 December 2011	**A$(3,000.2)**	**5.86%**	-	-	A$(3,006.3)	5.91%	-	-
31 December 2012	**A$(2,875.2)**	**6.15%**	-	-	A$(2,581.2)	5.87%	-	-
31 December 2013	**A$(2,525.2)**	**6.45%**	-	-	A$(1,631.2)	6.33%	-	-
31 December 2014	**A$(1,763.0)**	**6.20%**	-	-	A$(769.0)	6.15%	-	-
31 December 2015	**A$(1,408.5)**	**6.18%**	-	-	A$(10.0)	6.16%	-	-
31 December 2016	**A$(503.5)**	**6.26%**	-	-	-	-	-	-
31 December 2017	**A$(503.5)**	**6.26%**	-	-	-	-	-	-
€ receivable / (payable)								
31 December 2007	-	-	-	-	€200.0	3.58%	€(200.0)	3.58%
31 December 2008	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2009	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2010	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
31 December 2011	**€200.0**	**3.58%**	**€(200.0)**	**3.58%**	€200.0	3.58%	€(200.0)	3.58%
£ receivable / (payable)								
31 December 2007	-	-	-	-	-	-	£(440.0)	5.39%
31 December 2008	**£(425.5)**	**5.10%**	**£(440.0)**	**5.39%**	£(300.5)	4.61%	£(440.0)	5.39%
31 December 2009	**£(425.5)**	**5.10%**	**£(440.0)**	**5.39%**	£(350.5)	4.85%	£(440.0)	5.39%
31 December 2010	**£(425.5)**	**5.10%**	**£(440.0)**	**5.39%**	£(425.5)	5.10%	£(440.0)	5.39%
31 December 2011	**£(425.5)**	**5.10%**	**£(440.0)**	**5.39%**	£(425.5)	5.10%	£(440.0)	5.39%
31 December 2012	**£(292.5)**	**4.99%**	**£(440.0)**	**5.39%**	£(292.5)	4.99%	£(440.0)	5.39%
31 December 2013	**£(292.5)**	**4.99%**	**£(440.0)**	**5.39%**	£(292.5)	4.99%	£(440.0)	5.39%
31 December 2014	-	-	**£(440.0)**	**5.39%**	-	-	£(440.0)	5.39%
31 December 2015	-	-	**£(440.0)**	**5.39%**	-	-	£(440.0)	5.39%
31 December 2016	-	-	**£(440.0)**	**5.39%**	-	-	£(440.0)	5.39%
US$ receivable / (payable)								
31 December 2007	-	-	-	-	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2008	**US$1,150.0**	**4.71%**	**US$(1,131.8)**	**4.71%**	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2009	**US$1,150.0**	**4.71%**	**US$(1,131.8)**	**4.71%**	US$1,150.0	4.71%	US$(1,150.0)	4.71%
31 December 2010	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%
31 December 2011	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%
31 December 2012	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%
31 December 2013	**US$550.0**	**5.09%**	**US$(550.0)**	**5.09%**	US$550.0	5.09%	US$(550.0)	5.09%

The Group's interest rate derivatives do not meet the accounting requirements to qualify for hedge accounting treatment. Gains or losses arising from changes in fair value have been reflected in the income statement as a component of interest expense. The loss for the year ended 31 December 2008 was $469.6 million (31 December 2007: gain of $230.2 million). At 31 December 2008, the aggregate fair value is a payable of $229.1 million (31 December 2007: receivable of $240.5 million). An increment of 0.5% in the market rate would result in a decrease in interest expense of $70.8 million (31 December 2007: $49.0 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $73.3 million (31 December 2007: $50.4 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

All fixed rate debt is carried at amortised cost, therefore gains or losses arising from changes in fair value have not been recorded in these financial statements. The decrease in fair value for the year ended 31 December 2008 was $642.9 million (31 December 2007: $83.7 million). The difference between the carrying value and fair value of fixed rate debt at 31 December 2008 is a receivable of $813.6 million (31 December 2007: $170.6 million). An increment of 0.5% in the market rate would result in a decrease in fair value of $41.4 million (31 December 2007: $67.6 million). A decrement of 0.5% in the market rate would result in an increase in fair value of $42.0 million (31 December 2007: $68.5 million). The increment or decrement in fair value is proportional to the increase or decrease in interest rates.

82-35029

NOTE 31 EXCHANGE RATE RISK MANAGEMENT

The Group is exposed to exchange rate risk on its foreign currency earnings, its distribution, its foreign currency denominated shopping centre assets and other assets. The Group manages these exposures by entering into foreign currency derivative instruments and by borrowing in foreign currencies.

Summary of foreign exchange balance sheet positions at balance date

The Group's foreign exchange exposure at reporting date together with the foreign exchange risk management transactions which have been entered into to manage those exposures are as follows:

	Note	Consolidated 31 Dec 08 million	Consolidated 31 Dec 07 million
Foreign Currency Net Investments			
The Group had floating currency exposure, after taking into account the effect of foreign exchange derivatives, at reporting date of:			
NZ$ net assets		**NZ$3,114.6**	NZ$3,231.9
NZ$ borrowings		**NZ$(1,548.9)**	NZ$(71.1)
NZ$ cross currency swaps	31(i)	**NZ$1,617.5**	NZ$122.0
NZ$ denominated net assets		**NZ$3,183.2**	NZ$3,282.8

An increment of 5 cents in the market rate for NZ$ (1.1961 to 1.2461) would result in a charge to the foreign currency translation reserve of $52.5 million (31 December 2007 - 1.1341 to 1.1841: $117.7 million) and an expense to the income statement of $54.3 million (31 December 2007: $4.5 million). A decrement of 5 cents in the market rate for NZ$ would result in an increase to the foreign currency translation reserve of $57.1 million (31 December 2007: $128.5 million) and a gain to the income statement of $59.0 million (31 December 2007: $5.0 million). The increment or decrement to the foreign currency translation reserve and the income statement is proportional to the increase or decrease in exchange rates and are on a pre-tax basis.

(i) Cross currency swaps hedging the Group's foreign currency assets and liabilities

The following table details the cross currency swaps outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate 31 Dec 08	Weighted average exchange rate 31 Dec 07	Principal amount (payable)/receivable 31 Dec 08 million	Principal amount (payable)/receivable 31 Dec 08 million	Principal amount (payable)/receivable 31 Dec 07 million	Principal amount (payable)/receivable 31 Dec 07 million
£						
Contracts to receive € and pay £						
31 December 2007	-	0.6648			€200.0	£(133.0)
31 December 2008	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2009	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2010	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
31 December 2011	**0.6648**	0.6648	**€200.0**	**£(133.0)**	€200.0	£(133.0)
NZ$						
Contracts to receive NZ$ and pay A$						
31 December 2007	-	1.2200	-	-	A$(100.0)	NZ$122.0
31 December 2008	**1.2802**	-	**A$(1,263.5)**	**NZ$1,617.5**	-	-
31 December 2009	**1.2801**	-	**A$(1,225.3)**	**NZ$1,568.5**	-	-
31 December 2010	**1.2806**	-	**A$(1,166.6)**	**NZ$1,494.0**	-	-
31 December 2011	**1.2806**	-	**A$(1,166.6)**	**NZ$1,494.0**	-	-
31 December 2012	**1.2804**	-	**A$(990.9)**	**NZ$1,268.8**	-	-
31 December 2013	**1.2816**	-	**A$(817.8)**	**NZ$1,048.1**	-	-
31 December 2014	**1.2834**	-	**A$(644.6)**	**NZ$827.3**	-	-
31 December 2015	**1.2816**	-	**A$(474.8)**	**NZ$608.5**	-	-
31 December 2016	**1.2824**	-	**A$(304.5)**	**NZ$390.5**	-	-
31 December 2017	**1.2843**	-	**A$(169.7)**	**NZ$218.0**	-	-
US$						
Contracts to receive US$ and pay A$						
31 December 2007	-	0.7488	-	-	A$(2,003.1)	US$1,500.0
31 December 2008	**0.7479**	0.7479	**A$(1,818.4)**	**US$1,360.0**	A$(1,818.4)	US$1,360.0
31 December 2009	**0.7479**	0.7479	**A$(1,818.4)**	**US$1,360.0**	A$(1,818.4)	US$1,360.0
31 December 2010	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2011	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2012	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0
31 December 2013	**0.7461**	0.7461	**A$(737.2)**	**US$550.0**	A$(737.2)	US$550.0

NOTE 31 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

At 31 December 2008, none of the above described cross currency swaps qualify for hedge accounting and gains or losses arising from changes in fair values have been reflected in the income statement. The gain for the year ended 31 December 2008 was $609.1 million (31 December 2007: loss of $169.0 million). The aggregate fair value of cross currency swaps at 31 December 2008 is a receivable of $352.9 million (31 December 2007: payable of $256.2 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in loss to the income statement of $133.3 million (31 December 2007: $91.1 million). A decrement of 5 cents in the market rate for US$ would result in a gain to the income statement of $154.1 million (31 December 2007: $103.0 million). An increment of 5 cents in the market rate for NZ$ (1.1961 to 1.2461) would result in a loss to the income statement of $54.3 million (31 December 2007: $4.5 million). A decrement of 5 cents in the market rate for NZ$ would result in a gain to the income statement of $59.0 million (31 December 2007: $5.0 million). An increment of 3 pence in the market rate for £ (0.4775 to 0.5075) would result in a gain to the income statement of $16.5 million (31 December 2007: $19.4 million). A decrement of 3 pence in the market rate for £ would result in a loss to the income statement of $18.7 million (31 December 2007: $22.3 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(ii) Other foreign currency derivatives in respect of the Group's foreign currency assets and liabilities

The following table details the other financial derivatives in respect of the Group's foreign currency assets and liabilities outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Foreign currency swaps contracted as at the reporting date and outstanding at	**Weighted average exchange rate**		**Amount (payable)/receivable**			
	31 Dec 08	31 Dec 07	**31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
US$						
Contracts to sell US$ and buy A$						
31 December 2008	-	0.8910	-	-	A$(659.6)	US$(587.7)
£						
Contracts to receive £ and pay A$						
31 December 2008	-	0.4115	-	-	A$267.3	£(110.0)

At 31 December 2008, none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2008 was $5.8 million (31 December 2007: gain of $5.8 million). The aggregate fair value of other foreign currency derivatives at 31 December 2008 is a receivable of nil (31 December 2007: $5.8 million).

(iii) Forward currency derivatives to hedge the Group's foreign currency earnings

These derivatives manage the impact of exchange rate movements on the Groups foreign currency denominated earnings and the Group's distribution.

The following table details the forward exchange contracts outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	**Weighted average exchange rate**		**Amount (payable)/receivable**			
	31 Dec 08	31 Dec 07	**31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
NZ$						
Contracts to buy A$ and sell NZ$						
31 December 2008	-	1.1350	-	-	A$175.3	NZ$(199.0)
31 December 2009	**1.1509**	1.1509	**A$173.1**	**NZ$(199.2)**	A$173.1	NZ$(199.2)
31 December 2010	**1.1860**	1.1872	**A$152.2**	**NZ$(180.5)**	A$129.7	NZ$(154.0)
31 December 2011	**1.2084**	1.2191	**A$154.9**	**NZ$(187.2)**	A$90.2	NZ$(110.0)
31 December 2012	**1.2172**	1.2409	**A$135.8**	**NZ$(165.3)**	A$40.3	NZ$(50.0)
31 December 2013	**1.2245**	-	**A$78.2**	**NZ$(95.7)**	-	-

At 31 December 2008, none of the above described foreign exchange derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2008 was $15.7 million (31 December 2007: loss of $0.4 million). The aggregate fair value of forward exchange contracts at 31 December 2008 is a receivable of $10.4 million (31 December 2007: payable of $5.3 million). An increment of 5 cents in the market rate for NZ$ (1.1961 to 1.2461) would result in a gain to the income statement of $25.0 million (31 December 2007: $22.0 million). A decrement of 5 cents in the market rate for NZ$ would result in a loss to the income statement of $27.4 million (31 December 2007: $24.0 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 32 CREDIT AND LIQUIDITY RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group, after allowing for appropriate set offs which are legally enforceable. A maximum credit limit is allocated to each counterparty based on its credit rating. The counterparty credit risk associated with investment instruments is assessed based on outstanding face value.

At 31 December 2008, the aggregate credit risk in respect of derivative financial instruments is $516.3 million (31 December 2007: $294.8 million). In accordance with Group policy, credit risk is spread among a number of creditworthy counterparties within specified limits. The Group had 62% of its aggregate credit risk spread over two counterparties each with an S&P long term rating of AA- or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher.

The Group undertakes active liquidity and funding risk management to enable it to have sufficient funds available to meet its financial obligations as and when they fall due, working capital and expected committed capital expenditure requirements. The Group prepares and monitors rolling forecasts of liquidity requirements on the basis of expected cash flow.

Interest bearing liabilities, and funding facilities and their maturity profiles are set out in Note 15.

NOTE 33 FINANCIAL RISK - PARENT ENTITY

The Parent Entity's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, and investments in subsidiaries.

As a member of the Group, the Parent Entity is covered under the same policies and procedures outlined above. Refer to Note 29 for the management of the Group's key financial risks.

The Parent Entity is exposed to interest and foreign exchange risk on intercompany loans, other investments and interest and foreign currency derivative financial instruments. These risks are managed on a Group basis (refer to Notes 30 and 31).

(i) InterGroup loans payable and receivable

Where the Parent Entity undertakes a borrowing or investment in a foreign currency the exchange risk is mitigated by the Parent Entity entering into an equal and opposite deal with a controlled entity. Hence the foreign exchange and interest exposure in the original transaction is substantially mitigated.

(ii) Other investments

Other investments are designated investments available for sale. Other investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value.

Gains or losses on available for sale investments are recognised as a separate component of equity until the investment is sold or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

The Parent Entity is exposed to foreign exchange translation risk on its other investments which are denominated in foreign currencies, when assessing recoverable amount. The Parent Entity hedges these items in its own financial statements, and these activities are carried out on a Group basis.

NOTE 34 INTEREST BEARING LIABILITIES, INTEREST AND DERIVATIVE CASHFLOW MATURITY PROFILE

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Maturity profile of the principal amounts of current and non current interest bearing liabilities (refer Note 15) together with the aggregate future estimated interest thereon, and the estimated impact of contracted interest and currency derivative cashflows is set out below:				
Due within one year	**1,770.7**	1,101.8	**1,724.1**	1,048.6
Due between one and five years	**4,856.6**	3,225.5	**3,230.2**	1,442.5
Due after five years	**2,453.4**	3,120.8	**2,453.3**	2,889.9
	9,080.7	7,448.1	**7,407.6**	5,381.0

NOTE 35 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of WT's financial instruments.

	Fair value		Carrying amount	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Consolidated assets				
Cash and cash equivalents	**144.1**	90.5	**144.1**	90.5
Trade receivables [i]	**17.4**	16.3	**17.4**	16.3
Receivables	**1,839.6**	2,515.0	**1,839.6**	2,515.0
Derivative assets	**516.3**	320.4	**516.3**	320.4
Consolidated liabilities				
Payables [i]	**1,410.1**	1,658.5	**1,410.1**	1,658.5
Interest bearing liabilities				
- Fixed rate debt	**2,318.5**	2,837.5	**3,132.1**	3,008.1
- Floating rate debt	**4,451.9**	2,845.6	**4,455.2**	2,845.6
Other financial liabilities	**1,273.1**	1,690.7	**1,273.1**	1,690.7
Derivative liabilities	**382.1**	335.7	**382.1**	335.7
Parent Entity assets				
Cash and cash equivalents	**69.7**	35.9	**69.7**	35.9
Trade receivables [i]	**6.0**	4.7	**6.0**	4.7
Receivables	**2,034.1**	2,607.4	**2,034.1**	2,607.4
Derivative assets	**516.3**	297.6	**516.3**	297.6
Parent Entity liabilities				
Payables [i]	**1,104.6**	1,463.7	**1,104.6**	1,463.7
Interest bearing liabilities				
- Fixed rate debt	**2,318.5**	2,837.5	**3,132.1**	3,008.1
- Floating rate debt	**3,044.2**	1,253.2	**3,045.5**	1,253.2
Other financial liabilities	**1,273.1**	1,690.7	**1,273.1**	1,690.7
Derivative liabilities	**367.7**	400.7	**367.7**	400.7

[i] These financial assets and liabilities are not subject to interest rate risk.

	Consolidated		Parent Entity	
	31 Dec 08 $'000	31 Dec 07 $'000	**31 Dec 08 $'000**	31 Dec 07 $'000
NOTE 36 AUDITOR'S REMUNERATION				
Amounts received or due and receivable by the auditors of the Parent Entity and any other entity in the Group for:				
- Audit or review of the financial reports	**2,185**	1,866	**1,956**	1,708
- Assurance and compliance services	**128**	553	**128**	528
- Other services	**-**	-		
	2,313	2,419	**2,084**	2,236
Amounts received or due and receivable by Affiliates of the auditors of the Parent Entity for:				
- Audit or review of the financial reports	**174**	130	**-**	-
	174	130	**-**	-
	2,487	2,549	**2,084**	2,236

NOTE 37 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Trust is set out in this note unless disclosed elsewhere in this financial report.

The Group forms part of the Westfield Group and the related party disclosures for the Westfield Group have the same applicability to it. As such while the related party disclosures below make reference to the Group, they also relate to the Trust.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity

Details of Key Management Personnel are disclosed in note 38.

Other Related Parties

LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Group. This is due to LFG being under the control or significant influence of certain Directors of the Group, being Mr Frank Lowy, Mr David Lowy, Mr Steven Lowy and Mr Peter Lowy.

The Lowy Institute for International Policy is considered to be a related party of the Group. This is due to this entity being under the control or significant influence of certain Directors of the Group, being either Mr Frank Lowy, Mr Steven Lowy or Mr Peter Lowy.

(ii) Parent

Subsidiaries

Details of Parent Entity interests in subsidiaries are disclosed in Note 39.

Key Management Personnel of the entity

Details of Key Management Personnel are disclosed in Note 38.

Other Related Parties

The related parties noted under the consolidated description above are also related parties of the Parent Entity.

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity

Remuneration of Key Management Personnel is disclosed in note 38.

The Westfield Group owns two aircrafts for business use by its executives. One is located in Australia and the other is located in the United States. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Westfield Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and these Directors totalled $71,876 (31 December 2007: $829,906) during the period, and were payable on seven day terms.

Other Related Parties

The Westfield Group and LFG have entered into arrangements regarding the Westfield Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and they were reviewed by an independent expert. Details of these arrangements are as follows

- The Westfield Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Westfield Group incurred costs amounting to $1,655,046 (31 December 2007: $1,125,811) in relation to the use of these aircraft. Amounts charged are payable on 30 day terms.
- The Westfield Group has aircraft operation, maintenance, crew sharing, and hangar facility agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Westfield Group charged LFG $395,226 (31 December 2007: $540,117) in relation to the provision of aircrew, maintenance, and hangar facility to LFG, which were payable on seven day terms. Also during the period, the Westfield Group was charged $284,747 (31 December 2007: $389,104) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

LFG currently subleases premises from the Westfield Group. During the period $317,005 (31 December 2007: $299,356) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Westfield Group paid amounts totalling $18,134 (31 December 2007: $29,885) for rental accommodation owned by LFG.

During the period the Westfield Group charged LFG $141,300 (31 December 2007: $99,936) for service costs in relation to the provision of communication services.

During the period the Westfield Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfill their responsibilities.

At year end the following amounts were recorded in the Westfield Group balance sheet as receivable with the following related parties:

Nature	Type	2008	2007
Owing from LFG	Current receivable	**nil**	$1,509

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

(ii) Parent

Subsidiaries

Investments held in subsidiaries are disclosed in Note 39.

The Responsible Entity, a subsidiary of WHL, is considered to be a related party of the Westfield Group.

During the year, WT, WAT and WHL, transacted on normal commercial terms as stapled entities with respect to the following:

(a) Property management fee

(b) Manager's service charge

(c) Reimbursement of expenses

(d) Construction contracts

(e) Rebates

(f) Loans and financial derivatives

(c) Property management fee

The Property management fee for the year ended 31 December 2008 was $81.2 million (31 December 2007: $75.9million) of which $1.4 million (31 December 2007: $8.0 million) was payable to associates of the Responsible Entity at 31 December 2008.

(d) Manager's service charge

The Managers service charge expensed and payable for the year ended 31 December 2008 was $17.0 million (31 December 2007: $17.0 million) of which $8.1 million (31 December 2007: $8 million) was payable to associates of the Responsible Entity at 31 December 2008.

(e) Reimbursement of expenses

Reimbursement of expenses to associates of the Responsible Entity were $74.7 million (31 December 2007: $66.1 million) for the year ended 31 December 2008.

(f) Construction contracts

During the year, amounts paid (excluding GST) to associates of the Responsible Entity for construction contracts amounted to $451.5 million (31 December 2007: $543.7 million).

NOTE 37 RELATED PARTY DISCLOSURES (CONTINUED)

(g) Loans and financial derivatives

Cross currency swaps with WAT

WT and WAT entered into two cross currency swaps on 3 November 2004 and one cross currency swap on 18 January 2005. The terms, interest and principal amounts are as follows:

i) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010; and

ii) WT receives from WAT, on a semi-annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying to WAT, on a semi-annual basis, a commercial fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014.

iii) WT receives from WAT, on a quarterly basis, floating rate on a principal of US$210.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$277.0 million. The maturity date of this instrument is 5 February 2010.

The interest expense for the year in respect of cross currency swaps with WAT is $48.1 million (31 December 2007: $44.7 million).

Interest rate swaps with WAT

WT and WAT entered into an A$ interest rate swap on 13 December 2004 for the value of $200.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of July 2006 and continues until February 2015.

WT and WAT entered into an A$ interest rate swap on 13 July 2007 for the value of $500.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of August 2016 and continues until September 2016.

WT and WAT entered into an A$ interest rate swap on 13 July 2007 for the value of $350.0 million. WT receives, on a quarterly basis, a commercial floating rate from WAT and pays to WAT on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of November 2013 and continues until August 2015.

WT and WAT entered into an A$ interest rate swap on 26 November 2008 for the value of $200.0 million. WT pays, on a quarterly basis, a commercial floating rate to WAT and receives from WAT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of April 2009 and continues until August 2011.

Interest rate swaps with Westfield Capital Corporation Limited ("WCC")

WT and WCC entered into GBP interest rate swaps on 6 July 2007 for the value of £425.0 million. WT pays, on a quarterly basis, a commercial floating rate to WCC and receives from WCC, on a quarterly basis, a commercial fixed rate. The interest rate swaps had a start date of July 2007 and were terminated in July 2008. The net interest revenue for the year in respect of the interest rate swaps with WCC is $0.6 million (31 December 2007: $7.1 million) and the gain from the termination of interest rate swaps is $1.8 million.

Loans to/from WHL

During the year WT had advances to/from WHL. The net balance of the loan at year end is $244.5 million receivable (31 December 2007: $371.3 million), with accrued interest payable of $2.4 million (31 December 2007: $0.9 million). The net interest expense for the year in respect of the loan to WHL is $27.3 million (31 December 2007: net interest income of $12.1 million).

Loans to/from WAT

During the year, WAT advanced loans to WT. The balance of these loans at year end is $893.3 million payable (31 December 2007: $394.3 million) with accrued interest of $4.2 million payable (31 December 2007: $3.7 million). Interest accrues on this loan on a quarterly basis based on a floating rate. The interest expense for the year in respect of the loan from WAT is $37.4 million (31 December 2007: $30.8 million).

Loans to Westfield America Limited Partnership ("WALP")

WT issued a promissory note to WALP in 2007. The balance of these notes at year end is nil (31 December 2007: US$586.0 million). The interest income for the year in respect of the loan to WALP is $1.7 million (31 December 2007: $8.5 million).

Key Management Personnel of the entity

Details of transactions with Key Management Personnel are disclosed in part b(i) above.

Other Related Parties

Details of transactions with Other Related Parties are disclosed in part b(i) above.

82-35029

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL

The Group forms part of the Westfield Group. The Responsible Entity does not have any employees. Key Management Personel of the Group are paid by related entities within the Westfield Group.

As the Group forms part of the Westfield Group, the discussion under this note relates to the Westfield Group's remuneration policies and practices.

1. Remuneration Committee

1.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its Charter, a copy of which is available on the Westfield Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Westfield Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Westfield Group's succession planning policies;
- reviewing policy for participation by senior executives in equity linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each equity linked plan; and
- administering the equity linked plans as required in accordance with the rules of the plans.

1.2 Membership and meetings

The current members of the Remuneration Committee are:

Name	Position held	Status
Frederick G Hilmer AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski AC	Member	Independent Director

The Committee met three times in the Financial Year. All members of the Committee attended all meetings.

2 Remuneration of Non-Executive Directors

2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by members), acting on recommendations made by the Remuneration Committee. The objective of the Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board, work towards creating sustainable value for members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in Non-Executive director remuneration. In arriving at recommendations, the advisers consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Non-Executive Directors.

The Westfield Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this note and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Westfield Group's incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $2.5 million. That amount was approved by members at the Annual General Meeting of the Westfield Group held on 23 May 2008.

The fees paid to the Non-Executive Directors in the Financial Year are set out in section 2.2. For 2009, on the recommendation of the Remuneration Committee, the Board has determined that Non-Executive Directors remuneration will not be increased. This also applies to the Deputy Chairman's loading and all committee fees.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2.2 Remuneration of Non-Executive Directors

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Year	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
D H Lowy AM	**2008**	**175,000**	**30,000**	**–**	**24,000**	**–**	**–**	**–**	**229,000**
	2007	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	**2008**	**175,000**	**–**	**–**	**–**	**–**	**12,000**	**–**	**187,000**
	2007	150,000	–	–	–	–	12,000	–	162,000
P H Goldsmith QC PC [1]	**2008**	**60,051**	**–**	**–**	**–**	**–**	**–**	**–**	**60,051**
	2007	–	–	–	–	–	–	–	–
D M Gonski AC	**2008**	**175,000**	**–**	**20,000**	**–**	**6,000**	**12,000**	**–**	**213,000**
	2007	150,000	–	20,000	–	6,000	12,000	–	188,000
F G Hilmer AO	**2008**	**175,000**	**–**	**30,000**	**–**	**–**	**18,000**	**–**	**223,000**
	2007	150,000	9,144	30,000	–	–	18,000	–	207,144
S P Johns	**2008**	**175,000**	**–**	**20,000**	**18,000**	**–**	**–**	**420,000** [2]	**633,000**
	2007	150,000	–	20,000	18,000	–	–	420,000	608,000
J McFarlane [3]	**2008**	**148,077**	**–**	**–**	**–**	**–**	**–**	**–**	**148,077**
	2007	–	–	–	–	–	–	–	–
J Sloan [4]	**2008**	**148,077**	**–**	**–**	**–**	**–**	**–**	**–**	**148,077**
	2007	–	–	–	–	–	–	–	–
G H Weiss	**2008**	**175,000**	**–**	**–**	**18,000**	**–**	**–**	**–**	**193,000**
	2007	150,000	–	–	18,000	–	–	–	168,000
C M Zampatti AM	**2008**	**175,000**	**–**	**–**	**–**	**6,000**	**–**	**–**	**181,000**
	2007	150,000	–	–	–	6,000	–	–	156,000

(1) Lord (Peter) Goldsmith joined the Board on 28 August 2008.

(2) Following Mr Johns retirement as an Executive Director in October 2003, Mr Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues. These consultancy arrangements expired with effect from 31 December 2008.

(3) Mr McFarlane joined the Board on 26 February 2008. Accordingly, there are no comparative figures for 2007.

(4) Professor Sloan joined the Board on 26 February 2008. Accordingly, there are no comparative figures for 2007.

The table below sets out the remuneration for the Non-Executive Directors who retired during the Financial Year or 2007.

Name	Year	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
J Studdy [1]	**2008**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2007	50,687	–	6,758	–	–	–	–	57,445
F Vincent [2]	**2008**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2007	50,687	–	–	–	–	–	–	50,687
D R Wills AO [3]	**2008**	**69,231**	**–**	**–**	**–**	**2,373**	**–**	**–**	**71,604**
	2007	150,000	–	–	–	6,000	–	–	156,000

(1) Mr Studdy retired from the Board on 2 May 2007. Although no fees were paid during the Financial Year, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Studdy.

(2) Mr Vincent retired from the Board on 2 May 2007. Although no fees were paid during the Financial Year, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Vincent.

(3) Mr Wills retired from the Board on 23 May 2008. The amounts paid are for the period 1 January 2008 to 23 May 2008.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2.3 Other entitlements

Short term employee benefits
Cash salary and fees paid to the Non-Executive Directors are disclosed in the table in section 2.2.

Non-Executive Directors are not entitled to:

- short-term compensated absences;
- short-term cash profit sharing or other cash or performance related bonuses; or
- non-monetary or other short-term employee benefits.

Post-employment benefits
Non-Executive Directors are not entitled to:

- superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
- any other post-employment benefit.

Other long-term employee benefits
Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits
Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments
Non-Executive Directors do not participate in the Westfield Group's equity linked incentive plans and are not entitled to share based compensation.

2.4 Board changes
Mr Dean Wills retired as a Director on 23 May 2008.

Professor Judith Sloan and Mr John McFarlane joined the Board on 26 February 2008. They were elected by members at the Annual General Meeting held on 23 May 2008.

Lord (Peter) Goldsmith QC PC joined the Board on 28 August 2008. In accordance with the constitution of Westfield Holdings Limited (WHL), Lord Goldsmith will seek election as a Director at the Annual General Meeting of WHL to be held on 6 May 2009.

As announced recently to the ASX, Ms Carla Zampatti has advised the Board that, as a Director who is required to retire by rotation at the Annual General Meeting of WHL in 2009, she does not intend to stand for re-election at that meeting.

The Board has endorsed the candidacy of Mr Brian Schwartz AM as a Non-Executive Director. Mr Schwartz will seek election as a Director at the Annual General Meeting of WHL to be held on 6 May 2009. Full details regarding the candidacy of Mr Schwartz are included in the Notice of Meeting for the Annual General Meeting.

3 Remuneration of the senior executive team

3.1 Policy and environment
The Charter for the Remuneration Committee, as adopted by the Board, requires that the Westfield Group adopt policies and procedures which:

- properly motivate and reward executives having regard to the overall performance of the Westfield Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- enable the Westfield Group to attract and retain key executives who will create sustainable value for members and other stakeholders; and
- appropriately align the interests of executives with members.

In implementing its remuneration policies and procedures, the Westfield Group seeks to comply with applicable legal requirements and appropriate standards of governance.

The Westfield Group's current remuneration structure combines base salary with short term cash incentives and medium to long term equity linked incentives. The Westfield Group has sought to ensure that all elements of its executive remuneration remain competitive on a global basis.

In this note, reference to the Westfield Group's equity linked incentive plans are to the Executive Deferred Award Plan ("EDA Plan"), the Partnership Incentive Plan ("PIP Plan"), the Executive Performance Rights Plan ("EPR Plan") and the Partnership Incentive Rights Plan ("PIR Plan"), collectively referred to as the Plans.

The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and medium to long term incentives. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

The Westfield Group's remuneration practices are regularly benchmarked against its competitors in all markets. This extends beyond salary and short-term performance bonuses to the Westfield Group's equity linked incentive schemes which are an important part of the package used by the Westfield Group to attract, incentivise and retain executives.

In reviewing the remuneration policies and practices in the Financial Year against the specific remuneration objectives of the Westfield Group, the following general observations were made by the Remuneration Committee.

Performance
The senior executive team continued to perform strongly in the Financial Year, particularly having regard to the difficult market conditions which prevailed throughout the year. Westfield's executive management is widely regarded as a dedicated, highly competent and committed team. That reputation is frequently acknowledged by the Westfield Group's members as well as market analysts and commentators.

The specific achievements of the Westfield Group are discussed in more detail in sections "The Chairman's Review" and "The Westfield Group Managing Directors' Review" in the Westfield Group's Annual Report. As noted in the Reviews, the Westfield Group achieved its major operating targets for the Financial Year including the full year forecast distribution of $1.065 which was first announced to the market as the Group's target in February 2008.

The size and scope of the Westfield Group's business and the philosophy of intensive management of the Westfield Group's business mean that the management team faces challenges which demand highly skilled and committed executives.

These executives must also be capable of supporting, and transferring skills to, the Westfield Group's business in various locations around the world. In recent years, the continued expansion of the Westfield Group's business has placed additional pressure on the Westfield Group's human resources. Executives from Australia/New Zealand and the United States have been relocated to other countries to bolster resources and to ensure that there is an appropriate transfer of operating culture and knowledge from the more established countries in which the Westfield Group operates. This process continued during the Financial Year.

Retention
The Committee regards the ability of the Westfield Group to achieve continuity within the executive team as a significant continuing objective. Given the size, geographic spread and complexity of the Westfield Group's business, that continuity is considered to be vital to the continued success of the business.

In the Financial Year, for the first time in a number of years, there was an easing in the global demand and competition for skilled executives in most areas of the Westfield Group's business. As a consequence, the pressure to increase remuneration (including the grant of "retention awards" under the equity linked incentive plans) in order to retain our executive team has eased due to declining global demand in a wide range of job types. This significant change in the commercial environment is reflected in a number of the specific remuneration policies for 2008/2009 which are discussed in section 3.2.

Alignment
As noted above, it is the objective of the Westfield Group to appropriately align executive remuneration with the interests of members.

That alignment is achieved in a number of ways including:

- through the application of appropriate performance criteria in the short term variable bonus system; and
- through the participation by the executive team in the Westfield Group's equity linked incentive plans.

Broadly, as executives gain seniority in the Westfield Group, the balance of the mix between salary, short term variable bonus and participation in equity linked incentives moves to a higher proportion of variable cash remuneration (as opposed to fixed salary) and equity linked rewards (rather than cash payments). These elements of executive remuneration are considered to be "at risk" as they are dependent on the performance of the relevant executive and/or the performance of the Westfield Group.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3 Remuneration of the senior executive team (continued)

3.1 Policy and environment (continued)

As explained in detail in section 4.2, the Westfield Group's short term variable bonus scheme rewards executives for performance against financial and non-financial objectives which are considered to be in the interests of the Westfield Group and its members.

As regards the Westfield Group's equity linked incentive plans, the alignment of interests with members is created in a number of ways:

a. in the case of the PIP and PIR Plans, being the plans in which the most senior executives in the Westfield Group participate, through the performance hurdles which are established for each Qualifying Year (see section 3.3) and which focus on the fundamentals of the Westfield Group's business and on the performance of the executive team in meeting the operational, development and corporate targets set by the Board. The Board is of the view that if the management team maintains its focus on these fundamentals, members will be rewarded, over time, by superior performance (see section 3.3);

b. through the three to five year vesting periods which are imposed under the Westfield Group's Plans (see section 4.3). By requiring executives to serve lengthy periods with the Westfield Group in order to achieve vesting, the Westfield Group is better able to achieve its retention objectives. Consequently, the practice of paying disproportionate cash bonuses for achieving short term objectives (with questionable long term benefits) is avoided; and

c. the value of awards made to executives under each of the Westfield Group's equity linked plans mirrors, in all respects, the performance of the Westfield Group's securities on the ASX. As a consequence of the declining equity markets which have impacted property securities globally (including the Westfield Group), the value of unvested awards which will be received by executives participating in the Plans has reduced significantly. By way of example, the reduction in total remuneration of our senior executive team as a consequence of security price movements in 2008 is evident from the remuneration summaries for the Key Management Personnel as set out in section 7.2.

3.2 Specific remuneration policies for 2008/2009

Having regard to the current remuneration environment, the Remuneration Committee and the Board have set the following policies in relation to the remuneration of the Board and the senior executive team in 2008/09:

- there has been no increase in the fees payable to Non-Executive Directors in 2009;
- with two exceptions arising as a consequence of promotions, there have been no base salary increases for the senior executive team in 2009;
- the aggregate increase for other executives and staff for 2009 has been capped at 4% per annum (to reflect increases in the cost of living);
- other than the exceptions noted above, the total target remuneration (including short term bonuses and equity linked incentives) for the senior executive team in 2009 has been capped at the same level as 2008. Of course, the actual remuneration to be paid in respect of the 2009 financial year will be determined at the end of the year following a full review of the performance of the Westfield Group; and
- in almost all cases for the senior executive team, the short term variable bonuses paid to executives for 2008 were at, or below, the same level as were paid in 2007.

3.3 Review of equity linked incentive plans for 2008

In 2004, the Westfield Group introduced two new equity linked incentive plans – the EDA and the PIP Plans. Following changes to Australian tax laws in 2007, during the Financial Year, the Westfield Group introduced two new performance rights plans which function in the same manner as the EDA and PIP Plans except that entitlements are satisfied by the issue or transfer of a Westfield Group security to the plan participants (as opposed to payment of a cash amount). The operation of each of these plans is described in greater detail in section 4.3.

Awards made under the EDA Plan are generally in the nature of a deferral (for a period of three years) of a part of the remuneration payable to an executive in respect of the performance of that executive in a financial year.

Equally, the PIP Plan (see section 4.3) is intended to reward strong performance by the executive team (measured against performance hurdles set in respect of the year in which the hurdles apply, known as the Qualifying Year) and to provide an incentive for executives to remain with the Westfield Group over the subsequent vesting period of four years.

2008 Qualifying Year

The hurdles for the 2008 Qualifying Year were based on the Westfield Group:

a. achieving growth in Operational segment earnings (on a constant currency basis) as reported by the Westfield Group (this hurdle had a 75% weighting); and

b. achieving a targeted level of development project starts (this hurdle had a 25% weighting).

The hurdle relating to Operational segment earnings was achieved in full in 2008. In view of the adverse conditions which prevailed globally for much of the Financial Year and the significant impact which those conditions had on the property industry generally, the Board was extremely pleased that the Westfield Group was able to meet its forecasts (as announced to the market in February 2008) for both Operational segment earnings and distributions for the Financial Year.

In the case of the hurdle relating to achievement of a targeted level of development starts, the Board agreed to exercise its discretion to allow full vesting of the awards despite the fact that the target set by the Board in January 2008 was missed by a small margin. As noted in the 2007 Remuneration Report in the Westfield Group Annual Report, the Board retained the discretion to allow full vesting against this hurdle where the hurdle is not satisfied in any year due to circumstances which do not constitute unsatisfactory management performance. In reaching the decision to permit full vesting, the Board took into account a number of factors. Most importantly, the Board recognised that its own strategic capital management decisions, rather than the decisions or actions of management, resulted in the deferral of commencement of certain developments (which were otherwise ready to commence) until economic conditions improve. These decisions, which were considered by the Board to be prudent and necessary in view of the deteriorating global economic environment, resulted in the hurdle not being achieved in full in the Financial Year.

As a consequence, 100% of the potential awards which were eligible for issue under the PIP Plan in respect of the 2008 Qualifying Year, have been issued to participants.

2009 Qualifying Year

In respect of the hurdle(s) to apply to the PIP and PIR Plans for the 2009 Qualifying Year, the Remuneration Committee and the Board have continued to focus on measures which reflect the underlying operating strength of the business.

However, the Board acknowledges the continuing capital constraints which are expected to continue in 2009. In view of those constraints, the Westfield Group has indicated in its Financial Year results presentation that in light of prevailing economic conditions, it does not expect to commence any large projects during the remainder of 2009. Rather, the Westfield Group's development focus will be on the significant projects already commenced at Stratford City in the United Kingdom and the Sydney City redevelopment in Australia. In view of this, the Board has determined that there will be no performance hurdle relating to development starts during the 2009 Qualifying Year.

Rather, given the challenges presented by difficult global operating conditions, the Board is of the view that the hurdle for the vesting of awards in the 2009 Qualifying Year should be based solely on achieving the Westfield Group's targets for Operational segment earnings per security. As in previous years, the Board has set a graduated scale of vesting having regard to performance against targets for Operational segment earnings per security which are referable to the Westfield Group's budget for the 2009 financial year.

This hurdle is the most fundamental measure of the health of the operating business of the Westfield Group and is completely aligned with the interests of members. Earnings from the Operational segment are the best measure of the profitability of the core operating business of the Westfield Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). Operational segment earnings are reported to the market semi-annually and are the primary source from which distributions are paid to members.

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NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3 Remuneration of the senior executive team (continued)

3.3 Review of equity linked incentive plans for 2008 (continued)

Performance against this hurdle will be measured in a single Qualifying Year. To the extent that awards are granted based on performance in the 2009 Qualifying Year, the only subsequent vesting requirement will be that the executive remains with the Westfield Group for a further four years. As noted above, the Committee considers that the structure of annual awards with performance hurdles measured in a single Qualifying Year and vesting over an extended period provides an appropriate balance between providing performance incentive and retention.

It has been the practice of the Board to advise the nature of the current hurdle(s) applicable to the equity linked incentive plans without publishing the precise targets which have been set in any Qualifying Year. The hurdle approved by the Board incorporates a graduated scale of growth in Operational segment earnings. If those earnings are below the minimum level set in the graduated scale, no part of the value of the awards which are contingent on meeting this hurdle will vest. Earnings above the minimal level set in the graduated scale will result in participants earning between 50% and 100% of the targeted number of awards, depending on the level of Operational segment earnings per security which is achieved.

As in previous years, the Remuneration Committee has considered, and taken advice regarding the implementation of a hurdle based on measurement of total return to shareholders ("TRS") (based on a combination of distributions and capital growth in the price of Westfield Group securities) compared to an identified peer group. The Committee again rejected the use of a TRS based hurdle primarily due to unwillingness on the part of the Board and the Committee to determine entitlement to executive rewards by reference to movements in the price of Westfield Group securities and due to the absence of an appropriate peer group in Australia or internationally to act as a benchmark against which to measure TRS performance. The Westfield Group's position on this issue has been elaborated in previous Remuneration Reports in the Westfield Group Annual Report.

The philosophy of the Westfield Group has been, and remains, that the Westfield Group's long term success is a product of sound operating performance and strategic decision making and that the focus of the executive team should remain on the underlying business and not on the price of the Westfield Group's securities. The Committee is of the view that if the management team maintains its intensive focus on these fundamentals, members will be rewarded, over time, by superior market performance.

The Remuneration Committee and the Board are satisfied that the proposed hurdle for the 2009 Qualifying Year and the remuneration structure in general are appropriate having regard to the general objectives referred to above.

4 Components of Westfield executive remuneration

4.1 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and, in the expectation that executives will meet the high standards set by the Westfield Group, the Westfield Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and, where relevant, promotion.

4.2 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Westfield Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special or project bonus to any member of the senior executive team is at the discretion of the Remuneration Committee.

Cash based incentives for the Executive Chairman, the Westfield Group Managing Directors and the Westfield Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Westfield Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

4.3 Equity linked incentive plans

The Westfield Group has four equity linked incentive plans. The EDA Plan and the PIP Plans which were introduced following the Merger in 2004 to replace the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity linked incentive plans of the Westfield Group. In 2008, the Westfield Group introduced the EPR Plan and the PIR Plan which are described in more detail below.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby, on maturity, the executive is entitled to receive, for no further consideration, one Westfield Group security for each award. However, as explained below, these two equity linked Plans are synthetic and executives receive cash payments rather than actual securities.

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $10.00 per stapled security, the participant would receive an award equal to the economic benefit of 2,000 Westfield Group stapled securities;
- during the vesting period of three to five years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Westfield Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a broader based plan in which senior executives and high performing employees participate. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4.3 Equity linked incentive plans (continued)

The EDA Plan (continued)

against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

Since 2005, the Board has utilised the EDA Plan to make non-recurring awards (known as retention awards) to the Westfield Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Westfield Group Managing Directors receive these retention awards.

These retention awards are intended to provide a further incentive to a small number of the Westfield Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Westfield Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

The structure of the PIP Plan reflects the decision by the Westfield Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group participates in the PIP Plan. There are currently 15 executives world-wide, including the Westfield Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of members as discussed in section 3.1.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of those hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are granted at that time and vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The hurdle chosen by the Remuneration Committee for the 2009 Qualifying Year is discussed in section 3.3.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Westfield Group for a period of five years in order to get the full benefit of each award.

The EPR Plan and PIR Plan

In 2004, the Westfield Group moved to "synthetic" equity linked incentive plans as certain Australian taxation concessions in place at the time in relation to options over shares issued under employee share plans did not apply equally to options granted to employees over units in a trust. As a consequence, it was not practical for the Westfield Group to issue options over Westfield Group securities. Rather, the Westfield Group introduced the synthetic plans (EDAP and PIP Plans) as described above which results in a cash payment to executives based on the value of Westfield Group securities rather than being settled through the issue or transfer of actual securities.

In 2007, the Federal government introduced legislation to correct this position with regard to stapled securities, such as the Westfield Group, where a share in a company (Westfield Holdings Limited) is stapled to units in a trust (Westfield Trust and Westfield America Trust).

The EPR Plan and PIR Plan operate in much the same manner as the EDA Plan and PIP Plan except that entitlements will be satisfied by the delivery of Westfield Group securities (as opposed to the payment of a cash amount).

The EPR and PIR Plans also offer participants the opportunity to defer the time at which they are taxed once the performance rights vest. Typically, on delivery of securities, participants will be taxed on the value of the securities (as ordinary income). These plans enable participants to defer the taxing point if they elect to have a restriction period on dealing with securities that vest under the plans. If such an election is made, securities delivered upon vesting will be placed in a "holding lock". This means that, while the securities will be registered in the name of the participant and they will have a right to vote and receive distributions, the participant will not be able to sell or transfer the securities during the restriction period. The restriction period is up to ten years from the date of the grant of the performance rights.

4.4 Hedging policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Westfield Group's Security Trading Policy, participants in the Plans are prohibited from entering into hedging arrangements in respect of unvested awards or rights in any of the Plans.

The primary purpose of this prohibition is to ensure that, at all times until awards granted to executives under the Plans have vested, there is complete alignment between the interests of the executive and the interests of the Westfield Group and its members. In the Board's view, that alignment potentially ceases if an executive's economic interest in the benefit of an award or right is hedged – with the effect that the executive is not affected (or is affected to a lesser extent), by positive or negative movements in the market value of Westfield Group securities.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under the Plans. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the Plans.

5 Performance of the Westfield Group

Westfield Trust is part of the Westfield Group. Full details of the Westfield Group's various financial and operating achievements are contained in the Chairmans Review and the Westfield Group Managing Directors Review at pages 2 to 9 of the Westfield Group Annual Report.

6 Remuneration of the Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Westfield Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

The remuneration of the Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee.

The Westfield Group's remuneration practices are regularly benchmarked against its competitors in all markets. In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in remuneration for Executive Directors. In arriving at recommendations, the advisers consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Executive Directors.

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NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

6.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 31 December 2008 and was extended on the same terms until 31 December 2009. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's remuneration for the Financial Year is as follows:

a. a base salary of $8 million;

b. an annual performance bonus of $7 million. Despite Mr Lowy being entitled to a target bonus of $8 million, in keeping with the general policy of not increasing the remuneration of the senior executive team above the level received in 2007, the Board accepted the recommendation of the Remuneration Committee to pay Mr Lowy a bonus of $7 million; and

c. other benefits as detailed in the table below. These non monetary benefits have not changed from previous financial years. The cost of providing these benefits increased in 2008, as shown in the table below.

Mr Lowy does not participate in the Westfield Group's equity linked incentive plans.

Mr Lowy's service contract does not contain provision for any payment on termination by the Westfield Group (with or without cause) other than the retirement benefit referred to below and shown in the table below.

The performance hurdles for the payment of Mr Lowy's bonus were the same performance hurdles as those applied to the 2008 Qualifying Year hurdles for the PIP Plan (see section 3.3). As noted above, those hurdles were satisfied.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $126,062. This amount was higher than 2007 ($66,506) as a consequence of the higher CPI adjustment on Mr Lowy's entitlement.

In setting Mr Lowy's remuneration, the Board had regard to a number of factors including Mr Lowy's status as one of Australia's most respected and influential chief executive officers and his knowledge, not only of the Westfield Group and its history, but of the broader industry in which the Westfield Group operates, both locally and internationally. With over 48 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

The Board also had regard to the salaries paid to other chief executive officers of global corporations and the fact that Mr Lowy does not participate in the Westfield Group's equity linked incentive plans.

The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	**2008 $**	2007 $
Short Term Employee Benefits		
– Base salary Fixed	**8,000,000**	8,000,000
– Cash bonus (accrued) At risk	**7,000,000**	7,000,000
– Other short term employee benefits [1] Fixed	**24,657**	1,351
– Non monetary benefits [2] Fixed	**1,054,041**	817,421
Post Employment Employee Benefits		
– Pension and superannuation benefits	–	–
– Retirement benefits [3] Fixed	**126,062**	66,506
Other Long Term Benefits	–	–
Termination Benefits		
Share Based Payments [4]	–	–
Total Remuneration	**16,204,760**	15,885,278

[1] Comprising annual leave and long service leave entitlements.

[2] Other benefits comprise usage of the Westfield Group's aircraft which is classified as private usage ($1,051,131). The entitlement to private usage of the Westfield Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

[3] Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

[4] The Executive Chairman does not participate in the Westfield Group's equity linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

6.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Westfield Group since 1983.
- Has resided in the United States since 1990.
- Salary and bonus are reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

6.2 Group Managing Directors (continued)

Mr Peter Lowy (continued)

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary [1] Fixed	**2,907,653**	2,980,448
– Cash bonus (accrued) [2] At risk	**4,000,000**	4,000,000
– Other short term employee benefits [3] Fixed	**103,915**	(147,589)
– Non monetary benefits Fixed	**–**	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
Share Based Payments [4]		
– EDA Plan (at risk)	**394,338**	1,134,138
– PIP Plan (at risk)	**885,388**	2,026,952
Other Long Term Benefits	**–**	–
Total Remuneration	**8,291,294**	9,993,949

(1) Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

(2) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(3) Comprising annual leave entitlements.

(4) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Mr Lowy does not participate in the EPR Plan or the PIR Plan. Refer to the tables at 6.3 and 6.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

Mr Steven Lowy

- Has been with the Westfield Group since 1987.
- Salary and bonus are reviewed annually by the Remuneration Committee.
- Base salary of A$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary Fixed	**2,500,000**	2,500,000
– Cash bonus (accrued) [1] At risk	**4,000,000**	4,000,000
– Other short term employee benefits [2] Fixed	**89,743**	70,513
– Non monetary benefits Fixed	**–**	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
Share Based Payments [3]		
– EDA Plan (at risk)	**394,338**	1,134,138
– PIP Plan (at risk)	**885,388**	2,026,952
Other Long Term Benefits	**–**	–
Total Remuneration	**7,869,469**	9,731,603

(1) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(2) Comprising annual leave and long service leave entitlements.

(3) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Mr Lowy does not participate in the EPR Plan or the PIR Plan. Refer to the tables at 6.3 and 6.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

6.3 Westfield Group Managing Directors: participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to either of the Westfield Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards (1)	Total Awards Held	Fair Value at Grant (2) $	Market value at 10 Mar 09(4) $	Performance Hurdles
Peter Lowy	1 January 2006 (3)	43,255	1 January 2009	7,991	51,246	980,713	479,150	N/A
Group Managing	1 January 2007	43,928	1 January 2010	5,066	48,994	984,562	458,094	N/A
Director	1 January 2008	49,912	15 December 2010	3,097	53,009	916,164	495,634	N/A
Steven Lowy	1 January 2006 (3)	43,255	1 January 2009	7,991	51,246	980,713	479,150	N/A
Group Managing	1 January 2007	43,928	1 January 2010	5,066	48,994	984,562	458,094	N/A
Director	1 January 2008	49,912	15 December 2010	3,097	53,009	916,164	495,634	N/A

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006, 2007 and 2008.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

(3) These awards vested (and were paid) in January 2009. The payout amount was $683,109 for each Westfield Group Managing Director.

(4) The market value at 10 March 2009 is based on the closing security price of $9.35.

6.4 Westfield Group Managing Directors: participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to either of the Westfield Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards (1)	Total Awards Held	Fair Value at Grant (2) $	Market value at 10 Mar 09(4) $	Performance Hurdles
Peter Lowy Group Managing	1 January 2006	111,465	55,733: 01/01/09 (3) 55,732: 01/01/10	20,596	132,061	2,149,393	1,234,770	Satisfied
Director	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	11,638	112,563	2,307,832	1,052,464	Satisfied
	1 January 2008	103,360	51,680: 15/12/10 51,680: 15/12/11	6,411	109,771	2,387,266	1,026,359	Satisfied
	1 January 2009	117,440	58,720: 15/12/11 58,720: 15/12/12	–	117,440	2,059,746	1,098,064	Satisfied
Steven Lowy Group Managing	1 January 2006	111,465	55,733: 01/01/09 (3) 55,732: 01/01/10	20,596	132,061	2,149,393	1,234,770	Satisfied
Director	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	11,638	112,563	2,307,832	1,052,464	Satisfied
	1 January 2008	103,360	51,680: 15/12/10 51,680: 15/12/11	6,411	109,771	2,387,266	1,026,359	Satisfied
	1 January 2009	117,440	58,720: 15/12/11 58,720: 15/12/12	–	117,440	2,059,746	1,098,064	Satisfied

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006, 2007 and 2008.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIP Plan.

(3) These awards vested (and were paid) in January 2009. The payout amount was $880,193 for each Westfield Group Managing Director.

(4) The market value at 10 March 2009 is based on the closing security price of $9.35.

7 Executive remuneration and termination arrangements

7.1 Service contracts and termination arrangements

This note incorporates details of the other Key Management Personnel as defined under AASB 124. Mr Peter Allen, Group Financial Officer and Mr Robert Jordan, Managing Director of Australia and New Zealand are Key Management Personnel as defined under AASB 124.

A range of service arrangements operate within the Westfield Group. As noted in the table below, Mr Jordan has been with the Westfield Group in excess of 21 years, and Mr Allen has been with the Westfield Group for 13 years. There are no formal service contracts for Mr Jordan or Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

It is the Westfield Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

7 Executive remuneration and termination arrangements (continued)

The table below outlines the terms of the service contracts with other Key Management Personnel.

Name And Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.
Robert Jordan Managing Director, Australia and New Zealand	Westfield Limited	24 August 1987	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

7.2 Remuneration: other *Key Management Personnel*

The following table sets out the remuneration of the other Key Management Personnel.

EXECUTIVE		SHORT TERM EMPLOYEE BENEFITS $				POST EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS $				TERMINATION BENEFITS	OTHER LONG TERM EMPLOYEE BENEFITS	TOTAL [8]
		BASE SALARY FIXED [1]	ACCRUED BONUS Vested: 100% AT RISK [2]	OTHER SHORT TERM EMPLOYEE BENEFITS FIXED [3]	NON MONETARY BENEFITS FIXED		EDA PLAN TOTAL AT RISK [4]	PIP PLAN TOTAL AT RISK [5]	EPR PLAN TOTAL AT RISK [6]	PIR PLAN TOTAL AT RISK [7]			
Peter Allen Group Chief Financial Officer	*2008*	1,200,000	1,200,000	188,508	–	–	696,588	3,073	234,836	312,883	–	–	3,835,888
	2007	1,000,000	1,500,000	88,871	–	–	2,392,372	884,017	–	–	–	–	5,865,260
Robert Jordan Managing Director Australia and New Zealand	*2008*	1,200,000	1,200,000	219,899	–	–	712,009	3,073	156,558	312,883	–	–	3,804,422
	2007	1,000,000	1,500,000	97,075	–	–	2,300,897	884,017	–	–	–	–	5,781,989

(1) Base salary is inclusive of superannuation guarantee contributions.

(2) No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

(3) The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

(4) Refer to the table at 7.3.

(5) Refer to the table at 7.4.

(6) Refer to the table at 7.5.

(7) Refer to the table at 7.6.

(8) None of the other Key Management Personnel was paid an amount before they took office as consideration for agreeing to take office.

82-35029

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

7 Executive remuneration and termination arrangements (continued)

7.3 Other Key Management Personnel: participation in the EDA Plan

The following chart details awards under the EDA Plan held by other Key Management Personnel. There has been no alteration to the terms of the grants to any of the other Key Management Personnel under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards (1)	Total Awards Held	Fair Value at Grant (2) $	Market value at 10 Mar 09(7) $	Performance Hurdles
Peter Allen (3)	1 January 2006	20,185	1 January 2009 (4)	3,731	23,916	457,669	223,615	N/A
Group Chief	1 January 2006	288,355	1 January 2011	53,265	341,620	6,786,595	3,194,147	N/A
Financial Officer	1 January 2007	20,672	1 January 2010	2,384	23,056	463,362	215,574	N/A
	1 January 2008	–	–	–	–	–	–	–
Robert Jordan (5)	1 January 2006	17,305	1 January 2009 (6)	3,200	20,505	392,379	191,722	N/A
Managing Director,	1 January 2006	288,355	1 January 2011	53,265	341,620	6,786,595	3,194,147	N/A
Australia and	1 January 2007	20,672	1 January 2010	2,384	23,056	463,362	215,574	N/A
New Zealand	1 January 2008	–	–	–	–	–	–	–

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006, 2007 and 2008.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and security price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

(3) From 1 January 2008, Mr Allen no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Allen, participate in the EPR Plan. Refer table at 7.5.

(4) These awards have vested and have been paid. The payout amount was $318,800.

(5) From 1 January 2008, Mr Jordan no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the EPR Plan. Refer table at 7.5.

(6) These awards have vested and have been paid. The payout amount was $273,332.

(7) The market value at 10 March 2009 is based on the closing security price of $9.35.

7.4 Other Key Management Personnel: participation in the PIP Plan

The following chart details awards under the PIP Plan held by other Key Management Personnel. Details of the alterations to the terms of the grants since the grant date are outlined in Note 1 to the table in section 7.6.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards (1)	Total Awards Held	Fair Value at Grant (2) $	Market value at 10 Mar 09(7) $	Performance Hurdles
Peter Allen (3) Group Chief	1 January 2006	44,590	22,295: 01/01/09 (4) 22,295: 01/01/10	8,242	52,832	994,254	493,979	Satisfied
Financial Officer	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	5,322	51,462	968,478	481,170	Satisfied
	1 January 2008	–	–	–	–	–		–
Robert Jordan (5) Managing Director,	1 January 2006	44,590	22,295: 01/01/09 (6) 22,295: 01/01/10	8,242	52,832	994,254	493,979	Satisfied
Australia and New Zealand	1 January 2007	46,140	23,070: 01/01/10 23,070: 01/01/11	5,322	51,462	968,478	481,170	Satisfied
	1 January 2008	–	–	–	–	–		–

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006 and 2007.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and security price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIP Plan.

(3) From 1 January 2008, Mr Allen no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Allen, participate in the PIR Plan. Refer table at 7.6.

(4) Half these awards have vested and have been paid. The payout amount was $352,125.

(5) From 1 January 2008, Mr Jordan no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the PIR Plan. Refer table at 7.6.

(6) Half these awards have vested and have been paid. The payout amount was $352,125.

(7) The market value at 10 March 2009 is based on the closing security price of $9.35.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

7 Executive remuneration and termination arrangements (continued)

7.5 Other Key Management Personnel: participation in the EPR Plan

Executive	Commencement Date	Number of Awards at Grant Date	Vesting Date	Total Awards Held	Fair Value at Grant[1] $	Market value at 10 Mar 09[4] $	Performance Hurdles
Peter Allen[2] Group Chief Financial Officer	1 January 2008	52,302	15 December 2010	52,302	704,508	489,024	N/A
Robert Jordan[3] Managing Director, Australia and New Zealand	1 January 2008	34,868	15 December 2010	34,868	469,672	326,016	N/A

(1) The fair value of the awards issued under the EPR Plan is calculated using the Black – Scholes option pricing methodology. The fair value of the awards issued under the EPR Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EPR Plan.

(2) From 1 January 2008, Mr Allen no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Allen, participate in the EPR Plan.

(3) From 1 January 2008, Mr Jordan no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the EPR Plan.

(4) The market value at 10 March 2009 is based on the closing security price of $9.35.

7.6 Other Key Management Personnel: participation in the PIR Plan[1]

Executive	Commencement Date	Number of Awards at Grant Date	Vesting Date	Total Awards Held	Fair Value at Grant[2] $	Market value at 10 Mar 09[5] $	Performance Hurdles
Peter Allen[3] Group Chief	1 January 2008	55,470	27,095: 15/12/10 28,375: 15/12/11	55,470	980,701	518,645	Satisfied
Financial Officer	1 January 2009	71,572	34,868: 15/12/11 36,704: 15/12/12	71,572	873,527	669,198	Satisfied
Robert Jordan[4] Managing Director,	1 January 2008	55,470	27,095: 15/12/10 28,375: 15/12/11	55,470	980,701	518,645	Satisfied
Australia and New Zealand	1 January 2009	71,572	34,868: 15/12/11 36,704: 15/12/12	71,572	873,527	669,198	Satisfied

(1) As outlined in section 4.3, due to changes in Australian tax legislation, stock settled performance rights may now be offered to certain executives in the Westfield Group as opposed to a synthetic incentive such as awards under the EDA and PIP Plans. With respect to awards under the PIP Plan that were to be granted in the Financial Year as a result of the 2007 Qualifying Year hurdles having been met, these awards were converted to rights under the PIR Plan for the following Key Management Personnel: Mr Allen and Mr Jordan. As noted in section 4.3, the PIR Plan operates essentially in the same manner as the PIP Plan except that on vesting Westfield Group stapled securities are issued as opposed to payment of a cash amount, based on the market value of the stapled securities. In addition, under the PIP Plan, distributions paid on a Westfield Group security are notionally reinvested such that the number of Westfield Group securities in an award increase during the life of the award. This does not occur under the PIR Plan. Rather, the number of performance rights is adjusted to include an amount being an estimate of the distributions payable on a Westfield Group stapled security over the vesting period. The effective date of the alteration to the PIP Plan was 1 January 2008. The market price of a Westfield Group stapled security at that date was $19.35 per security. The difference between the total value of the awards and rights as a result of the alteration is as follows: Mr Allen $8,950 and Mr Jordan $8,950. The terms of the PIR Plan are described in section 4.3.

(2) The fair value of the awards issued under the PIR Plan is calculated using the Black – Scholes option pricing methodology. The fair value of the awards issued under the PIR Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIR Plan.

(3) From 1 January 2008, Mr Allen no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Allen, participate in the PIR Plan.

(4) From 1 January 2008, Mr Jordan no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Jordan, participate in the PIR Plan.

(5) The market value at 10 March 2009 is based on the closing security price of $9.35.

NOTE 38 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

8. Options and shareholdings of Key Management Personnel

8.1 Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

8.2 Shareholdings of Key Management Personnel

Stapled securities held in the Group (number)	Balance at 1 Jan 2008	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2008
F P Lowy AC, D H Lowy AM, P S Lowy, S M Lowy (1)	179,598,368			18	179,598,386
R L Furman	–			50,000	50,000
P H Goldsmith QC PC (2)	–			–	–
D M Gonski AC	320,439			–	320,439
F G Hilmer AO	238,512			–	238,512
S P Johns	1,536,435			14,049	1,550,484
J McFarlane (3)	–			–	–
J Sloan (3)	–			1,000	1,000
G H Weiss	21,739			–	21,739
D R Wills AO (4)	20,000			–	20,000
C M Zampatti AM	338,922			2,656	341,578
P K Allen	171,295			(74,698)	96,597
R Jordan	773,119			(75,000)	698,119
Total	**183,018,829**	**–**	**–**	**(81,975)**	**182,936,854**

(1) The aggregate interest of the Lowy Directors includes family holdings and interests held by Westfield Officers Superannuation Fund (formerly known as Westfield Superannuation C Fund) and Amondi Pty Limited as trustee of the Westfield Executive Option Plan Trust. The net change includes the acquisitions, transfers and disposals of those entities. The Lowy Directors did not dispose of any shares.

(2) Lord Goldsmith was appointed to the Board on 28 August 2008.

(3) Mr McFarlane and Professor Sloan were appointed to the Board on 26 February 2008.

(4) Mr Wills retired from the Board on 23 May 2008. This represents Mr Wills' holding of WDC stapled securities at the date of his retirement.

8.3 Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with Key Management Personnel are included in Note 37.

(ii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends / distributions by the Westfield Group in respect of stapled securities held in the Westfield Group.

NOTE 39 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES

	31 Dec 08 – Interest		31 Dec 07 – Interest	
Name of entity	Beneficial Parent Entity %	Consolidated or Equity accounted %	Beneficial Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA				
Parent Entity				
Westfield Trust	**100.0**	**100.0**	100.0	100.0
Consolidated Controlled Entities				
Bondi Junction Trust	**100.0**	**100.0**	100.0	100.0
Cairns Investment Trust - Units	**100.0**	**100.0**	100.0	100.0
Carindale Property Trust	**50.0**	**100.0**	50.0	100.0
Fidele Trust	**100.0**	**100.0**	-	-
Fountain Gate Trust	**100.0**	**100.0**	100.0	100.0
Market Street Investment Trust	**100.0**	**100.0**	100.0	100.0
Market Street Property Trust	**100.0**	**100.0**	100.0	100.0
VIC Shopping Centre Trust	**100.0**	**100.0**	100.0	100.0
WD Trust	**100.0**	**100.0**	100.0	100.0
WestArt Trust	**100.0**	**100.0**	100.0	100.0
Westfield Chatswood Trust	**100.0**	**100.0**	100.0	100.0
Westfield Morley Trust	**100.0**	**100.0**	100.0	100.0
Westfield Northgate Trust	**100.0**	**100.0**	100.0	100.0
Westfield Shoppingtown Property Trust	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust C	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust D	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust E	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust F	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust G	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust H	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust I	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust J	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust K	**100.0**	**100.0**	100.0	100.0
Westfield Sub Trust No.2	**100.0**	**100.0**	100.0	100.0
Westfield Tuggerah Trust	**100.0**	**100.0**	100.0	100.0
WT Finance (Aust) Pty Limited	**100.0**	**100.0**	100.0	100.0
Proportionately Consolidated Joint Ventures				
Westfield Airport West	**50.0**	**50.0**	50.0	50.0
Westfield Bay City	**50.0**	**50.0**	50.0	50.0
Westfield Belconnen	**50.0**	**50.0**	50.0	50.0
Westfield Carindale	**25.0**	**50.0**	25.0	50.0
Westfield Casey	**50.0**	**50.0**	50.0	50.0
Westfield Helensvale	**50.0**	**50.0**	50.0	50.0
Westfield Hurstville	**50.0**	**50.0**	50.0	50.0
Westfield Liverpool	**50.0**	**50.0**	50.0	50.0
Westfield Marion	**50.0**	**50.0**	50.0	50.0
Westfield Miranda	**50.0**	**50.0**	50.0	50.0
Westfield North Lakes	**50.0**	**50.0**	50.0	50.0
Westfield Parramatta	**50.0**	**50.0**	50.0	50.0
Westfield Penrith	**50.0**	**50.0**	50.0	50.0
Westfield Plenty Valley	**50.0**	**50.0**	50.0	50.0
Westfield West Lakes	**50.0**	**50.0**	50.0	50.0
Westfield Whitford City	**50.0**	**50.0**	50.0	50.0
Westfield Woden	**50.0**	**50.0**	50.0	50.0

82-35029

NOTE 39 DETAILS OF CONTROLLED ENTITIES, PROPORTIONATELY CONSOLIDATED AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest		31 Dec 07 – Interest	
Name of entity	Beneficial Parent Entity %	Consolidated or Equity accounted %	Beneficial Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA (CONTINUED)				
Equity Accounted Entities				
AMP Wholesale Shopping Centre Trust No.2	**10.0**	**10.0**	10.0	10.0
CMS General Trust	**50.0**	**50.0**	50.0	50.0
CMS Property Trust	**50.0**	**50.0**	50.0	50.0
KSC Trust	**33.3**	**33.3**	25.0	25.0
Mt Druitt Shopping Centre Trust	**50.0**	**50.0**	50.0	50.0
SA Shopping Centre Trust	**50.0**	**50.0**	50.0	50.0
Southland Trust	**50.0**	**50.0**	50.0	50.0
Tea Tree Plaza Trust	**50.0**	**50.0**	50.0	50.0
Westmyer Nominees Pty Limited	**50.0**	**50.0**	50.0	50.0
ENTITIES INCORPORATED IN NEW ZEALAND				
Consolidated Controlled Entities				
Abyssinian Holdings Limited	**99.0**	**99.0**	99.0	99.0
Albany Shopping Centre (No 2) Limited	**100.0**	**100.0**	100.0	100.0
Albany Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Cedarville Properties Limited	**100.0**	**100.0**	100.0	100.0
Chartwell Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Copthorne Investments Limited	**100.0**	**100.0**	100.0	100.0
Downtown Shopping Centre (No 2) Limited	**100.0**	**100.0**	100.0	100.0
Downtown Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Glenfield Mall Limited	**100.0**	**100.0**	100.0	100.0
Johnsonville Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Kroftfield Properties Limited	**100.0**	**100.0**	100.0	100.0
Manukau City Centre Limited	**100.0**	**100.0**	100.0	100.0
Petavid Investments Limited	**100.0**	**100.0**	100.0	100.0
Queensgate Centre Limited	**100.0**	**100.0**	100.0	100.0
Redisville Enterprises Limited	**100.0**	**100.0**	100.0	100.0
Riccarton Shopping Centre (1997) Limited	**100.0**	**100.0**	100.0	100.0
Shore City Centre (1993) Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group (No. 2) Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group (No. 3) Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group Holdings Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Group Limited	**100.0**	**100.0**	100.0	100.0
St Lukes Square (1993) Limited	**100.0**	**100.0**	100.0	100.0
The Plaza Pakuranga Limited	**100.0**	**100.0**	100.0	100.0
WestCity Shopping Centre Limited	**100.0**	**100.0**	100.0	100.0
Westfield Trust (NZ) Limited	**100.0**	**100.0**	100.0	100.0
WT Finance (NZ) Limited	**100.0**	**100.0**	100.0	100.0

NOTE 40 SUBSEQUENT EVENTS

Since the end of the year, the Westfield Group has raised $2.84 billion (net of underwriting expenses) in a fully underwritten placement of new securities. The Westfield Group has issued 276,190,500 new ordinary stapled securities at an issue price of $10.50 per security. The proceeds of the placement have been utilised to repay drawn Westfield Group borrowings under revolving debt facilities. WT's share of the proceeds was $1.9 billion.

Directors' Declaration

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust ("Trust") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 16 March 2009 in accordance with a resolution of the Board of Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

Independent Audit Report

FOR THE MEMBERS OF WESTFIELD TRUST

82-35029

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield Trust

We have audited the accompanying financial report of Westfield Trust (the "Trust") which comprises the balance sheet as at 31 December 2008 and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of Westfield Management Limited, the Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of Westfield Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion

In our opinion:

1. the financial report of Westfield Trust is in accordance with the Corporations Act 2001, including:
   - (i) giving a true and fair view of the financial position of Westfield Trust and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and
   - (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.
2. the financial report also complies with International Financial Reporting Standards.

Ernst & Young

S J Ferguson
Partner
Sydney
16 March 2009

Liability limited by a scheme approved under Professional Standards Legislation.

The Directors of Westfield Management Limited ("Responsible Entity"), the responsible entity of Westfield Trust ("Trust") submit the following Report for the year ended 31 December 2008 ("Financial Year").

In this report, the Trust and its controlled entities are referred to as the "Group".

1 Operations And Activities

1.1 Review of Operations and State of Affairs

The Trust reported a net profit of $3.0 million and a distribution of $1,060.7 million for the Financial Year. Basic earnings per unit are 0.15 cents and the distribution per unit is 54.25 cents.

As at 31 December 2008, the Trust had a $23.8 billion (consolidated properties $22.2 billion and share of equity accounted properties: $1.6 billion) interest in 56 shopping centres, comprising 13,740 retail outlets and approximately 4.1 million square metres of retail space.

The Australian and New Zealand operation contributed net property income of $1,280.7 million for the Financial Year which includes comparable mall income growth of approximately 4.7%. This performance reflects the steady retail conditions which prevailed in the year as well as the quality of the portfolios in both regions, with occupancy rates continuing to be in excess of 99% and specialty store retail growth for the year of 6.3%.

Retail sales on the Group's 44 Australian centres totalled $20.7 billion for the Financial Year. On a comparable basis, sales increased 3.7% with specialty store sales up 4.2%. Retail sales at the Group's 12 centres in New Zealand decreased 1.2% to NZ$2.1 billion for the Financial Year. On a comparable basis, specialty store sales were down 3.3% for the Financial Year.

Property transactions

During the Financial Year, the Trust acquired an additional interest in KSC Trust for $53 million, taking its 25% interest to 33.3%.

Development projects

The Group completed and opened three new Australian projects during the Financial Year. These are the $210 million redevelopment at Westfield Geelong in Geelong, the $210 million expansion of Westfield Plenty Valley in Melbourne, and the $600 million redevelopment of Westfield Doncaster also in Melbourne.

Having obtained approval from the City of Sydney to redevelop its Centrepoint, Imperial Arcade and Skygarden properties in the Sydney CBD, construction of the $860 million project commenced in the second half of 2008.

In New Zealand, the Group completed the NZ$70 million redevelopment of Westfield Manukau in Auckland. In September 2008, the group commenced a NZ$75 million expansion of Westfield Riccarton in Christchurch. This project is expected to be completed in the second quarter of 2009.

There were no significant changes in the Trust's state of affairs during the Financial Year.

1.2 Principal Activities

The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Year.

1.3 Subsequent Events

Since the end of the Financial Year, the Westfield Group conducted a $2.9 billion underwritten institutional placement. The purpose of the issue was to raise capital to further strengthen the Westfield Group's balance sheet through the retirement of debt. Further details of the placement are provided in Note 18 in the Notes to the Financial Statements (page 16).

1.4 Future Developments

The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations and State of Affairs above. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

1.5 Environmental Performance

Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and, in particular, to its development, construction and shopping centre management activities. The Westfield Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored.

2. Distributions

The following distributions were paid to Members during the Financial Year:

The distribution for the six months ended 31 December 2007[1], paid 29 February 2008: - 23.00 cents per unit final distribution for ordinary units:	$446,704,991
The distribution for the six months ended 30 June 2008[2], paid 29 August 2008: - 28.25 cents per unit interim distribution for ordinary units; - 18.94 cents per unit interim distribution for ordinary units issued on 28 February 2008 pursuant to the Group's Distribution Reinvestment Plan	$549,895,956
The following final distribution [3] was declared for payment to Members with respect to the Financial Year, and paid on 27 February 2009: - 26.00 cents per unit final distribution for ordinary units	$510,840,469

(1) The Trust distribution of 23.00 cents per ordinary unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security paid on 29 February 2008. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

(2) The Trust distribution of 28.25 cents per ordinary unit and 18.94 cents per February 2008 DRP unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security and 35.70 cents per February 2008 DRP stapled security paid on 29 August 2008. This distribution was an aggregate of a distribution from the Trust and a distribution from Westfield America Trust. No dividend was paid by Westfield Holdings Limited. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

(3) The Trust distribution of 26.00 cents per ordinary unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security paid on 27 February 2009. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield America Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

3. The Directors

The following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr D H Lowy AM, Professor F G Hilmer AO, Mr R L Furman, Lord P H Goldsmith QC PC, Mr D M Gonski AC, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J McFarlane, Professor J Sloan, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The composition of the Board changed during the Financial Year with the retirement of Mr Dean R Wills AO on 23 May 2008 and the appointments of Mr John McFarlane and Professor Judith Sloan on 26 February 2008, and Lord (Peter) Goldsmith QC PC on 28 August 2008.

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The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary units in the Trust are stapled to shares in Westfield Holdings Limited and units in Westfield America Trust. The stapled securities trade on the ASX under the code WDC.

Director	Number of Stapled Securities
F P Lowy AC	
D H Lowy AM	179,598,386
P S Lowy	
S M Lowy	
R L Furman	50,000
P H Goldsmith QC PC	-
D M Gonski AC	234,701
F G Hilmer AO	205,904
S P Johns	1,512,655
J McFarlane	-
J Sloan	1,000
G H Weiss	21,739
C M Zampatti AM	346,337

Mr Wills retired from the Board on 23 May 2008. On the date of his retirement, Mr Wills held 20,000 ordinary stapled securities in the Westfield Group.

None of the Directors hold options over any issued or unissued units in the Trust or stapled securities in the Westfield Group. No options over any issued or unissued units in the Trust or stapled securities in the Westfield Group have been issued to the Directors. Details of performance rights granted to other Key Management Personnel are contained in Note 38 to the Financial Statements.

None of the Directors are party to or entitled to a benefit under a contract which confers a right to call for, or be delivered, interests in the Trust or the Group. None of the Directors hold debentures of the Westfield Group.

4. Options And Unissued Interests

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 19 in the Notes to the Financial Statements (page 17).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 19 in the Notes to the Financial Statements (page 17).

5. Indemnities And Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

6. Special Rules For Registered Schemes

- $98.2 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- No units in the Trust were held by the Responsible Entity at the end of the Financial Year. Associates of the Responsible Entity held 24,458,794 units as at the end of the Financial Year. Associates of the Responsible Entity also hold 27,661,209 options in the Trust.
- Details of units issued in the Trust during the Financial Year are set out on Note 18 on page 16.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 2(c), 2(d), 11 and 13 on pages 7, 8, 12 and 14.
- Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 18 on page 16.

7. Audit

7.1 Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

7.2 Audit Independence

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust for the year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

S J Ferguson
Partner

Sydney, 16 March 2009

Liability limited by a scheme approved under Professional Standards Legislation.

8. Synchronisation Of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial years of Carindale Property Trust end on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the Financial Year of Westfield Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

16 March 2009

Corporate Governance Statement

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The Corporate Governance Statement for Westfield Trust for the financial year ended 31 December 2008 has been incorporated into the Corporate Governance Statement prepared for the stapled Westfield Group. This Statement can be found in the 2008 Westfield Group Annual Report, after the Directors' Report.

Members' Information

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FOR THE YEAR ENDED 31 DECEMBER 2008

Twenty Largest Holders of Stapled Securities in Westfield Group *		Number of Securities	% of Issued Securities
1	HSBC Custody Nominees (Australia) Limited	516,471,267	22.75
2	National Nominees Limited	337,119,058	14.85
3	J P Morgan Nominees Australia Limited	317,366,482	13.98
4	Citicorp Nominees Pty Limited	130,542,143	5.75
5	Cordera Holdings Pty Limited	123,607,561	5.44
6	Cogent Nominees Pty Limited	45,351,573	2.00
7	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	44,117,754	1.94
8	AMP Life Limited	41,173,400	1.81
9	ANZ Nominees Limited <Cash Income A/C>	40,612,717	1.79
10	ANZ Nominees Limited <Income Reinvest Plan A/C>	27,409,705	1.21
11	Cogent Nominees Pty Limited <SMP Account>	22,012,067	0.97
12	Bond Street Custodians Limited <ENH Property Securities A/C>	18,712,176	0.82
13	Franley Holdings Pty Limited	16,975,434	0.75
14	Mr Frank P Lowy	15,417,391	0.68
15	Queensland Investment Corporation	12,965,223	0.57
16	RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	12,508,356	0.55
17	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	11,098,129	0.49
18	Citicorp Nominees Pty Limited <CISL LPT No. 1 A/C>	10,354,351	0.46
19	Neweconomy Com Au Nominees Pty Limited <900 Account>	9,854,333	0.43
20	Bond Street Custodians Limited <Property Securities A/C>	8,718,678	0.38
		1,762,387,798	**77.62**

* Ordinary shares in Westfield Holdings Ltd were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger.

The stapled securities trade on the Australian Securities Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited (the Company) – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust – At a meeting of members, on a show of hands; every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	No. of Options*	No. of Option Holders	No. of Stapled securities**	No. of Security holders	% of securities in each Category
1 – 1,000	0	0	32,028,439	65,469	1.41
1,001 – 5,000	0	0	117,569,030	54,663	5.18
5,001 – 10,000	0	0	41,902,556	6,103	1.85
10,001 – 100,000	52,500	1	73,782,285	3,206	3.25
100,001 and over	27,608,709	3	2,005,195,096	294	88.31
Total	**27,661,209**	**4**	**2,270,477,406**	**129,735**	**100.00**

As at 27 February 2009, 4,545 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

* There are 27,661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 27 February 2009 is 27,661,209.

* There are 2,390,992 performance rights on issue to a total of 154 Westfield Group employees. Under the stapling arrangements each of Westfield Holdings Limited, Westfield Trust and Westfield America Trust is required to issue securities on the vesting of a performance right.

** Subsidiaries of the Company also hold 83,084,363 units in Westfield America Trust which units are not stapled. There are 2,353,561,769 units in Westfield America Trust on issue.

Substantial Securityholders

The names of the Westfield Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Westfield Group, are as follows:

Members of the Lowy family and associates	179,598,386
Commonwealth Bank of Australia	151,483,363
Barclay's Group	118,042,076

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Westfield

Westfield America Trust Financial Report 31 December 2008

Directory

82-35029

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025

Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1023

Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA

Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011

Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor
Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001

Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

ADR Registry
Bank of New York Mellon
Depository Receipts Division
101 Barclay Street
22nd Floor
New York, New York 10286
Telephone: +1 212 815 2293
Facsimile: +1 212 571 3050
Website: www.adrbny.com

Code: WFGPY

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

EMAS
VERIFIED ENVIRONMENTAL MANAGEMENT

As part of the Westfield Group's focus on environmental factors affecting its business, this Annual Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2007.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF).

Novatech is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007)

TYPESETTING: MONCHOCREATIVE.COM.AU PRODUCTION: OCTOPUS SOLUTIONS

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Financial Report

WESTFIELD AMERICA TRUST

For the financial year ended 31 December 2008

Contents

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2008

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	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Revenue					
Property revenue	3	**1,468.3**	1,539.4	–	–
Property development and project management revenue		**64.0**	77.9	–	–
		1,532.3	1,617.3	–	–
Share of after tax profits/(losses) of equity accounted entities					
Property revenue		**215.4**	230.2	–	–
Property revaluations		**(165.1)**	222.4	–	–
Property expenses and outgoings		**(73.9)**	(72.1)	–	–
Net interest expense		**(53.4)**	(58.8)	–	–
	13	**(77.0)**	321.7	–	–
Expenses					
Property expenses and outgoings		**(556.9)**	(536.1)	**(1.9)**	(2.7)
Property development and project management costs		**(71.9)**	(82.4)	–	–
Corporate costs		**(5.3)**	(6.9)	**(1.7)**	(2.1)
		(634.1)	(625.4)	**(3.6)**	(4.8)
Interest income	6	**65.8**	44.7	**58.2**	351.6
Net capital (loss)/profit on realisation of assets	5	**(9.3)**	69.0	–	–
Currency derivatives	4	**(188.2)**	(353.1)	**(584.0)**	(319.6)
Financing costs	6	**373.0**	(600.5)	**(0.2)**	(0.8)
Property revaluations	12,14	**(1,846.9)**	489.1	–	–
Dividends from subsidiaries		–	–	**340.4**	450.0
(Loss)/profit before tax		**(784.4)**	962.8	**(189.2)**	476.4
Tax benefit/(expense)	7	**287.5**	(163.6)	**(50.4)**	(58.8)
Net (loss)/profit attributable to members of Westfield America Trust ("WAT")		**(496.9)**	799.2	**(239.6)**	417.6

	Note	cents	cents
Basic earnings/(loss) per unit	8	**(24.46)**	41.04
Diluted earnings/(loss) per unit	8	**(73.38)**	40.90

	Note	$million	$million
Final distribution proposed		**353.3**	410.1
Interim distribution paid		**507.4**	452.6
Total distribution proposed/paid	25	**860.7**	862.7
Weighted average number of units entitled to distribution at 31 December (millions)		**2,032.9**	1,945.8

	cents	cents
6 months ended 31 December		
Distribution proposed per ordinary unit	**17.25**	20.25
6 months ended 30 June		
Distribution paid per ordinary unit	**25.00**	24.25
Distribution paid per Distribution Reinvestment Plan ("DRP") unit	**16.76**	16.34

Balance Sheet

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AS AT 31 DECEMBER 2008

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Current assets					
Cash and cash equivalents	24(a)	**1.8**	79.5	**1.8**	4.4
Trade receivables		**25.6**	36.0	**–**	–
Derivative assets	9	**60.2**	181.3	**52.5**	179.5
Receivables	10	**1,005.9**	668.9	**1,082.9**	1,370.5
Inventories		**22.6**	12.2	**–**	–
Tax receivable		**43.9**	18.3	**40.8**	18.3
Prepayments and deferred costs	11	**59.3**	30.5	**–**	–
Total current assets		**1,219.3**	1,026.7	**1,178.0**	1,572.7
Non current assets					
Investment properties	12	**20,493.5**	17,055.0	**–**	–
Equity accounted investments	13	**2,160.0**	1,751.4	**–**	–
Other investments	14	**731.1**	581.6	**7,773.8**	6,953.6
Derivative assets	9	**1,066.3**	1,094.0	**764.7**	973.8
Plant and equipment	15	**127.3**	81.5	**–**	–
Deferred tax assets	7	**131.6**	49.3	**–**	–
Prepayments and deferred costs	11	**70.5**	59.1	**–**	–
Total non current assets		**24,780.3**	20,671.9	**8,538.5**	7,927.4
Total assets		**25,999.6**	21,698.6	**9,716.5**	9,500.1
Current liabilities					
Payables	16	**688.0**	562.4	**50.1**	60.9
Interest bearing liabilities	17	**1,259.2**	1,025.1	**–**	–
Other financial liabilities	18	**153.1**	426.2	**–**	–
Tax payable		**–**	12.7	**–**	9.7
Derivative liabilities	19	**39.3**	59.9	**22.7**	47.0
Total current liabilities		**2,139.6**	2,086.3	**72.8**	117.6
Non current liabilities					
Payables	16	**86.0**	137.6	**–**	–
Interest bearing liabilities	17	**11,261.0**	7,180.2	**–**	90.0
Other financial liabilities	18	**1,674.8**	2,633.3	**–**	–
Deferred tax liabilities	7	**1,634.6**	1,486.6	**845.4**	743.3
Derivative liabilities	19	**2,148.4**	864.9	**1,085.2**	545.3
Total non current liabilities		**16,804.8**	12,302.6	**1,930.6**	1,378.6
Total liabilities		**18,944.4**	14,388.9	**2,003.4**	1,496.2
Net assets		**7,055.2**	7,309.7	**7,713.1**	8,003.9
Equity attributable to members of WAT					
Contributed equity	20	**7,425.2**	7,328.3	**6,945.2**	6,848.3
Reserves	22	**633.2**	(429.8)	**767.9**	1,155.6
Retained profits	23	**(1,003.2)**	411.2	**–**	–
Total equity attributable to members of WAT		**7,055.2**	7,309.7	**7,713.1**	8,003.9

Statement of Changes in Equity

FOR THE YEAR ENDED 31 DECEMBER 2008

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	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Changes in equity attributable to members of WAT				
Opening balance of equity	**7,309.7**	6,945.7	**8,003.9**	7,708.1
Movements in reserves				
- Net exchange difference on translation of foreign operations	**1,062.7**	(562.7)	**-**	–
- Equity settled share based payment	**0.3**	–	**-**	–
- Revaluation increment/(decrement)	**-**	–	**(981.8)**	503.0
- Retranslation of assets held as available for sale	–	–	**1,802.0**	(751.4)
- Deferred tax effect	**-**	–	**(50.8)**	(0.9)
Net (loss)/profit attributable to members of WAT	**(496.9)**	799.2	**(239.6)**	417.6
Total income and expenses for the period	**566.1**	236.5	**529.8**	168.3
Movements in contributed equity				
- Distribution reinvestment plan	**33.2**	89.9	**33.2**	89.9
- Conversion of options	**63.7**	14.0	**63.7**	14.0
- Pro-rata entitlement offer	**-**	1,035.5	**-**	1,035.5
- Costs associated with the pro-rata entitlement offer	**-**	(14.9)	**-**	(14.9)
Movements in reserves				
- Amounts transferred to retained profits during the year	**-**	–	**(1,157.1)**	(47.1)
Movements in retained profits				
- Distribution paid	**(917.5)**	(997.0)	**(917.5)**	(997.0)
- Amounts transferred from asset revaluation reserve during the year	**-**	–	**1,157.1**	47.1
Closing balance of equity attributable to members of WAT	**7,055.2**	7,309.7	**7,713.1**	8,003.9

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Cash flows from operating activities					
Receipts in the course of operations		**1,484.0**	1,654.6	**–**	–
Payments in the course of operations		**(615.3)**	(611.1)	**(4.5)**	(1.1)
Settlement of income hedging currency derivatives		**59.2**	103.8	**59.2**	103.8
Dividends/distributions received from subsidiaries and equity accounted associates		**71.6**	86.2	**356.0**	467.3
Withholding taxes paid		**(19.9)**	(27.9)	**(19.9)**	(22.0)
Net cash flows from operating activities	24(b)	**979.6**	1,205.6	**390.8**	548.0
Cash flows from investing activities					
Payments for the acquisition of property investments		**–**	(493.5)	**–**	–
Payments of capital expenditure for property investments		**(727.5)**	(900.9)	**–**	–
Proceeds from the sale of property investments		**123.0**	196.4	**–**	–
Net outflows for investments in equity accounted investments		**(48.4)**	(57.4)	**–**	–
Payments for the purchases of plant and equipment		**(34.3)**	(67.7)	**–**	–
Proceeds from the sale of plant and equipment		**–**	45.3	**–**	–
Settlement of asset hedging currency derivatives		**29.6**	(292.6)	**29.6**	(292.6)
Net cash flows (used in)/from investing activities		**(657.6)**	(1,570.4)	**29.6**	(292.6)
Cash flows from financing activities					
Proceeds from the issuance of units		**96.9**	1,139.4	**96.9**	1,139.4
Payments for costs associated with the pro–rata entitlement offer		**–**	(14.9)	**–**	(14.9)
Net (repayments of)/proceeds from interest bearing liabilities		**2,177.8**	0.3	**(90.0)**	90.0
Loans (advanced to)/received from related entities		**(1,181.1)**	808.1	**295.5**	(654.5)
Financing costs		**(592.3)**	(568.5)	**(0.3)**	(0.8)
Interest received		**65.8**	47.3	**192.4**	184.1
Realised mark to market on termination of surplus interest rate swaps		**(54.9)**	–	**–**	–
Distributions paid		**(917.5)**	(997.0)	**(917.5)**	(997.0)
Net cash flows (used in)/from financing activities		**(405.3)**	414.7	**(423.0)**	(253.7)
Net (decrease)/increase in cash and cash equivalents held		**(83.3)**	49.9	**(2.6)**	1.7
Add opening cash and cash equivalents brought forward		**79.5**	35.4	**4.4**	2.7
Net foreign exchange differences		**2.6**	(5.8)	**–**	–
Cash and cash equivalents at the end of the year	24(a)	**(1.2)**	79.5	**1.8**	4.4

Index of Notes to the Financial Statements

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FOR THE YEAR ENDED 31 DECEMBER 2008

NOTE 1 BASIS OF PREPARATION OF THE FINANCIAL REPORT

(a) Corporate information

This financial report of WAT for the year ended 31 December 2008 was approved in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT ("Responsible Entity") on 16 March 2009.

The nature of the operations and principal activities of WAT (the "Parent Entity") are described in the Directors' Report.

(b) Statement of Compliance

This financial report complies with Australian Accounting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board.

Certain Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and have not been adopted by WAT and its controlled entities (collectively referred to as "the Group") for the year ended 31 December 2008. The impact of these new or amended standards (to the extent relevant to the Group) and interpretations are as follow:

- AASB 3 (Revised) Business Combinations: The revised standard introduces significant changes to accounting for business combinations including any internal restructures meeting the definition of a business combination. These changes will only impact accounting for business combinations that occur from 1 July 2009;
- AASB 8 Operating Segments: This new standard requires the "management approach" to disclosing information about reportable segments. The revised standard is applicable from 1 January 2009;
- AASB 101 (Revised) Presentation of Financial Statements: This revised standard introduces a number of amendments that may impact the presentation of the Group's primary financial statements and notes to the financial statements. The revised standard is applicable from 1 January 2009;
- AASB 123 (Revised) Borrowing Costs: This revised standard requires all borrowing costs associated with a qualifying asset to be capitalised. The revised standard is applicable from 1 January 2009; and
- AASB 2008-5 and AASB 2008-6 Amendments to Australian Accounting Standards arising from the Annual Improvement Projects: The improvement project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRS. These standards are applicable from 1 July 2009.

These recently issued or amended standards are not expected to have a significant impact on the amounts recognised in these financial statements when restated on application of these new accounting standards.

(c) Basis of accounting

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 ("Act") and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments, financial assets at fair value through profit or loss or asset revaluation reserve and other financial liabilities. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation and classification

The Westfield Group was established in July 2004 by the stapling of securities of each of Westfield Holdings Limited ("WHL"), Westfield Trust ("WT") and WAT. The securities trade as one security on the Australian Securities Exchange under the code WDC. The stapling transaction is referred to as the "Merger".

The consolidated financial report comprises the financial statements and notes to the financial statements of the Parent Entity, and each of its subsidiaries as from the date the Parent Entity obtained control until such time control ceased. Where entities adopt accounting policies which differ from those of the Parent Entity, adjustments have been made so as to achieve consistency within the Group.

In preparing the consolidated financial statements all inter–entity transactions and balances, including unrealised profits arising from intra Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

i) Joint venture entities

The Group has significant co–ownership interests in a number of properties through property partnerships or trusts. These joint venture entities are accounted for using the equity method of accounting.

The Group and its joint venture entities use consistent accounting policies. Investments in joint venture entities are carried in the consolidated balance sheet at cost plus post–acquisition changes in the Group's share of net assets of the joint venture entities. The consolidated income statement reflects the Group's share of the results of operations of the joint venture entity.

ii) Associates

Where the Group exerts significant influence but not control, equity accounting is applied. The Group and its associates use consistent accounting policies. Investments in associates are carried in the consolidated balance sheet at cost plus post–acquisition changes in the Group's share of net assets of the associates. The consolidated income statement reflects the Group's share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the consolidated financial statements.

iii) Controlled entities

Where an entity either began or ceased to be a controlled entity during the reporting period, the results are included only from the date control commenced or up to the date control ceased.

In May 2002, the Group together with Simon Property Group ("Simon") and The Rouse Company ("Rouse") acquired the assets and liabilities of Rodamco North America, N.V. ("RNA"). The Group's economic interest in certain acquired assets under the Urban Shopping Centers LP is represented by a 54.2% equity ownership of Head Acquisition LP which has been accounted for in accordance with the substance of the contractual agreements. Properties where the Group has 100% economic ownership have been consolidated. Other retail and property investments and properties where the Group has significant influence have been equity accounted.

(b) Investment properties

The Group's investment properties include shopping centre investments and development projects.

i) Shopping centre investments

The Group's shopping centre investment properties represent completed centres comprising freehold and leasehold land, buildings and leasehold improvements.

Land and buildings are considered as having the function of an investment and therefore are regarded as a composite asset, the overall value of which is influenced by many factors, the most prominent being income yield, rather than by the diminution in value of the building content due to effluxion of time. Accordingly, the buildings and all components thereof, including integral plant and equipment, are not depreciated.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Investment properties (continued)

Initially, shopping centre investment properties are measured at cost including transaction costs. The carrying amount of investment property also includes components relating to lease incentives, leasing costs and receivables on rental income that have been recorded on a straight line basis. Subsequent to initial recognition, the Group's portfolio of shopping centre investment properties are stated at fair value. Gains and losses arising from changes in the fair values of shopping centre investment properties are included in the income statement in the year in which they arise. Any gains or losses on the sale of an investment property are recognised in the income statement in the year of sale.

At each reporting date, the carrying value of the portfolio of shopping centre investment properties are assessed by the Directors and where the carrying value differs materially from the Directors' assessment of fair value, an adjustment to the carrying value is recorded as appropriate.

Independent valuations of shopping centres are prepared annually. The Directors' assessment of fair value of each shopping centre investment take into account the annual independent valuation, with updates at year end of independent valuations that were prepared at the half year. In determining the fair value, the capitalisation of net income method and the discounting of future cash flows to their present value have been used which are based upon assumptions including future rental income, property capitalisation rate and make reference to market evidence of transaction prices for similar properties. Refer to Note 12 for property capitalisation rate.

ii) Development projects

The Group's development projects include costs incurred for the current and future redevelopment and expansion of new and existing shopping centre investments. Development projects include capitalised construction and development costs and where applicable, borrowing costs incurred on qualifying developments.

Development projects that meet the definition of investment properties are carried at fair value based on Directors' assessment of fair value at each reporting date. Any increment or decrement in the fair value of development projects resulting from Directors' assessment of fair value is included in the income statement in the year in which it arises. On completion, development projects are reclassified to shopping centre investments and an independent valuation is obtained.

The assessment of fair value and possible impairment in the fair value of shopping centre investment and development projects are significant estimates that can change based on the Group's continuous process of assessing the factors affecting each property.

(c) Other investments

(i) Other investments

Other investments, excluding investment in subsidiaries, are designated as assets held at fair value consistent with investment properties. Unlisted investments are stated at fair value of the Group's interest in the underlying assets which approximate fair value. Movements in fair value subsequent to initial recognition are reported as property revaluations gains or losses in the income statement.

For investments with no active market, fair values are determined using valuation techniques which keep judgemental inputs to a minimum, including the fair value of underlying properties, recent arm's length transactions and reference to market value of similar investments.

ii) Investment in subsidiaries

Investments in subsidiaries are designated as available for sale financial assets and are recorded at fair value. The investment in subsidiaries is revalued at each balance date to reflect the Parent Entity's proportionate interest in the underlying net asset value of the controlled entities. This is considered to approximate fair value. The revaluation increments and decrements are recorded through the asset revaluation reserve.

(d) Foreign currencies

i) Translation of foreign currency transactions

The functional and presentation currency of the Parent Entity and its Australian subsidiary is Australian dollars. The functional currency of the United States entities is United States dollars. The presentation currency of the United States entities is Australian dollars to enable the consolidated financial statements of the Group to be reported in a common currency. Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the date of those transactions. Amounts payable and receivable in foreign currency at balance date are translated to Australian dollars at exchange rates ruling at that date.

Exchange differences arising from amounts payable and receivable are treated as operating revenue or expense in the period in which they arise, except as noted below.

ii) Translation of accounts of foreign operations

The balance sheets of foreign subsidiaries and equity accounted associates are translated at exchange rates ruling at balance date and the income statements of foreign subsidiaries and equity accounted associates are translated at average exchange rates for the period. Exchange differences arising on translation of the interests in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve. On consolidation, exchange differences and the related tax effect on foreign currency loans and cross currency swaps denominated in foreign currencies, which hedge net investments in foreign operations and equity accounted associates are taken directly to the foreign currency translation reserve.

(e) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and can be reliably measured. Rental income from investment properties is accounted for on a straight line basis over the lease term. Contingent rental income is recognised as income in the period in which it is earned. If not received at balance date, revenue is reflected in the balance sheet as receivable and carried at fair value. Recoveries from tenants are recognised as income in the year the applicable costs are accrued.

Revenue from external parties for property development and construction is recognised on a percentage of completion basis. Revenue from property and funds management is recognised on an accruals basis, in accordance with the terms of the relevant management contracts.

Certain tenant allowances that are classified as lease incentives are recorded as part of investment properties and amortised over the term of the lease. The amortisation is recorded against property income.

Where revenue is obtained from the sale of properties, it is recognised when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts except where payment or completion is expected to occur significantly after exchange. For conditional exchanges, sales are recognised when these conditions are satisfied.

All other revenues are recognised on an accruals basis.

(f) Expenses

Expenses including rates, taxes and other outgoings are brought to account on an accruals basis and any related payables are carried at cost. All other expenses are brought to account on an accruals basis.

(g) Taxation

The Group comprises taxable and non taxable entities.
A liability for current and deferred taxation and tax expense is only recognised in respect of taxable entities that are subject to income and potential taxation as set out below.

Under current Australian income tax legislation, WAT is not liable to Australian income tax, including capital gains tax, provided that members are presently entitled to the income of the Trust as determined in accordance with WAT's constitution.

Westfield America, Inc. ("WEA") is a Real Estate Investment Trust ("REIT") for United States income tax purposes. To maintain its REIT status, WEA is required to distribute at least 90% of its taxable income to shareholders and meet certain asset and income tests as well as certain other requirements. As a REIT, WEA will generally not be liable for federal and state income taxes in the United States, provided it satisfies the necessary requirements and distributes 100% of its taxable income to its shareholders. Dividends paid by WEA to WAT are subject to United States dividend withholding tax.

Under current Australian income tax legislation, members of WAT may be entitled to receive a foreign tax credit for United States withholding tax deducted from dividends paid to WAT by WEA.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Taxation (continued)

Deferred tax is provided on all temporary differences at balance sheet date on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised through continued use or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date. Income taxes related to items recognised directly in equity are recognised in equity and not in the income statement.

(h) Goodwill and deferred tax on acquisitions of property businesses

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised.

The excess of the cost over the net fair value for the Group generally arises as a result of the recognition of deferred taxes based on the difference between the tax cost base and the fair value of net assets acquired. The deferred tax liability recognised at nominal value on acquisition of property businesses generally arises from the recognition of built in capital gains on those properties. Any resultant goodwill which arises from the recognition of these deferred tax liabilities is assessed for impairment at each reporting date. Impairment may arise when the nominal value of deferred taxes on built in capital gains exceeds the fair value of those taxes. Any impairment write down is charged to the income statement subsequent to acquisition.

(i) Financing costs

Financing costs include interest, amortisation of discounts or premiums relating to borrowings and other costs incurred in connection with the arrangement of borrowings. Financing costs are expensed as incurred unless they relate to a qualifying asset. A qualifying asset is an asset which generally takes more than 12 months to get ready for its intended use or sale. In these circumstances, the financing costs are capitalised to the cost of the asset. Where funds are borrowed by the Group for the acquisition or construction of a qualifying asset, the financing costs are capitalised.

Refer to Note 2(o) for other items included in financing costs.

(j) Property development projects and construction contracts for external parties

Property development projects for external parties are carried at the lower of cost or net realisable value. Profit on property development is recognised on a percentage completion basis. These property development projects are included in inventories and represent the value of work actually completed and are assessed in terms of the contract and provision is made for losses, if any, anticipated.

(k) Depreciation and amortisation

Plant and equipment and deferred costs are carried at acquisition cost less depreciation and amortisation and any impairment in value. Depreciation and amortisation is applied over the estimated economic life using the straight line method from the date of acquisition or from the time the asset is ready for use. The estimated economic life of items in the asset class plant and equipment ranges from three to fifteen years.

(l) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(i) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Ground rent obligations for leasehold property that meet the definition of an investment property are accounted for as a finance lease.

(ii) Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments under lease and are disclosed as an asset or investment property.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability.

(m) Employee benefits

The liability for employees' benefits to wages, salaries, bonuses and annual leave is accrued to balance date based on the Group's present obligation to pay resulting from the employees' services provided.

(n) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary units are recognised directly in equity as a reduction of the proceeds received.

(o) Derivative financial instruments and financial instruments

The Group utilises derivative financial instruments, including forward exchange contracts, currency options, currency and interest rate swaps to manage the risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are recognised at fair value.

The Group has set defined policies and implemented a comprehensive hedging program to manage interest and exchange rate risks. Derivative instruments are transacted to achieve the economic outcomes in line with the Group's treasury policy and hedging program. Derivative instruments and are not transacted for speculative purposes. Accounting standards however require compliance with onerous documentation, designation and effectiveness parameters before a derivative financial instrument is deemed to qualify for hedge accounting treatment. These documentation, designation and effectiveness requirements cannot be met in all circumstances. As a result, all derivative instruments, other than cross currency swaps that hedge net investments in foreign operations, are deemed not to qualify for hedge accounting and are recorded at fair value. Gains or losses arising from the movement in fair values are recorded in the income statement.

The fair value of forward exchange contracts, currency options and cross currency swaps are calculated by reference to relevant market rates for contracts with similar maturity profiles. The fair value of interest rate swaps are determined by reference to market rates for similar instruments.

Gains or losses arising on the movements in the fair value of cross currency swaps which hedge net investments in foreign operations are recognised in the foreign currency translation reserve.
Where a cross currency swap, or portion thereof, is deemed an ineffective hedge for accounting purposes, gains or losses thereon are recognised in the income statement. On disposal of a net investment in foreign operations, the cumulative gains or losses recognised previously in the foreign currency translation reserve are transferred to the income statement.

The accounting policies adopted in relation to material financial instruments are detailed as follows:

i) Financial assets

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and on hand and short term deposits with an original maturity of 90 days or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and at bank, short term money market deposits and bank accepted bills of exchange readily converted to cash, net of bank overdrafts and short term loans. Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

Receivables

Trade and sundry debtors are carried at original invoice amount, less provision for doubtful debts, and are usually due within 30 days. Collectability of trade and sundry receivables is reviewed on an ongoing basis. Individual debts that are determined to be uncollectible are written off when identified. An impairment provision for doubtful debts is recognised when there is evidence that the Group will not be able to collect the receivable.

82-35029

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Derivative financial instruments and financial instruments (continued)

ii) Financial liabilities

Payables

Trade and other payables are carried at amortised cost and due to their short term nature they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 60 days.

Interest bearing liabilities

Interest bearing liabilities are recognised initially at the fair value of the consideration received less any directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are recorded at amortised cost using the effective interest rate method.

Interest bearing liabilities are classified as current liabilities where the liability has been drawn under a financing facility which expires within one year. Amounts drawn under financing facilities which expire after one year are classified as non current.

Financing costs for interest bearing liabilities are recognised as an expense on an accruals basis.

Other financial liabilities

Other financial liabilities include preference and convertible preference securities. Where there is a minimum distribution entitlement and/or the redemption terms include the settlement for cash on redemption, the instrument is classified as a financial liability and is fair valued through the income statement.

The fair value of preference and convertible preference securities are determined in accordance with generally accepted pricing models using current market prices in accordance with the terms of each instrument as set out in Note 18.

(p) Recoverable amount of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of the impairment exists, the Group makes an estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

(q) Earnings/(loss) per unit

Basic earnings/(loss) per unit is calculated as net profit or loss attributable to members divided by the weighted average number of ordinary units. Diluted earnings/(loss) per unit is calculated as net profit or loss attributable to members adjusted for any profit recognised in the period in relation to dilutive potential units divided by the weighted average number of ordinary units and dilutive potential ordinary units.

(r) Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 3 PROPERTY REVENUE				
Shopping centre base rent and other property income	**1,513.0**	1,591.3	**–**	–
Amortisation of tenant allowances	**(44.7)**	(51.9)	**–**	–
	1,468.3	1,539.4	**–**	–
NOTE 4 CURRENCY DERIVATIVES				
Net gains or (losses) on currency derivatives (excluding net fair value gain or (loss) of derivatives not qualifying for hedge accounting)	**35.8**	(504.4)	**65.4**	(188.8)
Net fair value gain or (loss) of derivatives that do not qualify for hedge accounting	**(224.0)**	151.3	**(649.4)**	(130.8)
	(188.2)	(353.1)	**(584.0)**	(319.6)
NOTE 5 NET CAPITAL (LOSS)/PROFIT ON REALISATION OF ASSETS				
Revenues from asset sales	**4.0**	1,506.7	**–**	–
Carrying value of assets sold and capital costs written off	**(13.3)**	(1,437.7)	**–**	–
	(9.3)	69.0	**–**	–

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
NOTE 6 INTEREST INCOME AND FINANCING COSTS				
(a) Interest income				
Interest income on financial instruments	**65.8**	44.7	**191.0**	193.2
Net fair value gain or (loss) of interest rate hedges that do not qualify for hedge accounting	**–**	–	**(132.8)**	158.4
	65.8	44.7	**58.2**	351.6
(b) Financing costs				
Gross financing costs (excluding fair value gain or (loss) on interest rate hedges that do not qualify for hedge accounting):				
– Interest bearing liabilities	**(478.4)**	(391.1)	**(0.2)**	(0.8)
– Other financial liabilities	**(7.1)**	(13.2)	**–**	–
Related party financing costs	**(61.8)**	(17.3)	**–**	–
Financing costs capitalised to construction projects	**30.2**	23.0	**–**	–
Financing costs	**(517.1)**	(398.6)	**(0.2)**	(0.8)
Realised mark to market on termination of surplus interest rate swaps	**(54.9)**	–	**–**	–
Finance leases interest expense	**(3.2)**	(3.5)	**–**	–
Net fair value loss on interest rate hedges that do not qualify for hedge accounting	**(541.9)**	(6.6)	**–**	–
Interest expense on other financial liabilities	**(49.2)**	(130.6)	**–**	–
Net fair value gain/(loss) on other financial liabilities	**1,539.3**	(61.2)	**–**	–
	373.0	(600.5)	**(0.2)**	(0.8)

NOTE 7 TAXATION

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
(a) Tax benefit/(expense)				
Current	**(0.8)**	(29.0)	**–**	(27.6)
Deferred	**288.3**	(134.6)	**(50.4)**	(31.2)
	287.5	(163.6)	**(50.4)**	(58.8)

The prima facie tax on profit/(loss) before tax is reconciled to the tax benefit/(expense) provided in the financial statements as follows:

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
Accounting (loss)/profit before tax	**(784.4)**	962.8	**(189.2)**	476.4
Prima facie withholding tax (benefit)/expense on profit/(loss) at 15% (31 December 2007: 15%)	**117.7**	(144.4)	**28.4**	(71.5)
(Loss)/profit not deductible/assessable	**169.8**	(19.2)	**(78.8)**	12.7
Tax benefit/(expense)	**287.5**	(163.6)	**(50.4)**	(58.8)
(b) Deferred tax assets				
Unrealised net fair value loss on financial derivatives	**131.6**	49.3	**–**	–
	131.6	49.3	**–**	–
(c) Deferred tax liabilities				
Tax effect of book value in excess of the tax cost base of investment properties	**1,597.2**	1,470.0	**–**	–
Tax effect of book value in excess of the tax cost base of investment in subsidiaries	**–**	–	**845.4**	743.3
Other timing differences	**37.4**	16.6	**–**	–
	1,634.6	1,486.6	**845.4**	743.3

For the Parent Entity a deferred tax expense of $50.8 million (31 December 2007: $0.9 million) was charged directly to the asset revaluation reserve.

82-35029

	Consolidated	
	31 Dec 08 cents	31 Dec 07 cents
NOTE 8 EARNINGS/(LOSS) PER UNIT		
(a) Attributable to members of WAT		
Basic earnings/(loss) per unit	**(24.46)**	41.04
Diluted earnings/(loss) per unit	**(73.38)**	40.90

The following reflects the earnings/(loss) and unit data used in the calculations of basic and diluted earnings/(loss) per unit:

	No. of units	No. of units
Weighted average number of ordinary units used in calculating basic earnings/(loss) per unit [ii]	**2,031,568,299**	1,947,472,659
Bonus element of security options which are dilutive [i]	**72,680,462**	6,341,225
Adjusted weighted average number of ordinary units used in calculating diluted earnings/(loss) per unit	**2,104,248,761**	1,953,813,884

	$million	$million
Earnings/(loss) used in calculating basic earnings/(loss) per unit	**(496.9)**	799.2
Adjustment to earnings/(loss) on options which are considered dilutive [i]	**(1,047.2)**	–
Earnings/(loss) used in calculating diluted earnings/(loss) per unit	**(1,544.1)**	799.2

[i] At 31 December 2008, there are 5,630,489 (31 December 2007: 25,704,728) options that have been determined as anti–dilutive for the current period.

[ii] 2,031.6 million (31 December 2007: 1,947.5 million) weighted average number of units on issue for the period has been included in the calculation of basic and diluted earnings/(loss) per unit. This includes an adjustment for the bonus element of the pro–rata entitlement offer, which was completed in July 2007, being 4.376 million units for the period to July 2007.

The weighted average number of converted, lapsed or cancelled potential ordinary units used in diluted earnings/(loss) per unit was nil (31 December 2007: 474,484).

(b) Conversions, calls, subscription or issues after 31 December 2008

Since the end of the financial year:

– 276,190,500 units have been issued as a consequence of a fully underwritten placement; and

– 29,515,871 units have been issued pursuant to the DRP.

There have been no other conversions to, calls of, or subscriptions for ordinary units or issues of potential ordinary units since the reporting date and before the completion of this report.

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 9 DERIVATIVE ASSETS				
Current				
Receivables on cross currency contracts with related entities	**–**	25.3	**–**	25.3
Receivables on forward exchange contracts	**43.8**	153.4	**2.5**	121.8
Receivables on forward exchange contracts with related entities	**–**	–	**41.3**	31.6
Receivables on interest rate swaps	**16.4**	2.3	**–**	0.5
Receivables on interest rate swaps with related entities	**–**	0.3	**8.7**	0.3
	60.2	181.3	**52.5**	179.5
Non Current				
Receivables on cross currency contracts	**107.1**	118.2	**–**	–
Receivables on cross currency contracts with related entities	**–**	270.3	**–**	270.3
Receivables on forward exchange contracts	**47.6**	79.2	**–**	26.6
Receivables on forward exchange contracts with related entities	**–**	–	**47.6**	52.6
Receivables on interest rate swaps	**885.0**	626.3	**–**	–
Receivables on interest rate swaps with related entities	**26.6**	–	**717.1**	624.3
	1,066.3	1,094.0	**764.7**	973.8
NOTE 10 RECEIVABLES				
Current				
Sundry debtors	**86.6**	258.1	**39.5**	17.9
Dividends receivable from subsidiaries	**–**	–	**131.0**	144.2
Interest bearing loans and other receivables from related entities	**919.3**	410.8	**912.4**	1,208.4
	1,005.9	668.9	**1,082.9**	1,370.5

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 11 PREPAYMENTS AND DEFERRED COSTS				
Current				
Prepayments and deposits	**43.9**	16.3	**–**	–
Deferred costs	**15.4**	14.2	**–**	–
	59.3	30.5	**–**	–
Non Current				
Deferred costs	**70.5**	59.1	**–**	–
	70.5	59.1	–	–
NOTE 12 INVESTMENT PROPERTIES				
Shopping centre investments	**19,352.8**	16,020.4	**–**	–
Development projects	**1,140.7**	1,034.6	**–**	–
	20,493.5	17,055.0	**–**	–

Movement in investment properties		
Balance at the beginning of the year	**17,055.0**	18,123.4
Acquisition of properties	**–**	483.1
Disposal of properties	**–**	(1,227.4)
Transfer to equity accounted investment properties	**(23.3)**	–
Redevelopment costs	**769.7**	905.2
Net revaluation (decrement)/increment	**(1,837.9)**	497.2
Retranslation of foreign operations	**4,530.0**	(1,726.5)
Balance at the end of the year [i]	**20,493.5**	17,055.0

[i] The fair value of investment properties at the end of the year of $20,493.5 million (31 December 2007: $17,055.0 million) comprises investment properties at market value of $20,431.3 million (31 December 2007: $17,005.8 million) and ground leases included as finance leases of $62.2 million (31 December 2007: $49.2 million).

Investment properties are carried at the Directors' determination of fair value which takes into account annual independent valuations, with updates at year end of independent valuations that were prepared at the half year. The carrying amount of investment properties comprises the original acquisition cost, subsequent capital expenditure, tenant allowances, deferred costs, ground lease, straight line rent and revaluation increments and decrements. In prior period financial statements, tenant allowances, deferred costs and straight line rent were disclosed as separate asset classes. Tenant allowances, deferred costs, ground lease and straight line rent are included in the property investment balance to reflect the value of the entire shopping centre. The prior period amounts have been reclassified to reflect this change in disclosure. Total assets, net assets and equity have not changed as a result of this reclassification.

An independent valuation of a shopping centre is conducted annually with the exception of those shopping centres under development. Independent valuations are conducted in accordance with Uniform Standards of Professional Appraisal Practice in the United States. The independent valuation uses capitalisation of net income method and the discounting of future net cash flows to their present value method. The property capitalisation rates range between 5.60% and 10.00%. Refer to Note 14(d) of the Westfield Group's Financial Report for details of property capitalisation rates by shopping centre.

82-35029

NOTE 13 DETAILS OF EQUITY ACCOUNTED INVESTMENTS

Name of entity	Type of equity	Balance Date	Economic Interest 31 Dec 08	Economic Interest 31 Dec 07	Consolidated Carrying Value 31 Dec 08 $million	Consolidated Carrying Value 31 Dec 07 $million
(a) Equity accounted entities' carrying value						
Fashion Square	Partnership units	31 Dec	**50.0%**	50.0%	**217.1**	171.6
Garden State Plaza	Partnership units	31 Dec	**50.0%**	50.0%	**677.8**	526.7
Montgomery	Partnership units	31 Dec	**50.0%**	50.0%	**259.0**	226.9
San Francisco Emporium	Partnership units	31 Dec	**50.0%**	50.0%	**117.4**	143.5
UTC	Partnership units	31 Dec	**50.0%**	50.0%	**261.1**	184.3
Valencia Town Centre	Partnership units	31 Dec	**50.0%**	50.0%	**80.0**	60.2
Valley Fair	Partnership units	31 Dec	**50.0%**	50.0%	**547.6**	438.2
Total equity accounted investments					**2,160.0**	1,751.4

All equity accounted property partnerships, trusts and companies operate solely as retail property investors in the United States.

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million
(b) Details of the Group's aggregate share of equity accounted entities' net profit		
Property revenue	**215.4**	230.2
Property expenses and outgoings	**(73.9)**	(72.1)
Net interest expense	**(53.4)**	(58.8)
Share of after tax profits of equity accounted entities before property revaluations	**88.1**	99.3
Property revaluations	**(165.1)**	222.4
Share of after tax profits/(losses) of equity accounted entities	**(77.0)**	321.7
(c) Details of the Group's aggregate share of equity accounted entities' assets and liabilities		
Cash	**51.3**	42.2
Receivables	**3.7**	6.8
Shopping centre investments	**3,191.0**	2,607.1
Development projects	**153.6**	80.0
Other assets	**27.4**	9.9
Total assets	**3,427.0**	2,746.0
Payables	**(50.9)**	(70.8)
Interest bearing liabilities	**(1,216.1)**	(923.8)
Total liabilities	**(1,267.0)**	(994.6)
Net assets	**2,160.0**	1,751.4
(d) Details of the Group's aggregate share of equity accounted entities' lease commitments		
Operating lease receivables		
Future minimum rental revenues under non–cancellable operating retail property leases		
Due within one year	**164.3**	133.3
Due between one year and five years	**533.3**	452.5
Due after five years	**399.3**	335.5
	1,096.9	921.3
(e) Details of the Group's aggregate share of equity accounted entities' capital expenditure commitments		
Estimated capital expenditure commitments in relation to development projects		
Due within one year	**55.1**	50.2
Due between one and five years	**–**	21.8
	55.1	72.0
(f) Details of the Group's aggregate share of equity accounted entities' contingent liabilities		
Performance guarantees	**2.5**	1.9
	2.5	1.9

	Consolidated 31 Dec 08 $million	Consolidated 31 Dec 07 $million	Parent Entity 31 Dec 08 $million	Parent Entity 31 Dec 07 $million
NOTE 14 OTHER INVESTMENTS				
Unlisted investments	**731.1**	581.6	–	–
Investment in subsidiaries	–	–	**7,773.8**	6,953.6
	731.1	581.6	**7,773.8**	6,953.6
Movement in other investments				
Balance at the beginning of the year	**581.6**	107.7	**6,953.6**	7,202.0
Additions	–	481.8	–	–
Transferred from equity accounted entities	–	11.3	–	–
Net revaluation (decrement)/increment	**(9.0)**	(8.1)	**820.2**	(248.4)
Retranslation of foreign operations	**158.5**	(11.1)	–	–
Balance at the end of the year	**731.1**	581.6	**7,773.8**	6,953.6
NOTE 15 PLANT AND EQUIPMENT				
At cost	**166.7**	97.3	–	–
Accumulated depreciation	**(39.4)**	(15.8)	–	–
	127.3	81.5	–	–
Movement in plant and equipment				
Balance at the beginning of the year	**81.5**	81.2	–	–
Additions	**34.3**	67.7	–	–
Disposals	–	(45.9)	–	–
Depreciation expense	**(15.5)**	(12.9)	–	–
Retranslation of foreign operations	**27.0**	(8.6)	–	–
Balance at the end of the year	**127.3**	81.5	–	–
NOTE 16 PAYABLES				
Current				
Trade, sundry creditors and accruals	**653.4**	536.0	**38.4**	58.7
Other payables to related entities	**34.6**	26.4	**11.7**	2.2
	688.0	562.4	**50.1**	60.9
Non Current				
Sundry creditors and accruals	**86.0**	137.6	–	–
	86.0	137.6	–	–
NOTE 17 INTEREST BEARING LIABILITIES				
Current				
Unsecured				
Bank overdrafts	**3.0**	–	–	–
Loans from related entities	–	667.1	–	–
Secured				
Bank loans – US$ (iv)	**1,256.2**	358.0	–	–
	1,259.2	1,025.1	–	–
Non Current				
Unsecured				
Bank loans				
– A$ (i)	–	90.0	–	90.0
– US$ (i)	**1,879.0**	273.2	–	–
Notes payable				
– US$ (ii)	**5,142.8**	2,788.8	–	–
– € (iii)	**819.2**	670.4	–	–
Finance leases	**61.6**	48.8	–	–
Secured				
Bank loans – US$ (iv)	**3,358.4**	3,309.0	–	–
	11,261.0	7,180.2	–	90.0
The maturity profile in respect of current and non current interest bearing liabilities (excluding other financial liabilities) is set out below:				
Due within one year	**1,259.2**	1,025.1	–	–
Due between one and five years	**6,128.0**	4,086.0	–	90.0
Due after five years	**5,133.0**	3,094.2	–	–
	12,520.2	8,205.3	–	90.0

NOTE 17 INTEREST BEARING LIABILITIES (CONTINUED)

The Group maintains a range of interest bearing liabilities. The sources of funding are spread over various counterparties to minimise credit risk and the terms of the instruments are negotiated to achieve a balance between capital availability and the cost of debt.

Refer Note 32 for details relating to fixed rate debt and derivatives which hedge the floating rate liabilities.

(i) These instruments are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(ii) Notes payable – US$

Guaranteed Senior Notes of US$4,678.7 million were issued in the US 144A bond market by the Westfield Group. The issue comprised US$1,400.0 million, US$900.0 million, US$678.7 million, US$600.0 million and US$1,100 million of fixed rate notes maturing 2014, 2016, 2010, 2012 and 2018 respectively. The Group was assigned US$3,547.0 million, comprising US$850.0 million, US$900.0 million, US$97.0 million US$600.0 million and US$1,100 million fixed rate notes maturing 2014, 2016, 2010, 2012 and 2018 respectively. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iii) Notes payable – €

Guaranteed Notes of €600.0 million were issued in the European bond market by the Westfield Group. The issue comprised €600.0 million fixed rate notes maturing 2012, of which the Group was assigned €400.0 million. These notes are subject to negative pledge arrangements which require the Westfield Group to comply with certain minimum financial requirements.

(iv) Secured liabilities – US$

Current and non current secured liabilities are $4,614.5 million (31 December 2007: $3,667.0 million). Secured liabilities are borrowings secured by mortgages over properties that have a fair value of $14.3 billion (31 December 2007: $11.5 billion). These properties are as follows: Annapolis, Belden Village, Broward, Century City, Citrus Park, Countryside, Culver City, Downtown Plaza, Eastland, Fox Valley, Franklin Park, Galleria at Roseville, Gateway, Great Northern, Horton Plaza, Main Place, Meriden, Mission Valley, Mission Valley West, Old Orchard, Parkway, Plaza Bonita, Plaza Camino Real, San Francisco Centre, Santa Anita, Solano, South Shore, Southcenter, Southlake, Southpark, Vancouver, West Covina and Westland. The terms of the debt facilities preclude the properties from being used as security for other debt without the permission of the first mortgage holder. The debt facilities also require the properties to be insured.

	Consolidated 31 Dec 08 $million	31 Dec 07 $million
Financing facilities		
Committed financing facilities available to the Group:		
Total financing facilities at the end of the year	**18,148.8**	15,498.5
Amounts utilised (i)	**(12,584.6)**	(8,417.0)
Available financing facilities	**5,564.2**	7,081.5
Cash	**1.8**	79.5
Financing resources available at the end of the year	**5,566.0**	7,161.0
Maturity profile of financing facilities		
Maturity profile in respect of the above financing facilities:		
Due within one year	**1,244.6**	1,025.1
Due between one year and five years	**11,829.8**	8,544.4
Due after five years	**5,074.4**	5,929.0
	18,148.8	15,498.5

(i) Amounts utilised include borrowings and bank guarantees.

These facilities comprise fixed and floating rate secured facilities, fixed and floating rate notes and unsecured interest only floating rate facilities. Certain facilities are also subject to negative pledge arrangements which require the Westfield Group to comply with specific minimum financial requirements. These facilities exclude other financial liabilities set out in Note 18. Amounts which are denominated in foreign currencies are translated at exchange rates ruling at balance date.

The Group as a member of the Westfield Group, is able to draw on financing facilities unutilised by the Westfield Group totalling A$ equivalent $5,564.2 million at year end which are included in available financing facilities shown above. These are interest only unsecured multicurrency multioption facilities.

NOTE 18 OTHER FINANCIAL LIABILITIES

	Note	Consolidated 31 Dec 08 $million	31 Dec 07 $million
Current			
Convertible redeemable preference shares	18(a)	**15.8**	426.2
Other redeemable preference shares/units	18(b)	**137.3**	–
		153.1	426.2
Non Current			
Convertible redeemable preference shares	18(a)	**1,470.4**	2,305.8
Other redeemable preference shares/units	18(b)	**204.4**	327.5
		1,674.8	2,633.3

The above fair values are based on the underlying legal agreements for each financial liability and take into account the redemption value of the securities.

NOTE 18 OTHER FINANCIAL LIABILITIES (CONTINUED)

(a) Convertible redeemable preference shares/units

The convertible redeemable preference shares/units comprise (i) Series G convertible preference shares ("Series G CPS"); (ii) Series D convertible preference shares ("Series D CPS"); (iii) Series G partnership preferred units ("Series G units") issued to the Jacobs Group; (iv) Series I partnership preferred units ("Series I units"); (v) Series J partnership preferred units ("Series J units"); (vi) Investor unit rights in the Operating Partnership; (vii) Series F preferred shares; and (viii) Foreign currency denominated common shares convertible into stapled securities.

(i) The Series G CPS were issued at a price of US$180.00 each and are not quoted on any stock exchange.

The holders of Series G CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; or (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series G CPS is convertible into 10 shares of Series A common stock ("Series A common shares") in WEA (subject to adjustment for dilution etc). The Series G CPS are entitled to one-tenth of a vote per Series G CPS on all matters submitted to a vote of the holders of the common shares and Series A common shares in WEA. The Series A common shares will pay a dividend equal to the US$ equivalent of the distribution on the number of stapled securities into which such Series A common shares are then exchangeable. The holders of the Series A common shares will be entitled to 1.10 votes per share on all matters submitted to a vote of the holders of WEA common shares.

In November 2007, WAT repurchased 120,586 Series G CPS from Security Capital Preferred Growth Incorporated ("SCPG") for cash consideration of US$80.0 million. In connection with the partial repurchase of Series G CPS, 120,586 Series G Special Options were cancelled for nil consideration.

In March 2008, WAT repurchased the remaining 307,729 Series G CPS from SCPG for cash consideration of US$174.4 million. In connection with the repurchase of Series G CPS, the remaining 307,729 Series G Special Options were cancelled for nil consideration.

As at 31 December 2008, SCPG hold nil (31 December 2007: 307,729) Series G CPS and nil (31 December 2007: 307,729) Series G Special Options. Each Special Option allowed SCPG to exchange 1 Series G CPS for 34.6632 stapled securities.

(ii) The holders of Series D CPS are entitled to receive an annual dividend equal to the greater of (i) 9.3% of the liquidation value of the preferred shares, increasing at 1.5% per annum in 2002 and at 3% per annum thereafter; or (ii) the US$ equivalent of the distribution on the number of stapled securities into which the preference shares are then exchangeable.

Each Series D CPS is convertible into 10 common shares in WEA, which will not form a separate series of shares. The original holder of the Series D CPS and/or the common shares into which the Series D CPS have been converted can require WEA, subject to certain conditions, to redeem a number of the Series D CPS or common shares into which such preferred shares convert, or a combination thereof, on the last business date of May 2005 and each year thereafter in an amount up to US$10 million at any one time. The maximum aggregate amount which may be redeemed pursuant to those rights is US$50,000,040. During the period no Series D CPS were redeemed by WEA pursuant to the arrangement.

The Series D CPS are redeemable by WEA at any time after 12 August 2008 at 100% of the liquidation preference.

(iii) In October 2007, the Jacobs Group redeemed 2,943,277 Series G units for cash consideration of US$101.7 million. As at 31 December 2008, the Jacobs Group holds 10,448,066 (31 December 2007: 10,448,066) Series G units in the Operating Partnership. The holders have the right that requires WEA to purchase up to 10% of the shares redeemed for cash.

(iv) As at 31 December 2008, the previous owners of the Sunrise Mall hold 1,401,426 Series I units (31 December 2007: 1,401,426). At any time after the earlier of (i) 21 July 2005; (ii) dissolution of the Operating Partnership; or (iii) the death of the holder, such holder (or the holder's Estate) has the right to require the Operating Partnership to redeem its Series I units, at WAT's discretion either for (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(v) In March 2007, 666,591 Series J units were redeemed for cash consideration of US$31.9 million. As at 31 December 2008, 1,538,481 (31 December 2007: 1,538,481) Series J units are outstanding. At the holder's discretion, such holder has the right to require the Operating Partnership to redeem its Series J units, at WAT's discretion, either for (i) cash; (ii) shares in WEA (with the holder having the right to exchange such WEA shares for stapled securities); or (iii) a combination of both.

(vi) The investor unit rights in the Operating Partnership have a fixed life and are able to be redeemed at WAT's discretion, either for (i) cash, (ii) shares in WEA; or (iii) a combination of both.

(vii) The Series F preferred shares are able to be redeemed at WAT's discretion in cash at any time after 20 June 2020 and are able to be converted into stapled securities with the exercise of Series F - Special Options (refer note 21).

(viii) The foreign currency denominated common shares are able to be converted into stapled securities with the exercise of either Series H - Special Options or Series I - Special Options (refer note 21).

(b) Other redeemable preference shares/units

The other redeemable preference shares/units comprise (i) partnership interest in the Urban Shopping Centres, LP ("the Urban OP"); (ii) Series H-1 Partnership Preferred Units ("Series H-1 units"); (iii) a Preferred Partnership in Head Acquisition LP ("Head LP"); (iv) Series A Partnership Preferred Units ("Series A units"); and (v) limited partnership interests in certain properties.

(i) In connection with the acquisition of RNA, WEA, Rouse and Simon acquired a 94.44% general partnership interest of the Urban OP. WEA's share of the general partnership interest is 54.2%. The 5.56% limited partnership interest in the Urban OP is held by certain third party investors (the "Limited Partners"). The Limited Partners have 1,946,080 units and the right to sell their units in the Urban OP to the Urban OP at any time during the first calendar month of each calendar quarter beginning 8 November 2005 or on or prior to the first anniversary of the date of the death of such Limited Partner for cash.

The Limited Partners have the right to receive quarterly distributions from available cash of the Urban OP in accordance with a tiered distribution schedule. If the partners do not receive a certain level of distributions, interest accrues at a rate of 8% per annum on the unpaid distributions.

(ii) The former partners in the San Francisco Center hold 360,000 Series H -1 Units in the Operating Partnership. Each Series H-1 unit will be entitled to receive quarterly distributions equal to US$0.125 for the first four calendar quarters after the Series H-1 units are issued (the "Base Year") and for each calendar quarter thereafter, US$0.125 multiplied by a growth factor. The growth factor is an amount equal to one plus or minus, 25% of the percentage increase or decrease in the distributions payable with respect to a partnership common unit of the Operating Partnership for such calendar quarter relative to 25% of the aggregate distributions payable with respect to a partnership common unit for the Base Year.

(iii) In September 2003, WEA sold its entire interest in WEA HRE-Abbey, Inc. In connection with the transaction, the acquirer has a preferred limited partner interest in Head LP. The holder of this interest receives a rate of return per annum equal to 3-month LIBOR plus 0.90%.

(iv) In connection with the completion of the San Francisco Emporium development, 1,000 Westfield Growth, LP Series A units were issued to Forest City Enterprises, Inc. Redemption of these securities by the holder can only be made at the time that the San Francisco Center (which includes San Francisco Emporium) is sold or otherwise divested. Should this occur, the redemption of these securities is required to be made in cash but only out of funds legally available from Westfield Growth, LP.

(v) The limited partnership interests have a fixed life and an obligation to distribute available funds.

	Consolidated 31 Dec 08 $million	31 Dec 07 $million	Parent Entity 31 Dec 08 $million	31 Dec 07 $million
NOTE 19 DERIVATIVE LIABILITIES				
Current				
Payables on forward exchange contracts	**11.0**	0.9	**0.9**	0.9
Payables on forward exchange contracts with related entities	**–**	29.6	**10.1**	29.6
Payables on interest rate swaps	**28.3**	29.4	**–**	–
Payables on interest rate swaps with related entities	**–**	–	**11.7**	16.5
	39.3	59.9	**22.7**	47.0
Non Current				
Payables on cross currency contracts with related entities	**153.4**	–	**153.4**	–
Payables on forward exchange contracts	**157.2**	9.0	**–**	9.0
Payables on forward exchange contracts with related entities	**–**	–	**157.2**	–
Payables on interest rate swaps	**1,786.1**	749.8	**–**	–
Payables on interest rate swaps with related entities	**51.7**	106.1	**774.6**	536.3
	2,148.4	864.9	**1,085.2**	545.3

	Units	Units	Units	Units
NOTE 20 CONTRIBUTED EQUITY				
(a) Number of units on issue				
Balance at the beginning of the year	**2,025,279,977**	1,854,838,309	**2,025,279,977**	1,854,838,309
Distribution reinvestment plan	**6,460,687**	11,532,131	**6,460,687**	11,532,131
Units issued on the exercise of options	**16,114,734**	3,593,579	**16,114,734**	3,593,579
Pro–rata entitlement offer	**–**	155,315,958	**–**	155,315,958
Balance at the end of the year	**2,047,855,398**	2,025,279,977	**2,047,855,398**	2,025,279,977

Stapled securities have the right to receive declared dividends from WHL and distributions from WAT and WT and, in the event of winding up WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.
Holders of stapled securities can vote their shares or units in accordance with the Act, either in person or by proxy, at a meeting of either WHL, WAT or WT (as the case may be).

	$million	$million	$million	$million
(b) Movement in contributed equity attributable to members of WAT				
Balance at the beginning of the year	**7,328.3**	6,203.8	**6,848.3**	5,723.8
Distribution reinvestment plan	**33.2**	89.9	**33.2**	89.9
Units issued on the exercise of options	**63.7**	14.0	**63.7**	14.0
Pro–rata entitlement offer	**–**	1,035.5	**–**	1,035.5
Costs associated with the pro–rata entitlement offer	**–**	(14.9)	**–**	(14.9)
Balance at the end of the year	**7,425.2**	7,328.3	**6,945.2**	6,848.3

Since the end of the year:
– 276,190,500 stapled securities have been issued by the Westfield Group as a consequence of a fully underwritten placement. At 31 December 2007, 7,223 stapled securities had been issued for a cash consideration of $0.1 million as a consequence of the exercise of options. WAT's share was $0.1 million; and
– 29,515,871 (31 December 2007: 6,460,687) stapled securities have been issued by the Westfield Group for a cash consideration of $296.4 million (31 December 2007: $112.7 million) pursuant to the DRP, WAT's share is $84.7 million (31 December 2007: $33.2 million).

	Note	31 Dec 08 No. of options	31 Dec 08 Weighted average exercise price $	31 Dec 07 No. of options	31 Dec 07 Weighted average exercise price $
NOTE 21 SHARE BASED PAYMENTS					
(a) Options and rights on issue					
– Executive options	21(a)(i)	**–**	**–**	239,965	4.36
– WT 2009 options	21(a)(ii)	**–**	**–**	223,400	3.82
– Executive performance rights	21(b)(i)	**275,394**	**–**	–	–
– Partnership incentive rights	21(b)(ii)	**17,232**	**–**	–	–
– Series F Special options	21(a)(iii)	**52,500**	**2.07**	52,500	3.08
– Series G Special options	21(a)(iv)	**–**	**–**	307,729	2.71
– Series G1 Special options	21(a)(v)	**277,778**	**0.98**	277,778	2.71
– Series H Special options	21(a)(vi)	**11,805,862**	**1.11**	11,805,862	3.09
– Series I Special options	21(a)(vii)	**13,260,859**	**1.07**	13,260,859	2.98
		25,689,625	**1.16**	26,168,093	3.14

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(a) Options and rights on issue (continued)

	31 Dec 08 No. of options and rights	31 Dec 08 Weighted average exercise price $	31 Dec 07 No. of options and rights	31 Dec 07 Weighted average exercise price $
Movement in options and rights on issue				
Balance at the beginning of the year	**26,168,093**	**3.14**	28,717,124	4.56
Movements in Executive options				
Options exercised during the year				
– extinguished by issuance of new units	**(2,415)**	**-**	–	–
– extinguished by payment of cash equal to the difference between market value and the exercise price	**(90,000)**	**4.43**	(7,500)	4.44
– extinguished by issuance of new units for $nil consideration equal to the difference between market value and the exercise price	**(147,550)**	**4.39**	(108,750)	6.09
Additional options granted due to pro–rata entitlement offer	**-**	**-**	15	–
Movements in WT 2009 Options				
Options exercised during the year				
– extinguished by issuance of new units	**(221,800)**	**3.82**	(48,000)	3.84
– extinguished by payment of cash	**(300)**	**3.82**	–	–
Options cancelled during the year	**(1,300)**	**3.82**	–	–
Movement in Series G Special options				
Options lapsed during the year	**(307,729)**	**5.05**	(120,586)	5.49
Movement in Series H Special options				
Options cancelled during the year				
– cancelled for $nil consideration	**-**	**-**	(2,264,210)	–
Movement in Executive performance rights				
– rights granted during the year	**275,394**	–	–	–
Movement in Partnership incentive rights				
– rights granted during the year	**17,232**	–	–	–
Balance at the end of the year [(a)]	**25,689,625**	**1.16**	26,168,093	3.14

(a) At 31 December 2008 the 25,689,625 (31 December 2007: 26,168,093) options on issue were convertible to 96,104,482 (31 December 2007: 127,597,068) Westfield Group stapled securities.

(i) Executive Options

The options issued to WHL were in relation to options WHL had issued to its executives (i.e. 1,479,900 as at 16 July 2004).

Executive Option Plans

Issue date	Expiry date	**Exercise price 31 Dec 08**	Exercise price [(i)] 31 Dec 07	Note	**Number exercisable at 31 Dec 08**	**Number On issue at 31 Dec 08**	Number exercisable at 31 Dec 07	Number On issue at 31 Dec 07
19 Aug 2003	19 Aug 2008	–	$4.440	(a)	**-**	**-**	–	15,000
1 Sep 2003	1 Sep 2008	–	$4.428	(a)	**-**	**-**	80,650	197,550
1 Sep 2003	1 Sep 2008	–	$0.000	(b)	**-**	**-**	1,200	2,415
13 Nov 2003	13 Nov 2008	–	$4.213	(a)	**-**	**-**	–	25,000
					-	**-**	81,850	239,965

[(i)] There is a decrease in exercise price $0.04 due to pro–rata entitlement offer.

(a) Under the terms of the Westfield Executive Option Plan under which these options were granted, 25% of these options may be exercised at any time after the third anniversary of their respective grant dates, 25% of these options may be exercised at any time after the fourth anniversary of their grant dates and the remaining 50% of these options may be exercised on the fifth anniversary of their grant dates.

(b) Under the terms of the Westfield Executive Performance Share Plan under which these options were granted, 25% of these awards may be exercised at any time after the third anniversary of their respective grant dates, 25% of these awards may be exercised at any time after their fourth anniversary of their grant dates and the remaining 50% of these awards may be exercised on their fifth anniversary of their grant dates.

Under the rules of the Westfield Executive Option Plan and the Westfield Executive Performance Share Plan the exercise of an executive option can be satisfied in one of the following ways:

(i) issuing or transferring a Westfield Group stapled security to the executive option or award holder;

(ii) paying the executive option or award holder an amount equal to the difference between the market value of a Westfield Group stapled security as at the date of exercise (determined under section 139FA of the Income Tax Assessment Act 1936) and the exercise price for the executive option ("Profit Element"); or

(iii) issuing or transferring Westfield Group stapled securities to the executive option holder equal to the value of the Profit Element.

These options and awards have no entitlement to dividends/distributions of the Westfield Group. The fair value of each executive option granted is measured at the grant date using the Black Scholes option pricing model taking into account the terms and conditions upon which the options were granted.

The Parent Entity and the Responsible Entity of WT have each granted options to WHL to enable WHL to satisfy its obligations to deliver the stapled securities to the holders of the executive options on exercise of that executive option. The price reimbursable by WHL to the Parent Entity is as shown in the above table (being 28.7% of the exercise price of this WHL option).

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)
(a) Options and rights on issue (continued)

(ii) WT 2009 Options

On 16 July 2004, WAT issued options to WT in relation to options issued by WT to Deutsche Bank AG Sydney Branch ("WT 2009 Options"). The WT 2009 Options are exercisable at any time between 1 January 2004 and 12 December 2008. Any financial liability associated with these options is recorded in WT.

The strike price under each option is $13.3094. In accordance with the terms of the deed for the WT 2009 Options the previous strike price of $13.3928 was reduced by $0.0834 as a result of the pro-rata entitlement offer which was completed in July 2007. The Responsible Entity of WT has the discretion to elect to satisfy the exercise of a WT 2009 Option through the issue of stapled securities or cash. The number of stapled securities to be issued on exercise of a WT 2009 Option will be calculated by dividing $1,000 being the exercise price per WT 2009 Option by the strike price (as may be amended from time to time).

The cash amount is calculated by reference to the volume weighted average price per stapled security over a 10 day period (adjusted for distributions) to which the relevant holder of a WT 2009 Option would have been entitled.

The price reimbursable by WT to the Parent Entity is $287.0 (28.7% of the exercise price of the WT 2009 Option).

During the year, Deutsche Bank exercised 222,100 (31 December 2007: 48,000) WT 2009 Options. 221,800 (31 December 2007: 48,000) options were extinguished by the issuance of 16,102,382 (31 December 2007: 3,554,918) stapled securities at a weighted average issued price of $13.42 (31 December 2007: $21.67). WAT's share of this issue price was $3.85 (31 December 2007: $3.88), 300 options were extinguished during the year for cash consideration of $0.4 million at a weighted average issued price of $16.52. WAT's share of this issue price was $4.74.

(iii) Series F – Special Options

The Series F Special Options are exercisable during the period commencing on 1 June 2007 and ending on 1 June 2020. Each Series F Special Option entitles the holder the right to be issued 157.35 fully paid stapled securities in exchange for either US$1,000 ($1,449.91) or 1 Series F preferred share in WEA. As at 31 December 2008 and 31 December 2007, there were 52,500 Series F Special Options on issue which are exchangeable for 8,260,875 stapled securities.

As the Series F Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(iv) Series G – Special Options

The Series G Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G Special Option entitles the holder to deliver a Series G CPS (or the number of Series A common shares into which a Series G CPS has been converted). On exercise the holder of a Series G Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series G CPS, the holder delivers the number of WEA Series A common shares into which a Series G CPS has been converted. As at 31 December 2008 there were nil (31 December 2007: 307,729) Series G Special Options on issue which are exchangeable for nil (31 December 2007: 10,666,872) stapled securities.

As the Series G Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(v) Series G1 – Special Options

The Series G1 Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. Each Series G1 Special Option entitles the holder to deliver a Series D CPS (or the number of common shares into which a Series D CPS has been converted). On exercise the holder of a Series G1 Special Option will receive 34.6632 stapled securities. The ratio will be appropriately adjusted where, instead of delivering a Series D CPS, the holder delivers the number of WEA common shares into which a Series D CPS has been converted. As at 31 December 2008 and 31 December 2007, there were 277,778 Series G1 Special Options on issue which are exchangeable for 9,628,674 stapled securities.

As the Series G1 Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(vi) Series H – Special Options

The Series H Special Options are exercisable any time after September 2003 and expire on the date being 10 days prior to the date of termination of WAT. The Series H Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series H Special Option will receive 3.049065 stapled securities. As at 31 December 2008 and 31 December 2007 there were 11,805,862 Series H Special Options on issue which are exchangeable for 35,996,841 stapled securities.

As the Series H Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(vii) Series I – Special Options

The Series I Special Options are exercisable any time after May 2004 and expire on the date being 10 days prior to the date of termination of WAT. The Series I Special Options are exercisable by the holder delivering a common share in WEA. On exercise the holder of a Series I Special Option will receive 3.161595 stapled securities. As at 31 December 2008 and 31 December 2007, there were 13,260,859 Series I Special Options on issue which are exchangeable for 41,925,466 stapled securities.

As the Series I Special Options are A$ options and are associated with foreign currency debt, they have been classified as a derivative financial liability and have been fair valued through the income statement.

(viii) Stapling Options

At the time of the Merger, each of WAT, WHL and WT had options on issue. Pursuant to the Merger Implementation Deed, each of WAT, WHL and WT have issued options to each other to enable each entity to satisfy the delivery of a stapled security on exercise of options currently on issue in each of those entities.

(ix) Other

Of the stapling options issued to WAT, 25,396,999 options remain from WT and the same from WHL to enable WAT to satisfy the delivery of a stapled security on exercise of the special options issued by WAT that are on issue.

The voting entitlements of the Special Options are determined in accordance with Section 253F of the Corporations Act 2001.

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans

(i) The Executive Deferred Award Plan ("EDA Plan")

	Number of award securities 31 Dec 08	**Weighted average conversion price($) 31 Dec 08**	Number of award securities 31 Dec 07	Weighted average conversion price($) 31 Dec 07
Movement in Executive Deferred Awards				
Balance at the beginning of the year	**1,941,939**	**18.46**	1,010,923	17.17
Awards issued during the year	**597,401**	**18.04**	1,035,909	19.35
Distribution reinvested as awards during the year	**111,484**	**17.43**	97,738	21.25
Awards exercised during the year	**(188,940)**	**16.23**	(85,895)	17.63
Awards lapsed during the year	**(555,838)**	**18.46**	(116,736)	18.17
Balance at the end of the year	**1,906,046**	**18.49**	1,941,939	18.46

Vesting profile	**Awards granted $million 31 Dec 08**	**Number of award securities 31 Dec 08**	**Weighted average grant price ($) 31 Dec 08**	Awards granted $million 31 Dec 07	Number of award securities 31 Dec 07	Weighted average grant price ($) 31 Dec 07
2008	**-**	**-**	**-**	3.6	215,766	16.54
2009	**4.9**	**278,177**	**17.69**	15.0	796,028	18.82
2010	**20.5**	**1,110,012**	**18.46**	0.4	22,707	18.63
2011	**9.8**	**517,857**	**18.99**	16.9	907,438	18.60
	35.2	**1,906,046**	**18.49**	35.9	1,941,939	18.46

The EDA Plan is a plan in which senior executives and high performing employees participate. The fair value of the EDA Plan is measured at each reporting date using inputs that include the number of employees remaining in service, the volume weighted average of the Westfield Group stapled security prices and the distribution policy during the vesting period.

Refer to Note 40 for further details concerning other Key Management Personnel remuneration disclosures in relation to EDA Plan.

(ii) The Partnership Incentive Plan ("PIP Plan")

	Number of award securities 31 Dec 08	**Weighted average conversion price($) 31 Dec 08**	Number of award securities 31 Dec 07	Weighted average conversion price($) 31 Dec 07
Movement in Partnership Incentives				
Balance at the beginning of the year	**746,851**	**17.60**	482,928	16.55
Awards issued during the year	**254,894**	**17.27**	239,705	19.35
Distribution reinvested as awards during the year	**36,419**	**17.43**	24,218	21.26
Awards lapsed during the year	**(185,830)**	**17.62**	-	-
Balance at the end of the year	**852,334**	**17.49**	746,851	17.60

Vesting profile	**Awards granted $million 31 Dec 08**	**Number of award securities 31 Dec 08**	**Weighted average grant price ($) 31 Dec 08**	Awards granted $million 31 Dec 07	Number of award securities 31 Dec 07	Weighted average grant price ($) 31 Dec 07
2009	**1.7**	**107,848**	**16.17**	-	-	-
2010	**5.5**	**311,683**	**17.66**	4.3	266,079	16.09
2011	**5.7**	**318,317**	**17.94**	4.2	241,067	17.53
2012	**2.0**	**114,486**	**17.03**	4.6	239,705	19.35
	14.9	**852,334**	**17.49**	13.1	746,851	17.60

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(b) Executive Deferred Award and Partnership Incentive Plans (continued)

(ii) The Partnership Incentive Plan ("PIP Plan") (continued)

The senior leadership team of the Westfield Group, including the Westfield Group Managing Directors, participate in the PIP Plan. The Executive Chairman does not participate in the PIP Plan. The fair value of the PIP Plan is measured at each reporting date using inputs that include the Westfield Group achieving the performance hurdles, number of employees remaining in service, the volume weighted average of the Westfield Group stapled security prices and the distribution policy during the vesting period.

Refer to Note 40 for further details concerning other Key Management Personnel remuneration disclosures in relation to the PIP Plan.

Accounting for Cash Settled Share Based Payments

The accounts of the Westfield Group and the remuneration disclosures in this note and Note 40 disclose the full liability to unitholders of the grant of awards under the Westfield Group's equity linked plans, and not simply the amortisation of the nominal amount of the grant when originally made.

At the date of granting an award, the nominal value of the award is adjusted for anticipated increases in the value of that award over its life. Assumptions regarding both future distributions and security price increases are made for the purposes of estimating the Westfield Group's future liability with respect to each award. The estimated future liability is then amortised over the life of the award.

At the end of each accounting period the awards are fair valued. This process may result in a variation of the estimate of the future liability of the Westfield Group with respect to that award and an increase or decrease in the amortisation. For example, in any year, where the security price increases at a rate which is greater than the estimate made in the original model, the implied increase in value of the awards at the date of maturity will result in an increase in the amount of amortisation. The full amount of that amortisation is included in the financial statements.

During the year, $4.8 million (31 December 2007: $17.4 million) was charged to the income statement as gross amortisation in respect of cash settled based share based payments.

(c) Executive Performance Rights and Partnership Incentive Rights Plans

(i) The Executive Performance Rights Plan ("EPR Plan")

	Number of rights 31 Dec 08	Number of rights 31 Dec 07
Movement in Executive Performance Rights		
Balance at the beginning of the year	-	-
Rights issued during the year	**275,394**	-
Balance at the end of the year	**275,394**	-

Vesting Profile	**Fair value of the rights at grant date ($)**	**Number of rights at (i) 31 Dec 08**	**Fair value granted $million 31 Dec 08**	Fair value of the rights at grant date ($)	Number of rights at (i) 31 Dec 07	Fair value granted $million 31 Dec 07
2010	**13.47**	**55,444**	**0.7**	-	-	-
2011	**12.61**	**219,950**	**2.8**	-	-	-
	12.78	**275,394**	**3.5**	-	-	-

(i) The exercise price for the EPR Plan is nil and there were no rights exercisable at 31 December 2008.

The EPR Plan is a plan in which senior and high performing executives participate. The Executive Chairman and Westfield Group Managing Directors do not participate in the EPR Plan. However the Westfield Group Managing Directors participate in the EDA Plan. The fair value of rights issued under the EPR Plan is measured at each grant date using a Black Scholes option pricing model. The inputs include the Westfield Group's 15 day volume weighted average security price prior to the grant date, the risk free interest rate, expected volatility and expected dividend yield during the vesting period. Expected volatility is based on the historical security price volatility over the past 3 years. Executives are not able to call for early exercise of the rights, however there are provisions in the plan to allow for early vesting at the discretion of the Board. Vesting conditions such as the number of employees remaining in service is taken into account in determining the total amortisation for each reporting period.

Refer to Note 40 for further details concerning other Key Management Personnel remuneration disclosures in relation to the EPR Plan.

(ii) The Partnership Incentive Rights Plan ("PIR Plan")

	Number of rights 31 Dec 08	Number of rights 31 Dec 07
Movement in Partnership Incentive Rights		
Balance at the beginning of the year	-	-
Rights issued during the year	**17,232**	-
Balance at the end of the year	**17,232**	-

NOTE 21 SHARE BASED PAYMENTS (CONTINUED)

(c) Executive Performance Rights and Partnership Incentive Rights Plans (continued)

(ii) The Partnership Incentive Rights Plan ("PIR Plan") (continued)

Vesting Profile	Fair value of the rights at grant date ($)	Number of rights at [i] 31 Dec 08	Fair value granted $million 31 Dec 08	Fair value of the rights at grant date ($)	Number of rights at [i] 31 Dec 07	Fair value granted $million 31 Dec 07
2011	12.61	8,395	0.1	-	-	-
2012	11.82	8,837	0.1	-	-	-
	12.20	17,232	0.2	-	-	-

[i] The exercise price for the PIR Plan is nil and there were no rights exercisable at 31 December 2008.

The senior leadership team of the Westfield Group participate in the PIR Plan. The Executive Chairman and Westfield Group Managing Directors do not participate in the PIR Plan. The fair value of the PIR Plan is measured at each grant date using a Black Scholes option pricing model. The inputs include the Westfield Group's 15 day volume weighted average security price prior to the grant date, the risk free interest rate, expected volatility and expected dividend yield during the vesting period. Expected volatility is based on the historical security price volatility over the past 3 years. Other vesting conditions include growth in Operational segment earnings and development projects starts during the qualifying year. Vesting conditions such as number of employees remaining in service is taken into account in determining the total amortisation for each reporting period. In calculating the Black Scholes' value of rights granted it has been assumed that the hurdle conditions are met and consequently, the value of the option is not reduced to reflect the hurdle conditions.

Refer to Note 40 for further details concerning other Key Management Personnel remuneration disclosures in relation to the PIR Plan.

Accounting for equity settled Share Based Payments

During the year, $0.9 million was charged to the income statement as gross amortisation in respect of equity settled share based payments.

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	31 Dec 08 $million	31 Dec 07 $million
NOTE 22 RESERVES				
Foreign currency translation reserve	632.9	(429.8)	–	–
Asset revaluation reserve	–	–	767.9	1,155.6
Employee equity benefits reserve	0.3	–	–	–
Balance at the end of the year	633.2	(429.8)	767.9	1,155.6
Movement in foreign currency translation reserve				
The foreign currency translation reserve is to record net exchange differences arising from the translation of financial statements of foreign controlled entities and the net investments hedged in these entities.				
Balance at the beginning of the year	(429.8)	132.9	–	–
Foreign exchange movement				
– translation of foreign entities, currency loans and asset hedging derivatives which qualify for hedge accounting	1,062.7	(562.7)	–	–
Balance at the end of the year	632.9	(429.8)	–	–
Movement in asset revaluation reserve				
The asset revaluation reserve is to record unrealised increments and decrements in value of assets held as available for sale.				
Balance at the beginning of the year	–	–	1,155.6	1,452.0
Revaluation increment/(decrement)	–	–	(981.8)	503.0
Deferred tax	–	–	(50.8)	(0.9)
Retranslation of assets held as available for sale	–	–	1,802.0	(751.4)
Amounts transferred to retained profits during the year	–	–	(1,157.1)	(47.1)
Balance at the end of the year	–	–	767.9	1,155.6
Movement in employee equity benefits reserve				
The employee equity benefits reserve is used to record the value of share based payments provided to employees as part of their remuneration.				
Balance at the beginning of the year	–	–	–	–
Equity settled share based payment	0.3	–	–	–
Balance at the end of the year	0.3	–	–	–

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 23 RETAINED PROFITS				
Balance at the beginning of the year	**411.2**	609.0	**–**	532.3
Amounts transferred from asset revaluation reserve	**–**	–	**1,157.1**	47.1
Net (loss)/profit attributable to members of WAT	**(496.9)**	799.2	**(239.6)**	417.6
Distributions paid	**(917.5)**	(997.0)	**(917.5)**	(997.0)
Balance at the end of the year	**(1,003.2)**	411.2	**–**	–
NOTE 24 CASH AND CASH EQUIVALENTS				
(a) Components of cash and cash equivalents				
Cash	**1.8**	79.5	1.8	4.4
Bank overdrafts	**(3.0)**	–	**–**	–
Total cash and cash equivalents	**(1.2)**	79.5	**1.8**	4.4
(b) Reconciliation of (loss) or profit after tax to net cash flows from operating activities				
(Loss)/profit after tax	**(496.9)**	799.2	**(239.6)**	417.6
Property revaluations	**1,846.9**	(489.1)	**–**	–
Share of associates' losses or (profits) in excess of dividends/distributions	**148.6**	(235.5)	**–**	–
Net fair value loss on derivatives	**247.4**	456.9	**643.2**	423.4
Deferred tax (benefit) or expense	**(288.3)**	134.6	**50.4**	31.2
Borrowing costs	**(373.0)**	600.5	**0.2**	0.8
Interest income	**(65.8)**	(44.7)	**(58.2)**	(351.6)
Net capital loss or (profit) on realisation of assets	**9.3**	(69.0)	**–**	–
Decrease or (increase) in working capital attributable to operating activities	**(48.6)**	52.7	**(5.2)**	26.6
Net cash flows from operating activities	**979.6**	1,205.6	**390.8**	548.0

c) Non–cash investing activities

On 16 October 2007, the Group contributed three centres to a new joint venture vehicle managed and controlled by CBL & Associates Properties, Inc. in return for a preferred minority limited partner interest of US$423.2 million.

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 25 DISTRIBUTIONS				
(a) Final distribution proposed				
54% estimated tax advantaged (31 December 2007: 87% tax advantaged) [(i)]	**353.3**	410.1	**353.3**	410.1
	353.3	410.1	**353.3**	410.1

Interim distributions were paid on 29 August 2008. The final proposed distribution was paid on 27 February 2009. The record date for entitlement to these distributions was 5pm, 6 February 2009. The DRP was in operation for the distribution paid on 27 February 2009. Securities issued under the DRP in respect of the distribution paid on 27 February 2009 rank for distribution from 1 January 2009. The record date for participation in the DRP for the distribution payable on 27 February 2009 was 5pm, 6 February 2009.

(b) Distributions paid during the year				
Distribution in respect of the six months to 30 June 2008 [(i)]	**507.4**	–	**507.4**	–
Distribution in respect of the six months to 31 December 2007	**410.1**	–	**410.1**	–
Distribution in respect of the six months to 30 June 2007 [(i)]	**–**	452.6	**–**	452.6
Distribution in respect of the six months to 31 December 2006	**–**	544.4	**–**	544.4
Total distribution paid	**917.5**	997.0	**917.5**	997.0

(i) Total distribution proposed/paid for the year was $860.7 million (31 December 2007: $862.7 million).

The distribution per unit for the six months ended 30 June 2008 was A25.00 cents equivalent to US20.02 cents. The distribution per unit for the six months ended 31 December 2008 is A17.25 cents equivalent to US13.81 cents.

NOTE 26 LEASE COMMITMENTS

Operating lease receivables

Substantially all of the property owned by the Group is leased to third party retailers. Lease terms vary between retailers and some leases include percentage rental payments based on sales revenue.

	Consolidated	
	31 Dec 08 $million	31 Dec 07 $million
Future minimum rental revenues under non-cancellable operating retail property leases:		
Due within one year	**1,056.0**	843.0
Due between one and five years	**3,402.3**	2,753.4
Due after five years	**2,836.0**	2,377.4
	7,294.3	5,973.8

These amounts do not include percentage rentals which may become receivable under certain leases on the basis of retailer sales in excess of stipulated minimums and do not include recovery of outgoings.

Operating lease payable		
Due within one year	**11.2**	6.8
Due between one and five years	**39.4**	31.5
Due after five years	**6.1**	3.7
	56.7	42.0

NOTE 27 CAPITAL EXPENDITURE COMMITMENTS

Estimated capital expenditure commitments contracted at balance date but not provided for in relation to development of properties:		
Due within one year	**343.0**	587.0
Due between one and five years	**8.1**	157.2
	351.1	744.2

	Consolidated		Parent Entity	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
NOTE 28 CONTINGENT LIABILITIES				
Performance guarantees	**727.6**	658.2	**–**	–
Special tax assessment municipal bonds	**56.1**	46.9	**–**	–
Guaranteed borrowings of controlled entities	**–**	–	**7,840.9**	3,822.4
Guaranteed borrowings of associates of the Responsible Entity	**9,302.7**	6,855.2	**9,302.7**	6,855.2
	10,086.4	7,560.3	**17,143.6**	10,677.6

From time to time, in the normal course of business, the Group is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Group.

NOTE 29 SEGMENT INFORMATION

Business Segment

The business segment reporting format is represented by the following segments:

Operational

Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (e.g. property management and development fees) and other operational expenses.

Development

Development segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets and portfolios acquisitions, income and expenses on properties held for future redevelopment.

Corporate

Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

NOTE 29 SEGMENT INFORMATION (CONTINUED)

	Operational		Development		Corporate		Consolidated	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Revenue								
Property revenue	**1,440.2**	1,517.0	**28.1**	22.4	**–**	–	**1,468.3**	1,539.4
Property development and project management revenue	**64.0**	77.9	**–**	–	**–**	–	**64.0**	77.9
	1,504.2	1,594.9	**28.1**	22.4	**–**	–	**1,532.3**	1,617.3
Share of after tax profits/(losses) of equity accounted entities [(i)]								
Net operating income	**140.1**	156.2	**1.4**	1.9	**–**	–	**141.5**	158.1
Net interest expense	**(47.5)**	(55.9)	**(5.9)**	(2.9)	**–**	–	**(53.4)**	(58.8)
	92.6	100.3	**(4.5)**	(1.0)	**–**	–	**88.1**	99.3
Expenses								
Property expenses and outgoings	**(543.7)**	(501.7)	**(13.2)**	(34.4)	**–**	–	**(556.9)**	(536.1)
Property development and project management costs	**(48.5)**	(57.4)	**(23.4)**	(25.0)	**–**	–	**(71.9)**	(82.4)
Corporate costs	**–**	–	**–**	–	**(5.3)**	(6.9)	**(5.3)**	(6.9)
	(592.2)	(559.1)	**(36.6)**	(59.4)	**(5.3)**	(6.9)	**(634.1)**	(625.4)
Currency derivatives	**–**	–	**–**	–	**(188.2)**	(353.1)	**(188.2)**	(353.1)
Segment result	**1,004.6**	1,136.1	**(13.0)**	(38.0)	**(193.5)**	(360.0)	**798.1**	738.1
Property revaluations	**(1,565.7)**	0.4	**(281.2)**	488.7	**–**	–	**(1,846.9)**	489.1
Equity accounted property revaluations [(i)]	**(147.2)**	66.6	**(17.9)**	155.8	**–**	–	**(165.1)**	222.4
Net capital profit/(loss) on realisation of assets	**–**	–	**–**	–	**(9.3)**	69.0	**(9.3)**	69.0
Segment revaluations and net capital profit/(loss) on realisation of assets	**(1,712.9)**	67.0	**(299.1)**	644.5	**(9.3)**	69.0	**(2,021.3)**	780.5
Interest income							**65.8**	44.7
Financing costs							**373.0**	(600.5)
Tax benefit/(expense)							**287.5**	(163.6)
Profit/(loss) after tax							**(496.9)**	799.2
Segment assets								
Segment assets	**22,493.0**	18,596.8	**1,216.0**	1,118.7	**–**	–	**23,709.0**	19,715.5
Group assets							**2,290.6**	1,983.1
Total segment assets	**22,493.0**	18,596.8	**1,216.0**	1,118.7	**–**	–	**25,999.6**	21,698.6
Segment liabilities								
Segment liabilities	**607.4**	610.0	**17.4**	139.2	**–**	–	**624.8**	749.2
Group liabilities							**18,319.6**	13,639.7
Total segment liabilities	**607.4**	610.0	**17.4**	139.2	**–**	–	**18,944.4**	14,388.9
Equity accounted entities included in segment assets								
Investment properties	**3,180.5**	2,606.3	**164.1**	80.8	**–**	–	**3,344.6**	2,687.1
Interest bearing liabilities	**(1,052.0)**	(843.0)	**(164.1)**	(80.8)	**–**	–	**(1,216.1)**	(923.8)
Working capital and deferred tax	**31.5**	(11.9)	**–**	–	**–**	–	**31.5**	(11.9)
Equity accounted entities included in segment assets	**2,160.0**	1,751.4	**–**	–	**–**	–	**2,160.0**	1,751.4
Additions to segment non current assets	**41.4**	652.1	**903.8**	890.5	**–**	–	**945.2**	1,542.6

(i) Total share of after tax losses of equity accounted entities for the period of $77.0 million (31 December 2007: after tax profits of $321.7 million) comprises share of after tax profits of equity accounted entities (excluding property revaluations) of $88.1 million (31 December 2007: $99.3 million) and property revaluation decrement of $165.1 million (31 December 2007: increment of $222.4 million).

Geographic Segment

The Group operates solely in the United States of America.

NOTE 30 CAPITAL RISK MANAGEMENT

The Group seeks to manage its capital requirements to maximise value to members through the mix of debt and equity funding, while ensuring that Group entities:

- comply with capital and distribution requirements of their constitutions and/or trust deeds;
- comply with capital requirements of relevant regulatory authorities;
- maintain strong investment grade credit ratings; and
- continue to operate as going concerns.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure:

- sufficient funds and financing facilities, on a cost effective basis, are available to implement the Group's property development and business acquisition strategies;
- adequate financing facilities for unforeseen contingencies are maintained; and
- distributions to members are made within the stated distribution policy.

The Group is able to alter its capital mix by issuing new stapled securities and hybrid securities, activating its distribution reinvestment plan, electing to have the dividend reinvestment underwritten, adjusting the amount of distributions paid to members, activating a security buy back program, divesting assets to repay borrowings or adjusting the timing of capital expenditure for its property redevelopment pipeline.

The Group also protects its equity in assets by taking out insurance.

NOTE 31 FINANCIAL RISK MANAGEMENT

The Group's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, other investments and derivative financial instruments.

The Group manages its exposure to key financial risks in accordance with the Group's treasury risk management policy. The policy has been established to manage the key financial risks such as interest rate, foreign exchange, counterparty credit and liquidity.

The Group's treasury risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities. The Group through its training and procedures, has developed a disciplined and constructive control environment in which relevant treasury and finance personnel understand their roles and obligations in respect of the Group's treasury management objective.

The Group has an established Board approved risk management framework including policies, procedures, limits and allowed types of derivative financial instruments. The Board has appointed a Board Risk Management Committee comprising three directors. The Board Risk Management Committee reviews and oversees management's compliance with these policies, procedures and limits. The Board Risk Management Committee is assisted in the oversight role by the Group's Executive Risk Management Committee and internal audit function.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rates, foreign exchange, liquidity and credit risk. The Group enters into derivative financial instruments, principally interest rate swaps, cross currency swaps, forward exchange contracts and currency options. The purpose of these transactions is to manage the interest rate and currency risks arising from the Group's operations, cash flows, interest bearing liabilities and its net investments in foreign operations. The Group seeks to deal only with creditworthy counterparties and these assessments are regularly reviewed. Liquidity risk is monitored through the use of future rolling cash flow forecasts.

NOTE 32 INTEREST RATE RISK MANAGEMENT

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

82-35029

NOTE 32 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date

The Group has interest risk on borrowings which are typically floating rate debt or notional borrowings. The exposures at reporting date together with the interest rate risk management transactions are as follows:

(i) Interest payable

	Note	**31 Dec 08 $million**	31 Dec 07 $million
Principal amounts of all interest bearing liabilities:			
Current interest bearing liabilities	17	**1,259.2**	1,025.1
Non current interest bearing liabilities	17	**11,261.0**	7,180.2
Share of equity accounted entities interest bearing liabilities	13(c)	**1,216.1**	923.8
Cross currency swaps			
– US$1,845.1 million (31 December 2007: US$1,985.1 million)	33(i)	**2,675.2**	2,259.6
– US$3,490.0 million (31 December 2007: US$3,490.0 million)	33(iv)	**5,060.2**	3,972.7
Principal amounts subject to interest rate exposure		**21,471.7**	15,361.4
Principal amounts of fixed interest rate liabilities:			
Fixed rate loans			
– US$7,283.8 million (31 December 2007: US$6,232.7 million)	32(iii)	**10,560.8**	7,094.7
– €400.0 million (31 December 2007: €400.0 million)	32(iii)	**819.2**	670.4
Fixed rate derivatives			
– US$6,775.0 million (31 December 2007: US$6,847.6 million)	32(iii)	**9,823.1**	7,794.7
Principal amounts on which interest rate exposure has been hedged		**21,203.1**	15,559.8

At 31 December 2008, the Group has fixed 99% of its interest payable exposure by way of fixed rate borrowings and interest rate derivatives by varying durations. The remaining 1% is exposed to floating rates on a principal payable of $268.6 million, at an average interest rate of 1.9%, including margin (31 December 2007: 101% hedged with no floating exposure). An increment of 0.5% in the market rate would result in an increase in interest expense of $1.3 million (31 December 2007: nil). A decrement of 0.5% in the market rate would result in a decrease in interest expense of $1.3 million (31 December 2007: nil). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of the fixed rate borrowings and derivatives due to interest rate movements are set out in Note 32(iii).

(ii) Interest receivable

The Group is exposed to interest receivable risk on loans receivables and notional borrowings entered into under cross currency swaps.

The table below summarises these exposures at reporting date together with the interest rate risk management transactions which have been entered into to manage those exposures:

	Note	**31 Dec 08 $million**	31 Dec 07 $million
Principal amounts of all interest bearing assets:			
Cross currency swaps			
– A$	33(i), 33(iv)	**6,691.2**	6,875.9
– €400.0 million (31 December 2007: €400.0 million)	33(i)	**819.2**	670.4
Loans receivable from related entities	10	**893.3**	410.8
Principal amounts subject to interest rate exposure		**8,403.7**	7,957.1
Principal amounts of fixed interest rate assets:			
Fixed rate derivatives			
– A$	32(iii)	**6,841.4**	6,334.4
– €400.0 million (31 December 2007: €400.0 million)	32(iii)	**819.2**	670.4
Principal amounts on which interest rate exposure has been hedged		**7,660.6**	7,004.8

At 31 December 2008, the Group has fixed 91% of its interest receivable exposure by way of interest rate derivatives of varying durations. The remaining 9% is exposed to floating rates on a principal receivable of $743.1 million, at an average interest rate of 4.7%, including margin (31 December 2007: 88% hedged with floating exposure of $952.3 million at an average interest rate of 7.7%). An increment of 0.5% in the market rate would result in a decrease in interest expense of $3.7 million (31 December 2007: $4.8 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $3.7 million (31 December 2007: $4.8 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates. Changes to the fair value of fixed rate derivatives due to interest rate movements are set out in Note 32(iii).

NOTE 32 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date (continued)

(iii) Fixed rate debt and interest rate derivatives

The Group is exposed to interest rate risk on its borrowings and derivative financial instruments. This risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Fixed rate debt is achieved either through fixed rate debt funding or through the use of derivative financial instruments approved by the Board. These activities are evaluated regularly to ensure that the Group is not exposed to interest rate movements that could adversely impact ability to meet its financial obligations and to ensure compliance with borrowing covenants.

Notional principal or contract amounts of the Group's consolidated and share of equity accounted fixed rate debt and interest rate derivatives:

	Interest rate derivatives		**Fixed rate borrowings**		**Interest rate derivatives**		**Fixed rate borrowings**	
Fixed rate debt and derivatives contracted as at the reporting date and outstanding at	**31 Dec 08 Principal amount million**	**31 Dec 08 Average rate**	**31 Dec 08 Principal amount million**	**31 Dec 08 Average rate including margin**	31 Dec 07 Principal amount million	31 Dec 07 Average rate	31 Dec 07 Principal amount million	31 Dec 07 Average rate including margin
A$ receivable								
31 December 2007	–	–	–	–	A$6,334.4	6.04%	–	–
31 December 2008	**A$6,841.4**	**6.31%**	–	–	A$6,341.4	6.25%	–	–
31 December 2009	**A$6,714.4**	**6.38%**	–	–	A$6,414.4	6.27%	–	–
31 December 2010	**A$5,887.2**	**6.50%**	–	–	A$5,587.2	6.36%	–	–
31 December 2011	**A$5,537.2**	**6.39%**	–	–	A$5,537.2	6.39%	–	–
31 December 2012	**A$4,673.2**	**6.42%**	–	–	A$4,673.2	6.42%	–	–
31 December 2013	**A$2,737.2**	**6.45%**	–	–	A$2,737.2	6.45%	–	–
31 December 2014	**A$1,250.0**	**6.51%**	–	–	A$1,250.0	7.51%	–	–
€ receivable / (payable)								
31 December 2007	–	–	–	–	€400.0	3.58%	€(400.0)	3.58%
31 December 2008	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2009	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2010	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
31 December 2011	**€400.0**	**3.58%**	**€(400.0)**	**3.58%**	€400.0	3.58%	€(400.0)	3.58%
US$ payable								
31 December 2007	–	–	–	–	US$(6,847.6)	5.62%	US$(6,232.7)	5.94%
31 December 2008	**US$(6,775.0)**	**5.67%**	**US$(7,283.8)**	**6.15%**	US$(8,174.0)	5.38%	US$(5,867.1)	5.95%
31 December 2009	**US$(7,899.0)**	**5.43%**	**US$(6,473.6)**	**6.01%**	US$(8,559.0)	5.40%	US$(5,053.9)	5.79%
31 December 2010	**US$(6,199.0)**	**5.51%**	**US$(6,253.9)**	**6.00%**	US$(6,859.0)	5.48%	US$(4,830.1)	5.77%
31 December 2011	**US$(6,629.0)**	**5.50%**	**US$(5,430.3)**	**5.82%**	US$(6,629.0)	5.50%	US$(4,007.2)	5.49%
31 December 2012	**US$(5,749.0)**	**5.49%**	**US$(4,495.4)**	**5.85%**	US$(5,749.0)	5.49%	US$(3,075.8)	5.44%
31 December 2013	**US$(4,935.0)**	**5.47%**	**US$(3,963.8)**	**5.91%**	US$(4,935.0)	5.47%	US$(2,806.7)	5.46%
31 December 2014	**US$(3,825.0)**	**5.41%**	**US$(2,852.6)**	**6.22%**	US$(3,825.0)	5.41%	US$(1,695.3)	5.71%
31 December 2015	**US$(2,400.0)**	**5.43%**	**US$(2,736.4)**	**6.28%**	US$(2,400.0)	5.43%	US$(1,636.5)	5.74%
31 December 2016	**US$(1,400.0)**	**5.33%**	**US$(1,610.1)**	**6.71%**	US$(1,400.0)	5.33%	US$(510.2)	5.91%
31 December 2017	–	–	**US$(1,241.0)**	**6.96%**	–	–	US$(141.0)	6.14%

82-35029

NOTE 32 INTEREST RATE RISK MANAGEMENT (CONTINUED)

Summary of interest rate positions at balance date (continued)

(iii) Fixed rate debt and interest rate derivatives (continued)

The Group's interest rate derivatives do not meet the accounting requirements to qualify for hedge accounting treatment. Gains or losses arising from changes in fair value have been reflected in the income statement as a component of interest expense. The loss for the year ended 31 December 2008 was $173.7 million (31 December 2007: $632.5 million). At 31 December 2008, the aggregate fair value is a payable of $1,199.5 million (31 December 2007: $880.7 million). An increment of 0.5% in the market rate would result in a decrease in interest expense of $157.7 million (31 December 2007: $105.4 million). A decrement of 0.5% in the market rate would result in an increase in interest expense of $163.5 million (31 December 2007: $109.6 million). The increment or decrement in interest expense is proportional to the increase or decrease in interest rates.

All fixed rate debt is carried at amortised cost, therefore gains or losses arising from changes in fair value have not been recorded in these financial statements. The decease in fair value for the year ended 31 December 2008 was $1,417.4 million (31 December 2007: $14.7 million). The difference between the carrying value and fair value of fixed rate debt at 31 December 2008 is a receivable of $1,409.8 million (31 December 2007: payable of $7.6 million). An increment of 0.5% in the market rate would result in a decrease in fair value of $178.7 million (31 December 2007: $144.5 million). A decrement of 0.5% in the market rate would result in an increase in fair value of $184.2 million (31 December 2007: $149.3 million). The increment or decrement in fair value is proportional to the increase or decrease in interest rates.

NOTE 33 EXCHANGE RATE RISK MANAGEMENT

The Group is exposed to exchange rate risk on its foreign currency earnings, its distribution, its foreign currency denominated shopping centre assets and other assets. The Group manages these exposures by entering into foreign currency derivative instruments and by borrowing in foreign currencies.

Summary of foreign exchange balance sheet positions at balance date

The Group's foreign exchange exposures at reporting date together with the foreign exchange risk management transactions which have been entered into to manage those exposures are as follows:

	Note	Consolidated **31 Dec 08** **million**	 31 Dec 07 million
Foreign Currency Net Investments			
The Group had floating currency exposure, after taking into account the effect of foreign exchange derivatives, at reporting date of:			
US$ net assets		**US$13,554.0**	US$13,699.5
US$ borrowings		**US$(8,070.2)**	US$(6,540.3)
US$ cross currency swaps	33(i)	**US$(1,845.1)**	US$(1,985.1)
US$ currency swaps	33(ii)	**–**	US$(521.0)
US$ denominated net assets		**US$3,638.7**	US$4,653.1

An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in a charge to the foreign currency translation reserve of $356.6 million (31 December 2007 – 0.8785 to 0.9285: $317.2 million) and a gain to the income statement of nil (31 December 2007: $31.9 million). A decrement of 5 cents in the market rate for US$ would result in an increase to the foreign currency translation reserve of $412.4 million (31 December 2007: $355.4 million) and an expense to the income statement of nil (31 December 2007: $35.8 million). The increment or decrement to the foreign currency translation reserve and the income statement is proportional to the increase or decrease in exchange rates, and are on a pre-tax basis.

NOTE 33 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(i) Net investment hedges of the Group's foreign currency assets and liabilities

The following table details the cross currency swaps outstanding at reporting date. These contracts have been designated and qualify as hedges of net investment of foreign operations.

Cross currency swaps contracted as at the reporting date and outstanding at	Weighted average exchange rate **31 Dec 08**	31 Dec 07	Amount (payable)/receivable **31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
US$						
Contracts to receive A$ and pay US$						
31 December 2007	–	0.7488	–	–	A$2,003.1	US$(1,500.0)
31 December 2008	**0.7479**	0.7479	**A$1,818.4**	**US$(1,360.0)**	A$1,818.4	US$(1,360.0)
31 December 2009	**0.7479**	0.7479	**A$1,818.4**	**US$(1,360.0)**	A$1,818.4	US$(1,360.0)
31 December 2010	**0.7461**	0.7461	**A$737.2**	**US$(550.0)**	A$737.2	US$(550.0)
31 December 2011	**0.7461**	0.7461	**A$737.2**	**US$(550.0)**	A$737.2	US$(550.0)
31 December 2012	**0.7461**	0.7461	**A$737.2**	**US$(550.0)**	A$737.2	US$(550.0)
31 December 2013	**0.7461**	0.7461	**A$737.2**	**US$(550.0)**	A$737.2	US$(550.0)
Contracts to receive € (i) and pay US$						
31 December 2007	–	1.2128	–	–	€400.0	US$(485.1)
31 December 2008	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2009	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2010	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)
31 December 2011	**1.2128**	1.2128	**€400.0**	**US$(485.1)**	€400.0	US$(485.1)

(i) The receive € exposure is matched with a pay € exposure in the income statement.

These cross currency swaps are effective net investment hedges and recorded directly in the foreign currency translation reserve. The loss for the year ended 31 December 2008 was $476.9 million (31 December 2007: loss of $201.3 million). At 31 December 2008, the aggregate fair value is a payable of $46.3 million (31 December 2007: receivable of $413.8 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in an increase to the foreign currency translation reserve of $180.8 million (31 December 2007 - 0.8785 to 0.9285: $121.7 million). A decrement of 5 cents in the market rate for US$ would result in a charge to the foreign currency translation reserve of $209.1 million (31 December 2007: $136.4 million). The increment or decrement to the foreign currency translation reserve is proportional to the increase or decrease in exchange rates and are on a pre-tax basis.

(ii) Other foreign currency derivatives in respect of the Group's foreign currency assets and liabilities

The following table details the other financial derivatives in respect of the Group's foreign currency assets and liabilities outstanding at reporting date. These contracts do not qualify as hedges of net investments of foreign operations.

Foreign currency derivatives contracted as at the reporting date and outstanding at	Weighted average exchange rate **31 Dec 08**	31 Dec 07	Amount (payable)/receivable **31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
US$						
Contracts to exchange US$ and A$						
31 December 2008	–	0.8904	–	–	A$585.1	US$(521.0)

At 31 December 2008, none of the above described foreign currency derivatives qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The gain for the year ended 31 December 2008 was $7.8 million (31 December 2007: gain of $6.4 million). The aggregate fair value of other foreign currency derivatives at 31 December 2008 is nil (31 December 2007: payable of $7.8 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in no movement to the income statement (31 December 2007: gain of $31.9 million). A decrement of 5 cents in the market rate for US$ would result in no movement to the income statement (31 December 2007: loss of $35.8 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

82-35029

NOTE 33 EXCHANGE RATE RISK MANAGEMENT (CONTINUED)

(iii) Forward exchange derivatives to hedge the Group's foreign currency earnings

These derivatives manage the impact of exchange rate movements on the Group's foreign currency denominated earnings and the Group's distribution.

The following table details the forward exchange contracts outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's distribution and are ineffective hedges for accounting purposes.

Forward exchange contracts contracted as at the reporting date and maturing during the year ended	Weighted average exchange rate **31 Dec 08**	31 Dec 07	Amount (payable)/receivable **31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
US$						
Contracts to buy A$ and sell US$						
31 December 2008	**-**	0.6633	**-**	**-**	A$309.5	US$(205.3)
31 December 2009	**0.7102**	0.7102	**A$292.9**	**US$(208.0)**	A$292.9	US$(208.0)
	0.9079	–	**A$(145.3)**	**US$131.9**	–	–
31 December 2010	**0.7270**	0.7270	**A$228.7**	**US$(166.3)**	A$228.7	US$(166.3)
	0.8745	–	**A$(85.2)**	**US$74.5**	–	–
31 December 2011	**0.7765**	0.7716	**A$186.1**	**US$(144.5)**	A$175.0	US$(135.0)
31 December 2012	**0.8064**	0.7986	**A$242.4**	**US$(195.5)**	A$75.1	US$(60.0)
31 December 2013	**0.8136**	–	**A$197.3**	**US$(160.5)**	–	–

At 31 December 2008, none of the above described forward exchange contracts qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2008 was $277.7 million (31 December 2007: $19.8 million). The aggregate fair value of foreign exchange contracts at 31 December 2008 is a payable of $76.8 million (31 December 2007: receivable of $200.9 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in a gain to the income statement of $68.3 million (31 December 2007: $48.4 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $79.7 million (31 December 2007: $54.6 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

(iv) Cross currency interest rate swaps to hedge the Group's foreign currency earnings

The Group has entered into the following foreign currency derivative financial instruments to sell US$ and purchase A$ at floating interest rates on notional principals at fixed exchange rates.

The following table details the cross currency interest rate swaps outstanding at reporting date. These mitigate the impact of exchange rate movements on the Group's earnings and are ineffective hedges for accounting purposes.

	Weighted average exchange rate **31 Dec 08**	31 Dec 07	Amount (payable)/receivable **31 Dec 08 million**	**31 Dec 08 million**	31 Dec 07 million	31 Dec 07 million
Contracts to receive A$ and pay US$						
31 December 2007	**-**	0.7162	**-**	**-**	A$4,872.8	US$(3,490.0)
31 December 2008	**0.7162**	0.7162	**A$4,872.8**	**US$(3,490.0)**	A$4,872.8	US$(3,490.0)
31 December 2009	**0.7171**	0.7171	**A$4,030.3**	**US$(2,890.0)**	A$4,030.3	US$(2,890.0)
31 December 2010	**0.7171**	0.7171	**A$3,437.2**	**US$(2,465.0)**	A$3,437.2	US$(2,465.0)
31 December 2011	**0.7171**	0.7171	**A$2,949.4**	**US$(2,115.0)**	A$2,949.4	US$(2,115.0)
31 December 2012	**0.7158**	0.7158	**A$1,983.9**	**US$(1,420.0)**	A$1,983.9	US$(1,420.0)
31 December 2013	**0.7158**	0.7138	**A$1,064.7**	**US$(760.0)**	A$1,064.7	US$(760.0)

At 31 December 2008, none of the above described cross currency swaps qualify for hedge accounting and gains or losses arising from changes in fair value have been reflected in the income statement. The loss for the year ended 31 December 2008 was $362.9 million (31 December 2007: gain of $624.3 million). At 31 December 2008 the aggregate fair value is a receivable of $261.4 million (31 December 2007: $624.3 million). An increment of 5 cents in the market rate for US$ (0.6897 to 0.7397) would result in a gain to the income statement of $19.4 million (31 December 2007: $33.5 million). A decrement of 5 cents in the market rate for US$ would result in a loss to the income statement of $22.4 million (31 December 2007: $37.5 million). The increment or decrement to the income statement is proportional to the increase or decrease in exchange rates.

NOTE 34 CREDIT AND LIQUIDITY RISK MANAGEMENT

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group, after allowing for appropriate set offs which are legally enforceable. A maximum credit limit is allocated to each counterparty based on its credit rating. The counterparty credit risk associated with investment instruments is assessed based on its outstanding face value.

At 31 December 2008, the aggregate credit risk in respect of derivative financial instruments is $1,126.5 million (31 December 2007: $1,149.8 million). In accordance with Group policy, credit risk is spread among a number of creditworthy counterparties within specified limits.
The Group had 57% of its aggregate credit risk spread over four counterparties each with an S&P long term rating of A+ or higher. The remainder is spread over counterparties each with less than 10% of the aggregate credit risk and with an S&P long term rating of A or higher.

The Group undertakes active liquidity and funding risk management to enable it to have sufficient funds available to meet its financial obligations as and when they fall due, working capital and expected committed capital expenditure requirements. The Group prepares and monitors rolling forecasts of liquidity requirements on the basis of expected cash flow.

Interest bearing liabilities, and funding facilities and their maturity profiles are set out in Note 17.

NOTE 35 FINANCIAL RISK - PARENT ENTITY

The Parent Entity's principal financial instruments comprise cash, receivables, payables, interest bearing liabilities, other financial liabilities, and investments in subsidiaries.

As a member of the Group, the Parent Entity is covered under the same policies and procedures outlined above. Refer to Note 31 for the management of the Group's key financial risks.

The Parent Entity is exposed to interest and foreign exchange risk on loans, investments in subsidiaries, interest and foreign currency derivative financial instruments. These risks are managed on a Group basis (refer to Notes 32 and 33).

(i) InterGroup Loans payable and receivable

Where the Parent Entity undertakes a borrowing or investment in a foreign currency the exchange risk is mitigated by the Parent Entity entering into an equal and opposite deal with a controlled entity. Hence the foreign exchange and interest exposure in the original transaction is substantially mitigated.

(ii) Investments in Subsidiaries

Investments in subsidiaries are designated as available for sale financial assets and are recorded at fair value. The investment in subsidiaries is revalued at each balance date to reflect the Parent Entity's proportionate interest in the underlying net asset value of the controlled entities. This is considered to approximate fair value. The revaluation increments and decrements are recorded through asset revaluation reserve.

The Parent Entity is exposed to foreign exchange translation risk on its investments in subsidiaries which are denominated in foreign currencies, when assessing recoverable amount. The Parent Entity hedges these items in its own financial statements, and these activities are carried out on a Group basis.

NOTE 36 INTEREST BEARING LIABILITIES, INTEREST AND DERIVATIVE CASH FLOW MATURITY PROFILE

	Consolidated		Parent Entity	
	Cash Outflows / (Cash Inflows)			
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Maturity profile of the principal amounts of current and non current interest bearing liabilities (refer Note 17) together with the aggregate future estimated interest thereon, and the estimated impact of contracted interest and currency derivative cash flows is set out below:				
Due within one year	**1,367.3**	546.9	**72.2**	(99.4)
Due between one and five years	**7,396.8**	4,131.8	**237.1**	(230.3)
Due after five years	**7,361.5**	4,367.8	**–**	(111.1)
	16,125.6	9,046.5	**309.3**	(440.8)

NOTE 37 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison by category of carrying amounts and fair values of all the Group's financial instruments.

	Fair value		Carrying amount	
	31 Dec 08 $million	31 Dec 07 $million	**31 Dec 08 $million**	31 Dec 07 $million
Consolidated assets				
Cash and cash equivalents	**1.8**	79.5	**1.8**	79.5
Trade receivables [ii]	**25.6**	36.0	**25.6**	36.0
Receivables	**1,005.9**	668.9	**1,005.9**	668.9
Derivative assets	**1,126.5**	1,275.3	**1,126.5**	1,275.3
Consolidated liabilities				
Payables [i]	**774.0**	700.0	**774.0**	700.0
Interest bearing liabilities				
– Fixed rate debt	**9,095.8**	7,077.8	**10,505.6**	7,070.2
– Floating rate debt	**2,009.4**	1,135.1	**2,014.6**	1,135.1
Other financial liabilities	**1,827.9**	3,059.5	**1,827.9**	3,059.5
Derivative liabilities	**2,187.7**	924.8	**2,187.7**	924.8
Parent Entity assets				
Cash and cash equivalents	**1.8**	4.4	**1.8**	4.4
Receivables	**1,082.9**	1,370.5	**1,082.9**	1,370.5
Derivative assets	**817.2**	1,153.3	**817.2**	1,153.3
Parent Entity liabilities				
Payables [i]	**50.1**	60.9	**50.1**	60.9
Interest bearing liabilities	**–**	90.0	**–**	90.0
Derivative liabilities	**1,107.9**	592.3	**1,107.9**	592.3

[i] These financial assets and liabilities are not subject to interest rate risk.

[ii] The carrying value of equity accounted financial assets and liabilities exceeded the net fair value amount by $18.9 million (31 December 2007: $48.7 million)

NOTE 38 AUDITOR'S REMUNERATION

	Consolidated	
	31 Dec 08 $000	31 Dec 07 $000
Amounts received or due and receivable by the auditors of the Parent Entity for:		
– Audit or review of the financial reports	**341**	401
	341	401
Amounts received or due and receivable by Affiliates of the auditors of the Parent Entity for:		
– Audit or review of the financial reports	**2,342**	2,666
– Assurance and compliance services	**-**	138
– Taxation advice and compliance	**307**	541
	2,649	3,345
	2,990	3,746

NOTE 39 RELATED PARTY DISCLOSURES

Information required to be disclosed concerning relationships, transactions and balances with related parties of the Group is set out in this Note unless disclosed elsewhere in this financial report.

The Group forms part of the Westfield Group and the related party disclosures for the Westfield Group have the same applicability to the Group. As such while the related party disclosures below make reference to the Westfield Group, they also relate to the Group.

(a) Nature of relationship with related parties

(i) Consolidated

Key Management Personnel of the entity

Details of key management personnel are disclosed in Note 40.

Other Related Parties

LFG Holdings Pty Limited, its related entities and other entities controlled by members of the Lowy family ('LFG') are considered to be related parties of the Westfield Group. This is due to LFG being under the control or significant influence of certain Directors of the Westfield Group, being Mr Frank Lowy, Mr David Lowy, Mr Steven Lowy and Mr Peter Lowy.

The Lowy Institute for International Policy is considered to be a related party of the Westfield Group. This is due to this entity being under the control or significant influence of certain Directors of the Westfield Group, being Mr Frank Lowy, Mr Steven Lowy or Mr Peter Lowy.

(ii) Parent Entity

Subsidiaries

Details of Parent Entity interests in subsidiaries are disclosed in Note 42.

Key Management Personnel

Details of Key Management Personnel are disclosed in Note 40.

Other Related Parties

The related parties noted under the consolidated description above are also related parties of the Parent Entity.

(b) Transactions and their terms and conditions with related parties

(i) Consolidated

Transactions with Key Management Personnel of the entity

Remuneration of Key Management Personnel is disclosed in Note 40.

The Westfield Group owns two aircraft for business use by its executives. One is located in Australia and the other is located in the United States. From time to time, LFG, Mr Peter Lowy, Mr David Lowy and Mr Steven Lowy hire the aircraft (when the aircraft is not required for business use) and are charged for such usage by the Westfield Group. The rate used for determining the amounts charged was reviewed by an independent expert and determined to be an arm's length rate. Amounts charged to LFG and these Directors totalled $71,876 (31 December 2007: $829,906) during the period, and were payable on seven day terms.

NOTE 39 RELATED PARTY DISCLOSURES (CONTINUED)

(b) Transactions and their terms and conditions with related parties (continued)

(i) Consolidated (continued)

Other Related Parties

The Westfield Group and LFG have entered into arrangements regarding the Westfield Group's business use of LFG aircraft and related expenditure. These arrangements are on arm's length terms and were reviewed by an independent expert. Details of these arrangements are as follows:

- The Westfield Group entered into arrangements regarding the use of aircraft owned by LFG. The charges for these aircraft were on normal arm's length rates. During the period the Westfield Group incurred costs amounting to $1,655,046 (31 December 2007: $1,125,811) in relation to the use of these aircraft. Amounts charged are payable on 30 day terms.
- The Westfield Group has aircraft operation, maintenance, crew sharing, and hangar facility agreements with LFG. The agreements enable the parties to, where possible, cooperate with each other with a view to enhancing the economy of operation of their respective aircraft through their combined resources and purchasing power, including in relation to the cost of fuel, parts, maintenance, landing, engineering, insurance and aircrew services. During the period the Westfield Group charged LFG $395,226 (31 December 2007: $540,117) in relation to the provision of aircrew, maintenance, and hangar facility, which are payable on seven day terms. Also during the period, the Westfield Group was charged $284,747 (31 December 2007: $389,104) for use of aircraft crew employed by LFG, which are payable on 30 day terms.

LFG currently subleases premises from the Westfield Group. During the period $317,005 (31 December 2007: $299,356) was charged to LFG covering rental and outgoings with respect to these leases. The leases are on arm's length terms and conditions. Rental is charged monthly and payable on seven day terms.

During the period the Westfield Group paid amounts totalling $18,134 (31 December 2007: $29,885) for rental accommodation owned by LFG.

During the period the Westfield Group charged LFG $141,300 (31 December 2007: $99,936) for service costs in relation to the provision of communication services.

During the period the Westfield Group provided telecommunication and security services to certain Executive Directors necessary for them to fulfil their responsibilities.

At year end the following amounts were recorded in the Westfield Group's balance sheet as receivable with the following related parties:

Nature	Type	**2008**	2007
Owing from LFG	Current receivable	**nil**	$1,509

No provision for doubtful debts has been recognised or bad debts incurred with respect to amounts payable or receivable from related parties during the period.

The Responsible Entity, a subsidiary of WHL, is considered to be a related party of the Group.

WAT, WT and WHL transacted on normal commercial terms as stapled entities with respect to the following:

a) Manager's service charges;

b) Reimbursement of expenses;

c) Construction contracts; and

d) Loans and financial derivatives.

The Responsible Entity management fee for the year ended 31 December 2008 was $1.9 million (31 December 2007: $2.7 million) of which no amount (31 December 2007: $1.3 million) was payable at 31 December 2008.

During the year a subsidiary of WHL paid to WAT $1.1 million in respect of an adjustment to previous years' corporate service fees and licence fees (31 December 2007: $7.5 million) of which $6.9 was receivable at 31 December 2008 (31 December 2007: $nil).

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NOTE 39 RELATED PARTY DISCLOSURES (CONTINUED)

(b) Transactions and their terms and conditions with related parties (continued)

(i) Consolidated (continued)

During 2007 WAT purchased an aircraft from Westfield Group for $49.5 million.

Cross currency swaps with WT

WAT and WT entered into two cross currency swaps on 3 November 2004 and one cross currency swap on 18 January 2005. The terms, interest and principal amounts are as follows:

(i) WAT pays to WT, on a semi–annual basis, a commercial fixed rate on a principal of US$600.0 million in exchange for WT paying to WAT, on a semi–annual basis, a commercial fixed rate on a principal of A$804.2 million. The maturity date of this instrument is 15 November 2010;

(ii) WAT pays to WT, on a semi–annual basis, a commercial fixed rate on a principal of US$550.0 million in exchange for WT paying to WAT, on a semi–annual basis, a commercial fixed rate on a principal of A$737.2 million. The maturity date of this instrument is 15 November 2014: and

(iii) WAT pays to WT, on a quarterly basis, floating rate on a principal of US$210.0 million in exchange for WT paying to WAT, on a quarterly basis, floating rate on a principal of A$277.0 million. The maturity date of this instrument is 5 February 2010.

The interest income for the year in respect of cross currency swaps with WT is $48.1 million (31 December 2007: $44.7 million).

Interest rate swaps with WT

WAT and WT entered into an A$ interest rate swap on 13 December 2004 for the value of $200.0 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of July 2006 and continues until February 2015.

WAT and WT entered into an A$ interest rate swap on 13 July 2007 for the value of $500.0 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of August 2016 and continues until September 2016.

WAT and WT entered into an A$ interest rate swap on 13 July 2007 for the value of $350.0 million. WAT pays, on a quarterly basis, a commercial floating rate to WT and receives from WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of November 2013 and continues until August 2015.

WAT and WT entered into an A$ interest rate swap on 26 November 2008 for the value of $200 million. WAT receives, on a quarterly basis, a commercial floating rate from WT and pays to WT, on a quarterly basis, a commercial fixed rate. The interest rate swap has a start date of April 2009 and continues until August 2011.

Loan to WT

During the year, WAT advanced loans to WT. The balance of these loans at year end is $893.3 million receivable (31 December 2007: $394.3 million) with accrued interest of $4.2 million receivable (31 December 2007: $3.7 million). Interest accrues on this loan on a quarterly basis based on a floating rate. The interest income for the year in respect of the loan to WT is $37.4 million (31 December 2007: $30.8 million).

Loan from WT

WT issued a promissory note to WAT in 2007. The balance of this note at year end is nil (31 December 2007: payable of US$586.0 million). The interest expense for the year in respect of the loan from WT is $1.7 million (31 December 2007: $8.5 million).

(ii) Parent Entity

Investments held in subsidiaries are disclosed in Note 42.

Included in the operating result of the Parent Entity is dividend income of $340.4 million (31 December 2007: $450.0 million) received from subsidiary companies.

Included in the operating result of the Parent Entity is management fee expenses of $1.9 million (31 December 2007: $2.7 million) paid to a subsidiary of WHL.

Included in the operating results of the Parent Entity is a net interest income of $92.0 million (31 December 2007: $94.7 million) relating to loans to WEA and WT and interest on cross currency swaps with WT.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL

The Group forms part of the Westfield Group. The Responsible Entity does not have any employees. Key Management Personnel of the Group are paid by the Group and related entities within the Westfield Group.

As the Group forms part of the Westfield Group the discussion under this note relates to the Group and the Westfield Group's remuneration policies and practices.

1. Remuneration Committee

1.1 Role of the Committee

The Westfield Group's remuneration arrangements are overseen by the Remuneration Committee. The Committee's activities are governed by its Charter, a copy of which is available on the Westfield Group's website, www.westfield.com.

The responsibilities of the Remuneration Committee include:

- determining and reviewing remuneration policies to apply to members of the Board and to executives within the Westfield Group;
- determining the specific remuneration packages for Executive Directors and key members of the senior executive team (including base pay, incentive payments, equity linked plan participation and other contractual benefits);
- reviewing contractual rights of termination for members of the senior executive team;
- reviewing the appropriateness of the Westfield Group's succession planning policies;
- reviewing policy for participation by senior executives in equity linked plans;
- reviewing management's recommendations of the total proposed awards to be issued under each equity linked plan; and
- administering the equity linked plans as required in accordance with the rules of the plans.

1.2 Membership and meetings

The current members of the Remuneration Committee are:

Name	Position held	Status
Frederick G Hilmer AO	Chairman	Independent Director
Roy L Furman	Member	Independent Director
David M Gonski AC	Member	Independent Director

The Remuneration Committee met three times in the Financial Year. All members of the Remuneration Committee attended all meetings.

2 Remuneration of Non-Executive Directors

2.1 Policy

The remuneration of the Non-Executive Directors is determined by the Board (within the limits set by members), acting on recommendations made by the Remuneration Committee. The objective of the Remuneration Committee in making its recommendations is to attract, retain and properly motivate Non-Executive Directors who will, through their contribution to the Board, work towards creating sustainable value for members and other stakeholders.

In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in Non-Executive director remuneration. In arriving at recommendations, the advisers consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Non-Executive Directors.

The Westfield Group's remuneration of the Non-Executive Directors is straightforward. Non-Executive Directors are paid fees for service on the Board and its Committees as detailed in this note and are reimbursed for out of pocket expenses. No other bonuses or benefits are paid either during the tenure of a Non-Executive Director or on retirement. Non-Executive Directors do not participate in any of the Westfield Group's incentive plans. None of the Non-Executive Directors were paid an amount before they took office as consideration for agreeing to hold office.

Non-Executive Director remuneration comprises a base fee (which is inclusive of superannuation guarantee contributions), a committee attendance fee and, where relevant, an additional fee for deputy chair of the Board and for committee chair.

The aggregate pool available for payment of fees to Non-Executive Directors of the Westfield Group is currently a maximum of $2.5 million. That amount was approved by members at the Annual General Meeting of the Westfield Group held on 23 May 2008.

The fees paid to the Non-Executive Directors in the Financial Year are set out in section 2.2. For 2009, on the recommendation of the Remuneration Committee, the Board has determined that Non-Executive Directors' remuneration will not be increased. This also applies to the Deputy Chairman's loading and all committee fees.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2 Remuneration of Non-Executive Directors (continued)

2.2 Remuneration of Non-Executive Directors

The table below sets out the remuneration for the Non-Executive Directors for the Financial Year.

Name	Year	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
D H Lowy AM	**2008**	**175,000**	**30,000**	**–**	**24,000**	**–**	**–**	**–**	**229,000**
	2007	150,000	30,000	–	24,000	–	–	–	204,000
R L Furman	**2008**	**175,000**	**–**	**–**	**–**	**–**	**12,000**	**–**	**187,000**
	2007	150,000	–	–	–	–	12,000	–	162,000
D M Gonski AC	**2008**	**175,000**	**–**	**20,000**	**–**	**6,000**	**12,000**	**–**	**213,000**
	2007	150,000	–	20,000	–	6,000	12,000		188,000
F G Hilmer AO	**2008**	**175,000**	**–**	**30,000**	**–**	**–**	**18,000**	**–**	**223,000**
	2007	150,000	9,144	30,000	–	–	18,000	–	207,144
P H Goldsmith QC PC [1]	**2008**	**60,051**	**–**	**–**	**–**	**–**	**–**	**–**	**60,051**
	2007	–	–	–	–	–	–	–	–
S P Johns	**2008**	**175,000**	**–**	**20,000**	**18,000**	**–**	**–**	**420,000** [2]	**633,000**
	2007	150,000	–	20,000	18,000	–	–	420,000	608,000
J McFarlane [3]	**2008**	**148,077**	**–**	**–**	**–**	**–**	**–**	**–**	**148,077**
	2007	–	–	–	–	–	–	–	–
J Sloan [4]	**2008**	**148,077**	**–**	**–**	**–**	**–**	**–**	**–**	**148,077**
	2007	–	–	–	–	–	–	–	–
G H Weiss	**2008**	**175,000**	**–**	**–**	**18,000**	**–**	**–**	**–**	**193,000**
	2007	150,000	–	–	18,000	–	–	–	168,000
C M Zampatti AM	**2008**	**175,000**	**–**	**–**	**–**	**6,000**	**–**	**–**	**181,000**
	2007	150,000	–	–	–	6,000	–	–	156,000

[1] Lord (Peter) Goldsmith joined the Board on 28 August 2008.

[2] Following Mr Johns retirement as an Executive Director in October 2003, Mr Johns has continued to provide consultancy services in relation to special projects (including major acquisitions) and other corporate finance, treasury and investor relations issues. These consultancy arrangements expired with effect from 31 December 2008.

[3] Mr McFarlane joined the Board on 26 February 2008. Accordingly, there are no comparative figures for 2007.

[4] Professor Sloan joined the Board on 26 February 2008. Accordingly, there are no comparative figures for 2007.

The table below sets out the remuneration for the Non-Executive Directors who retired during the Financial Year or 2007.

Name	Year	Base Fee $	Deputy Chair Fee $	Audit & Compliance Committee $	Board Risk Management Committee $	Nomination Committee $	Remuneration Committee $	Consultancy Fees $	Total $
J Studdy [1]	**2008**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2007	50,687	–	6,758	–	–	–	–	57,445
F Vincent [2]	**2008**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	2007	50,687	–	–	–	–	–	–	50,687
D R Wills AO [3]	**2008**	**69,231**	**–**	**–**	**–**	**2,373**	**–**	**–**	**71,604**
	2007	150,000	–	–	–	6,000	–	–	156,000

[1] Mr Studdy retired from the Board on 2 May 2007. Although no fees were paid during the Financial Year, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Studdy.

[2] Mr Vincent retired from the Board on 2 May 2007. Although no fees were paid during the Financial Year, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Vincent.

[3] Mr Wills retired from the Board on 23 May 2008. The amounts paid are for the period 1 January 2008 to 23 May 2008.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

2 Remuneration of Non-Executive Directors (continued)

2.3 Other entitlements

Short term employee benefits
Cash salary and fees paid to the Non-Executive Directors are disclosed in the table in section 2.2.

Non-Executive Directors are not entitled to:

- short-term compensated absences;
- short-term cash profit sharing or other cash or performance related bonuses; or
- non-monetary or other short-term employee benefits.

Post-employment benefits
Non-Executive Directors are not entitled to:

- superannuation entitlements other than entitlements arising from contributions deducted from the base fees paid to Non-Executive Directors as required by law; or
- any other post-employment benefit.

Other long-term employee benefits
Non-Executive Directors are not paid and have no entitlement to any long term employee benefits.

Termination benefits
Non-Executive Directors are not entitled to any payment on termination other than the balance of outstanding fees.

Share based payments
Non-Executive Directors do not participate in the Westfield Group's equity linked incentive plans and are not entitled to share based compensation.

2.4 Board changes

Mr Dean Wills retired as a Director as of 23 May 2008.

Professor Judith Sloan and Mr John McFarlane joined the Board on 26 February 2008. They were elected by members at the Annual General Meeting held on 23 May 2008.

Lord (Peter) Goldsmith QC PC joined the Board on 28 August 2008. In accordance with the constitution of Westfield Holdings Limited ("WHL"), Lord Goldsmith will seek election as a Director at the Annual General Meeting of WHL to be held on 6 May 2009.

As announced recently to the ASX, Ms Carla Zampatti has advised the Board that, as a Director who is required to retire by rotation at the Annual General Meeting in 2009, she does not intend to stand for re-election at that meeting.

The Board has endorsed the candidacy of Mr Brian Schwartz AM as a Non-Executive Director. Mr Schwartz will seek election as a Director at the Annual General Meeting of WHL to be held on 6 May 2009. Full details regarding the candidacy of Mr Schwartz are included in the Notice of Meeting for the Annual General Meeting.

3 Remuneration of the senior executive team

3.1 Policy and environment

The Charter for the Remuneration Committee, as adopted by the Board, requires that the Westfield Group adopt policies and procedures which:

- properly motivate and reward executives having regard to the overall performance of the Westfield Group, the performance of the executive measured against pre-determined objectives and the external compensation environment;
- enable the Westfield Group to attract and retain key executives who will create sustainable value for members and other stakeholders; and
- appropriately align the interests of executives with members.

In implementing its remuneration policies and procedures, the Westfield Group seeks to comply with applicable legal requirements and appropriate standards of governance.

The Westfield Group's current remuneration structure combines base salary with short term cash incentives and medium to long term equity linked incentives. The Westfield Group has sought to ensure that all elements of its executive remuneration remain competitive on a global basis.

In this note, reference to the Westfield Group's equity linked incentive plans are to the Executive Deferred Award Plan ("EDA Plan"), the Partnership Incentive Plan ("PIP Plan"), the Executive Performance Rights Plan ("EPR Plan") and the Partnership Incentive Rights Plan ("PIR Plan"), collectively referred to as the Plans.

The total remuneration package of each executive is designed to ensure an appropriate mix of base salary with short and medium to long term incentives. The Remuneration Committee considers that this structure places an appropriate premium on performance and helps reinforce the alignment between the interests of executives and stakeholders in the Westfield Group.

The Westfield Group's remuneration practices are regularly benchmarked against its competitors in all markets. This extends beyond salary and short-term performance bonuses to the Westfield Group's equity linked incentive schemes which are an important part of the package used by the Westfield Group to attract, incentivise and retain executives.

In reviewing the remuneration policies and practices in the Financial Year against the specific remuneration objectives of the Westfield Group, the following general observations were made by the Remuneration Committee.

Performance

The senior executive team continued to perform strongly in the Financial Year, particularly having regard to the difficult market conditions which prevailed throughout the year. Westfield's executive management is widely regarded as a dedicated, highly competent and committed team. That reputation is frequently acknowledged by the Westfield Group's members as well as market analysts and commentators.

The specific achievements of the Westfield Group are discussed in more detail in the Chairman's Review and the Westfield Group Managing Directors' Review in the Westfield Group's Annual Report. As noted in the Reviews, the Westfield Group achieved its major operating targets for the Financial Year including the full year forecast distribution of $1.065 which was first announced to the market as the Group's target in February 2008.

The size and scope of the Westfield Group's business and the philosophy of intensive management of the Westfield Group's business mean that the management team faces challenges which demand highly skilled and committed executives.

These executives must also be capable of supporting, and transferring skills to, the Westfield Group's business in various locations around the world. In recent years, the continued expansion of the Westfield Group's business has placed additional pressure on the Westfield Group's human resources. Executives from Australia/New Zealand and the United States have been relocated to other countries to bolster resources and to ensure that there is an appropriate transfer of operating culture and knowledge from the more established countries in which the Westfield Group operates. This process continued during the Financial Year.

Retention

The Committee regards the ability of the Westfield Group to achieve continuity within the executive team as a significant continuing objective. Given the size, geographic spread and complexity of the Westfield Group's business, that continuity is considered to be vital to the continued success of the business.

In the Financial Year, for the first time in a number of years, there was an easing in the global demand and competition for skilled executives in most areas of the Westfield Group's business. As a consequence, the pressure to increase remuneration (including the grant of "retention awards" under the equity linked incentive plans) in order to retain our executive team has eased due to declining global demand in a wide range of job types. This significant change in the commercial environment is reflected in a number of the specific remuneration policies for 2008/2009 which are discussed in section 3.2.

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NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3 Remuneration of the senior executive team (continued)

3.1 Policy and environment (continued)

Alignment

As noted above, it is the objective of the Westfield Group to appropriately align executive remuneration with the interests of members.

That alignment is achieved in a number of ways including:

- through the application of appropriate performance criteria in the short term variable bonus system; and
- through the participation by the executive team in the Westfield Group's equity linked incentive plans.

Broadly, as executives gain seniority in the Westfield Group, the balance of the mix between salary, short term variable bonus and participation in equity linked incentives moves to a higher proportion of variable cash remuneration (as opposed to fixed salary) and equity linked rewards (rather than cash payments). These elements of executive remuneration are considered to be "at risk" as they are dependent on the performance of the relevant executive and/or the performance of the Westfield Group.

As explained in detail in section 4.2, the Westfield Group's short term variable bonus scheme rewards executives for performance against financial and non financial objectives which are considered to be in the interests of the Westfield Group and its members.

As regards the Westfield Group's equity linked incentive plans, the alignment of interests with members is created in a number of ways:

a. in the case of the PIP and PIRP Plans, being the plans in which the most senior executives in the Westfield Group participate, through the performance hurdles which are established for each Qualifying Year (see section 3.3) and which focus on the fundamentals of the Westfield Group's business and on the performance of the executive team in meeting the operational, development and corporate targets set by the Board. The Board is of the view that if the management team maintains its focus on these fundamentals, members will be rewarded, over time, by superior performance (see section 3.3);
b. through the three to five year vesting periods which are imposed under the Westfield Group's Plans (see section 4.3). By requiring executives to serve lengthy periods with the Westfield Group in order to achieve vesting, the Westfield Group is better able to achieve its retention objectives. Consequently, the practice of paying disproportionate cash bonuses for achieving short term objectives (with questionable long term benefits) is avoided; and
c. the value of awards made to executives under each of the Westfield Group's equity linked plans mirrors, in all respects, the performance of the Westfield Group's securities on the ASX. As a consequence of the declining equity markets which have impacted property securities globally (including the Westfield Group), the value of unvested awards which will be received by executives participating in the Plans has reduced significantly. By way of example, the reduction in total remuneration of our senior executive team as a consequence of security price movements in 2008 is evident from the remuneration summaries for the Key Management Personnel as set out in section 7.2.

3.2 Specific remuneration policies for 2008/2009

Having regard to the current remuneration environment, the Remuneration Committee and the Board have set the following policies in relation to the remuneration of the Board and the senior executive team in 2008/09:

- there has been no increase in the fees payable to Non-Executive Directors in 2009;
- with two exceptions arising as a consequence of promotions, there have been no base salary increases for the senior executive team in 2009;
- the aggregate increase for other executives and staff for 2009 has been capped at 4% per annum (to reflect increases in the cost of living);
- other than the exceptions noted above, the total target remuneration (including short term bonuses and equity linked incentives) for the senior executive team in 2009 has been capped at the same level as 2008. Of course, the actual remuneration to be paid in respect of the 2009 financial year will be determined at the end of the year following a full review of the performance of the Westfield Group; and
- in almost all cases for the senior executive team, the short term variable bonuses paid to executives for 2008 were at, or below, the same level as were paid in 2007.

3.3 Review of equity linked incentive plans for 2008

In 2004, the Westfield Group introduced two new equity linked incentive plans – the EDA and the PIP Plans. Following changes to Australian tax laws in 2007, during the Financial Year, the Westfield Group introduced two new performance rights plans which function in the same manner as the EDA and PIP Plans except that entitlements are satisfied by the issue or transfer of a Westfield Group security to the plan participants (as opposed to payment of a cash amount). The operation of each of these plans is described in greater detail in section 4.3.

Awards made under the EDA Plan are generally in the nature of a deferral (for a period of three years) of a part of the remuneration payable to an executive in respect of the performance of that executive in a financial year.

Equally, the PIP Plan (see section 4.3) is intended to reward strong performance by the executive team (measured against performance hurdles set in respect of the year in which the hurdles apply, known as the Qualifying Year) and to provide an incentive for executives to remain with the Westfield Group over the subsequent vesting period of four years.

2008 Qualifying Year

The hurdles for the 2008 Qualifying Year were based on the Westfield Group:

a. achieving growth in Operational segment earnings (on a constant currency basis) as reported by the Westfield Group (this hurdle had a 75% weighting); and
b. achieving a targeted level of development project starts (this hurdle had a 25% weighting).

The hurdle relating to Operational segment earnings was achieved in full in 2008. In view of the adverse conditions which prevailed globally for much of the Financial Year and the significant impact which those conditions had on the property industry generally, the Board was extremely pleased that the Westfield Group was able to meet its forecasts (as announced to the market in February 2008) for both Operational segment earnings and distributions for the Financial Year.

In the case of the hurdle relating to achievement of a targeted level of development starts, the Board agreed to exercise its discretion to allow full vesting of the awards despite the fact that the target set by the Board in January 2008 was missed by a small margin. As noted in the 2007 Remuneration Report in the Westfield Group Annual Report, the Board retained the discretion to allow full vesting against this hurdle where the hurdle is not satisfied in any year due to circumstances which do not constitute unsatisfactory management performance. In reaching the decision to permit full vesting, the Board took into account a number of factors. Most importantly, the Board recognised that its own strategic capital management decisions, rather than the decisions or actions of management, resulted in the deferral of commencement of certain developments (which were otherwise ready to commence) until economic conditions improve. These decisions, which were considered by the Board to be prudent and necessary in view of the deteriorating global economic environment, resulted in the hurdle not being achieved in full in the Financial Year.

As a consequence, 100% of the potential awards which were eligible for issue under the PIP Plan in respect of the 2008 Qualifying Year, have been issued to participants.

2009 Qualifying Year

In respect of the hurdle(s) to apply to the PIP and PIR Plans for the 2009 Qualifying Year, the Remuneration Committee and the Board have continued to focus on measures which reflect the underlying operating strength of the business.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

3 Remuneration of the senior executive team (continued)

3.3 Review of equity linked incentive plans for 2008 (continued)

However, the Board acknowledges the continuing capital constraints which are expected to continue in 2009. In view of those constraints, the Westfield Group has indicated in its Financial Year results presentation that in light of prevailing economic conditions, it does not expect to commence any large projects during the remainder of 2009. Rather, the Westfield Group's development focus will be on the significant projects already commenced at Stratford City in the United Kingdom and the Sydney City redevelopment in Australia. In view of this, the Board has determined that there will be no performance hurdle relating to development starts during the 2009 Qualifying Year.

Rather, given the challenges presented by difficult global operating conditions, the Board is of the view that the hurdle for the vesting of awards in the 2009 Qualifying Year should be based solely on achieving the Westfield Group's targets for Operational segment earnings per security. As in previous years, the Board has set a graduated scale of vesting having regard to performance against targets for Operational segment earnings per security which are referable to the Westfield Group's budget for the 2009 financial year.

This hurdle is the most fundamental measure of the health of the operating business of the Westfield Group and is completely aligned with the interests of members. Earnings from the Operational segment are the best measure of the profitability of the core operating business of the Westfield Group without regard to issues not relating to the underlying operations (such as profits/losses arising through revaluations and currency movements). Operational segment earnings are reported to the market semi-annually and are the primary source from which distributions are paid to members.

Performance against this hurdle will be measured in a single Qualifying Year. To the extent that awards are granted based on performance in the 2009 Qualifying Year, the only subsequent vesting requirement will be that the executive remains with the Westfield Group for a further four years. As noted above, the Committee considers that the structure of annual awards with performance hurdles measured in a single Qualifying Year and vesting over an extended period provides an appropriate balance between providing performance incentive and retention.

It has been the practice of the Board to advise the nature of the current hurdle(s) applicable to the equity linked incentive plans without publishing the precise targets which have been set in any Qualifying Year. The hurdle approved by the Board incorporates a graduated scale of growth in Operational segment earnings. If those earnings are below the minimum level set in the graduated scale, no part of the value of the awards which are contingent on meeting this hurdle will vest. Earnings above the minimal level set in the graduated scale will result in participants earning between 50% and 100% of the targeted number of awards, depending on the level of Operational segment earnings per security which is achieved.

As in previous years, the Remuneration Committee has considered, and taken advice regarding the implementation of a hurdle based on measurement of total return to shareholders ("TRS") (based on a combination of distributions and capital growth in the price of Westfield Group securities) compared to an identified peer group. The Committee again rejected the use of a TRS based hurdle primarily due to unwillingness on the part of the Board and the Committee to determine entitlement to executive rewards by reference to movements in the price of Westfield Group securities and due to the absence of an appropriate peer group in Australia or internationally to act as a benchmark against which to measure TRS performance. The Westfield Group's position on this issue has been elaborated in previous Remuneration Reports in the Westfield Group Annual Reports.

The philosophy of the Westfield Group has been, and remains, that the Westfield Group's long term success is a product of sound operating performance and strategic decision making and that the focus of the executive team should remain on the underlying business and not on the price of the Westfield Group's securities. The Committee is of the view that if the management team maintains its intensive focus on these fundamentals, members will be rewarded, over time, by superior market performance.

The Remuneration Committee and the Board are satisfied that the proposed hurdle for the 2009 Qualifying Year and the remuneration structure in general are appropriate having regard to the general objectives referred to above.

4 Components of Westfield executive remuneration

4.1 Base salary

Base salary is set by reference to the executive's position, performance and experience. In order to attract and retain executives of the highest quality and, in the expectation that executives will meet the high standards set by the Westfield Group, the Westfield Group aims to set competitive rates of base salary. Base salary levels are benchmarked regularly against local and (where appropriate) international competitors and are reviewed on an annual basis having regard to performance, external market forces and, where relevant, promotion.

4.2 Short term variable bonus

Variable rewards are closely linked to the performance of the executive measured against objectives which are established each year pursuant to a performance review and development system. Under that system, senior management and the executive work together to establish agreed business and personal development objectives. These objectives are designed to recognise and reward both financial and non-financial performance. The objectives will vary according to the role of the particular executive and will typically relate to development, construction, retail management or corporate targets.

A target figure (as a percentage of base pay) for the short term variable cash component of the compensation package is advised to the executive at the commencement of each year. The actual bonus awarded is determined by reference to the performance of the executive against the agreed performance objectives, the corporate performance of the Westfield Group and any other aspect of the executive's performance which is considered relevant in the context of the review.

In special circumstances, executives may earn an additional bonus in excess of the agreed target percentage of base pay in recognition of the contribution made by that executive to a major transaction or corporate project. As with the annual performance bonus, payment of a special or project bonus to any member of the senior executive team is at the discretion of the Remuneration Committee.

Cash based incentives for the Executive Chairman, the Westfield Group Managing Directors and the Westfield Group's most senior executives are determined by the Remuneration Committee having regard to personal objectives which are set as part of the performance review and development system and to more general operational and financial objectives of the Westfield Group. The measures are chosen based on key contributions expected of that executive in order to enhance the overall performance of the Westfield Group. The Remuneration Committee will also consider any special contribution made by the executive in any major acquisition or capital transaction during the year.

4.3 Equity linked incentive plans

The Westfield Group has four equity linked incentive plans. The EDA Plan and the PIP Plans which were introduced following the Merger in 2004 to replace the Westfield Executive Option Plan and the Westfield Executive Share Performance Plan as the ongoing equity linked incentive plans of the Westfield Group. In 2008, the Westfield Group introduced the EPR Plan and the PIR Plan which are described in more detail below.

Mechanics of the Plans

Under the EDA Plan and the PIP Plan, awards granted to executives are more in the nature of "restricted stock" whereby on maturity, the executive is entitled to receive, for no further consideration, one Westfield Group security for each award. However, as explained below, these two equity linked Plans are synthetic and executives receive cash payments rather than actual securities.

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NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4 Components of Westfield executive remuneration (continued)

4.3 Equity linked incentive plans (continued)

The relevant common features of both the EDA Plan and the PIP Plan are as follows:

- based on principles and remuneration bands agreed with the Remuneration Committee, participating executives earn the opportunity to participate based on a set percentage of their base salary. For example, an employee earning a base salary of $200,000 may be granted the opportunity to participate in the Plan up to 10% of that base salary or $20,000;
- immediately prior to the commencement of participation in the Plan, that dollar amount is converted into an award which is based on the then current market price of Westfield Group stapled securities. In the above example, assuming a market price of $10.00 per stapled security, the participant would receive an award equal to the economic benefit of 2,000 Westfield Group stapled securities;
- during the vesting period of three to five years, distributions paid on stapled securities are nominally reinvested under the Plans such that the number of stapled securities in an award (and on which the payout is calculated) will increase during the life of the award;
- assuming the executive remains employed by the Westfield Group through the vesting period and, any applicable performance hurdles are satisfied, the executive will receive a payout equal to the capital value of the stapled securities in the award. That is, the executive receives a cash payment (rather than actual securities) which reflects the capital value of the number of "synthetic securities" comprised in that award as at the vesting date.

As noted above, the right to receive a cash payout under either the EDA Plan or the PIP Plan is dependent on the executive remaining employed by the Westfield Group throughout the vesting period. In special circumstances (e.g. death, redundancy or retirement), the Board retains a discretion under the Plans to allow vesting of all or part of the awards granted under the Plans.

The EDA Plan

The EDA Plan is a broader based plan in which senior executives and high performing employees participate. The EDA Plan uses the deferral of vesting of a portion of the short term incentive as part of a broader strategy for retaining the services of those executives participating in the Plan.

The issue of awards under the EDA Plan is based on the same criteria as the short term variable bonus. That is, the grant of entitlements is closely linked to the performance of the executive measured against objectives established each year pursuant to a performance review and development system. Those objectives are designed to recognise achievement of both financial and non-financial objectives. Executives qualify to receive a payout of that deferred compensation by satisfying the requirement that they remain in the employment of the Westfield Group through the vesting period. That vesting period is currently three years. There are no additional performance hurdles applicable during the vesting period.

Since 2005, the Board has utilised the EDA Plan to make non-recurring awards (known as retention awards) to the Westfield Group's most senior operational and finance executives with the specific aim of retaining the services of those executives over a period of two to five years. Neither the Executive Chairman nor the Westfield Group Managing Directors receive these retention awards.

These retention awards are intended to provide a further incentive to a small number of the Westfield Group's most senior executives in order to better secure their services over the vesting period. In granting these awards, the sole objective of the Westfield Group is retention of key executives for an extended period. Where the retention awards are issued to executives who also participate in the PIP Plan, the vesting of the awards is subject to a performance hurdle which requires that, over the vesting period, each executive must achieve at least 50% of his or her short term variable bonus in each of those years. Failure to achieve that hurdle in any year will result in the full amount of the awards being forfeited.

The PIP Plan

The structure of the PIP Plan reflects the decision by the Westfield Group to move away from market priced options as the preferred form of long term incentive.

Only the senior leadership team of the Westfield Group participates in the PIP Plan. There are currently 15 executives world-wide, including the Westfield Group Managing Directors, participating in the PIP Plan. The Executive Chairman does not participate in the PIP Plan.

The PIP Plan itself is designed to encourage a "partnership" amongst the senior leadership team of the Westfield Group which will emphasise the strategic leadership role of that team. Through the PIP Plan, the members of that partnership will be provided with a benefit which is fully aligned with the interests of members as discussed in section 3.1.

The operation of the PIP Plan and the manner of calculation of the payout to which the executive is entitled is as described above.

The performance hurdle(s) applicable under the PIP Plan are determined annually by the Remuneration Committee when determining which executives will be invited to participate in the PIP Plan. Executives are informed of those hurdles at the same time as they are advised of the potential number of "synthetic securities" for which they will qualify if the performance hurdles are achieved. More than one hurdle may be set in any year.

The year in which the performance hurdles apply is known as the Qualifying Year. Actual performance against the hurdles which apply during the Qualifying Year will determine the final number of awards which the executive will receive at the end of that year. No payments are made to the executive at the end of that Qualifying Year. Rather, the awards in the PIP Plan are granted at that time and vest on two dates – 50% at the end of year three and 50% at the end of year four. No other performance hurdles are imposed during the vesting period.

The hurdle chosen by the Remuneration Committee for the 2009 Qualifying Year is discussed in section 3.3.

By adopting this combination of the application of performance hurdles in the Qualifying Year and the employee being required to stay for the subsequent three to four year vesting period, the Westfield Group aims, through the issue of awards under the PIP Plan, to incentivise achievement of targeted objectives and assist in the retention of the senior leadership team for an extended period. Given that the vesting period does not include the Qualifying Year, executives participating in the PIP Plan will be required to remain with the Westfield Group for a period of five years in order to get the full benefit of each award.

The EPR Plan and PIR Plan

In 2004, the Westfield Group moved to "synthetic" equity linked incentive plans as certain Australian taxation concessions in place at the time in relation to options over shares issued under employee share plans did not apply equally to options granted to employees over units in a trust. As a consequence, it was not practical for the Westfield Group to issue options over Westfield Group securities. Rather, the Westfield Group introduced the synthetic plans (EDAP and PIP Plans) as described above results in a cash payment to executives based on the value of Westfield Group securities rather than being settled through the issue or transfer of actual securities.

In 2007, the Federal government introduced legislation to correct this position with regard to stapled securities, such as the Westfield Group, where a share in a company (Westfield Holdings Limited) is stapled to units in a trust (Westfield Trust and Westfield America Trust).

The EPR Plan and PIR Plan operate in much the same manner as the EDA Plan and PIP Plan except that entitlements will be satisfied by the delivery of Westfield Group securities (as opposed to the payment of a cash amount).

The EPR and PIR Plans also offer participants the opportunity to defer the time at which they are taxed once the performance rights vest. Typically, on delivery of securities, participants will be taxed on the value of the securities (as ordinary income). These plans enable participants to defer the taxing point if they elect to have a restriction period on dealing with securities that vest under the plans.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

4 Components of Westfield executive remuneration (continued)

4.3 Equity linked incentive plans (continued)

If such an election is made, securities delivered upon vesting will be placed in a "holding lock". This means that, while the securities will be registered in the name of the participant and they will have a right to vote and receive distributions, the participant will not be able to sell or transfer the securities during the restriction period. The restriction period is up to ten years from the date of the grant of the performance rights.

4.4 Hedging policy

In addition to the restrictions placed on entering into hedging arrangements by operation of the Westfield Group's Security Trading Policy, participants in the Plans are prohibited from entering into hedging arrangements in respect of unvested awards or rights in any of the Plans

The primary purpose of this prohibition is to ensure that, at all times until awards granted to executives under the Plans have vested, there is complete alignment between the interests of the executive and the interests of the Westfield Group and its members. In the Board's view, that alignment potentially ceases if an executive's economic interest in the benefit of an award or right is hedged – with the effect that the executive is not affected (or is affected to a lesser extent), by positive or negative movements in the market value of Westfield Group securities.

Executives are prohibited from entering into or renewing hedging or financial instruments in connection with their unvested entitlements under the Plans. This includes instruments such as equity swaps, caps and collars and other types of hedges, which are entered into for the purpose of mitigating the financial impact of movements in the price of Westfield Group securities to the extent such movements impact the value of awards made under the Plans.

5 Performance of the Westfield Group

Westfield Trust is part of the Westfield Group. Full details of the Westfield Group's various financial and operating achievements are contained in the Chairmans Review and the Westfield Group Managing Directors Review at pages 2 to 9 of the Westfield Group Annual Report.

6 Remuneration of the Executive Directors

At the date of this report, there were three Executive Directors in office, Mr Frank Lowy, Executive Chairman and the Westfield Group Managing Directors, Mr Peter Lowy and Mr Steven Lowy.

The remuneration of the Executive Directors is determined by the Board, acting on recommendations made by the Remuneration Committee.

The Westfield Group's remuneration practices are regularly benchmarked against its competitors in all markets. In making recommendations to the Board, the Remuneration Committee takes into account advice from independent consultants and advisers on domestic and international trends in remuneration for Executive Directors. In arriving at recommendations, the advisers consider a wide range of factors including the Westfield Group's financial profile, the complexity and geographic spread of its business and the size and scope of the workload and responsibilities assumed by the Executive Directors.

6.1 Executive Chairman

The term of Mr Frank Lowy's service contract expired 31 December 2008 and was extended on the same terms until 31 December 2009. These arrangements are renewable by agreement between the parties at the end of that period. Mr Lowy's remuneration for the Financial Year is as follows:

a. a base salary of $8 million;

b. an annual performance bonus of $7 million. Despite Mr Lowy being entitled to a target bonus of $8 million, in keeping with the general policy of not increasing the remuneration of the senior executive team above the level received in 2007, the Board accepted the recommendation of the Remuneration Committee to pay Mr Lowy a bonus of $7 million; and

c. other benefits as detailed in the table below. These non monetary benefits have not changed from previous financial years. The cost of providing these benefits increased in 2008, as shown in the table below.

Mr Lowy does not participate in the Group's equity linked incentive plans.

Mr Lowy's service contract does not contain provision for any payment on termination by the Group (with or without cause) other than the retirement benefit referred to below and shown in the table below.

The performance hurdles for the payment of Mr Lowy's bonus were the same performance hurdles as those applied to the 2008 Qualifying Year hurdles for the PIP Plan (see section 3.3). As noted above, those hurdles were satisfied.

Mr Lowy's service contract provides for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements. The amount accrued for the Financial Year was $126,062. This amount was higher than 2007 ($66,506) as a consequence of the higher CPI adjustment on Mr Lowy's entitlement.

In setting Mr Lowy's remuneration, the Board had regard to a number of factors including Mr Lowy's status as one of Australia's most respected and influential chief executive officers and his knowledge, not only of the Westfield Group and its history, but of the broader industry in which the Westfield Group operates, both locally and internationally. With over 48 years direct experience in the design, construction and management of shopping centres and associated fund and asset management, Mr Lowy's experience and reputation is unrivalled in the industry.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

6.1 Executive Chairman (continued)

The Board also had regard to the salaries paid to other chief executive officers of global corporations and the fact that Mr Lowy does not participate in the Westfield Group's equity linked incentive plans. The summary below outlines Mr Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary Fixed	**8,000,000**	8,000,000
– Cash bonus (accrued) At risk	**7,000,000**	7,000,000
– Other short term employee benefits [1] Fixed	**24,657**	1,351
– Non monetary benefits [2] Fixed	**1,054,041**	817,421
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
– Retirement benefits [3] Fixed	**126,062**	66,506
Other Long Term Benefits	**–**	–
Termination Benefits	**–**	–
Share Based Payments [4]	**–**	–
Total Remuneration	**16,204,760**	15,885,278

(1) Comprising annual leave and long service leave entitlements.

(2) Other benefits comprise usage of the Westfield Group's aircraft which is classified as private usage ($1,051,131). The entitlement to private usage of the Westfield Group's aircraft by Mr Lowy is up to a maximum of 75 hours per annum. The value of private usage (including fringe benefits tax) in any year is disclosed as remuneration. Unused entitlements are carried forward to future periods.

(3) Mr Lowy's service arrangements provide for a retirement benefit of one month's salary for each year of service on termination of his services. This benefit will continue to be calculated based on his salary in the 2003/2004 year (increased annually by CPI) and not the higher amount payable in accordance with the post Merger arrangements.

(4) The Executive Chairman does not participate in the Westfield Group's equity linked incentive plans. He was not paid or entitled to any share based compensation in the Financial Year.

6.2 Group Managing Directors

The employment arrangements of the Group Managing Directors are detailed as follows.

Mr Peter Lowy

- Has been with the Westfield Group since 1983.
- Has resided in the United States since 1990.
- Salary and bonus are reviewed annually by the Remuneration Committee.
- Base salary of US$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

6.2 Group Managing Directors (continued)

Mr Peter Lowy (continued)

The summary below outlines Mr Peter Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary [1] Fixed	**2,907,653**	2,980,448
– Cash bonus (accrued) [2] At risk	**4,000,000**	4,000,000
– Other short term employee benefits [3] Fixed	**103,915**	(147,589)
– Non monetary benefits Fixed	**–**	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
Share Based Payments [4]		
– EDA Plan (at risk)	**394,338**	1,134,138
– PIP Plan (at risk)	**885,388**	2,026,952
Other Long Term Benefits	**–**	–
Total Remuneration	**8,291,294**	9,993,949

(1) Mr Peter Lowy is based in the United States and the salary disclosed is the A$ equivalent to US$2.5 million.

(2) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(3) Comprising annual leave entitlements.

(4) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Mr Lowy does not participate in the EPR Plan or the PIR Plan. Refer to the tables at 6.3 and 6.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

Mr Steven Lowy

- Has been with the Westfield Group since 1987.
- Salary and bonus are reviewed annually by the Remuneration Committee.
- Base salary of A$2.5 million per annum for the Financial Year.
- No formal service contract in place. In the event of termination, any termination payment and period would be determined by the Board on the recommendation of the Remuneration Committee.
- Mr Lowy was not paid an amount before he took office as consideration for agreeing to hold office.

The summary below outlines Mr Steven Lowy's fixed and at risk remuneration for the Financial Year.

Component of remuneration	2008 $	2007 $
Short Term Employee Benefits		
– Base salary Fixed	**2,500,000**	2,500,000
– Cash bonus (accrued) [1] At risk	**4,000,000**	4,000,000
– Other short term employee benefits [2] Fixed	**89,743**	70,513
– Non monetary benefits Fixed	**–**	–
Post Employment Employee Benefits		
– Pension and superannuation benefits	**–**	–
Share Based Payments [3]		
– EDA Plan (at risk)	**394,338**	1,134,138
– PIP Plan (at risk)	**885,388**	2,026,952
Other Long Term Benefits	**–**	–
Total Remuneration	**7,869,469**	9,731,603

(1) Mr Lowy's bonus vested 100% in the Financial Year. No amount of the bonus was forfeited in the Financial Year. The bonus is not payable in respect of any future financial year.

(2) Comprising annual leave and long service leave entitlements.

(3) Mr Lowy does not hold any options or other equity instruments as part of his remuneration. Mr Lowy does not participate in the EPR Plan or the PIR Plan. Refer to the tables at 6.3 and 6.4 for details of awards held by Mr Lowy under the EDA Plan and PIP Plan.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

6 Remuneration of the Executive Directors (continued)

6.3 Westfield Group Managing Directors: participation in the EDA Plan

The following chart details awards under the EDA Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to either of the Westfield Group Managing Directors under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards [1]	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Lowy	1 January 2006 [4]	43,255	1 January 2009	7,991	51,246	980,713	479,150	N/A
Group Managing	1 January 2007	43,928	1 January 2010	5,066	48,994	984,562	458,094	N/A
Director	1 January 2008	49,912	15 December 2010	3,097	53,009	916,164	495,634	N/A
Steven Lowy	1 January 2006 [4]	43,255	1 January 2009	7,991	51,246	980,713	479,150	N/A
Group Managing	1 January 2007	43,928	1 January 2010	5,066	48,994	984,562	458,094	N/A
Director	1 January 2008	49,912	15 December 2010	3,097	53,009	916,164	495,634	N/A

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006, 2007 and 2008.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) These awards vested (and were paid) in January 2009. The payout amount was $683,109 for each Westfield Group Managing Director.

6.4 Westfield Group Managing Directors: participation in the PIP Plan

The following chart details awards under the PIP Plan held by the Westfield Group Managing Directors. There has been no alteration to the terms of the grants to either of the Westfield Group Managing Directors under the PIP Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards [1]	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Lowy Group Managing	1 January 2006	111,465	55,733: 01/01/09 [4] 55,732: 01/01/10	20,596	132,061	2,149,393	1,234,770	Satisfied
Director	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	11,638	112,563	2,307,832	1,052,464	Satisfied
	1 January 2008	103,360	51,680: 15/12/10 51,680: 15/12/11	6,411	109,771	2,387,266	1,026,359	Satisfied
	1 January 2009	117,440	58,720: 15/12/11 58,720: 15/12/12	–	117,440	2,059,746	1,098,064	Satisfied
Steven Lowy Group Managing	1 January 2006	111,465	55,733: 01/01/09 [4] 55,732: 01/01/10	20,596	132,061	2,149,393	1,234,770	Satisfied
Director	1 January 2007	100,925	50,463: 01/01/10 50,462: 01/01/11	11,638	112,563	2,307,832	1,052,464	Satisfied
	1 January 2008	103,360	51,680: 15/12/10 51,680: 15/12/11	6,411	109,771	2,387,266	1,026,359	Satisfied
	1 January 2009	117,440	58,720: 15/12/11 58,720: 15/12/12	–	117,440	2,059,746	1,098,064	Satisfied

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August of 2006, 2007 and 2008.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and share price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIP Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) These awards vested (and were paid) in January 2009. The payout amount was $880,193 for each Westfield Group Managing Director.

7 Executive remuneration and termination arrangements

7.1 Service contracts and termination arrangements

This note incorporates details of the other Key Management Personnel as defined under AASB 124.

A range of service arrangements operate within the Westfield Group. As noted in the table below, Mr Widdup has been with the Westfield Group in excess of 14 years, and Mr Allen has been with the Westfield Group for 13 years. There are no formal service contracts for Mr Widdup or Mr Allen. As a consequence there are no fixed termination arrangements with these executives. In the event of termination of the employment of a senior executive where there is no service contract or the service contract is silent on termination events, any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

It is the Westfield Group's policy on engaging new executives to have service contracts that typically outline the components of the remuneration to be paid to that executive and agreed termination arrangements. Those arrangements may vary depending on the seniority and experience of the executive and on the country of employment.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

7 Executive remuneration and termination arrangements (continued)

7.1 Service contracts and termination arrangements (continued)

The table below outlines the terms of the service contracts with other Key Management Personnel [(1)].

Name And Title	Employing Company	Commencement Date	Term	Termination Provisions/Benefits
Peter Allen Group Chief Financial Officer	Westfield Limited	4 March 1996	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.
John Widdup Chief Operating Officer, United States	Westfield LLC	5 April 1994	No formal service contract is in place	Any termination payment or period will be determined by the Board, on the recommendation of the Remuneration Committee, taking into account the seniority of the executive, the length of service of the executive, the reasons for termination and the statutory and other rights (if any) of the executive and the Westfield Group.

(1) Mr Kenneth Wong, Managing Director, United States resigned from the Westfield Group. His last day of employment was 27 February 2008. No formal service contract was in place for Mr Wong. No termination benefit was paid to Mr Wong on his resignation from the Westfield Group. Mr Wong is not considered to have been Key Management Personnel during the Financial Year. However, the Accounting Standards require that comparative 2007 figures be disclosed for Mr Wong. Details of Mr Wong's 2007 remuneration are as follows: Base salary: $953,743; Annual bonus: $596,090; Other short term employee benefits: $18,414; Non monetary benefits: $124,799 (comprising deferred remuneration entitlements including a contribution by the Westfield Group to the deferred remuneration plan and medical benefits); Share based compensation: EDA Plan: $2,157,757 (Mr Wong received a payout of $102,518 in respect of 4,924 awards held by him under the EDA Plan that vested prior to his last day of employment. A total of 349,512 awards held by Mr Wong under the EDA Plan having an aggregate grant value of $7,370,097 lapsed as a result of his resignation; PIP Plan $1,135,398. A total of 126,555 awards held by Mr Wong under the PIP Plan having an aggregate grant value of $2,530,177 lapsed as a result of his resignation.

7.2 Remuneration: other Key Management Personnel

The following table sets out the remuneration of the other Key Management Personnel.

		SHORT TERM EMPLOYEE BENEFITS $				POST EMPLOYMENT BENEFITS	SHARE BASED PAYMENTS $				TERMINATION BENEFITS	OTHER LONG TERM EMPLOYEE BENEFITS	
EXECUTIVE		BASE SALARY FIXED[1]	ACCRUED BONUS Vested: 100% AT RISK[2]	OTHER SHORT TERM EMPLOYEE BENEFITS FIXED[3]	NON MONETARY BENEFITS FIXED		EDA PLAN TOTAL AT RISK[4]	PIP PLAN TOTAL AT RISK[5]	EPR PLAN TOTAL AT RISK[6]	PIR PLAN TOTAL AT RISK[7]			TOTAL[8]
Peter Allen	*2008*	1,200,000	1,200,000	188,508	–	–	696,588	3,073	234,836	312,883	–	–	3,835,888
Group Chief Financial Officer	*2007*	1,000,000	1,500,000	88,871	–	–	2,392,372	884,017	–	–	–	–	5,865,260
John Widdup[9]	2008	930,449	930,449	83,393	709,366[10]	–	314,151	188,530	693,392	–	–	–	3,849,730
Chief Operating Officer, United States	*2007*	–	–	–	–	–	–	–	–	–	–	–	–

(1) Base salary is inclusive of superannuation guarantee contributions. In the case of Mr Widdup, US executives are entitled to contribute part of their base salary to a deferred remuneration plan. Those contributions are matched by the Group.

(2) No amount of any bonus was forfeited in the Financial Year. No bonus is payable in respect of any future financial year.

(3) The amounts referred to reflect an increase in the accrued liability for annual and long service leave during the Financial Year. Other short term employee benefits represents amounts accrued with respect to annual leave and long service leave entitlements unless otherwise stated.

(4) Refer to the table at 7.3.

(5) Refer to the table at 7.4.

(6) Refer to the table at 7.5.

(7) Refer to the table at 7.6.

(8) None of the other Key Management Personnel was paid an amount before they took office as consideration for agreeing to take office.

(9) This is the first year Mr Widdup has been included as other Key Management Personnel. Accordingly, there are no comparative figures.

(10) Comprising deferred remuneration entitlements including a contribution by the Group to the deferred remuneration plan and normal expatriate benefits including medical benefits, accommodation, home leave plus fringe benefits tax on those benefits.

82-35029

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

7 Executive remuneration and termination arrangements (continued)

7.3 Other Key Management Personnel: participation in the EDA Plan

The following chart details awards under the EDA Plan held by other Key Management Personnel. There has been no alteration to the terms of the grants to any of the other Key Management Personnel under the EDA Plan since the grant date.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards [1]	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Allen [4]	1 January 2006	20,185	1 January 2009 [5]	3,731	23,916	457,669	223,615	N/A
Group Chief	1 January 2006	288,355	1 January 2011	53,265	341,620	6,786,595	3,194,147	N/A
Financial Officer	1 January 2007	20,672	1 January 2010	2,384	23,056	463,362	215,574	N/A
	1 January 2008	–	–	–	–	–	–	–
John Widdup [6]	1 January 2006	15,575	1 January 2009 [7]	2,881	18,456	298,074	172,564	N/A
Chief Operating	1 January 2007	14,729	1 January 2010	1,699	16,428	330,155	153,602	N/A
Officer,	1 January 2007	31,008	1 May 2010	3,576	34,584	677,036	323,360	N/A
United States	1 January 2008	18,851	15 December 2010	1,170	20,021	346,039	187,196	N/A

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006, 2007 and 2008.

(2) The fair value of the awards issued under the EDA Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and security price movements. The fair value of the awards issued under the EDA Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EDA Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) From 1 January 2008, Mr Allen no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Allen, participate in the EPR Plan. Refer table at 7.5.

(5) These awards have vested and have been paid. The payout amount was $318,800.

(6) Certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Widdup made the election in respect of retention awards granted in the Financial Year to participate in the EPR Plan. Refer to table at 7.5. Mr Widdup elected to participate in the EDA Plan with respect to other awards granted to him in the Financial Year.

(7) These awards have vested and have been paid. The payout amount was $246,018.

7.4 Other Key Management Personnel: participation in the PIP Plan

The following chart details awards under the PIP Plan held by other Key Management Personnel. Details of the alterations to the terms of the grants since the grant date are outlined in note 1 to the table in section 7.6.

Executive	Date of Grant	Number of Awards at Grant Date	Vesting Date	Reinvestment Awards [1]	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Allen [4]	1 January 2006	44,590	22,295: 01/01/09 [5]	8,242	52,832	994,254	493,979	Satisfied
Group Chief			22,295: 01/01/10					
Financial Officer	1 January 2007	46,140	23,070: 01/01/10	5,322	51,462	968,478	481,170	Satisfied
			23,070: 01/01/11					
	1 January 2008	–	–	–	–	–		–
John Widdup [6]	1 January 2008	20,672	10,336: 15/12/10	1,284	21,956	431,588	205,289	Satisfied
Chief Operating			10,336: 15/12/11					
Officer,	1 January 2009	25,134	12,567: 15/12/11	–	25,134	440,923	235,003	Satisfied
United States			12,567: 15/12/12					

(1) Aggregate figure in relation to the notional reinvestment of distributions for the distributions paid in February and August 2006 and 2007.

(2) The fair value of the awards issued under the PIP Plan is based on the estimated fair value of earnings. This is calculated by discounting the total value of the anticipated impact of future distributions and security price movements. The fair value of the awards issued under the PIP Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIP Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) From 1 January 2008, Mr Allen no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Allen, participate in the PIR Plan. Refer table at 7.6.

(5) Half these awards have vested and have been paid. The payout amount was $352,125.

(6) Certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Widdup made the election to participate in the PIP Plan.

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

7 Executive remuneration and termination arrangements (continued)

7.5 Other Key Management Personnel: participation in the EPR Plan

Executive	Commencement Date	Number of Awards at Grant Date	Vesting Date	Total Awards Held	Fair Value at Grant [1] $	Market value at 10 Mar 09 [2] $	Performance Hurdles
Peter Allen [3] Group Chief Financial Officer	1 January 2008	52,302	15 December 2010	52,302	704,508	489,024	N/A
John Widdup [4] Chief Operating Officer, United States	1 January 2008	219,950	15 December 2011	219,950	2,773,570	2,056,533	N/A

(1) The fair value of the awards issued under the EPR Plan is calculated using the Black – Scholes option pricing methodology. The fair value of the awards issued under the EPR Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the EPR Plan.

(2) The market value at 10 March 2009 is based on the closing security price of $9.35.

(3) From 1 January 2008, Mr Allen no longer participates in the EDA Plan. From that date, eligible Australian executives, including Mr Allen, participate in the EPR Plan.

(4) From 1 January 2008, certain overseas executives were given the election to participate in the EDA Plan or the EPR Plan. Mr Widdup made the election in respect of retention awards granted in the Financial Year to participate in the EPR Plan.

7.6 Other Key Management Personnel: participation in the PIR Plan [1]

Executive	Commencement Date	Number of Awards at Grant Date	Vesting Date	Total Awards Held	Fair Value at Grant [2] $	Market value at 10 Mar 09 [3] $	Performance Hurdles
Peter Allen [4] Group Chief	1 January 2008	55,470	27,095: 15/12/10 28,375: 15/12/11	55,470	980,701	518,645	Satisfied
Financial Officer	1 January 2009	71,572	34,868: 15/12/11 36,704: 15/12/12	71,572	873,527	669,198	Satisfied
John Widdup [5]	1 January 2008	–	–	–	–	–	–
Chief Operating Officer, United States	1 January 2009	–	–	–	–	–	–

(1) As outlined in section 4.3, due to changes in Australian tax legislation, stock settled performance rights may now be offered to certain executives in the Westfield Group as opposed to a synthetic incentive such as awards under the EDA and PIP Plans. With respect to awards under the PIP Plan that were to be granted in the Financial Year as a result of the 2007 Qualifying Year hurdles having been met, these awards were converted to rights under the PIR Plan for Mr Allen. As noted in section 4.3, the PIR Plan operates essentially in the same manner as the PIP Plan except that on vesting Westfield Group stapled securities are issued as opposed to payment of a cash amount based on the market value of the stapled securities. In addition, under the PIP Plan, distributions paid on a Westfield Group security are notionally reinvested such that the number of Westfield Group securities in an award increase during the life of the award. This does not occur under the PIR Plan. Rather, the number of performance rights is adjusted to include an amount being an estimate of the distributions payable on a Westfield Group stapled security over the vesting period. The effective date of the alteration to the PIP Plan was 1 January 2008. The market price of a Westfield Group stapled security at that date was $19.35 per security. The difference between the total value of the awards and rights as a result of the alteration is $8,950 for Mr Allen. The terms of the PIR Plan are described in section 4.3.

(2) The fair value of the awards issued under the PIR Plan is calculated using the Black – Scholes option pricing methodology. The fair value of the awards issued under the PIR Plan is calculated on the assumption that the employee remains employed with the Westfield Group for the full term of the PIR Plan.

(3) The market value at 10 March 2009 is based on the closing security price of $9.35.

(4) From 1 January 2008, Mr Allen no longer participates in the PIP Plan. From that date, eligible Australian executives, including Mr Allen, participate in the PIR Plan.

(5) From 1 January 2008, certain overseas executives were given the election to participate in the PIP Plan or the PIR Plan. Mr Widdup made the election in respect of awards granted in the Financial Year to participate in the PIP Plan.

82-35029

NOTE 40 REMUNERATION OF KEY MANAGEMENT PERSONNEL (CONTINUED)

8. Options and shareholdings of Key Management Personnel

8.1 Option holdings of Key Management Personnel

During the financial year and comparative financial year, no options or awards ("Options") were issued to the Key Management Personnel under the Executive Option Plan or the Executive Performance Share Plan (together the "Option Plans"). None of the Key Management Personnel hold any options or awards under the Option Plans.

8.2 Shareholdings of Key Management Personnel

Stapled securities held in the Westfield Group (number)	Balance at 1 Jan 2008	Granted as remuneration	On exercise of options	Net change other	Balance at 31 Dec 2008
F P Lowy AC, D H Lowy AM, P S Lowy, S M Lowy (1)	179,598,368			18	179,598,386
R L Furman	–			50,000	50,000
P H Goldsmith QC PC (2)	–			–	–
D M Gonski AC	320,439			–	320,439
F G Hilmer AO	238,512			–	238,512
S P Johns	1,536,435			14,049	1,550,484
J McFarlane (3)	–			–	–
J Sloan (3)	–			1,000	1,000
G H Weiss	21,739			–	21,739
D R Wills AO (4)	20,000			–	20,000
C M Zampatti AM	338,922			2,656	341,578
P K Allen	171,295			(74,698)	96,597
J M Widdup	5,000			–	5,000
Total	**182,250,710**	**–**	**–**	**(6,975)**	**182,243,735**

(2) Lord Goldsmith was appointed to the Board on 28 August 2008.

(3) Mr McFarlane and Professor Sloan were appointed to the Board on 26 February 2008.

(4) Mr Wills retired from the Board on 23 May 2008. This represents Mr Wills' holding of WDC stapled securities at the date of his retirement.

8.3 Other transactions and balances with Key Management Personnel

(i) Other related party transactions and balances with Key Management Personnel are included in Note 39.

(ii) During the financial year, transactions occurred between the Westfield Group and Key Management Personnel which were within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available to other employees, customers or suppliers, being the performance of contracts of employment; the reimbursement of expenses; and the payment of dividends / distributions by the Westfield Group in respect of stapled securities held in the Westfield Group.

NOTE 41 SUBSEQUENT EVENTS

Since the end of the year, the Westfield Group has raised $2.8 billion (net of underwriting expenses) in a fully underwritten placement of new stapled securities. The Westfield Group has issued 276,190,500 new ordinary stapled securities at an issue price of $10.50 per security. The proceeds of the placement have been utilised to repay drawn Westfield Group borrowings under revolving debt facilities. WAT's share of the proceeds was $790.4 million.

Also since the end of the year, the Parent Entity has invested US$771.9 million in its wholly owned subsidiary, WEA.

NOTE 42 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES

	31 Dec 08 – Interest		31 Dec 07 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN AUSTRALIA				
Parent Entity				
Westfield America Trust				
Consolidated Controlled Entities				
WFA Finance (Aust) Pty Limited	**100.0**	**100.0**	100.0	100.0
ENTITIES INCORPORATED IN UNITED STATES				
Consolidated Controlled Entities				
1801 Avenue of the Stars, LP	**100.0**	**100.0**	100.0	100.0
21919 Erwin Street, LLC	**100.0**	**100.0**	100.0	100.0
21945 Erwin Street, LLC	**100.0**	**100.0**	100.0	100.0
Agoura Hills Acquisition, LLC	**100.0**	**100.0**	100.0	100.0
Anita Associates	**100.0**	**100.0**	100.0	100.0
Annapolis Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Annapolis Land II, LLC	**100.0**	**100.0**	100.0	100.0
Annapolis Land, LLC	**100.0**	**100.0**	100.0	100.0
Annapolis Mall, LP	**100.0**	**100.0**	100.0	100.0
Annapolis Mall, LLC	**100.0**	**100.0**	100.0	100.0
Annapolis Manager, LLC	**100.0**	**100.0**	100.0	100.0
Annapolis Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Annapolis Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
Avenue of the Stars, LLC	**100.0**	**100.0**	100.0	100.0
Arch Real Estate, LLC	**100.0**	**100.0**	100.0	100.0
Bellweather Properties of Florida (Limited)	**100.0**	**100.0**	100.0	100.0
Brandon Land Partners, Ltd	**100.0**	**100.0**	100.0	100.0
Brandon Partners, Ltd.	**100.0**	**100.0**	100.0	100.0
Brandon Shopping Center Partners, Ltd	**100.0**	**100.0**	100.0	100.0
Broward Mall II LLC	**100.0**	**100.0**	100.0	100.0
Broward Mall MM, LLC	**100.0**	**100.0**	100.0	100.0
Broward Mall LLC	**100.0**	**100.0**	100.0	100.0
Bunworth Enterprises, LLC	**100.0**	**100.0**	100.0	100.0
Bunworth Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Capital Mall Company	**100.0**	**100.0**	100.0	100.0
Capital Mall GP, LLC	**100.0**	**100.0**	100.0	100.0
Capital Mall Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Capital Mall Land, LLC	**100.0**	**100.0**	100.0	100.0
Capital Mall I LLC	**100.0**	**100.0**	100.0	100.0
Capital Shopping Center, LLC	**100.0**	**100.0**	100.0	100.0
CC Building GP, LLC	**100.0**	**100.0**	100.0	100.0
CC Building, LP	**100.0**	**100.0**	100.0	100.0
Century City Mall, LLC	**100.0**	**100.0**	100.0	100.0
Citrus Park Venture, LP	**100.0**	**100.0**	100.0	100.0
CMF Fox Hills, LLC	**100.0**	**100.0**	100.0	100.0
CMF MP North, LLC	**100.0**	**100.0**	100.0	100.0
CMF MP South, LLC	**100.0**	**100.0**	100.0	100.0
CMF NCF North, LLC	**100.0**	**100.0**	100.0	100.0
CMF NCF South, LLC	**100.0**	**100.0**	100.0	100.0
CMF PCR, LLC	**100.0**	**100.0**	100.0	100.0
CMF PWC, LLC	**100.0**	**100.0**	100.0	100.0
CMF Richland, LLC	**100.0**	**100.0**	100.0	100.0
CMF Santa Anita, LLC	**100.0**	**100.0**	100.0	100.0
CMF UTC North, LLC	**100.0**	**100.0**	100.0	100.0
CMF UTC South, LLC	**100.0**	**100.0**	100.0	100.0
CMF Wheaton Borrower, LLC	**100.0**	**100.0**	100.0	100.0
CMF Wheaton, LLC	-	-	100.0	100.0
CMF, Inc	**100.0**	**100.0**	100.0	100.0
CMF LLC	-	-	100.0	100.0
Connecticut Post Mall, LLC	**100.0**	**100.0**	100.0	100.0
Crestwood Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Crestwood Plaza MM, LLC	**100.0**	**100.0**	100.0	100.0

82-35029

NOTE 42 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	**31 Dec 08 – Interest** Beneficial* Parent Entity %	**31 Dec 08 – Interest** Consolidated or Equity accounted %	31 Dec 07 – Interest Beneficial* Parent Entity %	31 Dec 07 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
Downtown Plaza, LLC	**100.0**	**100.0**	100.0	100.0
Eastland Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Eastland Manager, LLC	**100.0**	**100.0**	100.0	100.0
Eastland Shopping Center LLC	**100.0**	**100.0**	100.0	100.0
EWH Escondido Associates, LP	**100.0**	**100.0**	100.0	100.0
Fashion Square, LLC	**100.0**	**100.0**	100.0	100.0
FH Financing, LLC	**100.0**	**100.0**	100.0	100.0
Fox Hills GP, LLC	**100.0**	**100.0**	100.0	100.0
Fox Hills Mall, LP	**100.0**	**100.0**	100.0	100.0
Fox Valley Mall, LLC	**100.0**	**100.0**	100.0	100.0
Fox Valley Parcel, LLC	-	-	100.0	100.0
Franklin Park Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Franklin Residential Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Great Northern Partnership	**100.0**	**100.0**	100.0	100.0
Growth Head GP, LLC	**100.0**	**100.0**	100.0	100.0
Hahn UPI	**100.0**	**100.0**	100.0	100.0
Hawthorn Theatre, LLC	**100.0**	**100.0**	100.0	100.0
Hawthorn, LP	**100.0**	**100.0**	100.0	100.0
Hawthorn Furniture LLC	**100.0**	**100.0**	100.0	100.0
Head Acquisition, LP	**100.0**	**100.0**	100.0	100.0
Horton Land, LLC	**100.0**	**100.0**	100.0	100.0
Horton Plaza GP, LLC	**100.0**	**100.0**	100.0	100.0
Horton Plaza Venture, LLC	**100.0**	**100.0**	100.0	100.0
Horton Plaza, LP	**100.0**	**100.0**	100.0	100.0
Louis Joliet Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Louis Joliet Shoppingtown, LP	**100.0**	**100.0**	100.0	100.0
MainPlace Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
Meriden Square #2, LLC	**100.0**	**100.0**	100.0	100.0
Meriden Square #3, LLC	**100.0**	**100.0**	100.0	100.0
Meriden Square Partnership	**100.0**	**100.0**	100.0	100.0
Metreon LLC	**100.0**	**100.0**	-	-
Mid Rivers Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Mid Rivers Land Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Mid Rivers Land MM, LLC	**100.0**	**100.0**	100.0	100.0
Midway Manager LLC	-	-	100.0	100.0
Mission Valley Center, LLC	**100.0**	**100.0**	100.0	100.0
Mission Valley Finance, Inc	-	-	100.0	100.0
Mission Valley Partnership	**100.0**	**100.0**	100.0	100.0
Mission Valley Service, LLC	**100.0**	**100.0**	100.0	100.0
Mission Valley No. 1 LLC	-	-	100.0	100.0
Mission Valley No. 2 LLC	-	-	100.0	100.0
Mission Valley Shoppingtown LLC	**100.0**	**100.0**	100.0	100.0
Missouri Residential I LLC	**100.0**	**100.0**	100.0	100.0
Montgomery Mall Properties, Inc	-	-	100.0	100.0
North County Fair, LP	**100.0**	**100.0**	100.0	100.0
Oakridge Mall GP, LLC	**100.0**	**100.0**	100.0	100.0
Oakridge Mall, LP	**100.0**	**100.0**	100.0	100.0
Old Orchard Urban, LP	**100.0**	**100.0**	100.0	100.0
Old Orchard License Holdings LLC	**100.0**	**100.0**	100.0	100.0
Parkway Plaza GP, LLC	**100.0**	**100.0**	100.0	100.0
Parkway Plaza, LP	**100.0**	**100.0**	100.0	100.0
PCRGP, LP	**100.0**	**100.0**	100.0	100.0
Plaza Bonita GP, LLC	**100.0**	**100.0**	100.0	100.0
Plaza Bonita II, LP	**100.0**	**100.0**	100.0	100.0
Plaza Bonita IV LLC	**100.0**	**100.0**	100.0	100.0
Plaza Bonita, LP	**100.0**	**100.0**	100.0	100.0
Plaza Bonita Parking GP, LLC	**100.0**	**100.0**	100.0	100.0
Plaza Camino Real, LLC	**100.0**	**100.0**	100.0	100.0

NOTE 42 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 08 – Interest Beneficial* Parent Entity %	31 Dec 08 – Interest Consolidated or Equity accounted %	31 Dec 07 – Interest Beneficial* Parent Entity %	31 Dec 07 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
Plaza Camino Real, LP	**100.0**	**100.0**	100.0	100.0
Plaza Camino Service, LLC	**100.0**	**100.0**	100.0	100.0
Plaza West Covina GP, LLC	**100.0**	**100.0**	100.0	100.0
Plaza West Covina, LP	**100.0**	**100.0**	100.0	100.0
Promenade, LP	**100.0**	**100.0**	100.0	100.0
Residential Real Estate I, LLC	**100.0**	**100.0**	100.0	100.0
Residential Rental and Investments, Inc	**100.0**	**100.0**	100.0	100.0
Roseville Parcel, LLC	**100.0**	**100.0**	100.0	100.0
Roseville Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
S.F. Shopping Centre Associates, LP	**100.0**	**100.0**	100.0	100.0
S.F. Centre Limited Partnership	**100.0**	**100.0**	100.0	100.0
S.F. Centre LLC	**100.0**	**100.0**	100.0	100.0
Santa Ana Venture	**100.0**	**100.0**	100.0	100.0
Santa Anita Fashion Park, LP	**100.0**	**100.0**	100.0	100.0
Santa Anita GP, LLC	**100.0**	**100.0**	100.0	100.0
Santa Anita Service, LLC	**100.0**	**100.0**	100.0	100.0
Santa Anita Shoppingtown LP	**100.0**	**100.0**	100.0	100.0
Sarasota Property LLC	**100.0**	**100.0**	100.0	100.0
Sarasota Shoppingtown, LLC	**100.0**	**100.0**	100.0	100.0
Sargent Drive Holding, LLC	**100.0**	**100.0**	100.0	100.0
Solano Mall, LP	**100.0**	**100.0**	100.0	100.0
South County Center, LLC	**100.0**	**100.0**	100.0	100.0
South County Holdings, LLC	**100.0**	**100.0**	100.0	100.0
South County Post Office, LLC	**100.0**	**100.0**	100.0	100.0
South County Properties, Inc	-	-	100.0	100.0
South Shore Mall Holdings, LLC	**100.0**	**100.0**	100.0	100.0
South Shore Mall, LLC	**100.0**	**100.0**	100.0	100.0
South Shore Manager, LLC	**100.0**	**100.0**	100.0	100.0
Southgate Plaza, LLC	**100.0**	**100.0**	100.0	100.0
Southlake Indiana LLC	**100.0**	**100.0**	100.0	100.0
Southpark Mall LLC	**100.0**	**100.0**	100.0	100.0
SSM Land, LLC	**100.0**	**100.0**	100.0	100.0
St. Louis Assets, LLC	**100.0**	**100.0**	100.0	100.0
Sunrise Mall, LLC	**100.0**	**100.0**	100.0	100.0
The Connecticut Post, LP	**100.0**	**100.0**	100.0	100.0
Topanga Center, Inc	-	-	100.0	100.0
Topanga Plaza, LP	**100.0**	**100.0**	100.0	100.0
Topanga Plaza Owner, LLC	**100.0**	**100.0**	100.0	100.0
Trumbull Department Stores, Inc	-	-	100.0	100.0
Trumbull Shopping Center # 1, LLC	**100.0**	**100.0**	100.0	100.0
Trumbull Shopping Center # 2, LLC	**100.0**	**100.0**	100.0	100.0
UC Century Genpar, LLC	**100.0**	**100.0**	100.0	100.0
UPI Associates	**100.0**	**100.0**	100.0	100.0
Urban Roseville, LLC	**100.0**	**100.0**	100.0	100.0
Urban Shopping Centers, LP	**100.0**	**100.0**	100.0	100.0
Vancouver Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Vancouver Mall II, LP	**100.0**	**100.0**	100.0	100.0
Vancouver Mall II, LLC	**100.0**	**100.0**	100.0	100.0
Vancouver Mall III LLC	**100.0**	**100.0**	100.0	100.0
Vancouver Mall, LLC	**100.0**	**100.0**	100.0	100.0
WALP Service, LLC	**100.0**	**100.0**	100.0	100.0
WAP HC, Inc	**100.0**	**100.0**	100.0	100.0
WCI Finance, LLC	**100.0**	**100.0**	100.0	100.0
WCM (BOS), LLC	**100.0**	**100.0**	100.0	100.0
WCMI (Texas), LLC	**100.0**	**100.0**	100.0	100.0
WDI Operations LLC (formerly Westfield BTW Sponsor, LLC)	**100.0**	**100.0**	100.0	100.0

82-35029

NOTE 42 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	31 Dec 08 – Interest Beneficial* Parent Entity %	31 Dec 08 – Interest Consolidated or Equity accounted %	31 Dec 07 – Interest Beneficial* Parent Entity %	31 Dec 07 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
WEA Belden, LLC	**100.0**	**100.0**	100.0	100.0
WEA Brandon I GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Brandon II GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Chesterfield, LLC	**100.0**	**100.0**	100.0	100.0
WEA Chicago Ridge, LLC	**100.0**	**100.0**	100.0	100.0
WEA Citrus GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Countryside GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Crestwood Plaza, LLC	**100.0**	**100.0**	100.0	100.0
WEA CT Houses, LLC	**100.0**	**100.0**	100.0	100.0
WEA Eastridge GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Eastridge, LP	**100.0**	**100.0**	100.0	100.0
WEA Finance, LLC	**100.0**	**100.0**	100.0	100.0
WEA Fox Valley GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Garden State Plaza GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Gateway, LLC	**100.0**	**100.0**	100.0	100.0
WEA Great Northern GP II, LLC	**100.0**	**100.0**	100.0	100.0
WEA Great Northern GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Great Northern Mall, LLC	**100.0**	**100.0**	100.0	100.0
WEA GSP, Inc	**100.0**	**100.0**	100.0	100.0
WEA Hawthorn Shopping Center GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Hawthorn Theatre MM, LLC	**100.0**	**100.0**	100.0	100.0
WEA Meriden Square, LLC	**100.0**	**100.0**	100.0	100.0
WEA Meriden Square No.2, LLC	**100.0**	**100.0**	100.0	100.0
WEA Meriden Square, Inc	-	-	100.0	100.0
WEA North Bridge, LLC	**100.0**	**100.0**	100.0	100.0
WEA Northwest Indiana Holdings LLC 1	**100.0**	**100.0**	100.0	100.0
WEA NY Houses, LLC	**100.0**	**100.0**	100.0	100.0
WEA NY, Inc	**100.0**	**100.0**	100.0	100.0
WEA Old Orchard GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Palm Desert, LP	**100.0**	**100.0**	100.0	100.0
WEA San Francisco GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA Solano BB, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southcenter, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southgate Plaza, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southlake, LLC	**100.0**	**100.0**	100.0	100.0
WEA Southpark, LLC	**100.0**	**100.0**	100.0	100.0
WEA Valley Fair, LP	**100.0**	**100.0**	100.0	100.0
WEA Valley Fair UTC, LP	**100.0**	**100.0**	100.0	100.0
WEA VTC GP, LLC	**100.0**	**100.0**	100.0	100.0
WEA VTC LP, LLC	**100.0**	**100.0**	100.0	100.0
West County Center, LLC	**100.0**	**100.0**	100.0	100.0
West Valley Development, LLC	**100.0**	**100.0**	100.0	100.0
West Valley, LP	**100.0**	**100.0**	100.0	100.0
West Valley Partnership	**100.0**	**100.0**	100.0	100.0
Westfield 816-818 Mission Street LLC	**100.0**	**100.0**	100.0	100.0
Westfield America GP, Inc	**100.0**	**100.0**	100.0	100.0
Westfield America GP, LLC	**100.0**	**100.0**	100.0	100.0
Westfield America Investor, LP	**100.0**	**100.0**	100.0	100.0
Westfield America, LP	**100.0**	**100.0**	100.0	100.0
Westfield America M.S., Inc.	-	-	100.0	100.0
Westfield America of Annapolis, Inc	-	-	100.0	100.0
Westfield America of Bonita, Inc	-	-	100.0	100.0
Westfield America of Meriden Square, Inc	-	-	100.0	100.0
Westfield America of Missouri, Inc	-	-	100.0	100.0
Westfield America of Vancouver, Inc	-	-	100.0	100.0
Westfield America of West Covina, Inc	-	-	100.0	100.0

NOTE 42 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

Name of entity	**31 Dec 08 – Interest** Beneficial* Parent Entity %	**31 Dec 08 – Interest** Consolidated or Equity accounted %	31 Dec 07 – Interest Beneficial* Parent Entity %	31 Dec 07 – Interest Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Consolidated Controlled Entities (continued)				
Westfield America Shopping Centers, LP	**100.0**	**100.0**	100.0	100.0
Westfield America, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Beneficiary 1, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Beneficiary 2, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Beverage, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Branding, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Bulletin Building, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Centers, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Century City, LLC	**-**	**-**	100.0	100.0
Westfield Concession Management II LLC	**100.0**	**100.0**	100.0	100.0
Westfield Concession Management, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Development Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Emporium, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Franklin Park Mall II LLC	**100.0**	**100.0**	100.0	100.0
Westfield Franklin Park Mall, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Franklin Park Mezz II, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Garden State, LLC	**100.0**	**100.0**	100.0	100.0
Westfield GEX LLC	**100.0**	**100.0**	100.0	100.0
Westfield GEX2 LLC	**100.0**	**100.0**	100.0	100.0
Westfield Gift Card Management, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Growth II, LP	**100.0**	**100.0**	100.0	100.0
Westfield Growth, LP	**100.0**	**100.0**	100.0	100.0
Westfield Head, LP	**100.0**	**100.0**	100.0	100.0
Westfield Independence, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Independence Mall, LP	**100.0**	**100.0**	100.0	100.0
Westfield, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Louis Joliet, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Management Acquisition, Inc.	**100.0**	**100.0**	100.0	100.0
Westfield Management Company	**100.0**	**100.0**	100.0	100.0
Westfield Management, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Metreon, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Mission Valley Corporation	**-**	**-**	100.0	100.0
Westfield North Bridge, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Project Management, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Sacramento Acquisition Associates, LP	**100.0**	**100.0**	100.0	100.0
Westfield San Francisco I, LLC	**100.0**	**100.0**	100.0	100.0
Westfield San Francisco, LLC	**100.0**	**100.0**	100.0	100.0
Westfield SF, LP	**100.0**	**100.0**	100.0	100.0
Westfield Subsidiary REIT 1, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Subsidiary REIT 2, Inc	**100.0**	**100.0**	100.0	100.0
Westfield Topanga Owner, LP	**100.0**	**100.0**	100.0	100.0
Westfield U.S. Holdings, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Urban Preferred, LLC	**100.0**	**100.0**	100.0	100.0
Westfield Urban, LLC	**100.0**	**100.0**	100.0	100.0
Westfield World Trade Retail, LLC	**100.0**	**100.0**	-	-
Westfield WRI, Inc	**-**	**-**	100.0	100.0
Westfield WTC Holding, LLC	**100.0**	**100.0**	100.0	100.0
Westland Mall LLC	**100.0**	**100.0**	100.0	100.0
Westland Milford Properties, Inc	**-**	**-**	100.0	100.0
Westland Partners, Inc	**-**	**-**	100.0	100.0
Westland Properties, Inc	**100.0**	**100.0**	100.0	100.0
Westland Realty Beneficiary, Inc.	**100.0**	**100.0**	100.0	100.0
Westland Shopping Center L.P., A California Limited Partnership	**100.0**	**100.0**	100.0	100.0
Westland Shopping Center, LP	**100.0**	**100.0**	100.0	100.0
Westland South Shore Mall, LP	**100.0**	**100.0**	100.0	100.0
Wheaton Plaza No.1, LLC	**100.0**	**100.0**	100.0	100.0
Wheaton Plaza Regional Shopping Center, LLP	**100.0**	**100.0**	100.0	100.0
WPI Meriden Square, Inc	**-**	**-**	100.0	100.0

82-35029

NOTE 42 DETAILS OF CONTROLLED ENTITIES AND EQUITY ACCOUNTED ENTITIES (CONTINUED)

	31 Dec 08 – Interest		31 Dec 07 – Interest	
Name of entity	Beneficial* Parent Entity %	Consolidated or Equity accounted %	Beneficial* Parent Entity %	Consolidated or Equity accounted %
ENTITIES INCORPORATED IN UNITED STATES (CONTINUED)				
Equity Accounted Entities				
Abbey Acquisition, LLC	**43.3**	**43.3**	43.3	43.3
Bulletin Building, LLC	**50.0**	**50.0**	50.0	50.0
Bulletin Building Owner, LLC	**50.0**	**50.0**	50.0	50.0
Emporium Development, LLC	**50.0**	**50.0**	50.0	50.0
Emporium Mall, LLC	**50.0**	**50.0**	50.0	50.0
Fashion Square Service TRS, Inc	**50.0**	**50.0**	50.0	50.0
GSP Holdings, LLC	**50.0**	**50.0**	50.0	50.0
GSP Service TRS, Inc	**50.0**	**50.0**	50.0	50.0
MBM Associates	**1.0**	**1.0**	1.0	1.0
MerchantWired LLC	**9.7**	**9.7**	9.7	9.7
Montgomery Mall Borrower, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Mall Condo, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Mall, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Mall of Maryland, LLC	**50.0**	**50.0**	50.0	50.0
Montgomery Service, Inc	**50.0**	**50.0**	50.0	50.0
North Bridge Service TRS, Inc	**33.3**	**33.3**	33.3	33.3
Northbridge Retail Company, LLC	**33.3**	**33.3**	33.3	33.3
R A Hotel, Inc.	**43.3**	**43.3**	43.3	43.3
R A Hotel Partners LP	**43.3**	**43.3**	43.3	43.3
R A West, Inc.	**43.3**	**43.3**	43.3	43.3
RNA-NY LLC	**43.3**	**43.3**	43.3	43.3
Rolim Real Estate Investments, Inc.	**43.3**	**43.3**	43.3	43.3
Rolim West, LLC	**43.3**	**43.3**	43.3	43.3
RoPro TRS, Inc.	**43.3**	**43.3**	43.3	43.3
Sherman Oaks Fashion Associates, LP	**50.0**	**50.0**	50.0	50.0
Tri-Party Miscellaneous, LLC	**43.3**	**43.3**	43.3	43.3
Tri-Party Non-856 Assets, LLC	**43.3**	**43.3**	43.3	43.3
University Towne Center, LLC	**50.0**	**50.0**	50.0	50.0
UTC Venture LLC	**50.0**	**50.0**	50.0	50.0
V F Mall, LLC	**50.0**	**50.0**	50.0	50.0
Valencia Town Center Associates, LP	**50.0**	**50.0**	50.0	50.0
Valencia Town Center Venture, G.P., LLC	**50.0**	**50.0**	50.0	50.0
Valencia Town Center Venture, LP	**50.0**	**50.0**	50.0	50.0
Valley Fair UTC, LLC	**50.0**	**50.0**	50.0	50.0
VF/UTC Service, Inc	**50.0**	**50.0**	50.0	50.0
Westfield Paramus 1, Inc	**50.0**	**50.0**	50.0	50.0
Westfield Paramus 2, Inc	**50.0**	**50.0**	50.0	50.0
Westfield Paramus Holdings 1, LLC	**50.0**	**50.0**	50.0	50.0
Westfield Paramus Holdings 2, LLC	**50.0**	**50.0**	50.0	50.0
Westfield Paramus Holdings 3, LLC	**50.0**	**50.0**	50.0	50.0
Westfield Valencia, LLC	**50.0**	**50.0**	50.0	50.0
Westland Garden State Plaza, LP	**50.0**	**50.0**	50.0	50.0

* Beneficial interest in underlying controlled and equity accounted entities reflects the Parent Entity's ownership interest as determined under Australian Accounting Standards excluding certain convertible redeemable preference shares and other redeemable preference shares/units which have been accounted for as other financial liabilities in these financial statements.

Directors' Declaration

82-35029

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("Trust"), declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the Financial Statements and notes thereto are in accordance with the Corporations Act 2001, including sections 296 and 297; and

(c) they have been provided with the declarations required by section 295A of the Corporations Act 2001 (Cwlth).

Made on 16 March 2009 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

F G Hilmer, AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000 Australia
GPO Box 2646 Sydney NSW 2001

Tel: +61 2 9248 5555
Fax: +61 2 9248 5959
www.ey.com/au

Independent auditor's report to the members of Westfield America Trust

We have audited the accompanying financial report of Westfield America Trust (the "Trust"), which comprises the balance sheet as at 31 December 2008 and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the Trust and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of Westfield America Management Limited, the Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001.* This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(b), the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001.* We have given to the directors of Westfield America Management Limited a written Auditor's Independence Declaration, a copy of which is included in the directors' report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Auditor's Opinion
In our opinion:

1. the financial report of Westfield America Trust is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Westfield America Trust and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001.*

2. the financial report also complies with International Financial Reporting Standards.

Ernst & Young

S J Ferguson
Partner

Sydney, 16 March 2009

Liability limited by a scheme approved under Professional Standards Legislation.

The Directors of Westfield America Management Limited ("Responsible Entity"), the responsible entity of Westfield America Trust ("Trust") submit the following Report for the year ended 31 December 2008 ("Financial Year").

In this Report, the Trust and its controlled entities are referred to as the "Group".

1. Operations and Activities

1.1 Review of Operations and State of Affairs

The Group reported a net loss of $496.9 million and a distribution of $860.7 million for the Financial Year. Basic loss per unit is 24.46 cents and the distribution per unit is 42.25 cents.

As at 31 December 2008, the Trust had a $23.8 billion (consolidated properties $20.5 billion and share of equity accounted properties: $3.3 billion) interest in 55 shopping centres, comprising 8,843 retail outlets and approximately 5.9 million square feet of retail space.

The Trust contributed net property income of $1.052.9 million for the Financial Year with comparable mall income growth of 0.5%.

Retail sales on the Group's 55 shopping centres totalled US$6.8 billion for the Financial Year.

At 31 December 2008, the portfolio of 55 shopping centres was 92.6% leased. New leases totalling 3.3 million square feet were completed during the Financial Year. The average specialty store rent across the portfolio at 31 December 2008 was US$45.58 per square foot, up 2.7% for the Financial Year (on a comparable basis).

Development projects

During the Financial Year the Group successfully completed the US$115 million redevelopment of Westfield Plaza Bonita in San Diego, California, the US$240 million expansion of Westfield Southcenter in Seattle, Washington, the US$50 million redevelopment of Westfield Topanga (Stage 2) in Los Angeles, California, and the US$190 million redevelopment of Westfield Galleria at Roseville (Stage 1) near Sacramento in Northern California, all of which were completed and opened in the third quarter of 2008.

Construction continues on the US$180 million redevelopment of Westfield Culver City, the US$120 million expansion of Westfield Santa Anita, and the US$80 million redevelopment of Westfield Galleria at Roseville (Stage 2) which are all scheduled for completion in the fourth quarter of 2009 and the US$120 million redevelopment of Westfield Valencia which is scheduled for completion in the first quarter of 2010.

There were no significant changes in the Trust's state of affairs during the Financial Year.

1.2 Principal Activities

The principal activities of the Trust during the Financial Year were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the Financial Year.

1.3 Subsequent Events

Since the end of the Financial Year, the Westfield Group conducted a $2.9 billion underwritten institutional placement. The purpose of the issue was to raise capital to further strengthen the Westfield Group's balance sheet through the retirement of debt. Further details of the placement are provided in Note 41 to the Financial Statements (page 50).

1.4 Future Developments

The likely developments in the Trust's operations in future financial years and the expected results of those operations are described in the Review of Operations and State of Affairs above. In the opinion of the Directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

1.5 Environmental Performance

Environmental laws and regulations in force in the various jurisdictions in which the Group operates are applicable to areas of the Group's operations and in particular to its development, construction and shopping centre management activities. The Group has in place procedures to identify and comply with such requirements including, where applicable, obtaining and complying with the conditions of relevant authority consents and approvals and the obtaining of any necessary licences. These compliance procedures are regularly reviewed and audited and their application closely monitored.

2. Distributions

The following distributions were paid to members during the Financial Year:

The distribution for the six months ended 31 December 2007 [1], paid 29 February 2008:

– 20.25 cents per unit final distribution for all ordinary units	$410,119,195

The distribution for the six months ended 30 June 2008 [2], paid 29 August 2008:

– 25.00 cents per unit interim distribution for all ordinary units;	
– 16.76 cents per unit interim distribution for ordinary units issued on 29 February 2008 pursuant to the Group's Distribution Reinvestment Plan	$507,404,462

The following final distribution [3] was declared for payment to members with respect to the Financial Year, and paid on 27 February 2009:

– 17.25 cents per unit final distribution for all ordinary units	$353,254,690

(1) The Trust distribution of 20.25 cents per ordinary unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security paid on 29 February 2008. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

(2) The Trust distribution of 25.00 cents per ordinary unit and 16.76 cents (per February 2008 DRP unit) formed part of the distribution of 53.25 cents per ordinary WDC stapled security and 35.70 cents (per February 2008 DRP stapled security) paid on 29 August 2008. This distribution was an aggregate of a distribution from the Trust and a distribution from Westfield Trust. No dividend was paid by Westfield Holdings Limited. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

(3) The Trust distribution of 17.25 cents per ordinary unit formed part of the distribution of 53.25 cents per ordinary WDC stapled security paid on 27 February 2009. This distribution is an aggregate of a distribution from the Trust, a dividend from Westfield Holdings Limited and a distribution from Westfield Trust. The figure reported here only represents that component of the aggregate Westfield Group distribution being the distribution of the Trust.

82-35029

3. The Directors

The following Directors served on the Board for the Financial Year: Mr F P Lowy AC, Mr D H Lowy AM, Professor F G Hilmer AO, Mr R L Furman, Lord P H Goldsmith QC PC, Mr D M Gonski AC, Mr S P Johns, Mr P S Lowy, Mr S M Lowy, Mr J McFarlane, Professor J Sloan, Dr G H Weiss, Mr D R Wills AO and Ms C M Zampatti AM.

The composition of the Board changed during the Financial Year with the retirement of Mr Dean Wills AO on 23 May 2008. On 26 February 2008, Professor Judith Sloan and Mr John McFarlane were appointed to the Board. On 28 August 2008, Lord Peter Goldsmith QC PC was appointed to the Board.

The names of the Directors in office and the relevant interests of each Director in ordinary stapled securities in the Westfield Group as at the date of this Report are shown below. Ordinary units in the Trust are stapled to shares in Westfield Holdings Limited and units in Westfield Trust. The stapled securities trade on the Australian Securities Exchange under the code WDC.

Director	Number of Stapled Securities
F P Lowy AC D H Lowy AM P S Lowy S M Lowy	179,598,386
R L Furman	50,000
P H Goldsmith QC PC	–
D M Gonski AC	234,701
F G Hilmer AO	205,904
S P Johns	1,512,655
J McFarlane	–
J Sloan	1,000
G H Weiss	21,739
D R Wills AO	20,000
C M Zampatti AM	346,337

Mr Wills retired from the Board on 23 May 2008. On the date of his retirement, Mr Wills held 20,000 ordinary stapled securities in the Westfield Group.

None of the Directors hold options over any issued or unissued units in the Trust or stapled securities in the Westfield Group. No options over any issued or unissued units in the Trust or stapled securities in the Westfield Group have been issued to the Directors. Details of performance rights granted to other Key Management Personnel are contained in Note 40 to the Financial Statements.

None of the Directors are party to or entitled to a benefit under a contract which confers a right to call for, or be delivered, interests in the Trust or the Group. None of the Directors hold debentures of the Westfield Group.

4. Options and Unissued Interests

Details of the unissued ordinary units in the Trust under options as at the date of this Report are provided in Note 21 in the Notes to the Financial Statements (page 18).

Details of fully paid ordinary units in the Trust which were issued during or since the end of the Financial Year as a result of the exercise of options over unissued units are provided in Note 20 in the Notes to the Financial Statements (page 18).

5. Indemnities and Insurance Premiums

No insurance premiums were paid during or since the end of the Financial Year out of the assets of the Trust in regards to insurance cover provided to the Responsible Entity or the auditor of the Trust. So long as the officers of the Responsible Entity act in accordance with the Constitution and the Corporations Act, they remain fully indemnified out of the assets of the Trust against any losses incurred while acting on behalf of the Trust. The auditors of the Trust are in no way indemnified out of the assets of the Trust.

6. Special Rules for Registered Schemes

- $1.9 million in fees were paid and payable to the Responsible Entity and its associates out of the assets of the Trust during the Financial Year.
- Associates of the Responsible Entity held 107,543,157 units as at the end of the Financial Year.
- Details of units issued in the Trust during the Financial Year are set out on Note 20 on page 18.
- No withdrawals were made from the scheme during the Financial Year.
- Details of the value of the Trust's assets as at the end of the Financial Year and the basis for the valuation are set out in Notes 2(b), 12 and 13 on pages 7, 13 and 14 respectively.
- Details of the number of units in the Trust as at the end of the Financial Year are set out in Note 20 on page 18.

7. Audit

7.1 Audit and Compliance Committee

As at the date of this Report, the Responsible Entity had an Audit and Compliance Committee of the Board of Directors.

7.2 Auditor's Independence Declaration

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust and the consolidated entity for the financial year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

SJ Ferguson
Partner

Sydney, 16 March 2009

Liability limited by a scheme approved under Professional Standards Legislation.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy AC
Executive Chairman

F G Hilmer AO
Director

16 March 2009

Corporate Governance Statement

The Corporate Governance Statement for Westfield America Trust for the financial year ended 31 December 2008 has been incorporated into the Corporate Governance Statement prepared for the stapled Westfield Group. This Statement can be found in the 2008 Westfield Group Annual Report, after the Directors' Report.

Members' Information

FOR THE YEAR ENDED 31 DECEMBER 2008

	Twenty Largest Holders of Stapled Securities in Westfield Group*	Number of Securities	% of Issued Securities
1	HSBC Custody Nominees (Australia) Limited	516,471,267	22.75
2	National Nominees Limited	337,119,058	14.85
3	J P Morgan Nominees Australia Limited	317,366,482	13.98
4	Citicorp Nominees Pty Limited	130,542,143	5.75
5	Cordera Holdings Pty Limited	123,607,561	5.44
6	Cogent Nominees Pty Limited	45,351,573	2.00
7	Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	44,117,754	1.94
8	AMP Life Limited	41,173,400	1.81
9	ANZ Nominees Limited <Cash Income A/C>	40,612,717	1.79
10	ANZ Nominees Limited <Income Reinvest Plan A/C>	27,409,705	1.21
11	Cogent Nominees Pty Limited <SMP Account>	22,012,067	0.97
12	Bond Street Custodians Limited <ENH Property Securities A/C>	18,712,176	0.82
13	Franley Holdings Pty Limited	16,975,434	0.75
14	Mr Frank P Lowy	15,417,391	0.68
15	Queensland Investment Corporation	12,965,223	0.57
16	RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	12,508,356	0.55
17	Citicorp Nominees Pty Limited <CFSIL CWLTH Property 1 A/C>	11,098,129	0.49
18	Citicorp Nominees Pty Limited <CISL LPT No. 1 A/C>	10,354,351	0.46
19	Neweconomy Com Au Nominees Pty Limited <900 Account>	9,854,333	0.43
20	Bond Street Custodians Limited <Property Securities A/C>	8,718,678	0.38
		1,762,387,798	**77.62**

* Ordinary shares in Westfield Holdings Ltd were stapled to units in Westfield Trust and Westfield America Trust as part of the Merger.

The stapled securities trade on the Australian Securities Exchange under the code WDC.

Voting Rights

Westfield Holdings Limited (the Company) – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each share they hold or represent.

Westfield Trust & Westfield America Trust – At a meeting of members, on a show of hands, every person present who is a member or representative of a member has one vote, and on a poll, every member present in person or by proxy or attorney and every person who is a representative of a member has one vote for each dollar value of the total interest they have in the respective trusts.

Distribution Schedule

	No. of Options*	No. of Option Holders	No. of Stapled securities**	No. of Security holders	% of securities in each Category
1 – 1,000	0	0	32,028,439	65,469	1.41
1,001 – 5,000	0	0	117,569,030	54,663	5.18
5,001 – 10,000	0	0	41,902,556	6,103	1.85
10,001 – 100,000	52,500	1	73,782,285	3,206	3.25
100,001 and over	27,608,709	3	2,005,195,096	294	88.31
Total	**27,661,209**	**4**	**2,270,477,406**	**129,735**	**100.00**

As at 27 February 2009, 4,545 security holders hold less than a marketable parcel of quoted securities in the Westfield Group.

* There are 27,661,209 options on issue to four subsidiaries of Westfield Holdings Limited. Due to the stapling structure of the Westfield Group, these options could not be exercised by these subsidiaries. The total number of options on issue at 27 February 2009 is 27,661,209.

* There are 2,390,992 performance rights on issue to a total of 154 Westfield Group employees. Under the stapling arrangements each of Westfield Holdings Limited, Westfield Trust and Westfield America Trust is required to issue securities on the vesting of a performance right.

** Subsidiaries of the Company also hold 83,084,363 units in Westfield America Trust which units are not stapled. There are 2,353,561,769 units in Westfield America Trust on issue.

Substantial Securityholders

The names of the Westfield Group's substantial securityholders and the number of ordinary stapled securities in which each has a relevant interest, as disclosed in substantial shareholding notices given to the Westfield Group, are as follows:

Members of the Lowy family and associates	179,598,386
Commonwealth Bank of Australia	151,483,363
Barclay's Group	118,042,076